As filed with the Securities and Exchange Commission on December 18, 2007
Registration No. 333-147039

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.

☑	POST-EFFECTIVE AMENDMENT NO. 1
MVC CAPITAL, INC.
(Exact Name of Registrant as Specified in Charter)

287 Bowman Avenue
2nd Floor
Purchase, NY 10577
(Address of Principal Executive Offices)
Registrant’s telephone number, including Area Code: (914) 701-0310
Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue
2nd Floor
Purchase, NY 10577
(Name and Address of Agent for Service)

Copies of information to:
George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
     Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.
     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☑
     It is proposed that this filing will become effective (check appropriate box):
☑	when declared effective pursuant to section 8(c).
     If appropriate, check the following box:
☐	This [post-effective amendment] designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .
CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

		Proposed Maximum	Proposed Maximum	Amount of
	Amount Being	Offering	Aggregate	Registration
Title of Securities Being Registered	Registered	Price per Unit	Offering Price	Fee
Common Stock, $0.01 par value per share(2)
Preferred Stock(2)
Warrants(3)
Debt Securities(4)
Total			$250,000,000(5)	$7,675(1)

(1)	Estimated pursuant to Rule 457 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement. $7,675 was previously paid.

(2)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of common stock or preferred stock as may be sold, from time to time.

(3)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(4)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $250,000,000.

(5)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $250,000,000.
          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS

$250,000,000

Common Stock

Preferred Stock

Warrants

Debt Securities

MVC Capital, Inc. is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). Our investment objective is to seek to maximize total return from capital appreciation and/or income. We seek to achieve our investment objective primarily by providing equity and debt financing to small and middle-market companies that are, for the most part, privately owned. No assurances can be given that we will achieve our objective.

We are managed by The Tokarz Group Advisers LLC, a registered investment adviser.

We may offer, from time to time, in one or more offerings or series, together or separately, up to $250,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as the “securities.” The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “MVC.”

This prospectus, and the accompanying prospectus supplement, if any, sets forth information about us that a prospective investor should know before investing. It includes the information required to be included in a prospectus and statement of additional information. Please read it before you invest and keep it for future reference. You may request a free copy of this prospectus, and the accompanying prospectus supplement, if any, annual and quarterly reports, and other information about us, and make shareholder inquiries by calling (914) 510-9400, by writing to us or from our website at www.mvccapital.com. Additional information about us has been filed with the Securities and Exchange Commission and is available on the Securities and Exchange Commission’s website at www.sec.gov.

Investing in our securities involves a high degree of risk. Before buying any securities, you should read the discussion of the material risks of investing in our securities, including the risk of leverage, in “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

December 18, 2007

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, if any. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus and the accompanying prospectus supplement, if any. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement, if any, is accurate only as of the date of this prospectus or such prospectus supplement; however, the prospectus and such supplement will be updated to reflect any material changes. Our business, financial condition, results of operations and prospects may have changed since then.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to an aggregate of $250,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the heading “Where You Can Find Additional Information” and the section under the heading “Risk Factors” before you make an investment decision.

PROSPECTUS SUMMARY

The following summary highlights some of the information in this prospectus. It is not complete and may not contain all the information that you may want to consider. We encourage you to read this entire document and the documents to which we have referred.

In this prospectus and any accompanying prospectus supplement, unless otherwise indicated, “MVC Capital,” “we,” “us,” “our” or the “Company” refer to MVC Capital, Inc. and its subsidiary, MVC Financial Services, Inc. (“MVCFS”), and “TTG Advisers” or the “Adviser” refers to The Tokarz Group Advisers LLC. Unless the context dictates otherwise, “we” also refers to TTG Advisers acting on behalf of MVC Capital.

THE COMPANY

MVC Capital is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. MVC Capital provides equity and debt investment capital to fund growth, acquisitions and recapitalizations of small and middle-market companies in a variety of industries primarily located in the United States. Our investments can take the form of common and preferred stock and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “MVC.”

Although the Company has been in operation since 2000, the year 2003 marked a new beginning for the Company. In February 2003, shareholders elected an entirely new board of directors. The board of directors developed a new long-term strategy for the Company. In September 2003, upon the recommendation of the board of directors, shareholders voted to adopt a new investment objective for the Company of seeking to maximize total return from capital appreciation and/or income. The Company’s prior objective had been limited to seeking long-term capital appreciation from venture capital investments in information technology industries. Consistent with our broader objective, we adopted a more flexible investment strategy of providing equity and debt financing to small and middle-market companies in a variety of industries. With the recommendation of the board of directors, shareholders also voted to appoint Michael Tokarz as Chairman and Portfolio Manager to lead the implementation of our new objective and strategy and to stabilize the existing portfolio. Prior to the arrival of Mr. Tokarz and his new management team in November 2003, the Company had experienced significant valuation declines from investments made by the former management team. After only three quarters of operations under the new management team, the Company posted a profitable third quarter for fiscal year 2004, reversing a trend of 12 consecutive quarters of net investment losses and earned a profit for the entire fiscal year. The Company has continued its growth. As of October 31, 2007, the Company’s net assets were approximately $369.1 million compared with net assets of approximately $363.5 million at July 31, 2007 and $237.0 million at October 31, 2006. This increase represents the 16th consecutive quarter of net asset growth for the Company. The Company’s net change in net assets resulting from operations for the fiscal year 2007 was approximately $65.7 million. This $65.7 million from operations represents an approximate 38.8% change over the net change in net assets from operations reported in fiscal year 2006. During the fiscal year 2007, the Company earned approximately $22.8 million in interest and dividend income and approximately $4.1 million in fee and other income, representing an increase of approximately $8.4 million or 45.6% in total income as compared to fiscal year 2006. The Company’s fiscal year 2007 net operating income was approximately $2.1 million and net realized and unrealized gains were $63.6 million. The preceding information relating to the 2007 fiscal year is based on our financial statements which have not yet been audited by our independent registered public accounting firm.

On September 7, 2006, the shareholders of the Company approved the Investment Advisory and Management Agreement, dated October 31, 2006 (the “Advisory Agreement”) (with over 92% of the votes cast on the agreement voting in its favor), which provided for the Company to be externally managed by The Tokarz Group Advisers LLC (“TTG Advisers”). The agreement took effect on November 1, 2006. TTG Advisers was organized to provide investment advisory and management services to the Company and other investment vehicles. TTG Advisers is a registered investment adviser that is controlled by Mr. Tokarz. All of the individuals (including the Company’s investment professionals) who had been previously employed by the Company as of the fiscal year ended October 31, 2006 became employed by TTG Advisers. The Company’s investment strategy and selection process has remained the same under the externalized management structure.

ABOUT MVC CAPITAL

The Company is managed by TTG Advisers, the Company’s investment adviser. The investment team of TTG Advisers is headed by Michael Tokarz, who has over 30 years of lending and investment experience. TTG Advisers has a dedicated originations and transaction development investment team with significant experience in private equity, leveraged finance, investment banking, distressed debt transactions and business operations. The members of the investment team have invested in and managed businesses during both recessionary and expansionary periods, through interest rate cycles and a variety of financial market conditions. TTG Advisers has nine full-time investment professionals and three part-time investment professionals, the majority of whom were previously employed by the Company. TTG Advisers also uses the services of other investment professionals with whom it has developed long-term relationships, on an as-needed basis. In addition, TTG Advisers employs three other full-time professionals and two part-time professionals who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As TTG Advisers grows, it expects to hire, train, supervise and manage new employees at various levels, many of whom would be expected to provide services to the Company.

The fiscal year 2006 represented another positive year for the Company. The Company made 16 new investments and eight follow-on investments. The Company committed a total of $166.3 million of capital in the fiscal year 2006, compared to $53.8 million and $60.7 million in the fiscal years 2005 and 2004, respectively. The fiscal year 2006 new investments included: Turf Products LLC (“Turf”), Strategic Outsourcing, Inc. (“SOI”), Henry Company, SIA BM Auto (“BM Auto”), Storage Canada, LLC (“Storage Canada”), Phoenix Coal Corporation (“Phoenix Coal”), Harmony Pharmacy & Health Center, Inc. (“Harmony Pharmacy”), Total Safety U.S., Inc. (“Total Safety”), PreVisor, Inc. (“PreVisor”), Marine Exhibition Corporation (“Marine”), BP Clothing, LLC (“BP”), Velocitius B.V. (“Velocitius”), Summit Research Labs, Inc. (“Summit”), Octagon Credit Investors, LLC (“Octagon”), Auto MOTOL BENI (“BENI”), and Innovative Brands LLC (“Innovative Brands”). The fiscal year 2006 follow-on investments included: Dakota Growers Pasta Company, Inc. (“Dakota Growers”), Baltic Motors Corporation (“Baltic Motors”), SGDA Sanierungsgesellschaft fur Deponien und Altlasten mbH (“SGDA”), Amersham Corporation (“Amersham”), Timberland Machines & Irrigation, Inc. (“Timberland”), SP Industries, Inc. (“SP”), Harmony Pharmacy, and Velocitius.

During the nine month period ended July 31, 2007, the Company made eight new investments and 14 follow-on investments. The Company committed a total of approximately $100.7 million of capital to these investments. These investments included HuaMei Capital Company, Inc. (“HuaMei”), WBS Carbons Acquisition Corp. (“WBS”), Levlad Arbonne International LLC (“Levlad”), MVC Partners LLC (“MVC Partners”), Total Safety, Genevac U.S. Holdings, Inc. (“Genevac”), SIA Tekers Invest (“Tekers”), U.S. Gas & Electric, Inc. (“U.S. Gas”), SGDA, Vitality Foodservice, Inc. (“Vitality”), Turf, Harmony Pharmacy, Velocitius, BP, BENI and SP.

In addition, on July 24, 2007, the Company closed the sale of two of its portfolio companies, Baltic Motors and BM Auto, for a combined total enterprise value exceeding $120.0 million. The combined realized gain to the Company of $66.5 million represents a 108.2% IRR including fees earned throughout the life of both investments. The Company’s investment in Baltic Motors was one of the first commitments made under the Company’s current management team and signifies the first full maturation of a portfolio company over the investment life cycle.

We continue to perform due diligence and seek new investments that are consistent with our objective of maximizing total return from capital appreciation and/or income. We believe that we have extensive relationships with private equity firms, investment banks, business brokers, commercial banks, accounting firms, law firms, hedge funds, other investment firms, industry professionals and management teams of several companies, which can continue to provide us with investment opportunities.

We are currently working on an active pipeline of potential new investment opportunities. We expect that our equity and loan investments will generally range between $3 million and $25 million each, although we may occasionally invest smaller or greater amounts of capital depending upon the particular investment. While the Company does not adhere to a specific equity and debt asset allocation mix, no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses, determined as of the close of each quarter. Our portfolio company investments are typically illiquid and are made through privately negotiated transactions. We generally target companies with annual revenues of between $10.0 million and $150.0 million and annual EBITDA of between $3.0 million and $25.0 million. We generally seek to invest in companies with a history of strong, predictable, positive EBITDA (net income before net interest expense, income tax expense, depreciation and amortization).

Our portfolio company investments currently consist of common and preferred stock, other forms of equity interest and warrants or rights to acquire equity interests, senior and subordinated loans, and convertible securities. At October 31, 2007, the value of all investments in portfolio companies was approximately $379.2 million and our gross assets were approximately $470.5 million. The preceding information relating to the 2007 fiscal year is based on our financial statements which have not yet been audited by our independent registered public accounting firm.

We expect that our investments in senior loans and subordinated debt will generally have stated terms of three to ten years. However, there is no limit on the maturity or duration of any security in our portfolio. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s). We may invest without limit in debt of any rating and debt that has not been rated by any nationally recognized statistical rating organization.

Our board of directors has the authority to change any of the strategies described in this prospectus without seeking the approval of our shareholders. However, the 1940 Act prohibits us from altering or changing our investment objective, strategies or policies such that we cease to be a business development company and prohibits us from voluntarily withdrawing our election to be regulated as a business development company, without the approval of the holders of a “majority,” as defined in the 1940 Act, of our outstanding voting securities.

COMPETITIVE ADVANTAGES

We believe that the following capabilities provide us with a competitive advantage over various other capital providers to small- and middle-market companies:

Our Team’s Experience and Expertise.  The investment team of TTG Advisers is headed by Michael Tokarz, who has over 30 years of lending and investment experience, 17 of which were with Kohlberg Kravis Roberts & Co., and Warren Holtsberg who has extensive investment experience, including several years as the head of Motorola Ventures, the venture capital arm of Motorola, Inc. TTG Advisers has a dedicated originations and underwriting team comprised of nine investment professionals with over 15 years average experience in private equity, leveraged finance, investment banking, distressed debt transactions and business operations. The members of the investment team have experience managing investments and businesses during both recessionary and expansionary periods, through interest rate cycles and a variety of financial market conditions. TTG Advisers also retains the services of other investment and industry professionals with whom it has developed long-term relationships, on an as-needed basis. In addition, TTG Advisers employs three other professionals who manage our operations and provide investment support functions both directly and indirectly to our portfolio companies.

Proprietary Deal Flow.  We have relationships with various private equity firms, investment banks, business brokers, commercial banks, accounting firms, law firms, hedge funds, other investment firms, industry professionals and management teams of several companies, all of which provide us with access to a variety of investment opportunities. Because of these relationships, we often have the first or exclusive opportunity to provide investment capital and thus may be able to avoid competitive situations.

Creative and Extensive Transaction Structuring.  We are flexible in the types of securities in which we invest and their structures, and can invest across a company’s capital structure. We believe that the investment team’s creativity and flexibility in structuring investments, coupled with our ability to invest in companies across various industries, gives us the ability to identify investment opportunities and provides us with the opportunity to be a “one-stop” capital provider to small- and mid-sized companies.

Efficient Organizational Structure.  In contrast to traditional private equity and mezzanine funds, which typically have a limited life, the perpetual nature of our corporate structure provides us with a permanent capital base and ensures that we are not exposed to the investor withdrawals and fund liquidations those other funds sometimes encounter. We believe this greater flexibility with respect to our investment horizon affords us greater investment opportunities and is also attractive to our investors, as our structure enables us to be a long-term partner for our portfolio companies.

Counsel to Portfolio Companies.  We provide valuable support to our portfolio companies in different ways including: offering advice to senior management on strategies for realizing their objectives, advising or participating on their boards of directors, offering ideas to help increase sales, offering advice on improving margins and operating more efficiently, helping to augment the management team, and providing access to external resources (e.g., financial, legal, accounting, or technology).

Existing Investment Platform:  As of July 31, 2007, we had approximately $436.5 million in gross assets under management. During the nine month period ended July 31, 2007, the Company made eight new investments and 14 follow-on investments pursuant to its strategy of maximizing capital appreciation and/or income. We believe that our current investment platform provides us with the ability to, among other things, identify investment opportunities and conduct marketing activities and extensive due diligence for potential investments.

Oversight:  The public nature of the Company allows for oversight not normally found in a typical private equity firm. This oversight is provided by the SEC, the NYSE, the Company’s board of directors and, most importantly, the Company’s shareholders. The Company, through its periodic filings with the SEC, provides transparency into its investment portfolio and operations thus allowing shareholders access to information about the Company on a regular basis.

Diverse Industry Knowledge:  We provide financing to companies in a variety of industries. We generally look at companies with secure market niches and a history of predictable or dependable cash flows in which members of the investment team have prior investment experience. We believe that the ability to invest in portfolio companies in various industries has the potential to give our portfolio greater diversity.

Disciplined and Opportunistic Investment Philosophy:  Our investment philosophy and method of portfolio construction involves an assessment of the overall macroeconomic environment, financial markets and company-specific research and analysis. While the composition of our portfolio may change based on our opportunistic investment philosophy, we continue to seek to provide long-term equity and debt investment capital to small and middle-market companies that we believe will provide us strong returns on our investments while taking into consideration the overall risk profile of the specific investment.

Tax Status and Capital Loss Carryforwards:  The Company has elected to be taxed as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). It is the policy of the Company to continue to meet the requirements for RIC status. As a RIC, the Company is not subject to federal income tax to the extent that it distributes all of its investment company taxable income and net realized capital gains for its taxable year (see “Federal Income Tax Matters”). This allows us to attract different kinds of investors than other publicly held corporations. The Company is also exempt from excise tax if it distributes at least 98% of its ordinary income and capital gains during each calendar year. As of October 31, 2006, the Company had a net capital loss carryforward of $73,524,707, of which $28,213,867 will expire in the year 2010, $4,220,380 will expire in the year 2011, $37,794,910 will expire in the year 2012 and $3,295,550 will expire in the year 2013. To the extent future capital gains are offset by capital loss carryforwards, such gains are not subject to the distribution provisions described under “Federal Income Tax Matters.”

Capital loss carryforwards may be subject to additional limitations. As of October 31, 2006, the Company also had net unrealized capital losses of approximately $11.6 million.

OPERATING AND REGULATORY STRUCTURE

Our tax status generally allows us to “pass-through” our income to our shareholders as dividends without the imposition of corporate level taxation, if certain requirements are met. See “Federal Income Tax Matters.”

As a business development company, we are required to meet certain regulatory tests, the most significant relating to our investments and borrowings. We are required to have at least 70% of the value of our total assets invested in “eligible portfolio companies” or cash or cash equivalents. Generally, U.S.-based, privately held or thinly-traded public companies are deemed “eligible portfolio companies” under the 1940 Act. A business development company must also maintain a coverage ratio of assets to borrowings of at least 200%. See “Certain Government Regulations.”

As a business development company, we must make available significant managerial assistance to our portfolio companies. We provide support for our portfolio companies in several different ways including: offering advice to senior management on strategies for realizing their objectives, advising or participating on their boards of directors, offering ideas to help increase sales, reviewing monthly/quarterly financial statements, offering advice on improving margins and saving costs, helping to augment the management team, and providing access to external resources (e.g., financial, legal, accounting, or technology). We may receive fees for these services.

PLAN OF DISTRIBUTION

We may offer, from time to time, up to $250,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, on terms to be determined at the time of the offering.

Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated.

We may not sell securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such securities. See “Plan of Distribution.”

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities for general corporate purposes, including, for example, investing in portfolio companies in accordance with our investment objective and strategy, repaying debt and funding our subsidiaries’ activities. Pending such uses, we will hold the net proceeds from the sale of our securities in cash or invest all or a portion of such net proceeds in short term, highly liquid investments. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.

DETERMINATION OF COMPANY’S NET ASSET VALUE

Pursuant to the requirements of the 1940 Act, we value our portfolio securities at their current market value or, if market quotations are not readily available, at their estimates of fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with valuation procedures adopted by our board of directors (the “Valuation Procedures”). As permitted by the SEC, the board of directors has delegated the responsibility of making fair value determinations to the Valuation Committee (as defined below), subject to the board of directors’ supervision and pursuant to the Valuation Procedures. Our board of directors may also elect in the future to hire independent consultants to review the Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments.

At July 31, 2007, approximately 72.6% of our total assets represented portfolio investments recorded at fair value. Pursuant to our Valuation Procedures, our Valuation Committee (“Valuation Committee”) (which is currently comprised of three Independent Directors (as defined below)) determines fair valuations of our portfolio companies on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net unrealized gain (loss) on investments.”

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which we derive a single estimate of fair value. We specifically value each individual investment and record unrealized depreciation for an investment that we believe has become impaired, including where collection of a loan or realization of an equity security is doubtful or diminished. Conversely, we will record unrealized appreciation if we have an indication (based on a significant development) that the underlying portfolio company has appreciated in value and, therefore, our equity security has also appreciated in value, where appropriate. Without a readily ascertainable market value and because of the inherent uncertainty of fair valuation, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

DISTRIBUTIONS

Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. Our quarterly dividends, if any, will be determined by our board of directors. Most recently, on July 13, 2007, our board of directors declared a regular quarterly dividend of $0.12 per share which was paid on July 31, 2007 to shareholders of record on July 24, 2007.

We intend to continue to qualify for treatment as a RIC under Subchapter M of the Code. In order to permit us to deduct from our taxable income dividends we distribute to our shareholders, in addition to meeting other requirements, we must distribute for each taxable year at least 90% of (i) our investment company taxable income (consisting generally of net investment income from interest and dividends and net realized short term capital gains) and (ii) our net tax-exempt interest, if any. See “Federal Income Tax Matters.”

DIVIDEND REINVESTMENT PLAN

All of our shareholders who hold shares of common stock in their own name will automatically be enrolled in our dividend reinvestment plan (the “Plan”). All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (the “Plan Agent”) in additional shares of our common stock. Any shareholder may, of course, elect to receive his or her dividends and distributions in cash. Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. For any of our shares that are held by banks, brokers or other entities that hold our shares as nominees for individual shareholders, the Plan Agent will administer the Plan on the basis of the number of shares certified by any nominee as being registered for shareholders that have not elected to receive dividends and distributions in cash. To receive your dividends and distributions in cash, you must notify the Plan Agent.

The Plan Agent serves as agent for the shareholders in administering the Plan. If we declare a dividend or distribution payable in cash or in additional shares of our common stock, those shareholders participating in the Plan will receive their dividend or distribution in additional shares of our common stock. Such shares will be either newly issued by us or purchased in the open market by the Plan Agent. If the market value of a share of our common stock on the payment date for such dividend or distribution equals or exceeds the net asset value per share on that date, we will issue new shares at the net asset value. If the net asset value exceeds the market price of our common stock, the Plan Agent will purchase in the open market such number of shares as is necessary to complete the distribution.

CORPORATE INFORMATION

Our principal executive office is located at 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577 and our telephone number is (914) 701-0310.

Our Internet website address is http://www.mvccapital.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus unless otherwise indicated.

RISK FACTORS

An investment in MVC Capital involves certain significant risks relating to our business and investment objective. We have identified below a summary of these risks. For a more complete description of the risk factors impacting an investment in our securities, we urge you to read the “Risk Factors” section. There can be no assurance that we will achieve our investment objective and an investment in the Company should not constitute a complete investment program for an investor.

BUSINESS RISKS

•	We depend on key personnel of TTG Advisers, especially Mr. Tokarz, in seeking to achieve our investment objective.

•	Our investment adviser, TTG Advisers, is a recently-formed entity.

•	Our returns may be substantially lower than the average returns historically realized by the private equity industry as a whole.

•	Substantially all of our portfolio investments are recorded at “fair value” and, as a result, there is a degree of uncertainty regarding the carrying values of our portfolio investments.

•	Economic recessions or downturns could impair our portfolio companies and harm our operating results.

•	We may not realize gains from our equity investments.

•	The market for private equity investments can be highly competitive. In some cases, our status as a regulated business development company may hinder our ability to participate in certain investment opportunities.

•	Our ability to use our capital loss carryforwards may be subject to limitations.

•	Loss of pass-through tax treatment would substantially reduce net assets and income available for dividends.

•	Complying with the RIC requirements may cause us to forego otherwise attractive opportunities.

•	Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital.

•	Any failure on our part to maintain our status as a business development company would reduce our operating flexibility.

•	Changes in the law or regulations that govern us could have a material impact on our business.

•	Results may fluctuate and may not be indicative of future performance.

•	Our common stock price can be volatile.

•	We are subject to market discount risk.

•	We have not established a minimum dividend payment level and we cannot assure you of our ability to make distributions to our shareholders in the future.

•	We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

•	Changes in interest rates may affect our cost of capital and net operating income and our ability to obtain additional financing.

•	We may be unable to meet our covenant obligations under our credit facility which could adversely affect our business.

•	A portion of our existing investment portfolio was not selected by the investment team of TTG Advisers.

•	Under the Advisory Agreement, TTG Advisers is entitled to compensation based on our portfolio’s performance. This arrangement may result in riskier or more speculative investments in an effort to maximize incentive compensation.

•	There are potential conflicts of interest that could impact our investment returns.

•	Our relationship with MVC Acquisition Corp. could give rise to conflicts of interest with respect to the allocation of investment opportunities between us on the one hand and MVC Acquisition Corp. on the other hand.

•	The war with Iraq, terrorist attacks and other acts of violence or war may affect any market for our common stock, impact the businesses in which we invest and harm our operations and our profitability.

•	Our financial condition and results of operations will depend on our ability to effectively manage our future growth.

INVESTMENT RISKS

•	Investing in private companies involves a high degree of risk.

•	Our investments in portfolio companies are generally illiquid.

•	Our investments in small and middle-market privately-held companies are extremely risky and the Company could lose its entire investment.

•	Our borrowers may default on their payments, which may have an effect on our financial performance.

•	Our investments in mezzanine and other debt securities may involve significant risks.

•	When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.

•	We may choose to waive or defer enforcement of covenants in the debt securities held in our portfolio, which may cause us to lose all or part of our investment in these companies.

•	Our portfolio companies may incur obligations that rank equally with, or senior to, our investments in such companies. As a result, the holders of such obligations may be entitled to payments of principal or interest prior to us, preventing us from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization, acquisition, merger or bankruptcy of the relevant portfolio company.

•	Our portfolio investments may be concentrated in a limited number of portfolio companies, which would magnify the effect if one of those companies were to suffer a significant loss. This could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.

•	Investments in foreign debt or equity may involve significant risks in addition to the risks inherent in U.S. investments.

OFFERING RISKS

•	Our common stock price can be volatile.

•	Investing in our securities may involve a high degree of risk.

•	We may allocate the net proceeds from this offering in ways with which you may not agree.

•	Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

•	Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing shareholders and be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form N-2 together with all amendments and related exhibits under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us and the common stock being offered by this prospectus. You may inspect the registration statement and the exhibits without charge at the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain copies from the SEC at prescribed rates.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect our SEC filings, without charge, at the public reference facilities of the SEC at 100 F Street, NE, Washington, DC 20549. The SEC also maintains a web site at http://www.sec.gov that contains our SEC filings. You can also obtain copies of these materials from the public reference section of the SEC at 100 F Street, NE, Washington, DC 20549, at prescribed rates. Please call the SEC at 1-202-551-8090 for further information on the public reference room. Copies may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by written request to Public Reference Section, Washington, DC 20549-0102. You can also inspect reports and other information we file at the offices of the NYSE, and you are able to inspect those at 20 Broad Street, New York, NY 10005.

FEES AND EXPENSES

This table describes the various costs and expenses that an investor in our common stock will bear directly or indirectly.

Shareholder Transaction Expenses
Sales load		%(1)
Offering expenses borne by us (as a percentage of offering price)		%(2)
Total shareholder transaction expenses (as a percentage of offering price)		%(3)
Estimated Annual Expenses (as a percentage of consolidated net assets attributable to common stock)(4)
Management fees	2.17	%(5)
Incentive fees payable under Advisory Agreement (20% of net realized capital gains (on investments made after November 1, 2003) and 20% of pre-incentive fee net operating income)	3.87	%(5)
Other expenses	0.83	%(6)
Interest payments on borrowed funds	1.56	%(7)
Total annual expenses	8.43	%(8)

Example

The following example, required by the SEC, demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we assumed we would have no leverage and that our operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5.0% annual return	$83	$240	$387	$712

Although the example assumes (as required by the SEC) a 5.0% annual return, our performance will vary and may result in a return of greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the dividend reinvestment plan may receive shares of common stock that we issue at net asset value or are purchased by the administrator of the dividend reinvestment plan, at the market price in effect at the time, which may be at or below net asset value. See “Dividend Reinvestment Plan.”

The example should not be considered a representation of future expenses, and the actual expenses may be greater or less than those shown.

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)	The related prospectus supplement will disclose the offering price and the total shareholder transaction expenses as a percentage of the offering price.

(4)	“Consolidated net assets attributable to common stock” equals net assets (i.e., total consolidated assets less total consolidated liabilities) at July 31, 2007.

(5)	Pursuant to the Advisory Agreement, the Company pays TTG Advisers a management fee and an incentive fee. The management fee is calculated at an annual rate of 2% of our total assets (excluding cash and the value of any investment by the Company not made in a portfolio company (“Non-Eligible Assets”) but including assets purchased with borrowed funds that are not Non-Eligible Assets). The incentive fee payable to TTG Advisers is based on our performance, may not be paid unless we achieve certain goals and remains unpaid until certain realization events occur. The incentive fee percentage reflects the reserve for incentive compensation as of July 31, 2007, including the estimated payment obligations as a result of the sale of Baltic Motors and BM Auto in July 2007. For a more complete description of the management and incentive fees, please see “Advisory Agreement” on page 91 below.

(6)	“Other expenses” are based on actual expenses incurred for the nine month period ended July 31, 2007 and estimated expenses for the remainder of the fiscal year.

(7)	The estimate is based on borrowings outstanding as of July 31, 2007 and our assumption is that our borrowings and interest costs for the remainder of the fiscal year and after an offering will remain similar to the amounts outstanding as of that date. We had outstanding borrowings of $50.0 million at July 31, 2007. See “Risk Factors — Business Risks — We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(8)	TTG Advisers has agreed to an expense cap for the fiscal year 2008 pursuant to which it will absorb or reimburse operating expenses of the Company (promptly following the completion of such year), to the extent necessary to limit the Company’s expense ratio (the consolidated expenses of the Company, including any amounts payable to TTG Advisers under the base management fee, but excluding the amount of any interest and other direct borrowing costs, taxes, incentive compensation and extraordinary expenses taken as a percentage of the Company’s average net assets) for such year to 3.25%. The expense cap is described further in “Advisory Agreement” on page 91 below.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the condensed consolidated financial information below with the Consolidated Financial Statements and Notes thereto included in this prospectus. Financial information for the fiscal years ended October 31, 2006, 2005, 2004 and 2003 are derived from the consolidated financial statements, which have been audited by Ernst & Young LLP, the Company’s current independent registered public accounting firm. The following selected financial data for the fiscal year ended October 31, 2002 is derived from the financial statements, which were audited by the Company’s former independent public accounting firm. Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments), which are necessary to present fairly the results for such interim periods. Interim results at and for the nine months ended July 31, 2007 are not necessarily indicative of the results that may be expected for the year ended October 31, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 26 for more information.

Selected Consolidated Financial Data

	Nine Month
	Period Ended
	July 31,		Year Ended October 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)
	(In thousands ($), except per share data)

Operating Data:
Interest and related portfolio income:
Interest and dividend income	$15,982	$9,282	$13,909	$9,457	$2,996	$2,833	$3,740
Fee income	2,278	2,666	3,828	1,809	926	62	—
Other income	252	456	771	933	64	—	—

Total operating income	18,512	12,404	18,508	12,199	3,986	2,895	3,740
Expenses:
Employee compensation and benefits	—	2,242	3,499	2,336	1,366	2,476	696
Incentive compensation (Note 9)	10,042	4,717	6,055	1,117	—	—	—
Administrative	1,929	2,560	3,420	3,021	2,891	8,911	2,573
Interest, fees and other borrowing costs	3,636	684	1,594	31	2	—	—
Management fee	5,105	—	—	—	—	—	3,593

Total operating expenses	20,712	10,203	14,568	6,505	4,259	11,387	6,862

Litigation recovery of management fees	—	—	—	—	370	—	—
Net operating income (loss) before taxes	(2,200)	2,201	3,940	5,694	97	(8,492)	(3,122)
Tax expense (benefit), net	(452)	143	159	(101)	79	—	—

Net operating income (loss)	(1,748)	2,058	3,781	5,795	18	(8,492)	(3,122)
Net realized and unrealized gains (losses):
Net realized gains	65,850	3,016	5,221	(3,295)	(37,795)	(4,220)	(33,469)
Net change in unrealized appreciation (depreciation)	(6,914)	26,396	38,334	23,768	49,382	(42,771)	(21,765)

Net realized and unrealized gains on investments	58,936	29,412	43,555	20,473	11,587	(46,991)	(55,234)

Net increase in net assets resulting from operations	$57,188	$31,470	$47,336	$26,268	$11,605	$(55,483)	$(58,356)

	Nine Month
	Period Ended
	July 31,		Year Ended October 31,
	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)
	(In thousands ($), except per share data)

Per Share:
Net increase (decrease) in net assets per share resulting from operations	$2.57	$1.65	$2.48	$1.45	$0.91	$(3.42)	$(3.54)
Dividends per share	$0.42	$0.36	$0.48	$0.24	$0.12	$—	$0.04
Balance Sheet Data:
Portfolio at value	$316,867	$212,203	$275,892	$122,298	$78,520	$24,071	$54,194
Portfolio at cost	334,740	235,101	286,851	171,591	151,582	146,515	133,864
Total assets(1)	436,549	306,050	347,047	201,379	126,577	137,880	196,511
Shareholders’ equity	363,453	223,396	236,993	198,707	115,567	137,008	195,386
Shareholders’ equity per share (net asset value)	$14.98	$11.70	$12.41	$10.41	$9.40	$8.48	$11.84
Common shares outstanding at period end	24,262	19,092	19,094	19,087	12,293	16,153	16,500
Other Data:
Number of Investments funded in period	22	18	24	9	7	5	10
Investments funded ($) in period	$100,700	$101,400	$166,300	$53,836	$60,710	$21,955	$26,577

(1)	See “Senior Securities” for more information regarding our level of indebtedness.

	2007			2006				2005
	Qtr 3	Qtr 2	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1
	(In thousands ($), except per share data)

Quarterly Data (Unaudited):
Total operating income	7,030	6,073	5,409	6,104	4,607	3,915	3,882	3,361	4,404	2,439	1,995
Incentive compensation	1,618	4,898	3,526	1,338	1,161	2,005	1,551	320	402	395	—
Interest, fees and other borrowing costs	1,252	1,256	1,128	910	636	39	9	11	8	—	12
Management fee	1,616	1,854	1,635	—	—	—	—	—	—	—	—
Other expenses	608	652	669	2,117	1,676	1,739	1,387	1,450	1,440	1,331	1,136
Tax Expense (Benefit)	(78)	(394)	20	16	62	(24)	105	(32)	74	(108)	(35)
Net operating income (loss) before net realized and unrealized gains	2,014	(2,193)	(1,569)	1,723	1,072	156	830	1,612	2,480	821	882
Net increase (decrease) in net assets resulting from operations	13,788	24,323	19,077	15,866	8,046	11,117	12,307	8,933	10,310	4,360	2,665
Net increase (decrease) in net assets resulting from operations per share	0.57	1.00	1.00	0.83	0.42	0.58	0.65	0.46	0.58	0.23	0.18
Net asset value per share	14.98	14.53	13.23	12.41	11.70	11.40	10.94	10.41	10.06	9.64	9.41

RISK FACTORS

Investing in MVC Capital involves a number of significant risks relating to our business and investment objective. As a result, there can be no assurance that we will achieve our investment objective. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The Company’s risk factors include those directly related to the Company’s business, its investments, and potential offerings.

BUSINESS RISKS

Business risks are risks that are associated with general business conditions, the economy, and the operations of the Company. Business risks are not risks associated with our specific investments or an offering of our securities.

We depend on key personnel of TTG Advisers, especially Mr. Tokarz, in seeking to achieve our investment objective.

We depend on the continued services of Mr. Tokarz and certain other key management personnel of TTG Advisers. If we were to lose access to any of these personnel, particularly Mr. Tokarz, it could negatively impact our operations and we could lose business opportunities. Mr. Tokarz has entered into an agreement with TTG Advisers pursuant to which he has agreed to serve as the Company’s Portfolio Manager for the full twenty-four calendar months following November 1, 2006, absent the occurrence of certain extraordinary events. Furthermore, the Advisory Agreement may not be terminated by TTG Advisers during the initial two-year term of the Advisory Agreement except, upon 60 days’ written notice: (i) in the event a majority of the current directors who are not “interested persons” of the Company, as defined by the 1940 Act (“Independent Directors”) cease to serve as directors or (ii) the Company undergoes a change in “control” (as defined by Section 2(a)(9) of the 1940 Act) not caused by TTG Advisers. However, there is still a risk that Mr. Tokarz’s expertise may be unavailable to the Company, which could significantly impact the Company’s ability to achieve its investment objective.

Our investment adviser, TTG Advisers, is a recently-formed entity.

Our future success depends to a significant extent on the services of our investment adviser. We are dependent for the selection, structuring, closing, and monitoring of our investment on the diligence and skill of our recently-formed investment adviser. TTG Advisers identifies, evaluates, structures, monitors and disposes of our investments, and the services it provides significantly impact our results of operations. Because TTG Advisers is recently formed, it has a limited operating history and limited equity capital. However, Mr. Tokarz and the investment and operations professionals that had been employed by the Company, as of the fiscal year ended October 31, 2006, became employed by TTG Advisers.

Our returns may be substantially lower than the average returns historically realized by the private equity industry as a whole.

Past performance of the private equity industry is not necessarily indicative of that sector’s future performance, nor is it necessarily a good proxy for predicting the returns of the Company. We cannot guarantee that we will meet or exceed the rates of return historically realized by the private equity industry as a whole. Additionally, our overall returns are impacted by certain factors related to our structure as a publicly-traded business development company, including:

•	the lower return we are likely to realize on short-term liquid investments during the period in which we are identifying potential investments, and

•	the periodic disclosure required of business development companies, which could result in the Company being less attractive as an investor to certain potential portfolio companies.

Substantially all of our portfolio investments are recorded at “fair value” and, as a result, there is a degree of uncertainty regarding the carrying values of our portfolio investments.

Pursuant to the requirements of the 1940 Act, because our portfolio company investments do not have readily ascertainable market values, we record these investments at fair value in accordance with our Valuation Procedures adopted by our board of directors. As permitted by the SEC, the board of directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the board of directors’ supervision and pursuant to the Valuation Procedures.

At July 31, 2007, approximately 72.6% of our total assets represented portfolio investments recorded at fair value.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. In determining the fair value of a portfolio investment, the Valuation Committee analyzes, among other factors, the portfolio company’s financial results and projections and publicly traded comparables when available, which may be dependent on general economic conditions. We specifically value each individual investment and record unrealized depreciation for an investment that we believe has become impaired, including where collection of a loan or realization of an equity security is doubtful. Conversely, we will record unrealized appreciation if we have an indication (based on a significant development) that the underlying portfolio company has appreciated in value and, therefore, our equity security has also appreciated in value, where appropriate. Without a readily ascertainable market value and because of the inherent uncertainty of fair valuation, fair value of our investments may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

Pursuant to our Valuation Procedures, our Valuation Committee (which is currently comprised of three Independent Directors) reviews, considers and determines fair valuations on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net change in unrealized appreciation (depreciation) on investments.”

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of the companies in which we have made or will make investments may be susceptible to economic slowdowns or recessions. An economic slowdown may affect the ability of a company to engage in a liquidity event. These conditions could lead to financial losses in our portfolio and a decrease in our revenues, net income and assets.

Our overall business of making private equity investments may be affected by current and future market conditions. The absence of an active mezzanine lending or private equity environment may slow the amount of private equity investment activity generally. As a result, the pace of our investment activity may slow, which could impact our ability to achieve our investment objective. In addition, significant changes in the capital markets could have an effect on the valuations of private companies and on the potential for liquidity events involving such companies. This could affect the amount and timing of any gains realized on our investments.

We may not realize gains from our equity investments.

When we invest in mezzanine and senior debt securities, we may acquire warrants or other equity securities as well. We may also invest directly in various equity securities. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive or invest in may not appreciate in value and, in fact, may decline in value. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it would be advantageous to resell. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

The market for private equity investments can be highly competitive. In some cases, our status as a regulated business development company may hinder our ability to participate in certain investment opportunities.

We face competition in our investing activities from private equity funds, other business development companies, investment banks, investment affiliates of large industrial, technology, service and financial companies, small business investment companies, wealthy individuals and foreign investors. As a regulated business development company, we are required to disclose quarterly the name and business description of portfolio companies and the value of any portfolio securities. Many of our competitors are not subject to this disclosure requirement. Our obligation to disclose this information could hinder our ability to invest in certain portfolio companies. Additionally, other regulations, current and future, may make us less attractive as a potential investor to a given portfolio company than a private equity fund not subject to the same regulations. Furthermore, some of our competitors have greater resources than we do. Increased competition would make it more difficult for us to purchase or originate investments at attractive prices. As a result of this competition, sometimes we may be precluded from making certain investments.

Our ability to use our capital loss carryforwards may be subject to limitations.

If we experience a shift in the ownership of our common stock (e.g., if a shareholder who acquires 5% or more of our outstanding shares of common stock, or if a shareholder who owns 5% or more of our outstanding shares of common stock significantly increases or decreases its investment in the Company), our ability to utilize our capital loss carryforwards to offset future capital gains may be severely limited. In this regard, we may seek to address this matter by implementing restrictions on the ownership of our common stock which, if implemented, would generally prevent investors from acquiring 5% or more of the outstanding shares of our common stock. Further, in the event that we are deemed to have failed to meet the requirements to qualify as a RIC, our ability to use our capital loss carryforwards could be adversely affected.

Loss of pass-through tax treatment would substantially reduce net assets and income available for dividends.

We have operated to qualify as a RIC. If we meet source of income, diversification and distribution requirements, we will qualify for effective pass-through tax treatment. We would cease to qualify for such pass-through tax treatment if we were unable to comply with these requirements. We may have difficulty meeting the requirement to make distributions to our shareholders because in certain cases we may recognize income before or without receiving cash representing such income. In addition, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investments to meet these distribution requirements. If we fail to qualify as a RIC, we will have to pay corporate-level taxes on all of our income whether or not we distribute it, which would substantially reduce the amount of income available for distribution to our shareholders. Even if we qualify as a RIC, we generally will be subject to a corporate-level income tax on the income we do not distribute. Moreover, if we do not distribute at least 98% of our income, we generally will be subject to a 4% federal excise tax on certain undistributed amounts.

Complying with the RIC requirements may cause us to forego otherwise attractive opportunities.

In order to qualify as a RIC for U.S. federal income tax purposes, we must satisfy tests concerning the sources of our income, the nature and diversification of our assets and the amounts we distribute to our shareholders. We may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the source of income or asset diversification requirements for qualification as a RIC. In particular, to qualify as a RIC, at least 50% of our assets must be in the form of cash and cash items, Government securities, securities of other RICs, and other securities that represent not more than 5% of our total assets and not more than 10% of the outstanding voting securities of the issuer. We have from time to time held a significant portion of our assets in the form of securities that exceed 5% of our total assets or more than 10% of the outstanding securities of the issuer, and compliance with the RIC requirements may adversely affect our ability to make additional investments that represent more than 5% of our total assets or more than 10% of the outstanding voting securities of the issuer. Thus, compliance with the RIC requirements may hinder our ability to take advantage of attractive investment opportunities.

Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock or warrants at a price below the then-current net asset value per share of our common stock if our board of directors determines that such sale is in the best interests of the Company and its stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and you might experience dilution.

Any failure on our part to maintain our status as a business development company would reduce our operating flexibility.

We intend to continue to qualify as a business development company (“BDC”) under the 1940 Act. The 1940 Act imposes numerous constraints on the operations of BDCs. For example, BDCs are required to invest at least 70% of their total assets in specified types of securities, primarily in private companies or thinly-traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less. Furthermore, any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants. In addition, upon approval of a majority of our stockholders, we may elect to withdraw our status as a business development company. If we decide to withdraw our election, or if we otherwise fail to qualify as a business development company, we may be subject to the substantially greater regulation under the 1940 Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility, and could significantly increase our costs of doing business.

Changes in the law or regulations that govern us could have a material impact on our business.

We are regulated by the SEC. Changes in the laws or regulations that govern business development companies and RICs may significantly affect our business.

Results may fluctuate and may not be indicative of future performance.

Our operating results will fluctuate and, therefore, you should not rely on current or historical period results to be indicative of our performance in future reporting periods. In addition to many of the above-cited risk factors, other factors could cause operating results to fluctuate including, among others, variations in the investment origination volume and fee income earned, variation in timing of prepayments, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions.

Our common stock price can be volatile.

The trading price of our common stock may fluctuate substantially. The price of the common stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;

•	volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity participation securities, or LEAPs, or short trading positions;

•	changes in regulatory policies or tax guidelines with respect to business development companies or RICs;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	loss of a major funding source; or

•	departures of key personnel of TTG Advisers.

We are subject to market discount risk.

As with any stock, the price of our shares will fluctuate with market conditions and other factors. If shares are sold, the price received may be more or less than the original investment. Whether investors will realize gains or losses upon the sale of our shares will not depend directly upon our net asset value, but will depend upon the market price of the shares at the time of sale. Since the market price of our shares will be affected by such factors as the relative demand for and supply of the shares in the market, general market and economic conditions and other factors beyond our control, we cannot predict whether the shares will trade at, below or above our net asset value. Although our shares have recently traded at a premium to our net asset value, historically, our shares, as well as those of other closed-end investment companies, have frequently traded at a discount to their net asset value, which discount often fluctuates over time.

We have not established a minimum dividend payment level and we cannot assure you of our ability to make distributions to our shareholders in the future.

We cannot assure that we will achieve investment results that will allow us to make cash distributions or year-to-year increases in cash distributions. Our ability to make distributions is impacted by, among other things, the risk factors described in this report. In addition, the asset coverage test applicable to us as a business development company can limit our ability to make distributions. Any distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status and such other factors as our board of directors may deem relevant from time to time. We cannot assure you of our ability to make distributions to our shareholders.

We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

We have borrowed and may continue to borrow money (subject to the 1940 Act limits) in seeking to achieve our investment objective going forward. Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, can increase the risks associated with investing in our securities.

Under the provisions of the 1940 Act, we are permitted, as a business development company, to borrow money or “issue senior securities” only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

We may borrow from, and issue senior debt securities to, banks, insurance companies and other lenders. Lenders of these senior securities have fixed dollar claims on our assets that are superior to the claims of our common shareholders. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our consolidated income in excess of interest payable on the borrowed funds would cause our net operating income to increase more than it would without the leverage, while any decrease in our consolidated income would cause net operating income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock dividend payments. Leverage is generally considered a speculative investment technique.

At July 31, 2007, we had $50.0 million of outstanding indebtedness. We may incur additional debt in the future. If our portfolio of investments fails to produce adequate returns, we may be unable to make interest or principal payments on our indebtedness when they are due. The following table is designed to illustrate the effect on return to a holder of our common stock of the leverage created by our use of borrowing, at the weighted average interest rate 7.38% for the nine month period ended July 31, 2007, and assuming hypothetical annual returns on our portfolio of minus 20 to plus 20 percent. As shown in the table, leverage generally increases the return to stockholders when the portfolio return is positive and decreases the return to stockholders when the portfolio return is negative. Actual returns to stockholders may be greater or less than those appearing in the table.

Assumed Return on Our Portfolio

Assumed Return on Portfolio (net of expenses)(1)	−20%	−10%	−5%	0%	5%	10%	20%
Corresponding Return to Common Stockholders(2)	−30.94%	−16.30%	−8.98%	−1.65%	5.67%	12.99%	27.64%

(1)	The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance.

(2)	In order to compute the “Corresponding Return to Common Stockholders,” the “Assumed Return on Portfolio” is multiplied by the total value of our assets at the beginning of the period to obtain an assumed return to us. From this amount, all interest expense accrued during the period is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets as of the beginning of the period to determine the “Corresponding Return to Common Stockholders.”

Changes in interest rates may affect our cost of capital and net operating income and our ability to obtain additional financing.

Because we have borrowed and may continue to borrow money to make investments, our net operating income before net realized and unrealized gains or losses, or net operating income, may be dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates would not have a material adverse effect on our net operating income. In periods of declining interest rates, we may have difficulty investing our borrowed capital into investments that offer an appropriate return. In periods of sharply rising interest rates, our cost of funds would increase, which could reduce our net operating income. We may use a combination of long-term and short-term borrowings and equity capital to finance our investing activities. We may utilize our short-term credit facilities as a means to bridge to long-term financing. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Additionally, we cannot assure you that financing will be available on acceptable terms, if at all. Recent turmoil in the credit markets has greatly reduced the availability of debt financing. Deterioration in the credit markets, which could delay our ability to sell certain of our loan investments in a timely manner, could also negatively impact our cash flows.

We may be unable to meet our covenant obligations under our credit facility which could adversely affect our business.

On April 27, 2006, the Company and MVCFS, as co-borrowers entered into a four-year, $100 million credit facility (the “Credit Facility”) with Guggenheim Corporate Funding, LLC (“Guggenheim”) as administrative agent for the lenders. At October 31, 2006, there was $50.0 million in term debt and $50.0 million on the revolving credit facility outstanding. During the nine month period ended July 31, 2007, the Company’s net repayments on the Credit Facility were $50.0 million. As of July 31, 2007, there was $50.0 million in term debt and no amount outstanding on the revolving credit facility outstanding. The Credit Facility will expire on April 27, 2010, at which time all outstanding amounts under the Credit Facility will be due and payable. The Credit Facility contains certain covenants that if we were unable to meet would result in an event of default, which could result in payment of the applicable indebtedness being accelerated. In addition, if we require working capital greater than that provided by the Credit Facility, we may be required either to (i) seek to increase the availability under the Credit Facility or (ii) obtain other sources of financing.

A portion of our existing investment portfolio was not selected by the investment team of TTG Advisers.

As of July 31, 2007, 3.8% of the Company’s assets consisted of investments made by the Company’s former management team (the “Legacy Investments”) based on the fair values assigned to these investments by our Valuation Committee. These investments were made pursuant to the Company’s prior investment objective of seeking long-term capital appreciation from venture capital investments in information technology companies. Generally, a cash return may not be received on these investments until a “liquidity event,” i.e., a sale, public offering or merger, occurs. Until then, these Legacy Investments remain in the Company’s portfolio. We are managing them to try and realize maximum returns. Nevertheless, because they were not made in accordance with the Company’s current investment strategy, their future performance may impact our ability to achieve our current objective.

Under the Advisory Agreement, TTG Advisers is entitled to compensation based on our portfolio’s performance. This arrangement may result in riskier or more speculative investments in an effort to maximize incentive compensation.

The way in which the compensation payable to TTG Advisers is determined may encourage the investment team to recommend riskier or more speculative investments and to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would adversely affect our shareholders, including investors in this offering. In addition, key criteria related to determining appropriate investments and investment strategies, including the preservation of capital, might be under-weighted if the investment team focuses exclusively or disproportionately on maximizing returns.

There are potential conflicts of interest that could impact our investment returns.

Our officers and directors, and members of the TTG Advisers investment team, may serve other entities, including those that operate in the same or similar lines of business as we do. Accordingly, they may have obligations to those entities, the fulfillment of which might not be in the best interests of us or our shareholders. It is possible that new investment opportunities that meet our investment objective may come to the attention of one of the management team members or our officers or directors in his or her role as an officer or director of another entity or as an investment professional associated with that entity, and, if so, such opportunity might not be offered, or otherwise made available, to us.

Additionally, as an investment adviser, TTG Advisers has a fiduciary obligation to act in the best interests of its clients, including us. To that end, if TTG Advisers manages any additional investment vehicles or client accounts in the future, TTG Advisers will endeavor to allocate investment opportunities in a fair and equitable manner. If TTG Advisers chooses to manage another investment fund in the future, when the investment professionals of TTG Advisers identify an investment, they will have to choose which investment fund should make the investment. As a result, there may be times when the investment team of TTG Advisers has interests that differ from those of our shareholders, giving rise to a conflict. In an effort to mitigate situations that give rise to such conflicts, TTG Advisers adheres to a policy (which was approved by our Board) relating to allocation of investment opportunities, which generally requires, among other things, that TTG Advisers continue to offer the Company investment opportunities in mezzanine and debt securities as well as non-control equity investments in small and middle market U.S. companies. For a further discussion of this allocation policy, please see “About MVC Capital — Our Investment Strategy — Allocation of Investment Opportunities” below.

Our relationship with MVC Acquisition Corp. could give rise to conflicts of interest with respect to the allocation of investment opportunities between us on the one hand and MVC Acquisition Corp. on the other hand.

We have agreed to serve as the corporate sponsor of MVC Acquisition Corp., a newly-formed blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. We hold our investment in MVC Acquisition Corp. through our wholly-owned portfolio company, MVC Partners LLC. Michael Tokarz, our Chairman and Portfolio Manager and the Manager of TTG Advisers, and Peter Seidenberg, our Chief Financial Officer, who serves in a similar capacity for TTG Advisers, currently serve as Chairman of the Board and Chief Financial Officer, respectively, for MVC Acquisition Corp. As a result of their respective positions with MVC Acquisition Corp., Messrs. Tokarz and Seidenberg may face conflicts of interest with respect to allocation of investment opportunities between us on the one hand and MVC Acquisition Corp. on the other hand. We cannot assure you that these conflicts will be resolved in our favor. In addition, we anticipate the execution of a letter agreement with MVC Acquisition Corp., which would provide MVC Acquisition Corp. with a right of first review with respect to target businesses with a fair market value in excess of $250 million that we become aware of through TTG Advisers. As a result, certain investment opportunities that might otherwise be made available to us would first be submitted for review by MVC Acquisition Corp., and we may therefore be unable to make an investment that may otherwise be attractive to us.

The war with Iraq, terrorist attacks and other acts of violence or war may affect any market for our common stock, impact the businesses in which we invest and harm our operations and our profitability.

The war with Iraq, its aftermath and the continuing occupation of Iraq are likely to have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the war and occupation cannot be predicted with any certainty. Furthermore, terrorist attacks may harm our results of operations and your investment. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. Such attacks and armed conflicts in the United States or elsewhere may impact the businesses in which we invest directly or indirectly, by undermining economic conditions in the United States. Losses resulting from terrorist events are generally uninsurable.

Our financial condition and results of operations will depend on our ability to effectively manage our future growth.

Our ability to achieve our investment objective can depend on our ability to sustain continued growth. Accomplishing this result on a cost-effective basis is largely a function of our marketing capabilities, our management of the investment process, our ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. Failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

INVESTMENT RISKS

Investment risks are risks associated with our determination to execute on our business objective. These risks are not risks associated with general business conditions or those relating to an offering of our securities.

Investing in private companies involves a high degree of risk.

Our investment portfolio generally consists of loans to, and investments in, private companies. Investments in private businesses involve a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative. There is generally very little publicly available information about the companies in which we invest, and we rely significantly on the due diligence of the members of the investment team to obtain information in connection with our investment decisions.

Our investments in portfolio companies are generally illiquid.

We generally acquire our investments directly from the issuer in privately negotiated transactions. Most of the investments in our portfolio (other than cash or cash equivalents) are typically subject to restrictions on resale or otherwise have no established trading market. We may exit our investments when the portfolio company has a liquidity event, such as a sale, recapitalization or initial public offering. The illiquidity of our investments may adversely affect our ability to dispose of equity and debt securities at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in the portfolio, the proceeds of such liquidation could be significantly less than the current value of such investments.

Our investments in small and middle-market privately-held companies are extremely risky and the Company could lose its entire investment.

Investments in small and middle-market privately-held companies are subject to a number of significant risks including the following:

•	Small and middle-market companies may have limited financial resources and may not be able to repay the loans we make to them. Our strategy includes providing financing to companies that typically do not have capital sources readily available to them. While we believe that this provides an attractive opportunity for us to generate profits, this may make it difficult for the borrowers to repay their loans to us upon maturity.

•	Small and middle-market companies typically have narrower product lines and smaller market shares than large companies. Because our target companies are smaller businesses, they may be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, smaller companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.

•	There is generally little or no publicly available information about these privately-held companies. There is generally little or no publicly available operating and financial information about them. As a result, we rely on our investment professionals to perform due diligence investigations of these privately-held companies, their operations and their prospects. We may not learn all of the material information we need to know regarding these companies through our investigations.

•	Small and middle-market companies generally have less predictable operating results. We expect that our portfolio companies may have significant variations in their operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, finance expansion or maintain their competitive position, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow and other coverage tests typically imposed by their senior lenders.

•	Small and middle-market businesses are more likely to be dependent on one or two persons. Typically, the success of a small or middle-market company also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us.

•	Small and middle-market companies are likely to have greater exposure to economic downturns than larger companies. We expect that our portfolio companies will have fewer resources than larger businesses and an economic downturn may thus more likely have a material adverse effect on them.

•	Small and middle-market companies may have limited operating histories. We may make debt or equity investments in new companies that meet our investment criteria. Portfolio companies with limited operating histories are exposed to the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.

Our borrowers may default on their payments, which may have an effect on our financial performance.

We may make long-term unsecured, subordinated loans, which may involve a higher degree of repayment risk than conventional secured loans. We primarily invest in companies that may have limited financial resources and that may be unable to obtain financing from traditional sources. In addition, numerous factors may adversely affect a portfolio company’s ability to repay a loan we make to it, including the failure to meet a business plan, a downturn in its industry or operating results, or negative economic conditions. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in any related collateral.

Our investments in mezzanine and other debt securities may involve significant risks.

Our investment strategy contemplates investments in mezzanine and other debt securities of privately held companies. “Mezzanine” investments typically are structured as subordinated loans (with or without warrants) that carry a fixed rate of interest. We may also make senior secured and other types of loans or debt investments. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade quality (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s, commonly referred to as “junk bonds”). Loans of below investment grade quality have predominantly speculative characteristics with respect to the borrower’s capacity to pay interest and repay principal. Our debt investments in portfolio companies may thus result in a high level of risk and volatility and/or loss of principal.

When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.

We anticipate making debt and minority equity investments; therefore, we will be subject to the risk that a portfolio company may make business decisions with which we disagree, and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our interests. Due to the lack of liquidity in the markets for our investments in privately held companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We may choose to waive or defer enforcement of covenants in the debt securities held in our portfolio, which may cause us to lose all or part of our investment in these companies.

Some of our loans to our portfolio companies may be structured to include customary business and financial covenants placing affirmative and negative obligations on the operation of each company’s business and its financial condition. However, from time to time, we may elect to waive breaches of these covenants, including our right to payment, or waive or defer enforcement of remedies, such as acceleration of obligations or foreclosure on collateral, depending upon the financial condition and prospects of the particular portfolio company. These actions may reduce the likelihood of our receiving the full amount of future payments of interest or principal and be accompanied by a deterioration in the value of the underlying collateral as many of these companies may have limited financial resources, may be unable to meet future obligations and may go bankrupt. This could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.

Our portfolio companies may incur obligations that rank equally with, or senior to, our investments in such companies. As a result, the holders of such obligations may be entitled to payments of principal or interest prior to us, preventing us from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization, acquisition, merger or bankruptcy of the relevant portfolio company.

Our portfolio companies may have other obligations that rank equally with, or senior to, the securities in which we invest. By their terms, such other securities may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in the relevant portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying investors that are more senior than us, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of other securities ranking equally with securities in which we invest, we would have to share on an equal basis any distributions with other investors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company. As a result, we may be prevented from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Our portfolio investments may be concentrated in a limited number of portfolio companies, which would magnify the effect if one of those companies were to suffer a significant loss. This could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.

While we aim to have a broad mix of investments in portfolio companies, our investments, at any time, may be concentrated in a limited number of companies. A consequence of this concentration is that the aggregate returns we seek to realize may be adversely affected if a small number of our investments perform poorly or if we need to write down the value of any one such investment. Beyond the applicable federal income tax diversification requirements, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies. These factors could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.

Investments in foreign debt or equity may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy has resulted in some investments in debt or equity of foreign companies (subject to applicable limits prescribed by the 1940 Act). Investing in foreign companies can expose us to additional risks not typically associated with investing in U.S. companies. These risks include exchange rates, changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

OFFERING RISKS

Offering risks are risks that are associated with an offering of our securities.

Our common stock price can be volatile.

The trading price of our common stock may fluctuate substantially. The price of the common stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;

•	volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity participation securities, or LEAPs, or short trading positions;

•	changes in regulatory policies or tax guidelines with respect to business development companies or RICs;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	loss of a major funding source; or

•	departures of key personnel of TTG Advisers.

Investing in our securities may involve a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our securities may not be suitable for someone with a low risk tolerance.

We may allocate the net proceeds from this offering in ways with which you may not agree.

We have significant flexibility in investing the net proceeds of an offering of our securities and may use the net proceeds from the offering in ways with which you may not agree or for purposes other than those contemplated at the time of the offering.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing shareholders and be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of equity or debt securities, including medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon the liquidation of our Company, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings by us may dilute the holdings of our existing shareholders or reduce the value of our common stock, or both. Any preferred stock we may issue would have a preference on distributions that could limit our ability to make distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this prospectus may contain “forward-looking statements” which can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations or similar words or phrases. The matters described in “Risk Factors” and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. Important assumptions include our ability to originate new investments, maintain certain margins and levels of profitability, access the capital markets for equity and debt capital, the ability to meet regulatory requirements and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus and any exhibits of the registration statement of which this prospectus is a part. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. The forward-looking statements contained in this prospectus and any accompanying prospectus supplement are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities for general corporate purposes, including, for example, investing in portfolio companies in accordance with our investment objective and strategy, repaying debt and funding our subsidiaries’ activities. Pending such uses, we will hold the net proceeds from the sale of our securities in cash or invest all or a portion of such net proceeds in short term, highly liquid investments. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NYSE under the symbol “MVC.” The following table lists the high and low closing sales prices for our common stock, and the closing sales price as a percentage of NAV. On December 11, 2007, the last reported sale price on the NYSE for our common stock was $16.14 and on November 30, 2007, the Company’s NAV per share was $15.27. To view the Company’s latest NAV per share, visit the Company’s Internet website address at http://www.mvccapital.com.

			Closing		Premium/Discount		Premium/Discount
			Sale Price		of High Sale		of Low Sale		Declared
	NAV(1)		High	Low	Price to NAV		Price to NAV		Dividends

Year ending October 31, 2005
First Quarter	$9.41		$9.55	$8.95	1.49%		(4.89)%		—
Second Quarter	9.64		9.50	9.17	(1.45)		(4.88)		—
Third Quarter	10.06		11.34	9.41	12.61		(6.55)		$0.12
Fourth Quarter	10.41		12.22	10.30	17.39		1.06		0.12
Year ending October 31, 2006
First Quarter	$10.94		$12.22	$10.50	11.70%		(4.02)%		$0.12
Second Quarter	11.40		12.75	11.66	11.84		2.28		0.12
Third Quarter	11.70		13.49	11.98	15.30		2.39		0.12
Fourth Quarter	12.41		13.87	12.61	11.67		1.61		0.12
Year ending October 31, 2007
First Quarter	$13.23		$15.26	$13.11	15.34%		(0.91)%		$0.18
Second Quarter	14.53		17.89	15.38	23.12		5.85		0.12
Third Quarter	14.98		19.93	15.83	33.04		5.67		0.12
Fourth Quarter	15.21		19.01	15.70	24.98		3.22		0.12
Year ending October 31, 2008
First Quarter (through December 11, 2007)	$15.27	(2)	$17.44	$15.87	14.21	%(3)	3.93	%(3)	—

(1)	Net asset value is currently calculated and published on a monthly basis. The net asset value shown is as of the last day in the relevant quarter and therefore may not reflect the net asset value per share; on the date of the high and low sales prices. The net asset values shown are based on shares outstanding at the end of each period.

(2)	Net asset value has not yet been calculated for the quarter ending January 31, 2008. However, net asset value as of November 30, 2007 has been calculated and is $15.27.

(3)	These percentages are derived by comparing our high and low sales prices through December 11, 2007 to our net asset value as of November 30, 2007.

At times, our common stock price per share has traded at a discount to our net asset value per share. We cannot predict whether our shares of common stock will trade at a premium or discount to net asset value in the future.

Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. Our quarterly dividends, if any, will be determined by our board of directors. Most recently, on October 15, 2007, our board of directors declared a regular quarterly dividend of $0.12 per share, which was paid on October 31, 2007 to shareholders of record on October 24, 2007.

We maintain a dividend reinvestment plan for our registered shareholders. As a result, if our board of directors declares a dividend or distribution, certain shareholders can have any cash dividends and distributions automatically reinvested in additional shares of our common stock. See “Dividend Reinvestment Plan.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. The Company’s investment objective is to seek to maximize total return from capital appreciation and/or income.

On November 6, 2003, Mr. Tokarz assumed his positions as Chairman and Portfolio Manager of the Company. He and the Company’s investment professionals (who, effective November 1, 2006, provide their services to the Company through the Company’s investment adviser, TTG Advisers) are seeking to implement our investment objective (i.e., to maximize total return from capital appreciation and/or income) through making a broad range of private investments in a variety of industries.

The investments can include senior or subordinated loans, convertible debt and convertible preferred securities, common or preferred stock, equity interests, warrants or rights to acquire equity interests, and other private equity transactions. In addition, during the year ended October 31, 2006, we made sixteen new investments and eight additional investments in existing portfolio companies, committing capital totaling approximately $166.3 million. During the nine month period ended July 31, 2007, the Company made eight new investments and 14 follow-on investments in existing portfolio companies, committing capital totaling approximately $100.7 million.

Prior to the adoption of our current investment objective, the Company’s investment objective had been to achieve long-term capital appreciation from venture capital investments in information technology companies. The Company’s investments had thus previously focused on investments in equity and debt securities of information technology companies. As of July 31, 2007, 3.8% of the fair value of our assets consisted of Legacy Investments. We are, however, seeking to manage these Legacy Investments to try and realize maximum returns. We generally seek to capitalize on opportunities to realize cash returns on these investments when presented with a potential “liquidity event,” i.e., a sale, public offering, merger or other reorganization.

Our new portfolio investments are made pursuant to our new investment objective and strategy. We are concentrating our investment efforts on small and middle-market companies that, in our view, provide opportunities to maximize total return from capital appreciation and/or income. Under our investment approach, we are permitted to invest, without limit, in any one portfolio company, subject to any diversification limits required in order for us to continue to qualify as a RIC.

We participate in the private equity business generally by providing privately negotiated long-term equity and/or debt investment capital to small and middle-market companies. Our financing is generally used to fund growth, buyouts, acquisitions, recapitalizations, note purchases, and/or bridge financings. We generally invest in private companies, although, from time to time, we may invest in public companies that may lack adequate access to public capital.

We may also seek to achieve our investment objective by establishing a subsidiary or subsidiaries that would serve as a general partner or a managing member to a private investment vehicle(s). In fact, during 2006, we established MVC Partners, LLC (“MVC Partners”) for this purpose. Additionally, we may also acquire a portfolio of existing private equity or debt investments held by financial institutions or other investment funds should such opportunities arise.

Operating Income

For the Nine Month Periods Ended July 31, 2007 and 2006.  Total operating income was $18.5 million for the nine month period ended July 31, 2007 and $12.4 million for the nine month period ended July 31, 2006, an increase of $6.1 million.

For the Nine Month Period Ended July 31, 2007

Total operating income was $18.5 million for the nine month period ended July 31, 2007. The increase in operating income over the same period last year was primarily due to the increase in the number of investments that provide the Company with current income. The main components of investment income were the interest and dividend income earned on loans to portfolio companies and the receipt of closing and monitoring fees from certain portfolio companies by the Company and MVCFS. The Company earned approximately $15.5 million in interest and dividend income from investments in portfolio companies. Of the $15.5 million recorded in interest/dividend income, approximately $2.4 million was “payment in kind” interest/dividends. The “payment in kind” interest/dividends are computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. The Company’s debt investments yielded rates from 0% to 27%. Also, the Company earned approximately $508,000 in interest income on its cash equivalents and short-term investments. The Company received fee income and other income from portfolio companies and other entities totaling approximately $2.3 million and $252,000, respectively.

For the Nine Month Period Ended July 31, 2006

Total operating income was $12.4 million for the nine month period ended July 31, 2006. The increase in operating income over the same nine month period last year was primarily due to the increase in the number of investments that provide the Company with current income. For the nine month periods ended July 31, 2006 and 2005, the Company made 18 and nine investments in portfolio companies, respectively. The main components of investment income were the interest and dividend income earned on loans to portfolio companies and the receipt of closing and monitoring fees from certain portfolio companies by the Company and MVCFS. The Company earned approximately $7.3 million in interest and dividend income from investments in portfolio companies. Of the $7.3 million recorded in interest/dividend income, approximately $1.4 million was “payment in kind” interest/dividends. The “payment in kind” interest/dividends are computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. During the nine month period ended July 31, 2006, the Company reclassified dividend income received from Vitality Foodservice, Inc. (“Vitality”) totaling approximately $900,000 to return of capital. The reclassification occurred due to the determination that Vitality will not have taxable earnings and profits for their fiscal year 2006. This reclassification to return of capital had no impact on the Company’s net asset value. The Company’s investments yielded rates from 7% to 17%. Also, the Company earned approximately $2.0 million in interest income on its cash equivalents and short-term investments. The Company received fee income and other income from portfolio companies and other entities totaling approximately $2.7 million and $456,000, respectively. Included in other income is flow through income from limited liability companies and cash received from the Mentor Graphics Corp. (“Mentor Graphics”) multi-year earnout. Please see the Company’s 2005 Annual Report on Form 10-K for more information regarding the Mentor Graphics earnout.

For the Year Ended October 31, 2006

Total operating income was $18.5 million for the year ended October 31, 2006. The increase in operating income over last year was primarily due to the increase in the number of investments that provide the Company with current income. For the years ended October 31, 2006 and 2005, the Company made 24 and 9 investments in portfolio companies, respectively. The main components of operating income were the interest and dividend income earned on loans to portfolio companies and the receipt of closing and monitoring fees from certain portfolio companies by the Company and MVCFS. During 2006, the Company earned approximately $13.9 million in interest and dividend income from investments in portfolio companies. Of the $13.9 million recorded in interest/dividend income, approximately $2.2 million was payment in kind interest/dividends. The payment in kind interest/dividends are computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. During the year ended October 31, 2006, the Company reclassified dividend income received from Vitality totaling approximately $900,000 to return of capital. The reclassification occurred due to the determination that Vitality did not have sufficient taxable earnings and profits for their fiscal year 2006. This reclassification to return of capital had limited impact on the Company’s net asset value. The Company’s investments yielded rates from 7% to 17%. Also, the Company earned approximately $2.3 million in interest income on its cash equivalents and short-term investments. The Company received fee income and other income from portfolio companies and other entities totaling approximately $3.8 million and $771,405, respectively. Included in other income is flow through income from limited liability companies and cash received from the Mentor Graphics multi-year earnout.

For the Year Ended October 31, 2005

Total operating income was $12.2 million for the year ended October 31, 2005. The increase in operating income over 2004 was primarily due to the increase in the number of investments that provide the Company with current income. The main components of investment income were the interest and dividend income earned on loans to portfolio companies and the receipt of closing and monitoring fees from certain portfolio companies by the Company and MVCFS. The Company earned approximately $7.53 million in interest and dividend income from investments in portfolio companies. Of the $7.53 million recorded in interest/dividend income, approximately $1.37 million was “payment in kind” interest/dividends. The “payment in kind” interest/dividends are computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. The Company’s yielding investments were paying interest to the Company at various rates from 7% to 17%. Also, the Company earned approximately $1.93 million in interest income on its cash equivalents and short-term investments. The Company received fee income and other income from portfolio companies and other entities totaling approximately $1.81 million and $900,000 respectively. Included in other income is flow through income from limited liability companies, cash received from the Mentor Graphics multi-year earnout and a legal settlement of $473,968. For more information, please see Note 12 of our consolidated financial statements, “Legal Proceedings.” Without the receipt of this settlement, other income earned for the year ended October 31, 2005, would have been $428,855.

For the Year Ended October 31, 2004

Total operating income was $4.0 million for the year ended October 31, 2004. The main components of operating income were the interest income earned on loans to portfolio companies and the receipt of closing and monitoring fees from certain portfolio companies by the Company and MVCFS. The Company earned approximately $2.3 million in interest income from investments in portfolio companies. Of the $2.3 million recorded in interest income, approximately $100,000 was “payment in kind” interest. The “payment in kind” interest is computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. The Company’s yielding investments were paying interest to the Company at various rates from 10% to 17%. Also, the Company earned approximately $700,000 in interest income on its cash equivalents and short-term investments. The Company received fee income and other income from portfolio companies totaling approximately $900,000 and $64,000 respectively.

Operating Expenses

For the Nine Month Periods Ended July 31, 2007 and 2006.  Operating expenses were $20.7 million for the nine month period ended July 31, 2007 and $10.2 million for the nine month period ended July 31, 2006, an increase of $10.5 million.

For the Nine Month Period Ended July 31, 2007

Operating expenses were $20.7 million or 9.05% of the Company’s average net assets, when annualized, for the nine month period ended July 31, 2007. Significant components of operating expenses for the nine month period ended July 31, 2007, included the estimated provision for incentive compensation expense of approximately $10.0 million, management fee of $5.1 million, and interest expense and other borrowing costs of $3.6 million. The estimated provision for incentive compensation expense is a non-cash, not yet payable, provisional expense relating to the Investment Advisory and Management Agreement between the Company and TTG Advisers (the “Advisory Agreement”).

The $10.5 million increase in the Company’s operating expenses in the nine month period ended July 31, 2007 compared to the nine month period ended July 31, 2006, was primarily due to the $5.3 million increase in the provision for estimated incentive compensation, the $2.9 million increase in the Company’s interest expense and other borrowings, and the $2.3 million increase in the management fee expense compared to the facilities and employee compensation and benefits expense incurred when the Company was internally managed. It should be noted, in this regard, that the Advisory Agreement provides for an expense cap pursuant to which TTG Advisers will absorb or reimburse operating expenses of the Company to the extent necessary to limit the Company’s expense ratio (the consolidated expenses of the Company, including any amounts payable to TTG Advisers under the base management fee, but excluding the amount of any interest and other direct borrowing costs, taxes, incentive compensation and extraordinary expenses taken as a percentage of the Company’s average net assets) to 3.25% in a given fiscal year. In fiscal year 2006, when the Company was still internally managed and not subject to the expense cap, the expense ratio was 3.22% (taking into account the same carve outs as those applicable to the expense cap). For the nine month period ended July 31, 2007, the expense ratio was 3.07% (taking into account the same carve outs as those applicable to the expense cap).

Pursuant to the terms of the Advisory Agreement, during the nine month period ended July 31, 2007, the provision for incentive compensation was increased by a net amount of $9,931,942 to $17,104,294. The increase in the provision for incentive compensation during the nine month period ended July 31, 2007 primarily resulted from the sale of Baltic Motors Corporation (“Baltic Motors”) and SIA BM Auto (“BM Auto”) for a combined realized gain of $65.5 million, which was a $52.3 million increase from the combined carrying values at October 31, 2006. The Company’s Valuation Committee (the “Valuation Committee”) also determined to increase the fair values of five of the Company’s portfolio investments (Dakota Growers Pasta Company, Inc. (“Dakota Growers”), Octagon Credit Investors, LLC (“Octagon”), SGDA Sanierungsgesellschaft fur Deponien und Altlasten mbH (“SGDA”), PreVisor, Inc. (“PreVisor”) and Vitality) by a total of $5.8 million and decrease the fair value of Ohio Medical Corporation (“Ohio Medical”) by $9.0 million. During the year ended October 31, 2006, Mr. Tokarz was paid no cash or other compensation. However, on October 2, 2006, the Company realized a gain of $551,092 from the sale of a portion of the Company’s LLC membership interest in Octagon. This transaction triggered an incentive compensation payment obligation of $110,218 to Mr. Tokarz, which was paid on January 12, 2007. After the increase in the provision due to the sale of Baltic Motors and BM Auto and the decrease in the provision due to the Valuation Committee’s determinations and payment made to Mr. Tokarz, the reserve balance at July 31, 2007 was $17,104,294. This reserve balance of $17,104,294 will remain unpaid until net capital gains are realized, if ever, by the Company. Pursuant to the Advisory Agreement, incentive compensation payments will be made only upon the occurrence of a realization event (such as the sale of Baltic Motors and BM Auto). Without this reserve for incentive compensation, operating expenses would have been approximately $10.7 million or 4.47% of average net assets when annualized as compared to 8.86%, which is reported on the Consolidated Per Share Data and Ratios, for the nine month period ended July 31, 2007. During the nine month period ended July 31, 2007, there was no provision recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income did not exceed the hurdle rate. For more information, please see Note 5 of our consolidated financial statements, “Incentive Compensation.”

For the Nine Month Period Ended July 31, 2006

Operating expenses were $10.2 million or 6.48% of the Company’s average net assets, when annualized, for the nine month period ended July 31, 2006. Significant components of operating expenses for the nine month period ended July 31, 2006, included the estimated provision for incentive compensation expense of approximately $4.7 million, salaries and benefits of approximately $2.2 million, insurance premium expenses of $354,211, interest expense and other borrowing costs of $683,590, legal fees of $438,669 and facilities-related expenses of $486,302. The estimated provision for incentive compensation expense is a non-cash, not yet payable, provisional expense relating to Mr. Tokarz’s agreement with the Company.

The $5.5 million increase in the Company’s operating expenses in the nine month period ended July 31, 2006 compared to the nine month period ended July 31, 2005, was primarily due to the $3.9 million increase in the provision for estimated incentive compensation. An increase in the number of employees needed to service the larger portfolio resulted in an increase of $622,767 in salaries and benefits. Also, the Company’s rent and other facility related expenses increased approximately $175,540 primarily due to the Company’s procurement of larger office space to accommodate the Company’s increased number of employees. For more information, please see Note 10 of our consolidated financial statements, “Commitments and Contingencies.”

The increase of approximately $662,175 in the Company’s interest expense and other borrowing costs in the nine month period ended July 31, 2006, was due to additional borrowings under the Credit Facility.

Pursuant to the terms of the Company’s agreement with Mr. Tokarz, during the nine month period ended July 31, 2006, the provision for estimated incentive compensation was increased by $4,717,061. The increase in the provision for incentive compensation resulted from the determination of the Valuation Committee to increase the fair value of five of the Company’s portfolio investments: Baltic Motors, Dakota Growers, Ohio Medical, Octagon, and Vitality which are subject to the Company’s agreement with Mr. Tokarz, by a total of $22,546,929. This reserve balance of $5,834,389 will remain unpaid until net capital gains are realized, if ever, by the Company. Pursuant to Mr. Tokarz’s agreement with the Company, only after a realization event, may the incentive compensation be paid to him. Mr. Tokarz has determined to allocate a portion of his incentive compensation to certain employees of the Company. During the year ended October 31, 2005 and the nine month period ended July 31, 2006, Mr. Tokarz was paid no cash or other compensation. Without this reserve for incentive compensation, operating expenses would have been approximately $5.49 million or 3.57% of average net assets when annualized as compared to 6.48% which is reported on the Consolidated Per Share Data and Ratios, for the nine month period ended July 31, 2006. For more information, please see Note 5 “Incentive Compensation.”

In February 2006, the Company renewed its Directors & Officers/Professional Liability Insurance policies at an expense of approximately $459,000 which is amortized over the 12-month life of the policy. The prior policy premium was $517,000.

For the Year Ended October 31, 2006

Operating expenses were $14.6 million or 6.78% of the Company’s average net assets for the year ended October 31, 2006. Significant components of operating expenses for the year ended October 31, 2006, included an estimated provision for incentive compensation expense of approximately $6.1 million, salaries and benefits of approximately $3.5 million, interest and other borrowing costs of $1.6 million, legal fees of $685,396, facilities-related expenses of $603,328, and insurance premium expenses of $471,711. The estimated provision for incentive compensation expense is a non-cash, not yet payable, provisional expense relating to Mr. Tokarz’s employment agreement with the Company.

The $8.1 million increase in the Company’s operating expenses for the year ended October 31, 2006 compared to the year ended October 31, 2005, was primarily due to: the $4.9 million increase in the provision for estimated incentive compensation; an increase in the number of employees needed to service the larger portfolio, which resulted in an increase of $1.2 million in salaries and benefits; and the Company’s rent and other facility related expenses increased approximately $118,908 primarily due to the Company’s procurement of larger office space to accommodate the Company’s increased number of employees. For more information, please see Note 10 of our consolidated financial statements, “Commitments and Contingencies.” Finally, the increase of approximately $1.6 million compared to the year ended October 31, 2005 in the Company’s interest expense and other borrowing costs was due to borrowings under the Credit Facility.

In February 2006, the Company renewed its Directors & Officers/Professional Liability Insurance policies at an expense of approximately $459,000 which is amortized over the 12-month life of the policy. The prior policy premium was $517,000.

Pursuant to the terms of the Company’s employment agreement with Mr. Tokarz, during the year ended October 31, 2006, the provision for estimated incentive compensation was increased by $6,055,024. The increase in the provision for incentive compensation resulted from the determination of the Valuation Committee to increase the fair value of six of the Company’s portfolio investments: Baltic Motors, Dakota Growers, Ohio Medical, Octagon, Turf Products LLC (“Turf”), and Vitality, which are subject to the Company’s employment agreement with Mr. Tokarz, by a total of $30,275,120. This reserve balance of $7,172,352 will remain unpaid until net capital gains are realized, if ever, by the Company. Without this reserve for incentive compensation, operating expenses would have been approximately $8.51 million or 3.96% of average net assets when annualized as compared to 6.78% which is reported on the Consolidated Per Share Data and Ratios, for the year ended October 31, 2006. Pursuant to Mr. Tokarz’s employment agreement with the Company, only after a realization event, may the incentive compensation be paid to him. Mr. Tokarz has determined to allocate a portion of his incentive compensation to certain employees of the Company. During the years ended October 31, 2006 and October 31, 2005, Mr. Tokarz was paid no cash or other compensation. However, on October 2, 2006 and as discussed in “Realized Gains and Losses on Portfolio Securities,” the Company realized a gain of $551,092 from the sale of a portion of the Company’s LLC member interest in Octagon. This transaction triggered an incentive compensation payment obligation to Mr. Tokarz, which payment is not required to be made until the precise amount of the payment obligation is confirmed based on the Company’s completed audited financials for the fiscal year 2006. Subject to confirmation following the audit, the payment obligation to Mr. Tokarz from this transaction is approximately $110,000 (which is expected to be paid during the first quarter of the Company’s fiscal year 2007). For more information, please see Note 5 of our consolidated financial statements, “Incentive Compensation.”

For the Year Ended October 31, 2005

Operating expenses were $6.5 million or 3.75% of average net assets for the year ended October 31, 2005. Significant components of operating expenses for the year ended October 31, 2005 included salaries and benefits of $2,336,242, estimated incentive compensation expense of $1,117,328, insurance premium expenses of $590,493, legal fees of $529,541 and facilities related expenses of $484,420. Estimated incentive compensation expense is a non-cash, not yet payable, provisional expense relating to Mr. Tokarz’s compensation arrangement with the Company.

The increase in the Company’s operating expenses in 2005 compared to 2004 was primarily due to an increase in employees needed to service the larger portfolio and work to continue to grow the Company. Also, the Company’s rent and other facility related expenses increased primarily due to the Company’s procurement of larger office space to accommodate the Company’s increased number of employees. For more information, please see Note 10 of our consolidated financial statements, “Commitments and Contingencies.”

Pursuant to the terms of the Company’s agreement with Mr. Tokarz, during the year ended October 31, 2005, the Company created a provision for $1,117,328 of incentive compensation. This provision for incentive compensation resulted from the determination of the Valuation Committee to increase the fair value of five of the Company’s portfolio investments: Baltic Motors, Dakota Growers, Octagon, Vestal Manufacturing Enterprises, Inc. (“Vestal”) and Vitality which are subject to the Company’s agreement with Mr. Tokarz, by an aggregate amount of $5,586,638. This reserve balance of $1,117,328 will remain unpaid and not finally determined until net capital gains are realized, if ever, by the Company. Pursuant to Mr. Tokarz’s agreement with the Company, only after a realization event, will the incentive compensation be paid to him. Mr. Tokarz has determined to allocate a portion of his incentive compensation to certain employees of the Company. During the year ended October 31, 2005, Mr. Tokarz was paid no cash or other compensation. Without this reserve for incentive compensation, operating expenses would have been approximately $5.4 million or 3.10% of average net assets. For more information, please see Note 5 of our consolidated financial statements, “Incentive Compensation.”

In February 2005, the Company renewed its Directors & Officers/Professional Liability Insurance policies at an expense of approximately $517,000 which is amortized over the 12-month life of the policy. The prior policy premium was $719,000.

During the year ended October 31, 2005, the Company paid or accrued $529,541 in legal fees. This amount includes legal fees of $47,171 which were incurred while pursuing a claim against Federal Insurance Company. For more information, please see Note 12 of our consolidated financial statements, “Legal Proceedings.” The Company received $473,964 from the settlement of the legal action which was recorded as “other income.” After fees and expenses the cash received from the settlement was $426,797. Without the legal fees related to the legal action, the Company would have paid or accrued $482,370 in legal fees.

For the Year Ended October 31, 2004

Operating expenses were $4.3 million or 3.68% of average net assets for the year ended October 31, 2004. Significant components of operating expenses for the year ended October 31, 2004 included insurance premium expenses of $959,570, salaries and benefits of $1,365,913, legal fees of $810,848, and facilities expense of $90,828.

In February 2003, the former management of the Company (“Former Management”) entered into new Directors & Officers/Professional Liability Insurance policies with total premiums of approximately $1.4 million. The cost was amortized over the life of the policy, through February 2004, at which time at new policy was entered into with a premium of approximately $719,000. For the year ended October 31, 2004, the Company expensed $959,570 in insurance premiums.

During the year ended October 31, 2004, the Company paid or accrued $810,848 in legal fees (compared to $1.5 million in 2003). Legal expenses included fees of $124,787 incurred while pursuing action against the Company’s former advisor, meVC Advisers, Inc. (the “Former Adviser”) for the reimbursement of management fees which were alleged to be excessive. For more information, please see Note 12 of our consolidated financial statements, “Legal Proceedings.” The Company received $370,000 from the settlement of the legal action which was recorded as other income. After fees and expenses the cash received from the settlement was $245,213. Without the legal fees related to this litigation, the Company would have paid or accrued $686,061 in legal fees. The legal expenses for the year ended October 31, 2004, were reflective of a decreased need for legal counsel due to the redefinition of the Company’s direction by management.

On January 21, 2004, the Company reached an agreement with the property manager at 3000 Sand Hill Road, Menlo Park, California to terminate its lease at such location. Under the terms of the agreement, the Company bought-out its lease directly from the property manager, for an amount equal to $232,835. As a result, the Company recovered approximately $250,000 of the remaining reserve established at October 31, 2003. Without the recovery of the reserve, the gross facilities expense for the year ended October 31, 2004 would have been approximately $340,828.

Realized Gains And Losses On Portfolio Securities

For the Nine Month Periods Ended July 31, 2007 and 2006.  Net realized gains for the nine month period ended July 31, 2007 were $65.8 million and $3.0 million for the nine month period ended July 31, 2006, an increase of approximately $62.8 million.

For the Nine Month Period Ended July 31, 2007

Net realized gains for the nine month period ended July 31, 2007 were $65.8 million. The Company’s net realized gains for the nine month period ended July 31, 2007 was primarily due to the gain on the sale of Baltic Motors and BM Auto. On July 24, 2007, the Company sold the common stock of Baltic Motors and BM Auto. The amount received from the sale of the 60,684 common shares of Baltic Motors was approximately $62.0 million, net of closing and other transaction costs, working capital adjustments and a reserve established by the Company to satisfy certain post-closing conditions requiring capital and other expenditures. Baltic Motors repaid all debt from the Company in full including all accrued interest. Total amount received from the repayment of the debt was approximately $10.2 million including all accrued interest. The remaining $51.8 million less the $8.0 million cost basis of Baltic Motors resulted in $43.8 million recorded as realized gain. The difference between the $51.8 million received from the Baltic Motors equity and the carrying value at October 31, 2006 is $30.6 million and the amount of the increase in net assets attributable to fiscal year 2007. The portion of the capital gain related to the equity investment made on June 24, 2004 ($40.9 million), will be treated as long-term capital gain and the portion related to the equity investment made on September 28, 2006 ($2.9 million) will be treated as a short-term capital gain. The amount received from the sale of the 47,300 common shares of BM Auto was approximately $29.7 million, net of closing and other transaction costs, working capital adjustments and a reserve established by the Company to satisfy certain post-closing conditions requiring capital and other expenditures. The $29.7 million less the $8.0 million cost basis of BM Auto resulted in $21.7 million recorded as a long term capital gain. The difference between the $29.7 million received from the BM Auto equity and the carrying value at October 31, 2006 is $21.7 million and the amount of the increase in net assets attributable to fiscal year 2007.

As mentioned above, a reserve account of approximately $3.0 million was created for post closing conditions that are required of the seller as a part of the purchase agreement. The cash held in the reserve account is held in Euros. At July 31, 2007, the balance of the reserve account was approximately $2.9 million. Expenses such as finishing a road to a dealership and Latvian tax withholding payments, among other things, have been estimated by management and will be paid from this account. This reserve account is owned and controlled by the Company. The Company has recorded the cash in the reserve account to its books denominated as foreign currency. It has also recorded a liability for the same amount so there is no impact to net asset value until all post closing conditions are met. The remaining cash, if any, after satisfying all reserve liabilities and contingencies, will be converted to U.S. dollars and recorded as a long term capital gain. We do not anticipate any post closing conditions in excess of the reserve, however, if they occur it would reduce the capital gain that has already been recorded. Any difference recorded due to changes in exchange rates since the Euros were received will be recorded as currency gain (loss). During the interim, at each month end, the Euros will be valued based on that day’s exchange rate and the liability will be adjusted to match the U.S. dollars equivalent. Management believes all post closing conditions will be met before October 31, 2007.

On June 14, 2007, the Company received approximately $451,000 as a final disbursement from the sale of ProcessClaims Inc. (“ProcessClaims”). This amount was deposited into a reserve account at the time of sale. Due to the contingencies associated with the escrow, the Company placed no value on the proceeds deposited in escrow. The disbursement was recorded as a long term capital gain.

The Company also realized a loss from the prepayment from Levlad Arbonne International LLC (“Levlad”) on the second lien loan, which was purchased at a premium and thus resulted in a realized loss of approximately $121,000.

For the Nine Month Period Ended July 31, 2006

Net realized gains for the nine month period ended July 31, 2006 were $3.0 million. The significant component of the Company’s net realized gain for the nine month period ended July 31, 2006 was primarily due to the gain on the sale of ProcessClaims.

During the nine month period ended July 31, 2006, the Company sold its investment in ProcessClaims and realized a gain of approximately $5.5 million. The Company was entitled to receive approximately $8.3 million in gross proceeds, of which approximately $400,000 or 5% of the proceeds was deposited into a reserve account for one year. Due to the contingencies associated with the escrow, the Company had not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV.

The Company received notification of the final dissolution of Yaga Inc. (“Yaga”). The Company received no proceeds from the dissolution of this company and the investment has been removed from the Company’s books. The Company realized a loss of $2.3 million as a result of this dissolution. The fair value of Yaga was previously written down to zero and therefore, the net effect of the removal of Yaga from the Company’s books on the Company’s consolidated statement of operations and NAV was zero.

On April 7, 2006, the Company sold its investment in Lumeta Corporation (“Lumeta”) for its carrying value of $200,000. The Company realized a loss on Lumeta of approximately $200,000. However, the Valuation Committee previously decreased the fair value of the Company’s investment in this company to $200,000 and as a result, the realized loss was offset by a reduction in unrealized losses. Therefore, the net effect of the Company’s sale of its investment in Lumeta on the Company’s consolidated statement of operations and NAV was zero.

The Company also received a payout related to a former portfolio company, Annuncio Software, Inc. (“Annuncio”), of approximately $70,000.

For the Year Ended October 31, 2006

Net realized gains for the year ended October 31, 2006 were $5.2 million. The significant component of the Company’s net realized gain for the year ended October 31, 2006 was primarily due to the gain on the sale of ProcessClaims, the escrow distribution from Sygate Technologies, Inc. (“Sygate”), and the sale of a portion of the Octagon equity interest, an investment made during Mr. Tokarz’s tenure as portfolio manager.

During the year ended October 31, 2006, the Company sold its investment in ProcessClaims and realized a gain of approximately $5.5 million. The Company was entitled to receive approximately $8.3 million in gross proceeds, of which approximately $400,000 or 5% of the proceeds will be deposited into a reserve account for one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The Company received net proceeds of approximately $7.9 million.

On October 2, 2006, Octagon bought back a total of 15% equity interest from non-service members. This resulted in a sale of a portion of the Company’s LLC member interest to Octagon for proceeds of $1,020,018. The Company realized a gain of $551,092 from this sale.

On October 17, 2006, the Company received a $1.6 million escrow disbursement from the sale of Sygate on October 10, 2005. Due to the contingencies associated with the escrow, the Company had not placed any value on the proceeds deposited in escrow. This resulted in an increase in NAV of $1.6 million.

The Company received notification of the final dissolution of Yaga. The Company received no proceeds from the dissolution of this company and the investment has been removed from the Company’s books. The Company realized a loss of $2.3 million as a result of this dissolution. The fair value of Yaga was previously written down to zero and therefore, the net effect of the removal of Yaga from the Company’s books on the Company’s consolidated statement of operations and NAV was zero.

On April 7, 2006, the Company sold its investment in Lumeta for its then carrying value of $200,000. The Company realized a loss on Lumeta of approximately $200,000. However, the Valuation Committee previously decreased the fair value of the Company’s investment in this company to $200,000 and as a result, the realized loss was offset by a reduction in unrealized losses. Therefore, the net effect of the Company’s sale of its investment in Lumeta on the Company’s consolidated statement of operations and NAV was zero.

The Company also received a payout related to a former portfolio company, Annuncio, of approximately $70,000.

For the Year Ended October 31, 2005

Net realized losses for the year ended October 31, 2005 were $3.3 million. The significant components of the Company’s net realized loss for the year ended October 31, 2005 were realized gains on the Company’s investments in Sygate, Mentor Graphics and BlueStar Solutions, Inc. (“BlueStar”) which were offset by realized losses on CBCA, Inc. (“CBCA”), Phosistor Technologies, Inc. (“Phosistor”) and ShopEaze Systems, Inc. (“ShopEaze”).

During the year ended October 31, 2005, the Company sold its entire investment in Sygate and received net proceeds of $14.4 million. In addition, approximately $1.6 million or 10% of proceeds from the sale were deposited in an escrow account for approximately one year. Due to the contingencies associated with the escrow, the Company did not place any value on the proceeds deposited in escrow and did not factor such proceeds into the Company’s NAV. The realized gain from the $14.4 million in net proceeds received was $10.4 million. The Company also sold 685,679 shares of Mentor Graphics receiving net proceeds of approximately $9.0 million and a realized gain on the shares sold of approximately $5.0 million. The Company also received approximately $300,000 from the release of money held in escrow in connection with the Company’s sale of its investment in BlueStar in 2004 (see below).

The Company realized losses on CBCA of approximately $12.0 million, Phosistor of approximately $1.0 million and ShopEaze of approximately $6.0 million. The Company received no proceeds from these companies and they have been removed from the Company’s portfolio. The Valuation Committee previously decreased the fair value of the Company’s investment in these companies to zero and as a result, the realized losses were offset by reductions in unrealized losses. Therefore, the net effect of the transactions on the Company’s consolidated statement of operations and NAV was zero for the fiscal year ended October 31, 2005.

For the Year Ended October 31, 2004

Net realized losses for the year ended October 31, 2004 were $37.8 million. The significant components of the Company’s realized losses for the year ended October 31, 2004 were transactions with PTS Messaging, Inc. (“PTS Messaging”), Ishoni Networks, Inc. (“Ishoni”), Synhrgy HR Technologies, Inc. (“Synhrgy”), BlueStar and DataPlay, Inc. (“DataPlay”).

The Company had a return of capital from PTS Messaging with proceeds totaling approximately $102,000 from the initial and final disbursement of assets and a realized loss totaling approximately $11.6 million. As of October 31, 2004 the Company no longer held an investment in PTS Messaging. The Valuation Committee previously decreased the fair value of the Company’s investment in PTS Messaging to zero.

The Company also realized a loss on Ishoni of approximately $10.0 million. The Company received no proceeds from the dissolution of this company and the investment has been removed from the Company’s portfolio. The Valuation Committee previously decreased the fair value of the Company’s investment in Ishoni to zero.

There was a gain of $39,630 representing proceeds received from the cashless exercise of the Company’s warrants of Synhrgy in conjunction with the early repayment by Synhrgy of the balance of Synhrgy’s credit facility.

On August 26, 2004, Affiliated Computer Services, Inc. (“ACS”) acquired the Company’s portfolio company BlueStar in a cash transaction. The Company received approximately $4.5 million for its investment in BlueStar. The amount received included up to $459,000 in contingent payments that were held in escrow. The carrying value of the BlueStar investment was $3.0 million. The Company realized a loss of approximately $8.8 million, which was offset by a decrease in unrealized loss by the same amount. The effect of the transaction on the Company was an increase in assets by $1.1 million. After the sale, the Company no longer held an investment in BlueStar.

On August 29, 2004, the Company entered into a transaction pursuant to which it received 602,131 Series A-1 preferred shares of DPHI, Inc. (“DPHI”), which purchased the assets of DataPlay out of bankruptcy in late 2003. The Company’s legal fees in connection with the transaction were approximately $20,000. The shares of DPHI were received in exchange for the Company’s seven promissory notes in DataPlay. The 2,500,000 shares of DataPlay Series D Preferred Stock were removed from the books of the Company for a realized loss of $7.5 million. The unrealized loss had previously been recorded; therefore, the net effect of the transaction was zero.

Unrealized Appreciation and Depreciation of Portfolio Securities

For the Nine Month Periods Ended July 31, 2007 and 2006.  The Company had a net change in unrealized depreciation on portfolio investments of $6.9 million for the nine month period ended July 31, 2007. The Company had a net change in unrealized appreciation on portfolio investments of $26.4 million for the nine month period ended July 31, 2006.

For the Nine Month Period Ended July 31, 2007

The Company had a net change in unrealized depreciation on portfolio investments of $6.9 million for the nine month period ended July 31, 2007. The net change in unrealized depreciation on investment transactions, for the nine month period ended July 31, 2007, primarily resulted from the sale of Baltic Motors and BM Auto for a combined realized gain of $65.5 million, which was a $52.3 million increase from the combined carrying values at October 31, 2006. The Valuation Committee’s decision to increase the fair values of the Company’s investments in Dakota Growers common stock by $1.9 million, Octagon’s membership interest by approximately $1.6 million, SGDA’s preferred equity by $350,000 and common equity by approximately $276,000, PreVisor common stock by $1.7 million, Vendio Services, Inc. (“Vendio”) preferred stock by $6.1 million and common stock by $15,000, Foliofn, Inc. (“Foliofn”) preferred stock by $2.1 million, and Vitality preferred stock by approximately $1.1 million and a decrease in the fair value of Ohio Medical common stock by $9.0 million, resulted in a net unrealized appreciation of $6.1 million. The net increase of $6.1 million in the fair values of the Company’s investments determined by the Valuation Committee and the sale of Baltic Motors and BM Auto, with a $52.3 million increase from the carrying value at October 31, 2006, was offset by the unrealized depreciation reclassification from unrealized to realized, caused by the sale of Baltic Motors and BM Auto, of $65.5 million. These were the primary components for the unrealized depreciation of $6.9 million for the nine month period ended July 31, 2007.

For the Nine Month Period Ended July 31, 2006

The Company had a net change in unrealized appreciation on portfolio investments of $26.4 million for the nine month period ended July 31, 2006. The change in unrealized appreciation on investment transactions for the nine month period ended July 31, 2006 primarily resulted from the Valuation Committee’s decision to increase the fair values of the Company’s investments in Baltic Motors common stock by $7.8 million, Dakota Growers common stock by approximately $1.1 million, Octagon’s membership interest by approximately $562,000, Ohio Medical common stock by $9.2 million, ProcessClaims preferred stock by $4.8 million and Vitality common stock and warrants by $3.5 million and $400,000, respectively. Other key components of the net change in unrealized appreciation were the $2.5 million depreciation reclassification from unrealized to realized caused by the removal of Yaga and Lumeta and the $4.8 million appreciation reclassification from the sale of ProcessClaims from the Company’s books.

For the Year Ended October 31, 2006

The Company had a net change in unrealized appreciation on portfolio investments of $38.3 million for the year ended October 31, 2006. The change in unrealized appreciation on investment transactions for the year ended October 31, 2006 primarily resulted from the Valuation Committee’s decision to increase the fair value of the Company’s investments in Baltic Motors common stock by $11.6 million, Dakota Growers common stock by approximately $2.6 million, Turf’s membership interest by approximately $2.0 million, Octagon’s membership interest by approximately $562,000, Ohio Medical common stock by $9.2 million, ProcessClaims preferred stock by $4.8 million, Foliofn preferred stock by $5.0 million, Vendio preferred stock by $700,000, and Vitality common stock and warrants by $3.5 million and $400,000, respectively. The Valuation Committee also decided to decrease the fair value of the Company’s investment in Timberland Machines & Irrigation, Inc. (“Timberland”) common stock by $1.0 million. Other key components of the net change in unrealized appreciation were the $2.5 million depreciation reclassification from unrealized to realized caused by the removal of Yaga and Lumeta and the $4.8 million appreciation reclassification from the sale of ProcessClaims from the Company’s books.

For the Year Ended October 31, 2005

The Company had a net change in unrealized appreciation on portfolio investments of $23.8 million for the year ended October 31, 2005. The change in unrealized appreciation on investment transactions for the year ended October 31, 2005 primarily resulted from the Valuation Committee’s determinations to increase the fair value of the Company’s investments in Baltic Motors by $1.5 million, Dakota Growers by $514,000, Octagon by $1,022,638, Sygate by $7.5 million, Vendio by $1,565,999, Vestal by $1.85 million and Vitality by $700,000. The increase in the fair value of these portfolio investments resulted in a change in unrealized appreciation of approximately $14.7 million. Other key components were the realization of a $10.4 million gain on the sale of the Company’s investment in Sygate, a $5.0 million gain on the sale of the Company’s investment in Mentor Graphics, the $19.0 million depreciation reclassification from unrealized to realized caused by the removal of CBCA, Phosistor and ShopEaze from the Company’s books and the $500,000 decrease in unrealized caused by repayment in full of the Arcot Systems, Inc. (“Arcot”) loan which was being carried below cost.

For the Year Ended October 31, 2004

Net change in unrealized appreciation for the year ended October 31, 2004 was approximately $49.4 million. The net change in unrealized appreciation on investment transactions for the year ended October 31, 2004 resulted mainly from the $37.8 million reclassification from unrealized depreciation to realized loss caused by the sale or disbursement of assets from PTS Messaging, Ishoni, Synhrgy, BlueStar and DataPlay (See Realized Gains and Losses on Portfolio Securities). This net decrease also resulted from the determinations of the Valuation Committee to (i) increase the fair value of the Company’s investments in 0-In Design Automation, Inc. (“0-In”) by $5 million, Sygate by $1.5 million, BlueStar by $1.5 million, Vendio by $634,000 and Integral Development Corp. (“Integral”) by $989,000 and (ii) decrease the fair value of the Company’s investments in Actelis Networks, Inc. (“Actelis”) by $1,000,000, CBCA by $500,000, and Sonexis, Inc. (“Sonexis”) by $500,000.

The Company also sold its investment in 0-In for 685,679 shares of Mentor Graphics in a tax-free exchange. Of these shares, 603,396 are freely tradable and valued daily at market price. As of October 31, 2004 these shares had an unrealized gain of approximately $3.0 million above the Company’s cost basis in 0-In and $6.0 million above 0-In’s carrying value at October 31, 2003.

Portfolio Investments

For the Nine Month Period Ended July 31, 2007 and the Year Ended October 31, 2006.  The cost of the portfolio investments held by the Company at July 31, 2007 and at October 31, 2006 was $334.7 million and $286.9 million, respectively, an increase of $47.8 million. The aggregate fair value of portfolio investments at July 31, 2007 and at October 31, 2006 was $316.9 million and $275.9 million, respectively, an increase of $41.0 million. The cost and aggregate fair value of cash and cash equivalents held by the Company at July 31, 2007 and at October 31, 2006 was $112.8 million and $66.2, respectively, an increase of approximately $46.6 million.

For the Nine Month Period Ended July 31, 2007

During the nine month period ended July 31, 2007, the Company made eight new investments, committing capital totaling approximately $53.3 million. The investments were made in U.S. Gas & Electric, Inc. (“U.S. Gas”) ($18.9 million), Genevac U.S. Holdings, Inc. (“Genevac”) ($14.0 million), Levlad ($10.1 million), Total Safety ($4.5 million), WBS Carbons Acquisition Corp. (“WBS”) ($3.2 million), SIA Tekers Invest (“Tekers”) ($2.3 million), HuaMei Capital Company, Inc. (“HuaMei”) ($200,000) and MVC Partners ($71,000).

The Company also made 14 follow-on investments in existing portfolio companies committing capital totaling approximately $47.4 million. On November 7, 2006, the Company invested $100,000 in SGDA by purchasing an additional common equity interest. On December 22, 2006, the Company purchased an additional 56,472 shares of common stock in Vitality at a cost of approximately $565,000. On January 9, 2007, the Company extended to Turf a $1.0 million junior revolving note. Turf immediately borrowed $1.0 million from the note. On January 11, 2007, the Company provided Harmony Pharmacy & Health Center, Inc. (“Harmony Pharmacy”) a $4.0 million revolving credit facility. Harmony Pharmacy immediately borrowed $1.75 million from the credit facility. On February 16, 2007, the Company invested $1.8 million in HuaMei purchasing 450 shares of common stock. At the same time, the previously issued $200,000 convertible promissory note was exchanged for 50 shares of HuaMei common stock at the same price. On February 19, 2007, the Company invested an additional $8.4 million of common equity interest in Velocitius B.V. (“Velocitius”). On February 21, 2007 and May 4, 2007, the Company provided BP Clothing, LLC (“BP”) a $5.0 million and a $2.5 million second lien loan, respectively. On March 26, 2007, the Company extended a $1.0 million bridge loan to Auto MOTOL BENI (“BENI”). On March 30, 2007, the Company invested an additional $5.0 million in SP Industries, Inc. (“SP”) in the form of a subordinated term loan B. On May 1, 2007, the Company extended to Velocitius a $650,000 revolving line of credit (“Line II”). Velocitius immediately borrowed approximately $547,000. On May 8, 2007, the Company provided Baltic Motors a $5.5 million bridge loan. On May 9, 2007, the Company purchased one million shares of Dakota Growers preferred stock at a cost of $10.0 million. At that time, 65,000 shares of Dakota Growers common stock were converted to 65,000 shares of convertible preferred stock. On July 30, 2007, the Company provided Ohio Medical a $2.0 million convertible unsecured promissory note.

At the beginning of the 2007 fiscal year, the junior revolving note provided to Timberland had a balance outstanding of approximately $2.8 million. On November 27, 2006, the amount available on the revolving note was increased by $750,000 to $4.0 million. Net repayments during for the nine month period ended July 31, 2007 were $300,000 resulting in a balance as of July 31, 2007 of $2.5 million.

At October 31, 2006, the balance of the revolving credit facility provided to Octagon was $3.3 million. Net borrowings during the nine month period ended July 31, 2007 were $2.8 million resulting in a balance outstanding of approximately $6.1 million.

At October 31, 2006, the balance of Line I (as defined below) was approximately $144,000. Net repayments during the nine month period ended July 31, 2007 were approximately $10,000. As of July 31, 2007, the balance of Line I was approximately $134,000.

On December 1, 2006, the Company received a principal payment of approximately $100,000 from Vestal on its senior subordinated debt. As of July 31, 2007, the balance of the loan was $700,000.

On December, 8, 2006, Total Safety U.S., Inc. (“Total Safety”) repaid term loan A and term loan B in full including all accrued interest and prepayment fees. The total amount received for term loan A was $5,043,775 and for term loan B was $1,009,628.

On December 29, 2006, March 30, 2007, and June 29, 2007, the Company received quarterly principal payments from BP on term loan A of $90,000.

On January 1, 2007, April 2, 2007, and July 2, 2007, the Company received principal payments of $37,500 on the term loan provided to Innovative Brands LLC (“Innovative Brands”).

On January 2, 2007 and March 1, 2007, the Company received principal payments of approximately $96,000 and $1.0 million, respectively, on term loan A from Henry Company.

On January 5, 2007, Baltic Motors repaid the bridge loan in full including all accrued interest. The total amount received from the repayment was $1,033,000.

On January 19, 2007, Storage Canada, LLC (“Storage Canada”) borrowed an additional $705,000 under its credit facility. The borrowing bears annual interest of 8.75% and has a maturity date of January 19, 2014.

On February 16, 2007, the Company exchanged the $200,000 convertible promissory note due from HuaMei for 50 shares of its common stock.

On March 8, 2007, Levlad repaid its loan in full including all accrued interest and a prepayment fee. The total amount received from the prepayment was approximately $10.4 million.

On March 30, 2007 and June 29, 2007, Total Safety made principal payments of $2,500 on its first lien loan.

On April 12, 2007 and April 18, 2007, BENI made principal payments of $200,000 and $500,000, respectively, on its bridge loan.

On April 16, 2007, the assets and liabilities of SafeStone Technologies PLC were transferred to two new companies, Lockorder Limited (“Lockorder”) and SafeStone Technologies Limited (“SafeStone Limited”). The Company received 21,064 shares of SafeStone Limited and 21,064 shares of Lockorder as a result of this corporate action. On a combined basis, there was no change in the cost basis or fair value of these portfolio companies due to this transaction.

On May 1, 2007, Turf repaid its secured junior revolving note in full, including accrued interest. The total amount received from the prepayment was approximately $1.0 million. There were no borrowings outstanding on the revolving note as of July 31, 2007.

On May 1, 2007, June 1, 2007, and July 1, 2007, the Company received $111,111 on each payment date as principal payments from SP on Term Loan B.

On June 1, 2007 and July 5, 2007, Harmony Pharmacy borrowed $600,000 and $1.0 million, respectively, from the credit facility. Net borrowings during the nine month period ended July 31, 2007 were $3.4 million, resulting in a balance outstanding of approximately $3.4 million.

On June 19, 2007, the Company increased the bridge loan to BENI to $2.0 million. The remaining available amount of $1.7 million was immediately drawn.

On July 24, 2007, the Company sold the common stock of Baltic Motors and BM Auto. The amount received from the sale of the 60,684 common shares of Baltic Motors was approximately $62.0 million, net of closing and other transaction costs, working capital adjustments and a reserve established by the Company to satisfy certain post-closing conditions requiring capital and other expenditures. Baltic Motors repaid all debt from the Company in full including all accrued interest. Total amount received from the repayment of the debt was approximately $10.2 million including all accrued interest. The remaining $51.8 million less the $8.0 million cost basis of Baltic Motors resulted in $43.8 million recorded as realized gain. The difference between the $51.8 million received from the Baltic Motors equity and the carrying value at October 31, 2006 is $30.6 million and the amount of the increase in net assets attributable to fiscal year 2007. The portion of the capital gain related to the equity investment made on June 24, 2004 ($40.9 million), will be treated as long-term capital gain and the portion related to the equity investment made on September 28, 2006 ($2.9 million) will be treated as a short-term capital gain. The amount received from the sale of the 47,300 common shares of BM Auto was approximately $29.7 million, net of closing and other transaction costs, working capital adjustments and a reserve established by the Company to satisfy certain post-closing conditions requiring capital and other expenditures. The $29.7 million less the $8.0 million cost basis of BM Auto resulted in $21.7 million recorded as a long term capital gain. The difference between the $29.7 million received from the BM Auto equity and the carrying value at October 31, 2006 is $21.7 million and the amount of the increase in net assets attributable to fiscal year 2007.

As mentioned above, a reserve account of approximately $3.0 million was created for post closing conditions that are required of the seller as a part of the purchase agreement. The cash held in the reserve account is held in Euros. At July 31, 2007, the balance of the reserve account was approximately $2.9 million. Expenses such as finishing a road to a dealership and Latvian tax withholding payments, among other things, have been estimated by management and will be paid from this account. This reserve account is owned and controlled by the Company. The Company has recorded the cash in the reserve account to its books denominated as foreign currency. It has also recorded a liability for the same amount so there is no impact to net asset value until all post closing conditions are met. The remaining cash, if any, after satisfying all reserve liabilities and contingencies, will be converted to U.S. dollars and recorded as long term capital gain. We do not anticipate any post closing conditions in excess of the reserve, however, if they occur it would reduce the capital gain that has already been recorded. Any difference recorded due to changes in exchange rates since the Euros were received will be recorded as currency gain (loss). During the interim, at each month end, the Euros will be valued based on that day’s exchange rate and the liability will be adjusted to match the U.S. dollars equivalent. Management believes all post closing conditions will be met before October 31, 2007.

On July 27, 2007, U.S. Gas repaid its bridge loan in full including accrued interest. The total amount received was approximately $908,000.

During the nine month period ended July 31, 2007, the Valuation Committee increased the fair value of the Company’s investments in Dakota Growers common stock by approximately $1.9 million, Octagon’s membership interest by approximately $1.6 million, SGDA common equity interest by approximately $276,000 and preferred equity interest by $350,000, PreVisor common stock by $1.7 million, Foliofn preferred stock by $2.1 million, Vendio preferred stock by $6.1 million, and Vendio common stock by approximately $15,000. In addition, increases in the cost basis and fair value of the loans to Impact Confections, Inc. (“Impact”), JDC Lighting, LLC (“JDC”), SP, Timberland, Amersham Corporation (“Amersham”), Marine Exhibition Corporation (“Marine”), Phoenix Coal Corporation (“Phoenix Coal”), BP, Turf, Summit Research Labs, Inc. (“Summit”), and the Vitality and Marine preferred stock were due to the capitalization of payment in kind (PIK) interest/dividends totaling $2,418,638. Also, during the nine month period ended July 31, 2007, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the Company’s investment by $140,084. The Valuation Committee also decreased the fair value of the Company’s investment in Ohio Medical during the nine month period ended July 31, 2007 by $9.0 million.

At July 31, 2007, the fair value of all portfolio investments was $316.9 million with a cost basis of $334.7 million. At July 31, 2007, the fair value and cost basis of the Legacy Investments was $16.6 million and $55.9 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $300.3 million and $278.8 million, respectively. At October 31, 2006, the fair value of all portfolio investments was $275.9 million with a cost basis of $286.9 million. At October 31, 2006, the fair value and cost basis of Legacy Investments was $8.4 million and $55.9 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $267.5 million and $231.0 million, respectively.

For the Year Ended October 31, 2006

During the year ended October 31, 2006, the Company made sixteen new investments, committing capital totaling approximately $142.1 million. The investments were made in Turf ($11.6 million), Strategic Outsourcing, Inc. (“SOI”) ($5.0 million), Henry Company ($5.0 million), BM Auto ($15.0 million), Storage Canada ($6.0 million), Phoenix Coal ($8.0 million), Harmony Pharmacy ($200,000), Total Safety ($6.0 million), PreVisor ($6.0 million), Marine ($14.0 million), BP ($15.0 million), Velocitius ($66,290), Summit ($16.2 million), Octagon ($17.0 million), BENI ($2.0 million) and Innovative Brands ($15.0 million).

The Company also made eight follow-on investments in existing portfolio companies committing capital totaling approximately $24.2 million. During the year ended October 31, 2006, the Company invested approximately $879,000 in Dakota Growers by purchasing an additional 172,104 shares of common stock at an average price of $5.11 per share. On December 22, 2005, the Company made a follow-on investment in Baltic Motors in the form of a $1.8 million revolving bridge note. Baltic Motors immediately drew down $1.5 million from the note. On January 12, 2006, Baltic Motors repaid the amount drawn from the note in full including all unpaid interest. The note matured on January 31, 2006 and has been removed from the Company’s books. On January 12, 2006, the Company provided SGDA a $300,000 bridge loan. On March 28, 2006, the Company provided Baltic Motors a $2.0 million revolving bridge note. Baltic Motors immediately drew down $2.0 million from the note. On April 5, 2006, Baltic Motors repaid the amount drawn from the note in full including all unpaid interest. The note matured on April 30, 2006 and has been removed from the Company’s books. On April 6, 2006, the Company invested an additional $2.0 million in SGDA in the form of a preferred equity security. On April 25, 2006, the Company purchased an additional common equity security in SGDA for $23,000. On June 30, 2006, the Company invested $2.5 million in Amersham in the form of a second lien loan. On August 4, 2006, the Company invested $750,000 in Harmony Pharmacy in the form of common stock. On September 28, 2006, the Company made another follow-on investment in Baltic Motors in the form of a $1.0 million bridge loan and a $2.0 million equity investment. On October 13, 2006, the Company made a $10.0 million follow-on investment in SP. The $10 million was invested in the form of an additional $4.0 million in term loan B and a $6.0 million in a mezzanine loan. On October 20, 2006, the Company then assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp. On October 24, 2006, the Company invested an additional $3.0 million in SGDA in the form of a preferred equity security. On October 26, 2006, the Company invested an additional $2.9 million in Velocitius in the form of common equity. The Company also provided Velocitius a $260,000 revolving note on October 31, 2006. Velocitius immediately drew down $143,614 from the note.

At the beginning of the 2006 fiscal year, the revolving credit facility provided to SGDA had an outstanding balance of approximately $1.2 million. During December 2005, SGDA drew down an additional $70,600 from the credit facility. On April 28, 2006, the Company increased the availability under the revolving credit facility by $300,000. The balance of the bridge loan mentioned above, which would have matured on April 30, 2006, was added to the revolving credit facility and the bridge loan was eliminated from the Company’s books as a part of the refinancing.

On December 21, 2005, Integral prepaid its senior credit facility from the Company in full. The Company received approximately $850,000 from the prepayment. This amount included all outstanding principal and accrued interest. The Company recorded no gain or loss as a result of the prepayment. Under the terms of the prepayment, the Company returned its warrants to Integral for no consideration.

Effective December 27, 2005, the Company exchanged $286,200 of the $3.25 million outstanding on the Timberland junior revolving line of credit into 28.62 shares of common stock at a price of $10,000 per share. As a result, as of July 31, 2006, the Company owned 478.62 common shares of Timberland and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.96 million.

Effective December 31, 2005, the Company received 373,362 shares of Series E preferred stock of ProcessClaims, in exchange for its rights under a warrant issued by ProcessClaims that has been held by the Company since May 2002. On January 5, 2006, the Valuation Committee increased the fair value of the Company’s entire investment in ProcessClaims by $3.3 million to $5.7 million. Please see the paragraph below for more information on ProcessClaims.

On January 3, 2006, the Company exercised its warrant ownership in Octagon which increased its existing membership interest. As a result, Octagon is now considered an affiliate of the Company.

Due to the dissolution of Yaga, one of the Company’s Legacy Investments, the Company realized losses on its investment in Yaga totaling $2.3 million during the year ended October 31, 2006. The Company received no proceeds from the dissolution of Yaga and the Company’s investment in Yaga has been removed from the Company’s books. The Valuation Committee previously decreased the fair value of the Company’s investment in Yaga to zero and as a result, the Company’s realized losses were offset by reductions in unrealized losses. Therefore, the net effect of the removal of Yaga from the Company’s books on the Company’s consolidated statement of operations and NAV at October 31, 2006, was zero.

On February 24, 2006, BP repaid its second lien loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $8.7 million. This amount included all outstanding principal, accrued interest, accrued monitoring fees and an early prepayment fee. The Company recorded no gain or loss as a result of the repayment.

On April 7, 2006, the Company sold its investment in Lumeta for its then carrying value of $200,000. The Company realized a loss on Lumeta of approximately $200,000. However, the Valuation Committee previously decreased the fair value of the Company’s investment in Lumeta to $200,000 and, as a result, the realized loss was offset by a reduction in unrealized losses. Therefore, the net effect of the Company’s sale of its investment in Lumeta on the Company’s consolidated statement of operations and NAV was zero.

On April 21, 2006, BM Auto repaid its bridge loan from the Company in full. The amount of the proceeds received from the repayment was approximately $7.2 million. This amount included all outstanding principal, accrued interest and was net of foreign taxes withheld. The Company recorded no gain or loss as a result of the repayment.

On May 4, 2006, the Company received a working capital adjustment of approximately $250,000 related to the Company’s purchase of a membership interest in Turf. As a result, the Company’s cost basis in the investment was reduced.

On May 30, 2006, ProcessClaims, one of the Company’s Legacy Investments, entered into a definitive agreement to be acquired by CCC Information Services Inc. (“CCC”). The acquisition by CCC closed on June 9, 2006. As of June 9, 2006, the Company received net proceeds of approximately $7.9 million. The gross proceeds were approximately $8.3 million of which approximately $400,000 or 5% of the gross proceeds were deposited into a reserve account for one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The Company’s total investment in ProcessClaims was $2.4 million which resulted in a capital gain of approximately $5.5 million.

On July 27, 2006, SOI repaid its loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $4.5 million. This amount included all outstanding principal, accrued interest, and an early prepayment fee. The Company recorded no gain or loss as a result of the prepayment.

On August 25, 2006, Harmony Pharmacy repaid its loan from the Company in full. The amount of the proceeds received from the prepayment was $207,444. This amount included all outstanding principal and accrued interest. The Company recorded no gain or loss as a result of the prepayment.

On August 25, 2006, SGDA’s revolving credit facility was added to the term loan, increasing the balance of the term loan by $1.6 million. The revolving credit facility was eliminated from the Company’s books as a result of this refinancing.

Effective September 12, 2006, the Company exchanged $409,091 of the $2.96 million outstanding on the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share.

Effective September 22, 2006, the Company exchanged $225,000 of the $2.55 million outstanding on the Timberland junior revolving line of credit into 22.5 shares of common stock at a price of $10,000 per share. On September 22, 2006, Timberland drew down $500,000 from the junior revolving line of credit. As a result of these transactions, as of October 31, 2006, the Company owned 542.03 common shares of Timberland and the funded debt under the junior revolving line of credit was reduced from $2.96 million to approximately $2.83 million.

On October 2, 2006, Octagon bought-back a total of 15% equity interest from non-service members. This resulted in a sale of a portion of the Company’s LLC member interest to Octagon for proceeds of $1,020,018. The Company realized a gain of $551,092 from this sale.

On October 2, 2006, Octagon repaid its loan and revolving credit facility from the Company in full. The amount of the proceeds received from the prepayment of the loan was approximately $5.4 million. This amount included all outstanding principal, accrued interest, and an unused fee on the revolving credit facility. The Company recorded a gain as a result of these prepayments of approximately $429,000 from the acceleration of amortization of original issue discount.

On October 20, 2006, the Company assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp.

On October 30, 2006, JDC repaid $160,116 of principal on the senior subordinated debt.

During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s investments in Baltic Motors common stock by $11.6 million, Dakota Growers common stock by approximately $2.6 million, Turf’s membership interest by $2.0 million, Octagon’s membership interest by approximately $562,000, Ohio Medical common stock by $9.2 million, Foliofn preferred stock by $5.0 million, Vendio preferred stock by $700,000, ProcessClaims preferred stock by $4.8 million and Vitality common stock and warrants by $3.5 million and $400,000, respectively. In addition, increases recorded to the cost basis and fair value of the loans to Amersham, BP, Impact, JDC, Phoenix Coal, SP, Timberland, Turf, Marine, Summit and the Vitality and Marine preferred stock were due to the receipt of payment in kind interest/dividends totaling approximately $2.2 million. Also during the year ended October 31, 2006, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the Company’s investment by approximately $279,000. During the year ended October 31, 2006, the Valuation Committee also decreased the fair value of the Company’s equity investment in Timberland by $1.0 million. The increase in fair value from payment in kind interest/dividends and flow through income has been approved by the Valuation Committee.

At October 31, 2006, the fair value of all portfolio investments, exclusive of short-term securities, was $275.9 million with a cost basis of $286.9 million. At October 31, 2005, the fair value of all portfolio investments, exclusive of short-term securities, was $122.3 million with a cost basis of $171.6 million.

For the Year Ended October 31, 2005

During the year ended October 31, 2005, the Company made six new investments, committing capital totaling approximately $48.8 million. The investments were made in JDC, SGDA, SP, BP, Ohio Medical and Amersham. The amounts invested were $3.0 million, $5.8 million, $10.5 million, $10 million, $17 million and $2.5 million respectively.

The Company also made three follow-on investments in existing portfolio companies committing capital totaling approximately $5.0 million. In December 2004 and January 2005, the Company invested a total of $1.25 million in Timberland in the form of subordinated bridge notes. On April 15, 2005, the Company re-issued 146,750 shares of its treasury stock at the Company’s NAV per share of $9.54 in exchange for 40,500 shares of common stock of Vestal. On July 8, 2005 the Company extended Timberland a $3.25 million junior revolving note. According to the terms of the note, Timberland immediately drew $1.3 million from the revolving note and used the proceeds to repay the subordinated bridge notes in full. The repayment included all outstanding principal and accrued interest. On July 29, 2005, the Company invested an additional $325,000 in Impact in the form of a secured promissory note.

In April 2005, Octagon drew $1.5 million from the senior secured credit facility provided to it by the Company and repaid it in full during June 2005.

During 2005, SGDA drew approximately $1.2 million from the revolving credit facility provided to it by the Company. As of October 31, 2005, all amounts drawn from the facility remained outstanding.

On July 14, 2005 and September 28, 2005, Timberland drew an additional $1.5 million and $425,000, respectively, from the revolving note mentioned above. As of October 31, 2005, the note was drawn in full and the balance of $3.25 million remained outstanding.

Also, during the year ended October 31, 2005, the Company sold its entire investment in Sygate and received $14.4 million in net proceeds. In addition, approximately $1.6 million or 10% of proceeds from the sale were deposited in an escrow account for approximately one year. Due to the contingencies associated with the escrow, the Company did not place any value on the proceeds deposited in escrow and did not factor such proceeds into the Company’s NAV. The realized gain from the $14.4 million in net proceeds received was $10.4 million. The

Company also sold 685,679 shares of Mentor Graphics receiving net proceeds of approximately $9.0 million and a realized gain on the shares sold of approximately $5.0 million. The Company also received approximately $300,000 from the escrow related to the 2004 sale of BlueStar.

The Company realized losses on CBCA of approximately $12.0 million, Phosistor of approximately $1.0 million and ShopEaze of approximately $6.0 million. The Company received no proceeds from these companies and they have been removed from the Company’s portfolio. The Valuation Committee previously decreased the fair value of the Company’s investments in these companies to zero. Therefore, the net effect of the transactions on the Company’s consolidated statement of operations and NAV for the fiscal year ended October 31, 2005, was zero.

On December 21, 2004, Determine Software, Inc. (“Determine”) prepaid its senior credit facility from the Company in full. The amount of proceeds the Company received from the repayment was approximately $1.64 million. This amount included all outstanding principal and accrued interest. Under the terms of the early repayment, the Company returned its 2,229,955 Series C warrants for no consideration.

On July 5, 2005, Arcot prepaid its senior credit facility from the Company in full. The amount of proceeds the Company received from the repayment was approximately $2.55 million. This amount included all outstanding principal and accrued interest. Under the terms of the early repayment, the Company returned its warrants to Arcot for no consideration.

The Company continued to receive principal repayments on the debt securities of Integral and BP. Integral made payments during the year ended October 31, 2005, according to its credit facility agreement totaling $1,683,336. BP made two quarterly payments during the year ended totaling $833,333. Also, the Company received a one time, early repayment on Vestal’s debt securities totaling $100,000.

During the year ended October 31, 2005, the Valuation Committee increased the fair value of the Company’s investments in Baltic Motors by $1.5 million, Dakota Growers by $514,000, Octagon by $1,022,638, Sygate by $7.5 million (which was later realized), Vendio by $1,565,999, Vestal by $1,850,000 and Vitality by $700,000. In addition, increases in the cost basis and fair value of the Octagon loan, Impact loan, Timberland loan, Vitality Series A preferred stock, JDC loan and SP loans were due to the receipt of “payment in kind” interest/dividends totaling $1,370,777. Also during the year ended October 31, 2005, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the investment by $114,845.

At October 31, 2005, the fair value of all portfolio investments, exclusive of short-term securities, was $122.3 million with a cost of $171.6 million. At October 31, 2004, the fair value of all portfolio investments, exclusive of short-term securities, was $78.5 million with a cost of $151.6 million.

Portfolio Companies

During the nine month period ended July 31, 2007, the Company had investments in the following portfolio companies:

Actelis Networks, Inc.

Actelis, Fremont, California, a Legacy Investment, provides authentication and access control solutions designed to secure the integrity of e-business in Internet-scale and wireless environments.

At October 31, 2006 and July 31, 2007, the Company’s investment in Actelis consisted of 150,602 shares of Series C preferred stock at a cost of $5.0 million. The investment has been assigned a fair value of $0.

Amersham Corp.

Amersham, Louisville, Colorado, is a manufacturer of precision machined components for the automotive, furniture, security and medical device markets.

At October 31, 2006, the Company’s investment in Amersham consisted of a $2.5 million note, bearing annual interest at 10%. The note has a maturity date of June 29, 2010. The note had a principal face amount and cost basis of $2.5 million. The Company’s investment also included an additional $2.6 million note bearing annual interest at 16% from June 30, 2006 to June 30, 2008. The interest rate then steps down to 14% for the period July 1, 2008 to June 30, 2010, steps down to 13% for the period July 1, 2010 to June 30, 2012 and steps down again to 12% for the period July 1, 2012 to June 30, 2013. The note has a maturity date of June 30, 2013. The note had a principal face amount and cost basis of $2.6 million.

At October 31, 2006, the notes had a combined outstanding balance, cost, and fair value of $5.1 million. The increase in the outstanding balance, cost and fair value of the loan, is due to the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee.

Effective January 1, 2007, the interest rate on the $2.6 million note bearing annual interest at 16% was increased to 19% due to Amersham violating a technical financial covenant. The Valuation Committee believes that Amersham is not a credit risk and will become compliant.

At July 31, 2007, the notes had a combined outstanding balance, cost, and fair value of $5.5 million.

Auto MOTOL BENI

BENI consists of two leased Ford sales and service dealerships located in the western side of Prague, in the Czech Republic.

On October 10, 2006 the Company made an investment in BENI by purchasing 200 shares of common stock at a cost of $2.0 million. The Company also agreed to guarantee a 375,000 Euro inventory financing facility.

At October 31, 2006, the Company’s investment in BENI was assigned a cost and fair value of $2.0 million.

On March 26, 2007, the Company extended a $1.0 million bridge loan to BENI with an annual interest rate of 12% and maturity date of June 25, 2007.

On April 12, 2007 and April 18, 2007, the Company received principal payments of $200,000 and $500,000, respectively, on the bridge loan from BENI.

On June 19, 2007, the Company increased the bridge loan to $2.0 million and funded the remaining $1.7 million.

At July 31, 2007, the Company’s investment in BENI consisted of 200 shares of common stock with a cost of $2.0 million and was assigned a fair value of $2.0 million. The bridge loan had a balance of $2.0 million with a cost and fair value of $2.0 million. The guarantee was equivalent to approximately $514,000 at July 31, 2007, for BENI.

Christopher Sullivan, a representative of the Company, serves as a director for BENI.

Baltic Motors Corporation

Baltic Motors, Purchase, New York, is a U.S. company focused on the importation and sale of Ford and Land Rover vehicles and parts throughout Latvia, a member of the European Union.

At October 31, 2006, the Company’s investment in Baltic Motors consisted of 60,684 shares of common stock at a cost of $8.0 million, a mezzanine loan with a cost basis of $4.5 million, and a bridge loan with a cost basis of $1.0 million. The mezzanine loan has a maturity date of June 24, 2007 and earns interest at 10% per annum. The bridge loan had a maturity date of December 22, 2006 and earned interest at 12% per annum. The investment in Baltic Motors was assigned a fair value of $26.7 million as of October 31, 2006.

On December 18, 2006, the Company extended the maturity date on the bridge loan to January 5, 2007.

On January 5, 2007, Baltic Motors repaid the bridge loan in full including all accrued interest. The total amount received was $1,033,000.

On May 8, 2007, the Company provided Baltic Motors with a $5.5 million bridge loan with an annual interest rate of 12% and maturity date of August 6, 2007.

On July 24, 2007, the Company sold the common stock of Baltic Motors. The amount received from the sale of the 60,684 common shares of Baltic Motors was approximately $62.0 million, net of closing and other transaction costs, working capital adjustments and a reserve established by the Company to satisfy certain post-closing conditions requiring capital and other expenditures. Baltic Motors repaid all debt from the Company in full including all accrued interest. Total amount received from the repayment of the debt was approximately $10.2 million including all accrued interest. The remaining $51.8 million less the $8.0 million cost basis of Baltic Motors resulted in $43.8 million recorded as realized gain. The difference between the $51.8 million received from the Baltic Motors equity and the carrying value at October 31, 2006 is $30.6 million and the amount of the increase in net assets attributable to fiscal year 2007. The portion of the capital gain related to the equity investment made on June 24, 2004 ($40.9 million), will be treated as long-term capital gain and the portion related to the equity investment made on September 28, 2006 ($2.9 million) will be treated as a short-term capital gain. As mentioned above, a reserve account of approximately $3.0 million was created for post closing conditions that are required of the seller as a part of the purchase agreement. The cash held in the reserve account is held in Euros. At July 31, 2007, the balance of the reserve account from the sale of Baltic Motors and BM Auto was approximately $2.9 million. Expenses such as finishing a road to a dealership and Latvian tax withholding payments, among other things, have been estimated by management and will be paid from this account. This reserve account is owned and controlled by the Company. The Company has recorded the cash in the reserve account to its books denominated as foreign currency. It has also recorded a liability for the same amount so there is no impact to net asset value until all post closing conditions are met. The remaining cash, if any, after satisfying all reserve liabilities and contingencies, will be converted to U.S. dollars and recorded as a long term capital gain. We do not anticipate any post closing conditions in excess of the reserve, however, if they occur it would reduce the capital gain that has already been recorded. Any difference recorded due to changes in exchange rates since the Euros were received will be recorded as currency gain (loss). During the interim, at each month end, the Euros will be valued based on that day’s exchange rate and the liability will be adjusted to match the U.S. dollars equivalent. Management believes all post closing conditions will be met before October 31, 2007.

At July 31, 2007, the Company no longer held an investment in Baltic Motors.

BP Clothing, LLC

BP, Pico Rivera, California, is a company which designs, manufactures, markets and distributes, Baby Phat®, a line of women’s clothing.

At October 31, 2006, the Company’s investment in BP consisted of a $10.0 million second lien loan, $2.9 million term loan A, and $2.0 million term loan B. The second lien loan bears annual interest at 14%. The second lien loan has a $10.0 million principal face amount and was issued at a cost basis of $10.0 million. The second lien loan’s cost basis was subsequently discounted to reflect loan origination fees received. The maturity date of the second lien loan is July 18, 2012. The principal balance is due upon maturity. The $2.9 million term loan A bears annual interest at LIBOR plus 4.25% or prime rate plus 3.25%. The $2.0 million term loan B bears annual interest at LIBOR plus 6.40% or prime rate plus 5.40%. The interest rate option on each of term loan A and term loan B is at the borrower’s discretion. Each of term loan A and term loan B mature on July 18, 2011. The combined cost basis and fair value of the investments at October 31, 2006 was $14.7 million and $14.9 million, respectively.

On December 29, 2006 and March 30, 2007, the Company received quarterly principal payments for term loan A of $90,000 on each payment date.

On February 21, 2007, the Company provided BP an additional $5.0 million on the same second lien loan, which bears annual interest at 14% and matures on July 18, 2012.

On May 4, 2007, the Company provided BP an additional $2.5 million on the same second lien loan.

On June 29, 2007, the Company received a quarterly principal payment for term loan A of $90,000.

At July 31, 2007, the loans had a combined cost basis and fair value of $22.0 million and $22.3 million respectively. The increases in the outstanding balance, cost and fair value of the loans are due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee.

Dakota Growers Pasta Company, Inc.

Dakota Growers, Carrington, North Dakota, is the third largest manufacturer of dry pasta in North America and a market leader in private label sales. Dakota Growers and its partners in DNA Dreamfields Company, LLC introduced a new process that is designed to reduce the number of digestible carbohydrates found in traditional pasta products.

At October 31, 2006, the Company’s investment in Dakota Growers consisted of 1,081,195 shares of common stock with a cost of $5.9 million and assigned fair value of $8.9 million.

On May 9, 2007, the Company purchased one million shares of Dakota Growers convertible preferred stock at a cost of $10.0 million. At that time, the 65,000 shares of common stock were converted to 65,000 shares of convertible preferred stock.

During the nine month period ended July 31, 2007, the Valuation Committee increased the fair value of the common stock by $1.9 million.

At July 31, 2007, the Company’s investment in Dakota Growers consisted of 1,016,195 shares of common stock with a cost of $5.5 million and an assigned fair value of $10.2 million and 1,065,000 shares of convertible preferred stock with a cost of $10.4 million and an assigned fair value of $10.7 million.

Michael Tokarz, Chairman of the Company, serves as a director of Dakota Growers.

DPHI, Inc. (formerly DataPlay, Inc.)

DPHI, Boulder, Colorado, a Legacy Investment, is trying to develop new ways of enabling consumers to record and play digital content.

At October 31, 2006 and July 31, 2007, the Company’s investment in DPHI consisted of 602,131 shares of Series A-1 preferred stock with a cost of $4.5 million. This investment has been assigned a fair value of $0.

Endymion Systems, Inc.

Endymion Systems, Inc. (“Endymion”), Oakland, California, a Legacy Investment, is a single source supplier for strategic, web-enabled, end-to-end business solutions designed to help its customers leverage Internet technologies to drive growth and increase productivity.

At October 31, 2006 and July 31, 2007, the Company’s investment in Endymion consisted of 7,156,760 shares of Series A preferred stock with a cost of $7.0 million. The investment has been assigned a fair value of $0.

Foliofn, Inc.

Foliofn, Vienna, Virginia, a Legacy Investment, is a financial services technology company that offers investment solutions to financial services firms and investors.

At October 31, 2006, the Company’s investment in Foliofn consisted of 5,802,259 shares of Series C preferred stock with a cost of $15.0 million and fair value of $5.0 million.

During the nine month period ended July 31, 2007, the Valuation Committee increased the fair value of the investment by $2.1 million.

The fair value of the Company’s equity investment at July 31, 2007 was $7.1 million.

Bruce Shewmaker, an officer of the Company, serves as a director of Foliofn.

Genevac U.S. Holdings, Inc.

Genevac, Ipswich, United Kingdom, produces solvent evaporation systems for drug recovery, molecular biology, and life science research markets.

On April 3, 2007, the Company invested $14.0 million in Genevac in the form of a $13.0 million senior secured loan, which bears annual interest at 12.5% and matures on January 3, 2008, and 140 shares of common stock with a cost of $1.0 million. The dividend rate on the common stock is 12% per annum.

At July 31, 2007, the Company’s investment in Genevac consisted of 140 shares of common stock with a cost of $1.1 million and was assigned a fair value of $1.1 million. The increase in the cost and fair value of the common stock is due to the capitalization of “payment in kind” dividends. These increases were approved by the Valuation Committee. The senior secured loan had a cost and fair value of $13.0 million.

Harmony Pharmacy & Health Center, Inc.

Harmony Pharmacy, Purchase, New York, operates pharmacy and healthcare centers primarily in airports in the United States. Harmony Pharmacy opened their first store in Newark International Airport in March of 2007.

At October 31, 2006, the Company’s investment in Harmony Pharmacy consisted of 2 million shares of common stock at a cost basis and fair value of $750,000.

On January 11, 2007, the Company provided Harmony Pharmacy a $4.0 million revolving credit facility. The credit facility bears annual interest at 10%, matures on December 1, 2009 and has a 0.50% unused fee per annum. Net borrowings during the nine month period ended July 31, 2007 were $3.4 million on the revolving credit facility.

At July 31, 2007, the Company’s investment in Harmony Pharmacy consisted of 2 million shares of common stock with a cost of $750,000 and was assigned a fair value of $750,000. The revolving credit facility had an outstanding balance of $3.4 million with a cost and fair value of $3.4 million.

Michael Tokarz, Chairman of the Company, serves as a director of Harmony Pharmacy.

Henry Company

Henry Company, Huntington Park, California, is a manufacturer and distributor of building products and specialty chemicals.

At October 31, 2006, the Company’s investment in Henry Company consisted of $5.0 million in loan assignments. The $3.0 million term loan A bears annual interest at LIBOR plus 3.5% and matures on April 6, 2011. The $2.0 million term loan B bears annual interest at LIBOR plus 7.75% and also matures on April 6, 2011.

On January 2, 2007 and March 1, 2007, the Company received principal payments of approximately $96,000 and $1.0 million, respectively, on term loan A from Henry Company.

At July 31, 2007, the loans had a combined outstanding balance, cost basis, and fair value of $3.9 million.

HuaMei Capital Company, Inc.

HuaMei, Chicago, Illinois, is a Chinese American cross border investment bank and advisory company.

During the quarter ended January 31, 2007, the Company invested $200,000 in HuaMei in the form of a convertible promissory note. The note bears annual interest at 0% and matured on May 22, 2007. The note converts into 50 shares of common stock.

On February 16, 2007, the Company invested an addition $1.8 million in HuaMei by purchasing 450 shares of common stock. The $200,000 convertible promissory note was converted to 50 shares of common stock at the same price during this transaction.

At July 31, 2007, the Company’s investment in HuaMei consisted of 500 shares of common stock with a cost and fair value $2.0 million.

Michael Tokarz, Chairman of the Company, serves as a director of HuaMei.

Impact Confections, Inc.

Impact, Roswell, New Mexico founded in 1981, is a manufacturer and distributor of children’s candies.

At October 31, 2006, the Company’s investment in Impact consisted of 252 shares of common stock at a cost of $2.7 million, a senior subordinated note with an outstanding balance of $5.5 million and a secured promissory note with a balance of $325,000. The senior subordinated note bears annual interest at 17.0% and matures on July 30, 2009. The promissory note bears annual interest at LIBOR plus 4.0% and matures on July 29, 2008. The cost basis of the loan and promissory note at October 31, 2006 were approximately $5.39 million and $321,000 respectively. At October 31, 2006, the equity investment, loan and secured promissory note were assigned fair values of $2.7 million, $5.5 million and $325,000, respectively.

At July 31, 2007, the Company’s investment in Impact consisted of 252 shares of common stock at a cost of $2.7 million, a senior subordinated note with an outstanding balance of $5.7 million and the secured promissory note with a cost of approximately $323,000. At July 31, 2007, the equity investment, loan and secured promissory note were assigned fair values of $2.7 million, $5.7 million and $325,000, respectively. The increase in the outstanding balance, cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee.

Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of Impact.

Innovative Brands, LLC

Innovative Brands, Phoenix, Arizona, is a consumer product company that manufactures and distributes personal care products.

At October 31, 2006, the Company’s investment in Innovative Brands consisted of a $15.0 million loan assignment.The $15.0 million term loan bears annual interest at 11.125% and matures on September 25, 2011. The loan had a cost basis and fair value of $15.0 million as of October 31, 2006.

On each of January 1, 2007, April 2, 2007, and July 2, 2007, the Company received principal payments of $37,500 on the term loan provided from Innovative Brands.

At July 31, 2007, the loan had an outstanding balance, cost basis, and was assigned a fair value of approximately $14.9 million.

JDC Lighting, LLC

JDC, New York, New York, is a distributor of commercial lighting and electrical products.

At October 31, 2006, the Company’s investment in JDC consisted of a $3.0 million senior subordinated loan, bearing annual interest at 17% with a maturity date of January 31, 2009. The loan had a principal face amount, an outstanding balance, and a cost basis of $3.0 million. The loan was assigned a fair value of $3.0 million.

At July 31, 2007, the loan had an outstanding balance and cost of $3.1 million. The loan was assigned a fair value of $3.1 million. The increase in the outstanding balance, cost and fair value of the loan, is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee.

Levlad Arbonne International LLC

Levlad, Irvine, California, is a marketer of personal care products.

On December 12, 2006, the Company invested $10.1 million in Levlad in the form of a $10.0 million second lien loan. The loan bears annual interest at LIBOR plus 6.5% and will mature on December 19, 2013.

On March 8, 2007, Levlad repaid their loan in full including all accrued interest and prepayment fee. The total amount received from the repayment was approximately $10.4 million.

At July 31, 2007, the Company no longer held an investment in Levlad.

Lockorder Limited (formerly SafeStone Technologies PLC)

Lockorder, Old Amersham, United Kingdom, a Legacy Investment, provides organizations with technology designed to secure access controls, enforcing compliance with security policies and enabling effective management of corporate IT and e-business infrastructure.

On April 16, 2007, the assets and liabilities of SafeStone Technologies PLC were transferred into two new companies, Lockorder and SafeStone Limited. Lockorder operates the company’s AxcessIT business. The Company received 21,064 shares of Lockorder with a cost of $2.0 million as a result of this corporate action.

At July 31, 2007, the Company’s investment in Lockorder consisted of 21,064 shares of common stock with a cost of $2.0 million. The investment has been assigned a fair value of $0 by the Valuation Committee.

Mainstream Data, Inc.

Mainstream Data, Inc. (“Mainstream”), Salt Lake City, Utah, a Legacy Investment, builds and operates satellite, internet, and wireless broadcast networks for information companies. Mainstream networks deliver text news, streaming stock quotations, and digital images to subscribers around the world.

At October 31, 2006 and July 31, 2007, the Company’s investment in Mainstream consisted of 5,786 shares of common stock with a cost of $3.75 million. The investment has been assigned a fair value of $0.

Marine Exhibition Corporation

Marine, Miami, Florida, owns and operates the Miami Seaquarium. The Miami Seaquarium is a family-oriented entertainment park.

At October 31, 2006, the Company’s investment in Marine consisted of a senior secured loan, a secured revolving note, and 2,000 shares of preferred stock. The senior secured loan had an outstanding balance of $10.1 million and a cost of $9.9 million. The senior secured loan bears annual interest at 11% and matures on June 30, 2013. The senior secured loan was assigned a fair value of $10.1 million. The secured revolving note was not drawn upon. The secured revolving note bears interest at LIBOR plus 1%, has an unused fee of 0.50% per annum and matures on June 30, 2013. The preferred stock had been assigned a fair value of $2.0 million. The dividend rate on the preferred stock is 12% per annum.

At July 31, 2007, the Company’s senior secured loan had an outstanding balance of $10.4 million with a cost of $10.2 million. The senior secured loan was assigned a fair value of $10.4 million. The secured revolving note was not drawn upon. The preferred stock had been assigned a fair value of $2.2 million. The increase in the outstanding balance, cost and fair value of the loan and preferred stock, is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest/dividends. These increases were approved by the Valuation Committee.

MVC Partners LLC

MVC Partners, Purchase, New York, a wholly-owned portfolio company, is a private equity firm established to serve as the general partner or managing member of private investment vehicles or other portfolios.

On November 21, 2006, the Company invested approximately $71,000 in MVC Partners in the form of a limited liability company interest.

On December 6, 2006, MVC Partners’ wholly-owned subsidiary, MVC Europe LLC, entered into an agreement to co-own BPE Management Ltd. (“BPE”) with Parex Asset Management IPAS, a Baltic investment management company and subsidiary of the Parex Bank. BPE will pursue investments in businesses throughout the Baltic region. It is contemplated that MVC Partners may be spun off in the future. The Company’s board has not yet approved the specific terms of any spin-off, and there can be no assurance that the board of directors will determine to proceed with any spin-off.

At July 31, 2007, the Company’s equity investment in MVC Partners had a cost basis and fair value of approximately $71,000.

Octagon Credit Investors, LLC

Octagon is a New York-based asset management company that manages leveraged loans and high yield bonds through collateralized debt obligations (“CDO”) funds.

At October 31, 2006, the Company’s investment in Octagon consisted of a term loan with an outstanding balance of $5.0 million with a cost of $4.9 million, a revolving line of credit with an outstanding balance of $3.25 million with a cost of $3.25 million, and an equity investment with a cost basis of approximately $900,000. The combined fair value of the investment at October 31, 2006 was $10.2 million. The term loan bears annual interest at LIBOR plus 4.25% and matures on December 31, 2011. The revolving line of credit bears annual interest at LIBOR plus 4.25%, matures on December 31, 2011 and has an unused fee of 0.50% per annum.

Net borrowings during the nine month period ended July 31, 2007 were $2.8 million resulting in a balance outstanding of approximately $6.1 million on the revolving credit facility.

During the nine month period ended July 31, 2007, the Valuation Committee increased the fair value of the Company’s equity investment in Octagon by $1.6 million. The Company also was allocated approximately $247,000 in flow-through income. Of this amount, approximately $107,000 was received in cash and $140,000 was undistributed and therefore increased the cost of the investment.

At July 31, 2007, the term loan had an outstanding balance of $5.0 million with a cost of $4.9 million. The loan was assigned a fair value of $5.0 million. The revolving line of credit had an outstanding balance of $6.1 million with a cost and fair value of $6.1 million.

At July 31, 2007, the equity investment had a cost basis of approximately $1.0 million and was assigned a fair value of $3.7 million.

Ohio Medical Corporation

Ohio Medical, Gurnee, Illinois, is a manufacturer and supplier of suction and oxygen therapy products, as well as medical gas equipment.

As of October 31, 2006 the Company’s investment in Ohio Medical consisted of 5,620 shares of common stock with cost basis and fair value of the Company’s investment in Ohio Medical was $17.0 million and $26.2 million, respectively.

On July 30, 2007, the Company provided Ohio Medical a $2.0 million convertible unsecured promissory note. The note bears annual interest at LIBOR plus 12% and matures on July 30, 2008.

During the nine month period ended July 31, 2007, the Valuation Committee decreased the fair value of the Company’s equity investment in Ohio Medical by $9.0 million resulting in a fair value of $17.2 million, $200,000 above the cost basis.

At July 31, 2007 the Company’s investment in Ohio Medical consisted of 5,620 shares of common stock with a cost basis and fair value of $17.0 million and $17.2 million, respectively, and the promissory note, which had an outstanding balance of $2.0 million with a cost and fair value of $2.0 million.

Michael Tokarz, Chairman of the Company, Peter Seidenberg, Chief Financial Officer of the Company, and David Hadani, a representative of the Company, serve as directors of Ohio Medical.

Phoenix Coal Corporation

Phoenix Coal, Madisonville, Kentucky, is engaged in the acquisition, development, production and sale of bituminous coal reserves and resources located primarily in the Illinois Basin. With offices in Madisonville, Kentucky and Champaign, Illinois, the company is focused on consolidating small and medium-sized coal mining projects and applying proprietary technology to increase efficiency and enhance profit margins.

At October 31, 2006, the Company’s investment in Phoenix Coal consisted of a second lien loan and 1,666,667 shares of common stock. The second lien loan had an outstanding balance of $7.1 million with a cost of $7.0 million. The second lien loan bears annual interest at 15% and matures on June 8, 2011. The loan was assigned a fair value of $7.1 million. The equity investment had a cost basis of approximately $1.0 million and was assigned a fair value of $1.0 million.

At July 31, 2007, the second lien loan had an outstanding balance of $7.4 million with a cost of $7.3 million. The loan was assigned a fair value of $7.4 million. The increase in cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee.

At July 31, 2007, the equity investment had a cost basis of approximately $1.0 million and was assigned a fair value of $1.0 million.

Forrest Mertens, a representative of the Company, serves as a director of Phoenix Coal.

PreVisor, Inc.

PreVisor, Roswell, Georgia, provides pre-employment testing and assessment solutions and related professional consulting services.

On May 31, 2006, the Company invested $6.0 million in PreVisor in the form of common stock. Mr. Tokarz, our Chairman and Portfolio Manager, is a minority non-controlling shareholder of PreVisor. Our board of directors, including all of our Independent Directors, approved the transaction (Mr. Tokarz recused himself from making a determination or recommendation on this matter).

At October 31, 2006, the common stock had been assigned a fair value of $6.0 million.

During the nine month period ended July 31, 2007, the Valuation Committee increased the fair value of the Company’s investment in PreVisor by $1.7 million.

At July 31, 2007, the common stock had a cost basis and had been assigned a fair value of $6.0 million and $7.7 million, respectively.

SafeStone Technologies Limited (formerly SafeStone Technologies PLC)

SafeStone Limited, Old Amersham, United Kingdom, a Legacy Investment, provides organizations with technology designed to secure access controls across the extended enterprise, enforcing compliance with security policies and enabling effective management of the corporate IT and e-business infrastructure.

On April 16, 2007, the assets and liabilities of SafeStone Technologies PLC were transferred into two new companies, Lockorder and SafeStone Limited. SafeStone Limited operates the company’s DetectIT business. The Company received 21,064 shares of SafeStone Limited with a cost of $2.0 million as a result of this corporate action.

At July 31, 2007, the Company’s investment in SafeStone Limited consisted of 21,064 shares of common stock with a cost of $2.0 million. The investment has been assigned a fair value of $0 by the Valuation Committee.

SGDA Sanierungsgesellschaft fur Deponien und Altlasten mbH

SGDA, Zella-Mehlis, Germany, is a company that is in the business of landfill remediation and revitalization of contaminated soil.

At October 31, 2006, the Company’s investment in SGDA consisted of a term loan, common equity interest, and preferred equity interest. The term loan had an outstanding balance of $6.2 million with a cost of $6.0 million. The term loan bears annual interest at 7.0% and matures on August 25, 2009. The term loan was assigned a fair value of $6 million. The common equity interest in SGDA had been assigned a fair value of $338,551 which was its cost basis. The preferred equity interest had been assigned a fair value of $5.0 million which was its cost basis.

On November 7, 2006, the Company invested an additional $100,000 in SGDA by purchasing an additional equity interest.

During the nine month period ended July 31, 2007, the Valuation Committee increased the fair value of the Company’s common equity interest by approximately $121,000 and preferred equity interest by $475,000.

At July 31, 2007, the term loan had an outstanding balance of $6.2 million with a cost of $6.0 million. The term loan was assigned a fair value of $6.0 million. The increase in the cost and fair value of the loan is due to the accretion of the market discount of the term loan. These increases were approved by the Valuation Committee. The common equity interest in SGDA has been assigned a fair value of $560,000 with a cost basis of $438,551. The preferred equity interest has been assigned a fair value of $5.5 million with a cost basis of $5.0 million.

SIA BM Auto

BM Auto, Riga, Latvia, is a company focused on the importation and sale of BMW vehicles and parts throughout Latvia, a member of the European Union.

At October 31, 2006 the Company’s investment in BM Auto consisted of 47,300 shares of common stock at a cost and fair value of $8.0 million.

On July 24, 2007, the Company sold the common stock of BM Auto. The amount received from the sale of the 47,300 common shares of BM Auto was approximately $29.7 million, net of closing and other transaction costs, working capital adjustments and a reserve established by the Company to satisfy certain post-closing conditions requiring capital and other expenditures. The $29.7 million less the $8.0 million cost basis of BM Auto resulted in $21.7 million recorded as a long term capital gain. The difference between the $29.7 million received from the BM Auto equity and the carrying value at October 31, 2006 is $21.7 million and the amount of the increase in net assets attributable to fiscal year 2007. As mentioned above, a reserve account of approximately $3.0 million was created for post closing conditions that are required of the seller as a part of the purchase agreement. The cash held in the reserve account is held in Euros. At July 31, 2007, the balance of the reserve account from the sale of Baltic Motors and BM Auto was approximately $2.9 million. Expenses such as finishing a road to a dealership and Latvian tax withholding payments, among other things, have been estimated by management and will be paid from this account. This reserve account is owned and controlled by the Company. The Company has recorded the cash in the reserve account to its books denominated as foreign currency. It has also recorded a liability for the same amount so there is no impact to net asset value until all post closing conditions are met. The remaining cash, if any, after satisfying all reserve liabilities and contingencies, will be converted to U.S. dollars and recorded as a long term capital gain. We do not anticipate any post closing conditions in excess of the reserve, however, if they occur it would reduce the capital gain that has already been recorded. Any difference recorded due to changes in exchange rates since the Euros were received will be recorded as currency gain (loss). During the interim, at each month end, the Euros will be valued based on that day’s exchange rate and the liability will be adjusted to match the U.S. dollars equivalent. Management believes all post closing conditions will be met before October 31, 2007.

At July 31, 2007, the Company no longer held an investment in BM Auto.

SIA Tekers Invest

Tekers, Riga, Latvia, is a port facility used for the storage and servicing of vehicles.

On July 9, 2007, the Company invested $2.3 million in Tekers by purchasing 68,800 shares of common stock.

On July 19, 2007, the Company agreed to guarantee a 1.4 million Euro mortgage for Tekers, equivalent to approximately $1.9 million at July 31, 2007.

At July 31, 2007, the Company’s investment in Tekers was assigned a fair value of $2.3 million.

Sonexis, Inc.

Sonexis, Tewksbury, Massachusetts, a Legacy Investment, is the developer of a new kind of conferencing solution — Sonexis ConferenceManager — a modular platform that is designed to support a breadth of audio and web conferencing functionality to deliver rich media conferencing.

At October 31, 2006 and July 31, 2007, the Company’s investment in Sonexis consisted of 131,615 shares of common stock with a cost of $10.0 million. The investment has been assigned a fair value of $0.

SP Industries, Inc.

SP, Warminster, Pennsylvania, is a designer, manufacturer, and marketer of laboratory research and process equipment, glassware and precision glass components, and configured-to-order manufacturing equipment.

At October 31, 2006, the Company’s investment in SP consisted of a mezzanine loan and a term loan that had outstanding balances of $12.9 million and $3.1 million, respectively, with a cost basis of $12.7 million and $3.0 million, respectively. The mezzanine loan bears annual interest at 16% and matures on March 31, 2012. The term loan bears annual interest at LIBOR plus 8% and matures on March 31, 2011. The mezzanine loan and term loan were assigned fair values of $12.9 million and $3.1 million, respectively.

On March 30, 2007, the Company invested an additional $5.0 million in SP in term loan B. The term loan bears annual interest at LIBOR plus 8% and matures on March 31, 2011.

During the nine month period ended July 31, 2007, the Company received principal payments totaling $333,333 on the term loan.

At July 31, 2007, the mezzanine loan and the term loan had outstanding balances of $13.3 million and $7.7 million, respectively, with a cost basis of $13.1 million and $7.7 million, respectively. The mezzanine loan and term loan were assigned fair values of $13.3 million and $7.7 million, respectively. The increase in the outstanding balance, cost and fair value of the loan, is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee.

Storage Canada, LLC

Storage Canada, Omaha, Nebraska, is a real estate company that owns and develops self-storage facilities throughout the U.S. and Canada.

At October 31, 2006, the Company’s investment in Storage Canada consisted of a term loan with an outstanding balance of $1.9 million and a cost basis of $2.0 million and was assigned a fair value of $1.9 million. The borrowing bears annual interest at 8.75%. On March 30, 2013, $1.3 million of the term loan matures and on October 6, 2013, the remaining $600,000 matures.

On January 19, 2007, Storage Canada borrowed $705,000. The borrowing bears annual interest at 8.75% and has a maturity date of January 19, 2014.

At July 31, 2007, the Company’s investment in Storage Canada had an outstanding balance of $2.7 million and a cost basis and fair value of $2.7 million.

Summit Research Labs, Inc.

Summit, Huguenot, New York, is a specialty chemical company that manufactures antiperspirant actives.

At October 31, 2006, the Company’s investment in Summit consisted of a second lien loan and 800 shares of preferred stock. The second lien loan had an outstanding balance of $5.0 million with a cost of $5.0 million. The second lien loan was assigned a fair value of $5.0 million. The preferred stock had been assigned a fair value of $11.2 million.

At July 31, 2007, the Company’s second lien loan had an outstanding balance of $5.3 million with a cost of $5.2 million. The second lien loan was assigned a fair value of $5.3 million. The preferred stock had been assigned a fair value of $11.2 million. The increase in cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee.

Michael Tokarz, Chairman of the Company, and Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of Summit.

Timberland Machines & Irrigation, Inc.

Timberland, Enfield, Connecticut, is a distributor of landscaping outdoor power equipment and irrigation products.

Timberland has a floor plan financing program administered by Transamerica Commercial Finance Corporation (“Transamerica”). As is typical in Timberland’s industry, under the terms of the dealer financing arrangement, Timberland guarantees the repurchase of product from Transamerica, if a dealer defaults on payment and the underlying assets are repossessed. The Company has agreed to be a co-guarantor of this repurchase commitment, but its maximum potential exposure as a result of the guarantee is contractually limited to $500,000.

At October 31, 2006, the Company’s investment in Timberland consisted of a mezzanine loan, junior revolving note, 542 shares of common stock, and warrants. The mezzanine loan had an outstanding balance of $6.6 million with a cost of $6.6 million. The mezzanine loan bore annual interest at 14.43% and matures on August 4, 2009. The mezzanine loan was assigned a fair value of $6.6 million. The junior revolving note had a cost of $2.8 million and was assigned a fair value of $2.8 million. The junior revolving note bears annual interest at 12.5% and matures on July 7, 2007. The common stock was assigned a fair value of $4.4 million. The warrant was assigned a fair value of $0.

At the beginning of the 2007 fiscal year, the junior revolving note provided to Timberland had a balance outstanding of approximately $2.8 million. On November 27, 2006, the amount available on the revolving note was increased by $750,000 to $4.0 million. Net repayments during for the nine month period ended July 31, 2007 were $300,000 resulting in a balance as of July 31, 2007 of $2.5 million.

On November 1, 2006, the Company reduced the interest rate on the mezzanine loan from 14.43% to 12%.

On July 1, 2007, the Company increased the interest rate on the mezzanine loan from 12% to 14.55%.

At July 31, 2007, the Company’s mezzanine loan had an outstanding balance of $6.8 million with a cost of $6.7 million. The mezzanine loan was assigned a fair value of $6.8 million. The junior revolving note was assigned a fair value of $2.5 million. The increase in the outstanding balance, cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee. The common stock was assigned a fair value of $4.4 million. The warrant was assigned a fair value of $0.

Michael Tokarz, Chairman of the Company, and Puneet Sanan, a representative of the Company, serve as directors of Timberland.

Total Safety U.S., Inc.

Total Safety, Houston, Texas, is the leading provider of safety equipment and related services to the refining, petrochemical, and oil exploration and production industries.

At October 31, 2006, the Company’s investment in Total Safety consisted of a $4.9 million term loan A bearing annual interest at LIBOR plus 4.5% and a $981,651 term loan B bearing annual interest at LIBOR plus 8.5%. The loans had a combined outstanding balance and cost basis of $5.9 million. The loan assignments were assigned a fair value of $5.9 million.

On December, 8, 2006, Total Safety repaid term loan A and term loan B in full including all accrued interest and fees. The total amount received for term loan A was $5,043,775 and for term loan B was $1,009,628.

On December 13, 2006, the Company purchased $4.5 million of loan assignments in Total Safety. The $1.0 million first lien loan bears annual interest at LIBOR plus 3.0% and matures on December 8, 2012. The $3.5 million second lien loan bears annual interest at LIBOR plus 6.5% and matures on December 8, 2013.

On each of March 30, 2007 and June 29, 2007, the Company received principal payments of $2,500 on the first lien loan.

At July 31, 2007, the loans had a combined outstanding balance and cost basis of $4.5 million. The loan assignments were assigned a fair value of $4.5 million.

Turf Products, LLC

Turf, Enfield, Connecticut, is a wholesale distributor of golf course and commercial turf maintenance equipment, golf course irrigation systems and consumer outdoor power equipment. At October 31, 2006, the Company’s investment in Turf consisted of a senior subordinated loan, bearing interest at 15% per annum with a maturity date of November 30, 2010, LLC membership interest, and warrants. The senior subordinated loan had an outstanding balance of $7.7 million with a cost of $7.6 million. The loan was assigned a fair value of $7.7 million. The membership interest had a cost of $3.8 million and had been assigned a fair value of $5.8 million. The warrants had a cost of $0 and were assigned a fair value of $0.

On January 9, 2007, the Company extended to Turf a $1.0 million junior revolving note. Turf immediately borrowed $1.0 million from the note. The note bears annual interest at 12.5% and matures on May 1, 2008.

On May 1, 2007, Turf repaid the junior revolving note in full including accrued interest. As a result, there was no amount outstanding on the revolving note as of July 31, 2007.

At July 31, 2007, the mezzanine loan had an outstanding balance of $7.7 million with a cost of $7.6 million. The loan was assigned a fair value of $7.7 million. The increase in the outstanding balance, cost and fair value of the loan is due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee. There was no amount outstanding on the junior revolving note. The membership interest has been assigned a fair value of $5.8 million. The option was assigned a fair value of $0.

Michael Tokarz, Chairman of the Company, and Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of Turf.

U.S. Gas & Electric, Inc.

U.S. Gas, North Miami Beach, FL, is a licensed Energy Service Company (“ESCO”) that markets and distributes natural gas to small commercial and residential retail customers in the state of New York.

On July 26, 2007, the Company invested $6.0 million in U.S. Gas in the form of a $5.5 million second lien loan and 41,950 shares of convertible preferred stock at a cost of $500,000. The second lien loan’s cost basis was subsequently discounted to reflect loan origination fees received. The Company also committed an additional $12.0 million, in the form of a $10.0 million senior credit facility and a $2.0 million junior revolver. The second lien loan bears annual interest at 14% and matures on July 25, 2012. The senior credit facility bears annual interest at LIBOR plus 6% and matures on July 25, 2010. The junior revolver bears annual interest at 14%, matures on July 25, 2010 and has an unused fee of 0.50% per annum.

At July 31, 2007, the second lien loan had an outstanding balance of $5.5 million with a cost of $5.3 million and a fair value of $5.5 million. There was no amount outstanding on the senior credit facility or the junior revolver. The convertible preferred stock was assigned a fair value equal to the cost of $500,000.

Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of U.S. Gas.

Velocitius B.V.

Velocitius, a Netherlands based company, manages wind farms based in Germany through operating subsidiaries.

On May 10, 2006, the Company made an equity investment of approximately $66,290 in Velocitius.

On October 26, 2006, the Company made an additional equity investment of approximately $2.9 million which was used to purchase a wind farm in Germany.

At October 31, 2006, the Company’s investments in Velocitius consisted of a $260,000 revolving line of credit (“Line I”) and common equity interest. Line I expires on October 31, 2009. The note bears annual interest at 8%. The equity investment in Velocitius had a cost and was assigned a fair value of $3.0 million. Line I had a cost and was assigned a fair value of $143,614.

At October 31, 2006, the balance of Line I was approximately $144,000. Net repayments during the nine month period ended July 31, 2007 were approximately $10,000. At July 31, 2007, there was approximately $134,000 outstanding.

On February 19, 2007, the Company invested an additional $8.4 million of common equity interest in Velocitius to purchase an additional wind farm in Germany.

On May 1, 2007, the Company provided Line II to Velocitius. Velocitius immediately borrowed $547,392. Line II expires on April 30, 2010. Line II bears annual interest at 8%. At July 31, 2007, there was approximately $547,000 outstanding.

At July 31, 2007, the equity investment in Velocitius had a cost and was assigned a fair value of $11.4 million. Line I had a cost and was assigned a fair value of $133,844 and Line II had a cost and was assigned a fair value of $547,392.

Bruce Shewmaker, an officer of the Company, serves as a director of Velocitius.

Vendio Services, Inc.

Vendio, San Bruno, California, a Legacy Investment, offers small businesses and entrepreneurs resources to build Internet sales channels by providing software solutions designed to help these merchants efficiently market, sell and distribute their products.

At October 31, 2006, the Company’s investments in Vendio consisted of 10,476 shares of common stock and 6,443,188 shares of Series A preferred stock at a total cost of $6.6 million. The investments were assigned a fair value of $3.4 million, $0 for the common stock and $3.4 million for the Series A preferred stock.

During the nine month period ended July 31, 2007, the Valuation Committee increased the fair values of the common stock by $15,421 and the preferred stock by approximately $6.1 million.

At July 31, 2007, the Company’s investments in Vendio consisted of 10,476 shares of common stock and 6,443,188 shares of Series A preferred stock at a total cost of $6.6 million. The investments were assigned a fair value of $9.5 million, $15,421 for the common stock and approximately $9.5 million for the Series A preferred stock.

Bruce Shewmaker, an officer of the Company, serves as a director of Vendio.

Vestal Manufacturing Enterprises, Inc.

Vestal, Sweetwater, Tennessee, is a market leader for steel fabricated products to brick and masonry segments of the construction industry. Vestal manufactures and sells both cast iron and fabricated steel specialty products used in the construction of single-family homes.

At October 31, 2006, the Company’s investment in Vestal consisted of a senior subordinated promissory note, that had an outstanding balance, cost, and fair value of $800,000, and 81,000 shares of common stock that had a cost basis of $1.9 million and were assigned a fair value of $3.7 million.

On December 1, 2006, the Company received a principal payment of $100,000.

At July 31, 2007, the senior subordinated promissory note had an outstanding balance, cost, and fair value of $700,000. The 81,000 shares of common stock of Vestal that had a cost basis of $1.9 million were assigned a fair value of $3.7 million.

David Hadani and Ben Harris, representatives of the Company, serve as directors of Vestal.

Vitality Foodservice, Inc.

Vitality, Tampa, Florida, is a market leader in the processing and marketing of dispensed and non-dispensed juices and frozen concentrate liquid coffee to the foodservice industry. With an installed base of over 42,000 dispensers worldwide, Vitality sells its frozen concentrate through a network of over 350 distributors to such market niches as institutional foodservice, including schools, hospitals, cruise ships, hotels and restaurants.

At October 31, 2006, the Company’s investment in Vitality consisted of 500,000 shares of common stock at a cost of $5.0 million and 1,000,000 shares of Series A convertible preferred stock at a cost of $9.7 million. The common stock, Series A convertible preferred stock and warrants were assigned fair values of $8.5 million, $11.1 million and $1.1 million, respectively.

On December 22, 2006, the Company purchased an additional 56,472 shares of common stock in Vitality at a cost of approximately $565,000.

At July 31, 2007, the investment in Vitality consisted of 556,472 shares of common stock at a cost of $5.6 million and 1,000,000 shares of Series A convertible preferred stock at a cost of $9.7 million. The common stock, Series A convertible preferred stock and warrants were assigned fair values of $9.1 million, $12.2 million and $1.1 million, respectively. The increase in the cost and fair value of the Series A convertible preferred stock is due to the capitalization of “payment in kind” dividends. These increases were approved by the Valuation Committee.

David Hadani, a representative of the Company, serves as a director of Vitality.

WBS Carbons Acquisitions Corp.

WBS, Middletown, New York, is a manufacturer of antiperspirant actives and water treatment chemicals.

On November 22, 2006, the Company invested $3.2 million in WBS consisting of a $1.6 million bridge loan and 400 shares of common stock at a cost of $1.6 million. The bridge loan bears annual interest at 5% and matures on November 22, 2011.

At July 31, 2007, the bridge loan had an outstanding balance, cost, and fair value of $1.6 million. The 400 shares of common stock of WBS had a cost basis of $1.6 million were assigned a fair value of $1.6 million.

Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of WBS.

Liquidity and Capital Resources

At July 31, 2007, the Company had investments in portfolio companies totaling $316.9 million. Also, at July 31, 2007, the Company had investments in cash and cash equivalents totaling approximately $112.8 million. The Company considers all money market and other cash investments purchased with an original maturity of less than three months to be cash equivalents. U.S. government securities and cash equivalents are highly liquid.

During the nine month period ended July 31, 2007, the Company made eight new investments, committing capital totaling approximately $53.3 million. The investments were made in U.S. Gas ($18.9 million), Genevac ($14.0 million), Levlad ($10.1 million), Total Safety ($4.5 million), WBS ($3.2 million), Tekers ($2.3 million), HuaMei ($200,000) and MVC Partners ($71,000).

The Company also made 14 follow-on investments in existing portfolio companies committing capital totaling approximately $47.4 million. On November 7, 2006, the Company invested $100,000 in SGDA by purchasing an additional common equity interest. On December 22, 2006, the Company purchased an additional 56,472 shares of common stock in Vitality at a cost of approximately $565,000. On January 9, 2007, the Company extended to Turf a $1.0 million junior revolving note. Turf immediately borrowed $1.0 million from the note. On January 11, 2007, the Company provided Harmony Pharmacy a $4.0 million revolving credit facility. Harmony Pharmacy immediately borrowed $1.75 million from the credit facility. On February 16, 2007, the Company invested $1.8 million in HuaMei purchasing 450 shares of common stock. At the same time, the previously issued $200,000 convertible promissory note was exchanged for 50 shares of HuaMei common stock at the same price. On February 19, 2007, the Company invested an additional $8.4 million of common equity interest in Velocitius. On February 21, 2007 and May 4, 2007, the Company provided BP a $5.0 million and a $2.5 million second lien loan, respectively. On March 26, 2007, the Company extended a $1.0 million bridge loan to BENI. On March 30, 2007, the Company invested an additional $5.0 million in SP in the form of a subordinated term loan B. On May 1, 2007, the Company extended Line II to Velocitius. Velocitius immediately borrowed approximately $547,000. On May 8, 2007, the

Company provided Baltic Motors a $5.5 million bridge loan. On May 9, 2007, the Company purchased one million shares of Dakota Growers preferred stock at a cost of $10.0 million. At that time, 65,000 shares of Dakota Growers common stock were converted to 65,000 shares of convertible preferred stock. On July 30, 2007, the Company provided Ohio Medical a $2.0 million convertible unsecured promissory note.

Issuances of Equity Securities by the Issuer:

On February 28, 2007, the Company completed its public offering of 5,000,000 shares of the Company’s common stock at a price of $16.25 per share. On March 28, 2007, pursuant to the 30-day over-allotment option granted by the Company to the underwriters in connection with the offering, the underwriters purchased an additional 158,500 shares of common stock at the purchase price of $16.25 per share. The Company raised approximately $78.4 million in net proceeds after deducting the underwriting discount and commissions and estimated offering expenses.

Current balance sheet resources, which include the additional cash resources from the Credit Facility, are believed to be sufficient to finance current commitments. Current commitments include:

Commitments to/for Portfolio Companies:

At July 31, 2007, the Company’s existing commitments to portfolio companies consisted of the following:

Commitments of MVC Capital, Inc.

Amount Funded
Portfolio Company	Amount Committed	at July 31, 2007

Timberland	$4.0 million	$2.5 million
Storage Canada	$6.0 million	$2.7 million
Marine	$2.0 million	—
BENI	$514,000	—
Octagon	$12.0 million	$6.1 million
Turf	$1.0 million	—
Harmony Pharmacy	$4.0 million	$3.4 million
Velocitius	$260,000	$134,000
Velocitius	$650,000	$547,392
Tekers	$1.9 million	—
U.S. Gas	$10.0 million	—
U.S. Gas	$2.0 million	—
Total	$44.3 million	$15.4 million

On June 30, 2005, the Company pledged its common stock of Ohio Medical to Guggenheim to collateralize a loan made by Guggenheim to Ohio Medical.

On July 8, 2005 the Company extended to Timberland a $3.25 million junior revolving note that bears interest at 12.5% per annum and expires on July 7, 2007. The Company also receives a fee of 0.25% on the unused portion of the note. As of October 31, 2005, the total amount outstanding on the note was $3.25 million. On December 27, 2005, the Company exchanged $286,200 of the Timberland junior revolving line of credit for 28.62 shares of common stock at a price of $10,000 per share. As of January 31, 2006, the Company owned 478.62 common shares and the funded debt under the junior revolving line of credit has been reduced from $3.25 million to approximately $3.0 million. On September 12, 2006, the Company converted $409,091 of the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share. Effective September 22, 2006, the Company converted $225,000 of the Timberland junior revolving line of credit into 22.50 shares of common stock at a price of $10,000 per share. As of October 31, 2006 the Company owned 542.03 common shares and the funded debt under the junior revolving line of credit was $2.8 million. On November 27, 2006, the amount available on the revolving note was increased by $750,000 to $4.0 million. Net repayments during the nine month period ended July 31, 2007 were $300,000 resulting in a balance at such date of $2.5 million.

On March 30, 2006, the Company provided a $6.0 million loan commitment to Storage Canada. The commitment expires after one year, but may be renewed with the consent of both parties. The initial borrowing on the loan bears annual interest at 8.75% and has a maturity date of March 30, 2013. Any additional borrowings will mature seven years from the date of the subsequent borrowing. The Company also receives a fee of 0.25% on the unused portion of the loan. As of October 31, 2006, the outstanding balance of the loan commitment was $2.0 million. Net borrowing during the nine month period ended July 31, 2007 were $705,000 resulting in a balance of $2.7 million at such date.

On July 11, 2006, the Company provided Marine a $2.0 million secured revolving loan facility. The revolving loan facility bears annual interest at LIBOR plus 1%. The Company also receives a fee of 0.50% of the unused portion of the revolving loan facility. There was no amount outstanding on the revolving loan facility as of July 31, 2007.

On October 10, 2006, the Company agreed to guarantee a 375,000 Euro inventory financing facility for BENI, equivalent to approximately $514,000 at July 31, 2007.

On October 12, 2006, the Company provided a $12.0 million revolving credit facility to Octagon in replacement of the senior secured credit facility provided on May 7, 2004. This credit facility expires on December 31, 2011. The credit facility bears annual interest at LIBOR plus 4.25%. The Company receives a 0.50% unused facility fee on an annual basis and a 0.25% servicing fee on an annual basis for maintaining the credit facility. At October 31, 2006 the outstanding balance of the revolving credit facility provided to Octagon was $3.3 million. Net borrowings during the nine month period ended July 31, 2007 were $2.8 million resulting in a balance outstanding of $6.1 million at such date.

On October 30, 2006, the Company provided Line I to Velocitius, on which Velocitius immediately borrowed $143,614. Line I expires on October 31, 2009. The line bears annual interest at 8%. At October 31, 2006, the balance of Line I was approximately $144,000. Net repayments during the nine month period ended July 31, 2007 were approximately $10,000. At July 31, 2007, there was approximately $134,000 outstanding.

On January 9, 2007, the Company extended to Turf a $1.0 million secured junior revolving note. Turf immediately borrowed $1.0 million on the note. The note bears annual interest at 12.5% and expires on May 1, 2008. The Company also receives a fee of 0.25% of the unused portion of the note. On May 1, 2007, Turf repaid the secured junior revolving note in full including accrued interest. There was no amount outstanding on the revolving note as of July 31, 2007.

On January 11, 2007, the Company provided a $4.0 million revolving credit facility to Harmony Pharmacy. The credit facility bears annual interest at 10%. The Company also receives a fee of 0.50% on the unused portion of the loan. The revolving credit facility expires on December 1, 2009. Net borrowings during the nine month period ended July 31, 2007 were $3.4 million resulting in a balance outstanding of $3.4 million at such date.

On May 1, 2007, the Company provided Line II to Velocitius. Velocitius immediately borrowed $547,392. Line II expires on April 30, 2010. The line bears annual interest at 8%. At July 31, 2007, there was $547,392 outstanding under the line.

On July 19, 2007, the Company agreed to guarantee a 1.4 million Euro mortgage for Tekers, equivalent to approximately $1.9 million at July 31, 2007.

On July 26, 2007, the Company provided a $10.0 million revolving credit facility and a $2.0 million junior revolver to U.S. Gas. The credit facility bears annual interest at LIBOR plus 6% and the revolver bears annual interest at 14%. The Company receives a fee of 0.50% on the unused portion of the credit facility and the revolver. The revolving credit facility and junior revolver expire on July 26, 2010. There was no amount outstanding on the credit facility or junior revolver as of July 31, 2007.

Timberland also has a floor plan financing program administered by Transamerica. As is typical in Timberland’s industry, under the terms of the dealer financing arrangement, Timberland guarantees the repurchase of product from Transamerica, if a dealer defaults on payment and the underlying assets are repossessed. The Company has agreed to be a limited co-guarantor for up to $500,000 on this repurchase commitment.

Commitments of the Company:

On February 16, 2005, the Company entered into a sublease (the “Sublease”) for a larger space in the building in which the Company’s current executive offices are located, which expired on February 28, 2007. Effective November 1, 2006, under the terms of the Advisory Agreement, TTG Advisers is responsible for providing office space to the Company and for the costs associated with providing such office space. The Company’s offices continue to be located on the second floor of 287 Bowman Avenue.

On April 27, 2006, the Company and MVCFS, as co-borrowers, entered into the Credit Facility with Guggenheim as administrative agent for the lenders. At October 31, 2006, there was $50.0 million in term debt and $50.0 million on the revolving credit facility outstanding. During the nine months ended July 31, 2007, the Company’s net repayments on the Credit Facility were $50.0 million. As of July 31, 2007, there was $50.0 million in term debt and no amount outstanding on the revolving credit facility. The proceeds from borrowings made under the Credit Facility are used to fund new and existing portfolio investments, pay fees and expenses related to obtaining financing and for general corporate purposes. The Credit Facility will expire on April 27, 2010, at which time all outstanding amounts under the Credit Facility will be due and payable. Borrowings under the Credit Facility will bear interest, at the Company’s option, at a floating rate equal to either (i) the LIBOR rate (for one, two, three or six months), plus a spread of 2.00% per annum, or (ii) the prime rate in effect from time to time, plus a spread of 1.00% per annum. The Company paid a closing fee, legal and other costs associated with this transaction. These costs will be amortized evenly over the life of the facility. The prepaid expenses on the Balance Sheet include the unamortized portion of these costs. Borrowings under the Credit Facility will be secured, by among other things, cash, cash equivalents, debt investments, accounts receivable, equipment, instruments, general intangibles, the capital stock of MVCFS, and any proceeds from all the aforementioned items, as well as all other property except for equity investments made by the Company.

The Company enters into contracts with portfolio companies and other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to indemnifications to be remote.

A summary of our contractual payment obligations as of October 31, 2006 is as follows:

	Payments Due by Period
		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Term Debt Portion of Credit Facility	$50,000,000	N/A	N/A	$50,000,000	N/A

Total Debt	$50,000,000	N/A	N/A	$50,000,000	N/A

Subsequent Events

Since July 31, 2007, net borrowings on Timberlands’s revolving credit facility were $1.5 million.

Since July 31, 2007, net repayments on Octagon’s revolving credit facility were $1.95 million.

On August 1, 2007, Phoenix Coal repaid its second lien loan in full including all accrued interest and fees. The total amount received from the repayment was approximately $8.4 million.

On August 10, 2007, Forrest Mertens, a representative of the Company, resigned from the board of Phoenix Coal. The Company still has board observance rights.

On August 15, 2007, Velocitius borrowed approximately $57,000 on Line I and $65,000 from Line II.

On August 20, 2007, the Company contributed an additional $45,000 to MVC Partners, increasing its limited liability company interest.

On September 18 and 19, 2007 the Company invested $24.0 million in Custom Alloy Corporation in the form of a $14.0 million loan bearing annual interest at 14% and $10.0 million in convertible preferred stock, respectively.

On September 20, 2007, the Company invested $40.0 million in MVC Automotive Group BV in the form of a $19.1 million bridge loan bearing annual interest at 10% and $20.9 in common stock.

On, September 27, 2007, the Company made an additional investment in Ohio Medical by extending $1.25 million of convertible unsecured subordinated promissory note.

On September 28, 2007, Henry Company repaid approximately $63,000 on term loan A.

On September 28, 2007, BP repaid $90,000 on term loan A.

On September 28, 2007, Henry Company repaid $2,500 on its first lien loan.

On October 1, 2007, Innovative Brands repaid $37,500 on its term loan.

On October 2, 2007, Harmony Pharmacy borrowed $650,000 from its revolving credit facility.

On October 15, 2007, our board of directors declared a regular quarterly dividend of $0.12 per share, which was paid on October 31, 2007 to shareholders of record on October 24, 2007.

On October 17, 2007, all post-closing conditions from the acquisition of Baltic Motors and BM Auto were satisfied. Of the $3.0 million held in reserve, $1.1 million was not needed to satisfy the post-closing conditions and as a result will be added to the Company’s gain on this sale.

On October 18, 2007, the Valuation Committee determined to adjust the fair values of the following portfolio companies, as of October 31, 2007: BENI, Foliofn, SGDA, PreVisor, Tekers, Summit, Timberland, and Vitality. These adjustments resulted in an aggregate net increase of approximately $3.3 million.

On October 19, 2007, U.S. Gas borrowed approximately $141,000 from its revolving credit facility.

On October 24, 2007, Octagon repaid $150,000 on its revolving credit facility.

Since October 31, 2007, additional net borrowings on U.S. Gas’s revolving credit facility were approximately $1.5 million.

Since October 31, 2007, net repayments on the Octagon revolving credit facility were $650,000.

On November 6, 2007, the Company invested $750,000 in SGDA Europe BV in the form of common equity interest.

On November 14 and November 21, 2007, the Company made additional investments of approximately $200,000 and $17,000, respectively, in MVC Partners. In connection with these investments, MVC Partners has made an investment in MVC Acquisition Corp., a newly-formed blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. We have agreed to serve as the corporate sponsor of MVC Acquisition Corp. Michael Tokarz, our Chairman and Portfolio Manager and the Manager of TTG Advisers, and Peter Seidenberg, our Chief Financial Officer, who serves in a similar capacity for TTG Advisers, currently serve as Chairman of the Board and Chief Financial Officer, respectively, for MVC Acquisition Corp. In connection with our sponsorship of MVC Acquisition Corp., we have agreed to purchase, through MVC Partners, an aggregate of $5,000,000 of warrants from MVC Acquisition Corp. concurrent with the consummation of its initial public offering. In addition, we anticipate the execution of a letter agreement with MVC Acquisition Corp., providing MVC Acquisition Corp. with a right of first review with respect to target businesses with a fair market value in excess of $250 million.

On November 26, 2007, the Company made an additional investment in Harmony Pharmacy in the form of a $500,000 demand note.

On November 30, 2007, the Company invested an additional $40.0 million in Ohio Medical in the form of a $10.0 million senior subordinated note and $30.0 million in convertible preferred stock.

On December 13, 2007, the Company assigned the Ohio Medical $10.0 million senior subordinated note to AEA Investors LLC.

Dividends and Distributions

In accordance with the Company’s quarterly dividend program, we have declared and paid ten straight $0.12 quarterly dividends, most recently on October 31, 2007, as well as a $0.06 special dividend in December 2006.

As a RIC, the Company is required to distribute to its shareholders, in a timely manner, at least 90% of its investment company taxable and tax-exempt income each year. If the Company distributes, in a calendar year, at least 98% of its ordinary income for such calendar year and its capital gain net income for the 12-month period ending on October 31 of such calendar year (as well as any portion of the respective 2% balances not distributed in the previous year), it will not be subject to the 4% non-deductible federal excise tax on certain undistributed income of RICs.

Dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends and capital gain distributions are generally declared and paid quarterly according to the Company’s policy established on July 11, 2005. An additional distribution may be paid by the Company to avoid imposition of federal income tax on any remaining undistributed net investment income and capital gains. Distributions can be made payable by the Company either in the form of a cash distribution or a stock dividend. The amount and character of income and capital gain distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due primarily to differing treatments of income and gain on various investment securities held by the Company, timing differences and differing characterizations of distributions made by the Company. Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications and may affect the allocation between net operating income, net realized gain (loss) and paid in capital.

Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its consolidated financial statements:

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

Valuation of Portfolio Securities — Pursuant to the requirements of the 1940 Act, we value our portfolio securities at their current market values or, if market quotations are not readily available, at their estimates of fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with our Valuation Procedures adopted by the board of directors. As permitted by the SEC, the board of directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the board of directors’ supervision and pursuant to our Valuation Procedures. Our board of directors may also elect in the future to hire independent consultants to review the Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments.

Pursuant to our Valuation Procedures, the Valuation Committee (which is currently comprised of three Independent Directors) determines fair valuations of portfolio company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net unrealized gain (loss) on investments.” Currently, our NAV per share is calculated and published on a monthly basis. The fair values determined as of the most recent quarter end are reflected, in the next calculated NAV per share. (If the Valuation Committee determines to fair value an investment more frequently than quarterly, the most recently determined fair value would be reflected in the published NAV per share.)

The Company calculates our NAV per share by subtracting all liabilities from the total value of our portfolio securities and other assets and dividing the result by the total number of outstanding shares of our common stock on the date of valuation.

At October 31, 2006 and July 31, 2007, approximately 79.5% and 72.6%, respectively, of our total assets represented portfolio investments recorded at fair value (“Fair Value Investments”).

Initially, Fair Value Investments held by the Company are valued at cost (absent the existence of circumstances warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that a Fair Value Investment is held by the Company, its original cost may cease to represent an appropriate valuation, and other factors must be considered. No pre-determined formula can be applied to determine fair values. Rather, the Valuation Committee makes fair value assessments based upon the value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties, other than in a forced or liquidation sale. The liquidity event whereby the Company exits an investment is generally the sale, the merger, the recapitalization or, in some cases, the initial public offering of the portfolio company.

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparables when available, precedent exit transactions in the market when available, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.

The fair value of our portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities that do not have readily ascertainable market values, our estimate of fair value may significantly differ from the fair market value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs which might become payable on disposition of such investments.

The Company’s equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The Valuation Committee’s analysis of fair value may include various factors, such as multiples of EBITDA, cash flow(s), net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, or restructuring or related items.

The Valuation Committee may look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, or industry practices in determining fair value. The Valuation Committee may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. The determined fair values may be discounted to account for restrictions on resale and minority positions.

Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

For loans and debt securities, fair value generally approximates cost unless there is a reduced value or overall financial condition of the portfolio company or other factors indicate a lower fair value for the loan or debt security.

Generally, in arriving at a fair value for a debt security or a loan, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt and considers its underlying assets. With respect to a convertible debt security, the Valuation Committee also analyzes the excess of the value of the underlying security over the conversion price as if the security was converted when the conversion feature is “in the money” (appropriately discounted if restricted). If the security is not currently convertible, the use of an appropriate discount in valuing the underlying security is typically considered. If the value of the underlying security is less than the conversion price, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt.

When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.

Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination and/or closing fees associated with investments in portfolio companies are accreted into income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as income. Prepayment premiums are recorded on loans when received.

For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not accrue payment-in-kind interest/dividends if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may accrue payment-in-kind interest if the health of the portfolio company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.

Escrows from the sale of a portfolio company are generally valued at an amount which may be expected to be received from the buyer under the escrow’s various conditions discounted for both risk and time.

Investment Classification — As required by the 1940 Act, we classify our investments by level of control. As defined in the 1940 Act, “Control Investments” are investments in those companies that we are deemed to “Control.” “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of us, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under the 1940 Act, we are deemed to control a company in which we have invested if we own 25% or more of the voting securities of such company or have greater than 50% representation on its board. We are deemed to be an affiliate of a company in which we have invested if we own 5% or more and less than 25% of the voting securities of such company.

Investment Transactions and Related Operating Income — Investment transactions and related revenues and expenses are accounted for on the trade date (the date the order to buy or sell is executed). The cost of securities sold is determined on a first-in, first-out basis, unless otherwise specified. Dividend income and distributions on investment securities is recorded on the ex-dividend date. The tax characteristics of such distributions received from our portfolio companies will be determined by whether or not the distribution was made from the investment’s current taxable earnings and profits or accumulated taxable earnings and profits from prior years. Interest income, which includes accretion of discount and amortization of premium, if applicable, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Fee income includes fees for guarantees and services rendered by the Company or its wholly-owned subsidiary to portfolio companies and other third parties such as due diligence, structuring, transaction services, monitoring services, and investment advisory services. Guaranty fees are recognized as income over the related period of the guaranty. Due diligence, structuring, and transaction services fees are generally recognized as income when services are rendered or when the related transactions are completed. Monitoring and investment advisory services fees are generally recognized as income as the services are rendered. Any fee income determined to be loan origination fees, original issue discount, and market discount are capitalized and then amortized into income using the effective interest method. Upon the prepayment of a loan or debt security, any unamortized loan origination fees are recorded as income and any unamortized original issue discount or market discount is recorded as a realized gain. For investments with payment-in-kind (“PIK”) interest and dividends, we base income and dividend accrual on the valuation of the PIK notes or securities received from the borrower. If the portfolio company indicates a value of the PIK notes or securities that is not sufficient to cover the contractual interest or dividend, we will not accrue interest or dividend income on the notes or securities.

Cash Equivalents — For the purpose of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, the Company considers all money market and all highly liquid temporary cash investments purchased with an original maturity of less than three months to be cash equivalents.

Restricted Securities  — The Company will invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and a prompt sale at an acceptable price may be difficult.

Distributions to Shareholders — Distributions to shareholder are recorded on the ex-dividend date.

Income Taxes — It is the policy of the Company to meet the requirements for qualification as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Company is not subject to income tax to the extent that it distributes all of its investment company taxable income and net realized capital gains for its taxable year. The Company is also exempt from excise tax if it distributes at least 98% of its ordinary income and capital gains during each calendar year.

Our consolidated operating subsidiary, MVCFS, is subject to federal and state income tax. We use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Reclassifications — Certain amounts from prior years have had to be reclassified to conform to the current year presentation.

Recent Accounting Pronouncements — In June 2006, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Statement shall be effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2006. We will adopt this Interpretation during the first quarter of 2008 as required. The effect of adoption of FIN No. 48 is not expected to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. FASB Statement No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. FASB Statement No. 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FASB Statement No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. FASB Statement No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. FASB Statement No. 157 is not expected to have a material impact on our consolidated financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to the Company. For example, the Company has a code of ethics that generally prohibits, among others, any officer or director of the Company from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Company. As a business development company, the 1940 Act also imposes regulatory restrictions on the Company’s ability to engage in certain related party transactions. However, the Company is permitted to co-invest in certain portfolio companies with its affiliates to the extent consistent with applicable law or regulation and, if necessary, subject to specified conditions set forth in an exemptive order obtained from the SEC. During the past four fiscal years, no transactions were effected pursuant to the exemptive order. As a matter of policy, our board of directors has required that any related-party transaction (as defined in Item 404 of Regulation S-K) must be subject to the advance consideration and approval of the Independent Directors, in accordance with applicable procedures set forth in Section 57(f) of the 1940 Act.

The principal equity owner of TTG Advisers is Mr. Tokarz, our Chairman. Our senior officers and Mr. Holtsberg have other financial interests in TTG Advisers (i.e., based on TTG Advisers’ performance). In addition, our officers and the officers and employees of TTG Advisers may serve as officers, directors or principals of entities that operate in the same or related line of business as we do or of investment funds managed by TTG Advisers or our affiliates. However, TTG Advisers intends to allocate investment opportunities in a fair and equitable manner. Our board of directors has approved a specific policy in this regard which is set forth in our Form 10-K filed on January 10, 2007.

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of each fiscal year ended October 31 since the Company commenced operations, unless otherwise noted. The report of the Company’s current independent registered public accounting firm on the senior securities table as of October 31, 2006, is attached as an exhibit to the Registration Statement of which this prospectus is a part. The “— ” indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.

Total Amount
	Outstanding		Involuntary
	Exclusive of	Asset	Liquidating	Average
	Treasury	Coverage	Preference	Market Value
Class and Year	Securities(1)	per Unit(2)	per Unit(3)	per Unit(4)

Lines of Credit
2000	$—	$—	$—	N/A
2001	$—	$—	$—	N/A
2002	$—	$—	$—	N/A
2003	$—	$—	$—	N/A
2004	$10,025,000	$11,531.18	$—	N/A
2005	$—	$—	$—	N/A
2006	$100,000,000	$3,369.93	$—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.

(2)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)	Not applicable, as senior securities are not registered for public trading.

THE COMPANY

MVC Capital is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. MVC Capital provides equity and debt investment capital to fund growth, acquisitions and recapitalizations of small and middle-market companies in a variety of industries primarily located in the United States. Our investments can take the form of common and preferred stock and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. Our common stock is traded on the NYSE under the symbol “MVC.”

Although the Company has been in operation since 2000, the year 2003 marked a new beginning for the Company. In February 2003, shareholders elected an entirely new board of directors. The board of directors developed a new long-term strategy for the Company. In September 2003, upon the recommendation of the board of directors, shareholders voted to adopt a new investment objective for the Company of seeking to maximize total return from capital appreciation and/or income. The Company’s prior objective had been limited to seeking long-term capital appreciation from venture capital investments in the information technology industries. Consistent with our broader objective, we adopted a more flexible investment strategy of providing equity and debt financing to small and middle-market companies in a variety of industries. With the recommendation of the board of directors, shareholders also voted to appoint Michael Tokarz as Chairman and Portfolio Manager to lead the implementation of our new objective and strategy and to stabilize the existing portfolio. Prior to the arrival of Mr. Tokarz and his new management team in November 2003, the Company had experienced significant valuation declines from investments made by the former management team. After only three quarters of operations under the new management team, the Company posted a profitable third quarter for fiscal year 2004, reversing a trend of 12 consecutive quarters of net investment losses and earned a profit for the entire fiscal year. The Company has continued its growth. As of October 31, 2007, the Company’s net assets were approximately $369.1 million compared with net assets of approximately $363.5 million at July 31, 2007 and $237.0 million at October 31, 2006. This increase represents the 16th consecutive quarter of net asset growth for the Company. The Company’s net change in net assets resulting from operations for the fiscal year 2007 was approximately $65.7 million. This $65.7 million from operations represents an approximate 38.8% change over the net change in net assets from operations reported in fiscal year 2006. During the fiscal year 2007, the Company earned approximately $22.8 million in interest and dividend income and approximately $4.1 million in fee and other income, representing an increase of approximately $8.4 million or 45.6% in total income as compared to fiscal year 2006. The Company’s fiscal year 2007 net operating income was approximately $2.1 million and net realized and unrealized gains were $63.6 million. The preceding information relating to the 2007 fiscal year is based on our financial statements which have not yet been audited by our independent registered public accounting firm.

On September 7, 2006, the shareholders of the Company approved the Advisory Agreement (with over 92% of the votes cast on the agreement voting in its favor) that provided for the Company to be externally managed by TTG Advisers. The agreement took effect on November 1, 2006. TTG Advisers was organized to provide investment advisory and management services to the Company and other investment vehicles. TTG Advisers is a registered investment adviser that is controlled by Mr. Tokarz. All of the individuals (including the Company’s investment professionals) who had been previously employed by the Company as of the fiscal year ended October 31, 2006 became employed by TTG Advisers. The Company’s investment strategy and selection process has remained the same under the externalized management structure.

ABOUT MVC CAPITAL

The Company is managed by TTG Advisers, the Company’s investment adviser. The investment team of TTG Advisers is headed by Michael Tokarz, who has over 30 years of lending and investment experience. TTG Advisers has a dedicated originations and transaction development investment team with significant experience in private equity, leveraged finance, investment banking, distressed debt transactions and business operations. The members of the investment team have invested in and managed businesses during both recessionary and expansionary periods and through full interest rate cycles and financial market conditions. TTG Advisers has nine full-time investment professionals and three part-time investment professionals, the majority of whom were previously employed by the Company. TTG Advisers also uses the services of other investment professionals with whom it has developed long-

term relationships, on an as-needed basis. In addition, TTG Advisers employs three other full-time professionals and two part-time professionals who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As TTG Advisers grows, it expects to hire, train, supervise and manage new employees at various levels, many of which would be expected to provide services to the Company.

The fiscal year 2006 represented another positive year for the Company. The Company made 16 new investments and eight follow-on investments in the fiscal year 2006, which is an increase from six new investments and three follow-on investments in the fiscal year 2005 and seven new investments in the fiscal year 2004. The Company committed a total of $166.3 million of capital in the fiscal year 2006, compared to $53.8 million and $60.7 million in the fiscal year 2005 and 2004, respectively. The fiscal year 2006 new investments included: Turf, SOI, Henry Company, BM Auto, Storage Canada, Phoenix Coal, Harmony Pharmacy, Total Safety, PreVisor, Marine, BP, Velocitius, Summit, Octagon, BENI and Innovative Brands. The fiscal year 2006 follow-on investments included: Dakota Growers, Baltic Motors, SGDA, Amersham, Timberland, SP, Harmony Pharmacy and Velocitius.

During the nine month period ended July 31, 2007, the Company made eight new investments and 14 follow-on investments. The Company committed a total of approximately $100.7 million of capital to these investments. These investments included HuaMei, WBS, Levlad, MVC Partners, Total Safety, Genevac, Tekers, U.S. Gas, SGDA, Vitality, Turf, Harmony Pharmacy, Velocitius, BP, BENI and SP.

In addition, on July 24, 2007, the Company closed the sale of two of its portfolio companies, Baltic Motors and BM Auto, for a combined total enterprise value exceeding $120.0 million. The combined realized gain to the Company of $66.5 million represents a 108.2% IRR including fees earned throughout the life of both investments. The Company’s investment in Baltic Motors was one of the first commitments made under the Company’s current management team and signifies the first full maturation of a portfolio company over the investment life cycle.

We continue to perform due diligence and seek new investments that are consistent with our objective of maximizing total return from capital appreciation and/or income. We believe that we have extensive relationships with private equity firms, investment banks, business brokers, commercial banks, accounting firms, law firms, hedge funds, other investment firms, industry professionals and management teams of several companies, which can continue to provide us with investment opportunities.

We are currently working on an active pipeline of potential new investment opportunities. We expect that our equity and loan investments will generally range between $3 million and $25 million each, although we may occasionally invest smaller or greater amounts of capital depending upon the particular investment. While the Company does not adhere to a specific equity and debt asset allocation mix, no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses, determined as of the close of each quarter. Our portfolio company investments are typically illiquid and are made through privately negotiated transactions. We generally target companies with annual revenues of between $10.0 million and $150.0 million and annual EBITDA of between $3.0 million and $25.0 million. We generally seek to invest in companies with a history of strong, predictable, positive EBITDA (net income before net interest expense, income tax expense, depreciation and amortization).

Our portfolio company investments currently consist of common and preferred stock, other forms of equity interest and warrants or rights to acquire equity interests, senior and subordinated loans, and convertible securities. At October 31, 2007, the value of all investments in portfolio companies was approximately $379.2 million and our gross assets were approximately $470.5 million. The preceding information relating to the 2007 fiscal year is based on our financial statements which have not yet been audited by our independent registered public accounting firm.

We expect that our investments in senior loans and subordinated debt will generally have stated terms of three to ten years. However, there is no limit on the maturity or duration of any security in our portfolio. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s or lower than “BBB-” by

Standard & Poor’s). We may invest without limit in debt of any rating and debt that has not been rated by any nationally recognized statistical rating organization.

On July 16, 2004, the Company formed a wholly-owned subsidiary, MVCFS. MVCFS is incorporated in Delaware and its principal purpose is to provide advisory, administrative and other services to the Company and the Company’s portfolio companies. The Company does not hold MVCFS for investment purposes. The results of MVCFS are consolidated into the Company and all inter-company accounts have been eliminated in consolidation.

Our board of directors has the authority to change any of the strategies described in this prospectus without seeking the approval of our shareholders. However, the 1940 Act prohibits us from altering or changing our investment objective, strategies or policies such that we cease to be a business development company and prohibits us from voluntarily withdrawing our election to be regulated as a business development company, without the approval of the holders of a “majority”, as defined in the 1940 Act, of our outstanding voting securities.

Corporate History and Offices

The Company was organized on December 2, 1999. Prior to July 2004, our name was meVC Draper Fisher Jurvetson Fund I, Inc. On March 31, 2000, the Company raised $330.0 million in an initial public offering whereupon it commenced operations as a closed-end investment company. On December 4, 2002, the Company announced it had commenced doing business under the name MVC Capital. We are a Delaware corporation and a non-diversified closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. On July 16, 2004, the Company formed MVCFS.

All but one of the independent members of the current board of directors were first elected at the February 28, 2003 Annual Meeting of the shareholders, replacing the previous board of directors in its entirety. The new board of directors then worked on developing a new long-term strategy for the Company. Then, in September 2003, upon the recommendation of the board of directors, shareholders voted to adopt our new investment objective. With the recommendation of the board of directors, shareholders also voted to appoint Mr. Tokarz as Chairman and Portfolio Manager to lead the implementation of our new objective and strategy and to stabilize the existing portfolio. Mr. Tokarz and his team managed the Company under an internal structure through October 31, 2006. On September 7, 2006, the shareholders of the Company approved the Advisory Agreement (with over 92% of the votes cast on the agreement voting in its favor) that provided for the Company to be externally managed by TTG Advisers. The agreement took effect on November 1, 2006. TTG Advisers is a registered investment adviser that is controlled by Mr. Tokarz. All of the individuals (including the Company’s investment professionals) who had been previously employed by the Company as of the fiscal year ended October 31, 2006 became employed by TTG Advisers.

Our principal executive office is located at 287 Bowman Avenue, Purchase, New York 10577 and our telephone number is (914) 701-0310. Our website address is www.mvccapital.com.

Our Investment Strategy

On November 6, 2003, Mr. Tokarz assumed his position as Chairman and Portfolio Manager. We seek to implement our investment objective (i.e., to maximize total return from capital appreciation and/or income) through making a broad range of private investments in a variety of industries. The investments can include common and preferred stock, other forms of equity interests and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. During the nine month period ended July 31, 2007, we made eight new investments and 14 follow-on investments, committing a total of $100.7 million of capital to these investments.

Prior to the adoption of our current investment objective, the Company’s investment objective had been to achieve long-term capital appreciation from venture capital investments in information technology companies. The Company’s investments had thus previously focused on investments in equity and debt securities of information technology companies. As of July 31, 2007, 3.8% of the fair value of our assets consisted of Legacy Investments. We are, however, seeking to manage these Legacy Investments to try and realize maximum returns. We generally seek to capitalize on opportunities to realize cash returns on these investments when presented with a potential “liquidity event,” i.e., a sale, public offering, merger or other reorganization.

Our new portfolio investments are made pursuant to our new investment objective and strategy. We are concentrating our investment efforts on small and middle-market companies that, in our view, provide opportunities to maximize total return from capital appreciation and/or income. Under our investment approach, we have the authority to invest, without limit, in any one portfolio company, subject to any diversification limits that may be required in order for us to continue to qualify as a RIC under Subchapter M of the Code.

We participate in the private equity business generally by providing negotiated equity and/or long-term debt investment capital. Our financing is generally used to fund growth, buyouts, acquisitions, recapitalizations, note purchases, and/or bridge financings. We may or may not be a lead investor in such transactions and may also provide equity and debt financing to companies led by private equity firms. We generally invest in private companies, although, from time to time, we may invest in small public companies that may lack adequate access to public capital. We may also seek to achieve our investment objective by establishing a subsidiary or subsidiaries that would serve as a general partner or a managing member to a private investment vehicle(s). Additionally, we may also acquire a portfolio of existing private equity or debt investments held by financial institutions or other investment funds should such opportunities arise.

As of July 31, 2007, October 31, 2006 and October 31, 2005, the fair value of the invested portion (excluding cash and short-term securities) as a percentage of our net assets consisted of the following:

	Fair Value as a Percentage of Our Net Assets
	As of	As of	As of
	July 31,	October 31,	October 31,
Type of Investment	2007	2006	2005

Senior/Subordinated Loans and credit facilities	46.72%	55.98%	28.81%
Common Stock	18.07%	39.40%	23.10%
Warrants	0.30%	0.46%	0.89%
Preferred Stock	14.66%	13.79%	7.96%
Other Equity Investments	7.43%	6.77%	0.78%
Other Rights	0.00%	0.00%	0.00%

Substantially all amounts not invested in securities of portfolio companies are invested in short-term, highly liquid money market investments or held in cash in an interest bearing account. As of July 31, 2007, these investments were valued at approximately $112.8 million or 31.04% of net assets.

Our current portfolio includes investments in a wide variety of industries, including food and food service, energy, value-added distribution, industrial manufacturing, financial services and information technology.

Market.  We have developed and maintain relationships with intermediaries, including investment banks, financial services companies and private mezzanine and equity sponsors, through which we source investment opportunities. Through these relationships, we have been able to strengthen our position as an investor. For the transactions in which we may provide debt capital, an equity sponsor can provide a source of additional equity capital if a portfolio company requires additional financing. Private equity sponsors also assist us in confirming due diligence findings when assessing a new investment opportunity, and they may provide assistance and leadership to the portfolio company’s management throughout our investment period.

Investment Criteria.  Prospective investments are evaluated by TTG Advisers’ investment team based upon criteria that may be modified from time to time. The criteria currently being used by management in determining whether to make an investment in a prospective portfolio company include, but are not limited to, management’s view of:

•	Businesses with secure market niches and predictable profit margins;

•	The presence or availability of highly qualified management teams;

•	The line of products or services offered and their market potential;

•	The presence of a sustainable competitive advantage;

•	Favorable industry and competitive dynamics; and

•	Stable free cash flow of the business.

Due diligence includes a thorough review and analysis of the business plan and operations of a potential portfolio company. We generally perform financial and operational due diligence, study the industry and competitive landscape, and meet with current and former employees, customers, suppliers and/or competitors. In addition, as applicable, we engage attorneys, independent accountants and other consultants to assist with legal, environmental, tax, accounting and marketing due diligence.

Investment Sourcing.  Mr. Tokarz and the other investment professionals have established an extensive network of investment referral relationships. Our network of relationships with investors, lenders and intermediaries includes:

•	private mezzanine and equity investors;

•	investment banks;

•	business brokers;

•	merger and acquisition advisors;

•	financial services companies; and

•	banks, law firms and accountants.

Allocation of Investment Opportunities.  In allocating investment opportunities, TTG Advisers adheres to the following policy, which was approved by the board of directors on October 31, 2006: (1) absent the consent of the board of directors, TTG Advisers will allocate to the Company all investment opportunities in (i) mezzanine and debt securities or (ii) equity or other “non-debt” investments that are (a) expected to be equal to or less than the lesser of 10% of the Company’s net assets or $25 million; and (b) issued by U.S. companies with less than $150 million in revenues (“Targeted Investments”); (2) notwithstanding Item 1 any private fund managed or co-managed by TTG Advisers and a person or entity not affiliated with TTG Advisers or MVC Partners, a subsidiary of the Company, is permitted to make an investment, without regard to the Company, if such investment is sourced by a person or entity not affiliated with TTG Advisers and MVC Partners; and (3) notwithstanding Item 1, TTG Advisers shall not have an obligation to seek the consent of the board of directors nor be required to allocate to the Company any equity investment where the investor would hold a majority of the outstanding “voting securities” (as defined by the 1940 Act) of the relevant company, provided that such investment is allocated, in its entirety, to MVC Partners. In connection with our investment in MVC Acquisition Corp., through our wholly-owned portfolio company, MVC Partners LLC, we anticipate the execution of a letter agreement with MVC Acquisition Corp., which would provide MVC Acquisition Corp. with a right of first review with respect to target businesses with a fair market value in excess of $250 million that we become aware of through TTG Advisers. As a result, certain investment opportunities that might otherwise be made available to us would first be submitted for review by MVC Acquisition Corp., and we may therefore be unable to make an investment that may otherwise be attractive to us.

Co-Investments.  The Company is permitted to co-invest in certain portfolio companies with its affiliates, subject to specified conditions set forth in an exemptive order obtained from the SEC dated July 11, 2000. Under the terms of the exemptive order, portfolio companies purchased by the Company and its affiliates are required to be approved by the Independent Directors and are required to satisfy certain other conditions established by the SEC.

Investment Structure.  Portfolio company investments typically will be negotiated directly with the prospective portfolio company or its affiliates. The investment professionals will structure the terms of a proposed investment, including the purchase price, the type of security to be purchased or financing to be provided and the future involvement of the Company and affiliates in the portfolio company’s business (including potential representation on its board of directors). TTG Advisers will seek to structure the terms of the investment as to provide for the capital needs of the portfolio company and at the same time seek to maximize the Company’s total return.

Once we have determined that a prospective portfolio company is suitable for investment, we work with the management and, in certain cases, other capital providers, such as senior, junior and/or equity capital providers, to structure an investment. We negotiate on how our investment is expected to relate relative to the other capital in the portfolio company’s capital structure.

We make preferred and common equity investments in companies as a part of our investing activities, particularly when we see an opportunity to profit from the growth of a company and the potential to enhance our returns. At times, we may invest in companies that are undergoing a restructuring but have several of the above attributes and a management team that we believe has the potential to achieve a successful turnaround. Preferred equity investments may be structured with a dividend yield, which may provide us with a current return, if earned and received by the Company.

Our senior, subordinated and mezzanine debt investments are tailored to the facts and circumstances of the deal. The specific structure is negotiated over a period of several weeks and is designed to seek to protect our rights and manage our risk in the transaction. We may structure the debt instrument to require restrictive affirmative and negative covenants, default penalties, lien protection, equity calls, take control provisions and board observation. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade quality (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s, commonly referred to as “junk bonds”).

Our mezzanine debt investments are typically structured as subordinated loans (with or without warrants) that carry a fixed rate of interest. The loans may have interest-only payments in the early years and payments of both principal and interest in the later years, with maturities of three to ten years, although debt maturities and principal amortization schedules vary.

Our mezzanine debt investments may include equity features, such as warrants or options to buy a minority interest in a portfolio company. Any warrants or other rights we receive with our debt securities generally require only a nominal cost to exercise, and thus, as the portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide minority rights provisions and event-driven puts. We may seek to achieve additional investment return from the appreciation and sale of our warrants.

Under certain circumstances, we may acquire more than 50% of the common stock of a company in a control buyout transaction. In addition to our common equity investment, we may also provide additional capital to the controlled portfolio company in the form of senior loans, subordinated debt or preferred stock.

We fund new investments using cash, the reinvestment of accrued interest and dividends in debt and equity securities, or the current reinvestment of interest and dividend income through the receipt of a debt or equity security (payment-in-kind income). From time to time, we may also opt to reinvest accrued interest receivable in a new debt or equity security, in lieu of receiving such interest in cash and funding a subsequent investment. We may also acquire investments through the issuance of common or preferred stock, debt, or warrants representing rights to purchase shares of our common or preferred stock. The issuance of our stock as consideration may provide us with the benefit of raising equity without having to access the public capital markets in an underwritten offering, including the added benefit of the elimination of any commissions payable to underwriters.

Providing Management Assistance.  As a business development company, we are required to make significant managerial assistance available to the companies in our investment portfolio. In addition to the interest and dividends received from our investments, we often generate additional fee income for the structuring, diligence, transaction, administration, and management services and financial guarantees we provide to our portfolio companies through the Company or our wholly-owned subsidiary MVCFS. In some cases, officers, directors and employees of the Company may serve as members of the board of directors of portfolio companies or fill officer roles within portfolio companies. The Company may provide guidance and management assistance to portfolio companies with respect to such matters as budgets, profit goals, business and financing strategies, management additions or replacements and plans for liquidity events for portfolio company investors such as a merger or initial public offering. MVCFS may also generate additional fee income for providing administrative and other management services to other entities, including private equity firms or other business development companies (as it currently does for Brantley Capital Corporation).

Portfolio Company Monitoring.  We monitor our portfolio companies closely to determine whether or not they continue to be attractive candidates for further investment. Specifically, we monitor their ongoing performance and operations and provide guidance and assistance where appropriate. We would decline additional investments in portfolio companies that, in TTG Advisers’ view, do not continue to show promise. However, we may make follow on investments in portfolio companies that we believe may perform well in the future.

TTG Advisers follows established procedures for monitoring the Company’s equity and loan investments. The investment professionals have developed a multi-dimensional flexible rating system for all of the Company’s portfolio investments. The rating grids are updated regularly and reviewed by the Portfolio Manager, together with the investment team. Additionally, the Valuation Committee meets at least quarterly, to review a written valuation memorandum for each portfolio company and to discuss business updates. Furthermore, the Company’s Chief Compliance Officer administers the Company’s compliance policies and procedures, specifically as they relate to the Company’s investments in portfolio companies.

We exit our investments generally when a liquidity event takes place, such as the sale, recapitalization or initial public offering of a portfolio company. Our equity holdings, including shares underlying warrants, after the exercise of such warrants, typically include registration rights which would allow us to sell the securities if the portfolio company completes a public offering.

Investment Approval Procedures.  Generally, prior to approving any new investment, we follow the process outlined below. We usually conduct one to four months of due diligence and structuring before an investment is considered for approval. However, depending on the type of investment being contemplated, this process may be longer or shorter.

The typical key steps in our investment approval process are:

•	Initial investment screening by deal person or investment team;

•	Investment professionals present an investment proposal containing key terms and understandings (verbal and written) to the entire investment team;

•	Our Chief Compliance Officer reviews the proposed investment for compliance with the 1940 Act, the Code and all other relevant rules and regulations;

•	Investment professionals are provided with authorization to commence due diligence;

•	Any investment professional can call a meeting, as deemed necessary, to: (i) review the due diligence reports; (ii) review the investment structure and terms; or (iii) to obtain any other information deemed relevant;

•	Once all due diligence is completed, the proposed investment is rated using a rating system which tests several factors including, but not limited to, cash flow, EBITDA growth, management and business stability. We use this rating system as the base line for tracking the investment in the future;

•	Our Chief Compliance Officer confirms that the proposed investment will not cause us to violate the 1940 Act, the Code or any other applicable rule or regulation;

•	Mr. Tokarz approves the transaction; and

•	The investment is funded.

The Investment Team

Mr. Tokarz is responsible for the day-to-day management of the Company’s portfolio. Mr. Tokarz draws upon the experience of the nine full-time investment professionals and three part-time investment professionals of TTG Advisers, a majority of whom were previously employed by the Company. TTG Advisers also uses the services of other investment professionals, with whom it has developed long-term relationships, on an as-needed basis. TTG

Advisers looks to benefit from the combined resources and investment experience of all of its investment professionals. In addition, TTG Advisers employs three other full-time professionals and two part-time professionals who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As the Company grows, TTG Advisers expects to hire, train, supervise and manage new employees at various levels, many of which would be expected to provide services to the Company. The following information contains biographical information for key personnel of TTG Advisers (including their titles with TTG Advisers).

Michael Tokarz, Manager.  Mr. Tokarz is a senior investment professional with over 30 years of lending and investment experience. Mr. Tokarz serves as Manager of TTG Advisers and as Chairman and Portfolio Manager of the Company. Prior to assuming his position as Chairman and Portfolio Manager of the Company, and prior to founding The Tokarz Group (in 2002), a private merchant bank of which he is Chairman, Mr. Tokarz was a General Partner with Kohlberg Kravis Roberts & Co. (“KKR”), one of the world’s most experienced private equity firms. During his 17-year tenure at KKR, he participated in diverse leveraged buyouts, financings, restructurings and dispositions. Mr. Tokarz currently serves on numerous corporate boards including MVC Acquisition Corp., Walter Industries, Inc., Stonewater Control Systems, Lomonsov, Athleta, Inc. and Apertio Ltd. In addition, Mr. Tokarz is on the Board of Managers of Illinois Ventures, a University of Illinois focused venture capital seed fund and high technology incubator, and is Chairman of a related private equity follow on investment fund. Mr. Tokarz also serves on the Board of the University of Illinois Foundation and its Investment and Executive Committees, as well as Chairman of the Budget and Finance Committees. Prior to his tenure at KKR, Mr. Tokarz was a commercial banker at Continental Illinois where he was renowned for innovation and buyout financings. Mr. Tokarz rose to run the East Coast operation of Continental Illinois from New York. He is also active on the Endowment Committee and Board of Directors of the National Wildlife Federation. He received his undergraduate degree with High Distinction in Economics and MBA in Finance from the University of Illinois and is a Certified Public Accountant.

Warren Holtsberg, Co-Head of Portfolio Management.  Mr. Holtsberg serves as Co-Head of Portfolio Management at TTG Advisers and is a member of the Board of Directors of the Company. Mr. Holtsberg, who joined TTG Advisers in 2007, sources and executes new investments and helps manage the Company’s global portfolio of private equity, venture, and small and mid cap debt and equity investments across a broad range of industries including technology, consumer/retail, energy and finance. He also heads the Chicago Office of TTG Advisers. Previously, Mr. Holtsberg founded Motorola Ventures, the venture capital investment arm for Motorola, Inc. (NYSE:MOT) where he led the worldwide fund for eight years. Before Motorola, Mr. Holtsberg spent two decades with the U.S. Government where he held a number of senior executive positions in the Aviation, Defense and Intelligence communities. Mr. Holtsberg is also a member of the Board of Directors of the Illinois Venture Capital Association, the Chicagoland Entrepreneurship Center, and Illinois Ventures, the venture investment arm for the University of Illinois. Mr. Holtsberg is a graduate of the University of Illinois and the Kellogg Management Institute at Northwestern University J.L. Kellogg Graduate School of Management.

Bruce Shewmaker, Managing Director.  Mr. Shewmaker serves as Managing Director of both TTG Advisers and the Company. Mr. Shewmaker is a senior investment professional with over 30 years of private equity and investment banking experience. Prior to becoming a Managing Director of the Company in November 2003, Mr. Shewmaker served as a member of the board of the Company from March 2003 to March 2004. Mr. Shewmaker was a co-founder of Merrill Lynch Venture Capital Inc. where he initiated several private equity investment partnerships, including three business development companies. During his ten year career at Merrill Lynch, he participated in sourcing, negotiating and monitoring over 40 private equity transactions including leveraged buyouts and venture capital investments, of which seven companies completed initial public offerings. More recently, Mr. Shewmaker served as President and CEO of The US Russia Investment Fund, with committed capital of $440 million, where he managed a staff of 60 people, including eight private equity professionals, in seven offices across the Russian Federation. As a Managing Director of E*OFFERING Corp., he helped this investment banking firm participate in underwriting more than 50 initial public offerings of domestic companies and was responsible for organizing a global investment banking network. While Mr. Shewmaker has spent the majority of his career with registered investment companies or investment management divisions of NYSE listed firms (e.g., divisions of The Chase Manhattan Bank and Time Inc.), in the late 1990’s Mr. Shewmaker co-founded Crossbow Ventures, a regionally focused private equity partnership located in Florida. He earned his undergraduate degree in Finance from The Ohio State University and has passed the Series 7 and 63 NASD qualifying examinations.

Amy Francetic, Investment Professional.  Ms. Francetic joined the Chicago office of TTG Advisers in 2007, where she sources, executes, and manages investments for the firm. She brings over 17 years of operational and executive management experience from the high technology sector with specialties in wireless, consumer, and security technologies. Immediately prior to joining TTG Advisers, Ms. Francetic led the commercialization of R&D for Stanford Research Institute and produced the prestigious wireless product launch event, DEMOmobile, for IDG Publishing. Ms. Francetic recently served on the Board of Directors of Glu Mobile (NASDAQ:GLUU), a wireless games publishing company. She was Co-Founder and CEO of Zowie Intertainment (“Zowie”), a high-tech toy company funded by Vulcan Ventures, and she successfully sold Zowie to Lego Systems in 2000. In addition, Ms. Francetic produced consumer software products for Hasbro Interactive and Electronic Arts. Ms. Francetic was recognized as one of the “Top 100 Young Innovators in Technology” by MIT’s Technology Review in 1999 for her work in the fields of video games and high-tech toys. She holds a Bachelors of Arts in Psychology and Political Science from Stanford University.

David Hadani, Investment Professional.  Mr. Hadani joined MVC Capital in April of 2005. He previously served as the CEO of Nebraska Heavy Industries (“NHI”), a firm he co-founded. Mr. Hadani has more than 15 years of operational and investment experience including senior operational and general management positions at Philips Electronics and at AlliedSignal, where he held various roles in operations, mergers and acquisitions and finance. He also worked for four years in commercial banking and has international business experience in Asia and Eastern Europe. Mr. Hadani received his bachelors degree from Washington University and his MBA from Duke University.

Mark Kaltenbacher, Investment Professional.  Mr. Kaltenbacher has ten years of experience working with SMEs around the world both as an Investor and Operations Manager. Prior to joining TTG Advisers, Mr. Kaltenbacher was a Managing Partner at HKK Private Equity Partners in Vienna, where he sourced, conducted due diligence, negotiated terms and closed various private equity deals in the automotive, specialty chemicals, building materials, transportation, food and beverage, media and manufacturing industries. He served as interim CEO of a turn-around Slovakian automotive component manufacturer, ultimately successfully selling the business to a strategic investor. Mr. Kaltenbacher held previous positions at Merrill Lynch as an Equity Analyst and at Seton Company. He received his MBA from Columbia Business School after receiving his Bachelors of Arts in Economics from the University of California, Santa Cruz. Mr. Kaltenbacher has also taken course work in Managerial Accounting & Finance from The London School of Economics. Mr. Kaltenbacher is responsible for sourcing and evaluating potential investments in Europe for new deals and for bolt-on acquisition opportunities to existing portfolio companies for the Company.

Shivani Khurana, Investment Professional.  Ms. Khurana joined MVC Capital in March 2004 and serves as a Vice President of MVCFS with responsibilities for sourcing, executing and monitoring of investments. Before joining MVC Capital, Ms. Khurana worked at Cadigan Investment Partners, a middle-market leveraged buyout firm where she was involved in originating, structuring, financing and negotiating leveraged and management buyout, and recapitalization transactions. Previously, Ms. Khurana worked in the leveraged finance group of Wachovia Securities where she specialized in restructuring advisory, distressed debt investing and turnaround financing, and the investment banking group of Merrill Lynch. Ms. Khurana’s prior experience also includes independently managing $20 million in diversified U.S. and European equities at Al-Ahlia Investment Company. Ms. Khurana received a Bachelor of Commerce with Accounting honors from Panjab University, India; an MBA in Finance from University of Sheffield, UK; and an M.S. in Finance from the University of Rochester, New York.

Forrest Mertens, Investment Professional.  Mr. Mertens joined MVC Capital in January of 2003 and is responsible for the sourcing, executing and monitoring of investments. He also serves as TTG Advisers’ Technology Officer. Before joining MVC Capital, Mr. Mertens worked at Next Level Communications, a telecommunications solutions provider, where he managed the firm’s Enclosures and Backplanes product line, which generated approximately $20 million in annual revenue. Previously, Mr. Mertens worked as a Research Analyst for Beacon Investment Management, an asset management firm in Boston, MA. Mr. Mertens earned a Bachelors of Science in Business Administration from Boston University School of Management where he graduated summa cum laude and is currently attending The Kellogg School of Management at Northwestern University.

Puneet Sanan, Investment Professional.  Mr. Sanan joined MVC Capital in March 2004 and serves as a Vice President of MVCFS with responsibilities for sourcing, executing and monitoring of investments. Before joining MVC Capital, Mr. Sanan worked at Cadigan Investment Partners, a leveraged buyout firm and was involved in originating, developing, analyzing, structuring, financing and negotiating leveraged and management buyouts, recapitalizations and growth capital financing for middle-market companies. Previously, Mr. Sanan was a Vice President and managed the Investment Banking Division of Fano Securities where he received international recognition for his financial advisory work in alternative energy technology. Prior to joining Fano, Mr. Sanan was an Associate Director at UBS Warburg’s Leveraged Finance/ Financial Sponsors group where he advised leading private equity firms on leveraged buyouts, mergers and acquisitions and private equity investments. Mr. Sanan has held various corporate finance and industry positions at PaineWebber, Legg Mason, Royal Dutch/ Shell Group and Gist Brocades (now DSM N.V.). Mr. Sanan received a Bachelors of Engineering (Honors) in Chemical Engineering from Panjab University, India and an MBA in Finance from The University of Texas at Austin.

Christopher Sullivan, Investment Professional.  Mr. Sullivan first joined MVC Capital in June 2004 as an Associate on a part-time basis and then permanently joined the Company in June of 2005. Mr. Sullivan is responsible for the sourcing, executing and monitoring of investments. Prior to joining MVC Capital, Mr. Sullivan worked as an Associate for Credit Suisse First Boston, in Equity Capital Markets, where he worked with numerous issuers and financial sponsors. Before working at Credit Suisse First Boston, Mr. Sullivan worked as an Analyst in Equity Capital Markets for CIBC World Markets. Mr. Sullivan received his MBA, with a concentration in Finance, from the Carroll School of Management at Boston College in May of 2005. Mr. Sullivan holds a BA in History from Dartmouth College.

Portfolio Support and Operations Management

Scott Schuenke, CPA, Chief Compliance Officer.  Mr. Schuenke joined MVC Capital in June 2004 and holds various positions with the Company. Mr. Schuenke serves as the Company’s Corporate Controller a role in which he is responsible for overseeing the financial operations of the Company and its wholly-owned subsidiaries, providing financial expertise and monitoring to various portfolio companies and assisting investment professionals in deal sourcing, due-diligence, modeling and closing activities. As of October 4, 2004, he serves as the Company’s Chief Compliance Officer. In this role, Mr. Schuenke is responsible for administering the Company’s compliance program, as required by Rule 38a-1 under the 1940 Act. Before Mr. Schuenke joined MVC Capital, he was a compliance officer with U.S. Bancorp Fund Services, LLC, where he was responsible for financial reporting and compliance oversight of more than fifteen open and closed-end registered investment companies. Previously, Mr. Schuenke worked in the audit and assurance services area with PricewaterhouseCoopers, LLP (“PWC”). While with PWC, he performed audit and review services for financial services clients including several large mutual fund complexes. Mr. Schuenke received his Bachelors of Business Administration from the University of Wisconsin-Milwaukee. Mr. Schuenke also holds his Masters of Professional Accountancy from the University of Wisconsin-Whitewater. Mr. Schuenke is a Certified Public Accountant licensed in the State of Wisconsin.

Peter Seidenberg, Chief Financial Officer.  Mr. Seidenberg currently serves as Chief Financial Officer of the Company and TTG Advisers, where he provides financial expertise and monitoring to various portfolio companies, in addition to deal sourcing, due-diligence, modeling and closing activities. Mr. Seidenberg also serves as Chief Financial Officer of MVC Acquisition Corp. In October 2005, Mr. Seidenberg became the Chief Financial Officer of the Company. Prior to joining MVC Capital in April 2005, Mr. Seidenberg served as a Principal of NHI, where he worked on various engagements, including serving as CFO of Commerce One, Inc. Mr. Seidenberg has over 10 years of experience in corporate finance, operations and general management. Prior to his tenure at NHI, Mr. Seidenberg served as the Director of Finance and Business Development and as Corporate Controller for Plumtree Software, Inc. where he was responsible for driving strategic initiatives and managing the finance and accounting staff. Mr. Seidenberg has also worked at AlliedSignal and several small manufacturing companies, where he held roles in finance and operations. Mr. Seidenberg received his bachelors degree and MBA from Cornell University.

Jaclyn Shapiro, Vice-President and Secretary.  Ms. Shapiro currently serves as Vice President and Secretary of the Company and as Vice President and Secretary of TTG Advisers. Ms. Shapiro joined MVC Capital in June of 2002 and is responsible for board and shareholder matters and as the Head of Portfolio Development & Fund Administration, responsible for monitoring the Company’s legacy portfolio and directing the Company’s operations. Prior to joining MVC Capital, Ms. Shapiro was an Associate and Business Manager with Draper Fisher Jurvetson meVC Management Co. LLC, the former sub-advisor of the Company. Before joining the Company’s former sub-advisor, Ms. Shapiro was an Associate at The Bank Companies (acquired by Newmark & Co. Real Estate), where she was responsible for analyzing the various real estate trends in the Washington, DC greater metropolitan area. Previously, Ms. Shapiro worked as a Research Analyst to a Senior Portfolio Manager at Gruntal & Co. and began her business career as a Marketing Consultant at Archstone-Smith formerly known as Charles E. Smith & Co. Ms. Shapiro received her Bachelors of Business Administration degrees in Entrepreneurship and Small Business Management from the George Washington University in Washington, DC.

Other Accounts Managed

Mr. Tokarz, our Portfolio Manager, is not primarily responsible for the day-to-day management of the portfolio of any other pooled account, apart from the Company.

Compensation of the Portfolio Manager

Mr. Tokarz does not receive compensation from TTG Advisers in the form of salary, bonus, deferred compensation or pension and retirement plans. However, as the sole controlling equity owner of TTG Advisers, he has a significant equity interest in the profits generated by TTG Advisers from its management of the Company.

Company Ownership

Mr. Tokarz owns, as of the date of this prospectus, over $1,000,000 worth of our common shares. Mr. Tokarz purchased each share on his own behalf. The Company did not grant any shares to him or any other member of the team.

Portfolio Diversity

Our portfolio is not currently concentrated and we currently do not have a policy with respect to “concentrating” (i.e., investing 25% or more of our total assets) in any industry or group of industries and currently our portfolio is not concentrated. We may or may not concentrate in any industry or group of industries in the future.

PORTFOLIO COMPANIES

The following is a listing of our portfolio companies in which we had an investment at July 31, 2007. The portfolio companies are presented in three categories — companies more than 25% owned which represent portfolio companies where we directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, are deemed controlled by us under the 1940 Act; companies owned 5% to 25% which represent portfolio companies where we directly or indirectly own 5% to 25% of the outstanding voting securities of such portfolio company and, therefore, are deemed to be an affiliated person under the 1940 Act; and companies less than 5% owned which represent portfolio companies where we directly or indirectly own less than 5% of the outstanding voting securities of such portfolio company.

We make available significant managerial assistance to our portfolio companies. We generally receive rights to observe the meetings of our portfolio companies’ board of directors, and may have one or more voting seats on their boards.

For further information relating to the amount and nature of our investments in portfolio companies, see our Consolidated Schedule of Investments for each of July 31, 2007 (unaudited) and October 31, 2006, on pages F-3 to F-5 and F-6 to F-8, respectively.

			Percentage
	Nature of its	Title of Securities	of Class
Name and Address of Portfolio Company	Principal Business	Held by the Company	Held(1)

Companies More Than 25% Owned
Auto Motol Beni Plzenska 130 Prague Praha 5 150 00 Czech Republic	Automotive Dealership	Common Stock Bridge Loan, 12/31/2007	100% N/A
Harmony Pharmacy & Health Center, Inc. 287 Bowman Avenue 2nd Floor Purchase, NY 10577	Healthcare — Retail	Common Stock Revolving Credit Facility, 12/01/09	33.3%
MVC Partners, LLC 287 Bowman Avenue 2nd Floor Purchase, New York 10577	Private Equity Firm	LLC Interest	100%
Ohio Medical Corporation 1111 Lakeside Drive Gurnee, Ill 60606	Medical Device Manufacturer	Common Stock Convertible Unsecured Subordinated Promissory Note, 07/30/2008	56.26% N/A
SIA Tekers Invest Atlantijas Street Riga City Latvia	Port Facilities	Common Stock	100%
SGDA Sanierungsgesellschaft Fur Deponien und Altlasten 98544 Zella — Mehlis, Bahnhofsstrabe 66	Soil Remediation	Term Loan, 08/25/2009 Common Equity Preferred Equity	N/A 70% 100%
Summit Research Labs, Inc. 15 Big Pond Road Huguenot, NY 12746	Specialty Chemicals	Second Lien Loan 14.0000%, 08/15/2012 Preferred Stock (800 shares)	N/A 80%

Percentage
	Nature of its	Title of Securities	of Class
Name and Address of Portfolio Company	Principal Business	Held by the Company	Held(1)

Timberland Machines & Irrigation, Inc.(3) One Niblick Road PO Box 1190 Enfield, CT 06083	Distributor — Landscaping And Irrigation Equipment	Senior Subordinated Debt, 08/04/2009 Junior Revolving Line Of Credit, 7/7/2009 Common Stock Warrants	N/A N/A 45% 100%
Turf Products, LLC 157 Moody Road, PO Box 1200 Enfield, CT 06083	Distributor — Landscaping And Irrigation Equipment	Senior Subordinated Debt, 11/30/2010 Junior Revolving Line Of Credit 5/1/2008 LLC Interest Warrants	N/A N/A 45% 100%
U.S. Gas & Electric 290 NW 165th Street PH 5 N. Miami Beach, FL 33169	Energy Services	Second Lien Loan, 07/26/2012 Second Credit Facility, 07/25/2010 Junior Credit Facility, 07/25/2010 Convertible Preferred Stock B Convertible Preferred Stock C Convertible Preferred Stock F	N/A N/A N/A 60% 15.2% 2.9%
Velocitius B.V. Telestone 8 — Teleport Naritaweg 165 P.O. Box 7241 1007 JE, Amsterdam	Renewable Energy	Revolving Credit Facility 1, 10/31/2009 Revolving Credit Facility II, 04/30/2010 Common Equity	N/A N/A 100%
Vendio Services, Inc.(3) 2800 Campus Drive, Suite 150 San Mateo, CA 94403	Online Auction Enabler	Common Stock Preferred Stock	0.4% 37.8%
Vestal Manufacturing Enterprises(3) 176 Industrial Park Road Sweetwater, TN 37874	Iron Foundries	Senior Subordinated Debt, 04/29/2011 Common Stock	N/A 90%
WBS Carbons Acquisitions Corp. 46 Tower Drive Middletown, NY 10941	Specialty Chemicals	Bridge Loan, 11/22/2011 Common Stock	N/A 80%
Companies 5% to 25% Owned
Dakota Growers Pasta Company, Inc.(3) One Pasta Avenue Carrington, ND 58421	Manufacturer of Packaged Foods	Common Stock Convertible Preferred Stock	9.97% 100%
Endymion Systems, Inc 80 Swan Way, #250 Oakland, CA 94621	Software Applications	Preferred Stock	23.12%
Genevac U.S. Holdings, Inc. 707 Executive Boulevard, Suite D Valley Cottage, NY 10989	Laboratory Research Equipment	Senior Subordinated Debt, 01/03/2008 Common Stock A Commons Stock B	N/A 9.9% 100%
HuaMei Capital Company, Inc. 71 S. Wacker Drive Suite 2760 Chicago, IL 60606	Financial Services	Common Stock	20%

Percentage
	Nature of its	Title of Securities	of Class
Name and Address of Portfolio Company	Principal Business	Held by the Company	Held(1)

Impact Confections, Inc.(3) 888 Garden of the Gods Road, # 200 Colorado Springs, CO 80907	Confections, Manufacturing and Distribution	Senior Subordinated Debt, 07/30/2009 Senior Subordinated Debt, 07/29/2008 Common Stock A Common Stock B	N/A N/A 9.96% 100%
Marine Exhibition Corporation 4400 Rickenbacker Causeway Miami, FL 33149-1095	Theme Park	Senior Subordinated Debt, 06/30/2013 Convertible Preferred Stock Revolving Line of Credit Facility I, 6/30/2013	N/A 100% N/A
Octagon Credit Investors, LLC(2) 52 Vanderbilt Avenue, 18th Floor New York, NY 10017	Financial Services	Term Loan 12/31/2011 Revolving Line of Credit, 12/31/2011 LLC Interest	N/A N/A 6.24%
PreVisor, Inc. 1805 Old Alabama Road, Suite 150 Roswell, GA 30076	Human Capital Management	Common Stock	8.87%
Vitality Foodservice Holding Corp.(3) 400 North Tampa St., Suite 2000 Tampa, FL 33602	Non-Alcoholic Beverages	Common Stock Preferred Stock Warrants	11.28% 100.00% 39.00%
Companies Less Than 5% Owned
Actelis Networks, Inc 6150 Stevenson Blvd. Fremont, CA 94538	Telecommunications	Preferred Stock	10.81%
Amersham Corporation 1797 Boxelder Street Louisville, CO 80027	Manufacturer of Precision — Machined Components	Second Lien Seller Note, 06/29/2010 Second Lien Seller Note, 06/30/2013	N/A N/A
BP Clothing, LLC 8700 Rex Road Pico Rivera, CA 90660	Apparel	Second Lien Loan, 07/18/2012 Term Loan A, 07/18/2011 Term Loan B, 7/18/2011	N/A N/A N/A
DPHI, Inc 1900 Pike Road Suite F Longmont, CO 80501	Digital Media	Preferred Stock	20.12%
Foliofn, Inc.(3) 8000 Towers Crescent Drive Suite 1500 Vienna, VA 22182	Financial Services Technology	Preferred Stock	49.36%
Henry Company 2911 Slauson Avenue Huntington Park, CA 90255	Building Products/ Specialty Chemicals	Term Loan A 4/6/2011 Term Loan B 4/6/2011	N/A N/A
Innovative Brands 4729 East Union Hills Drive Suite 103 Phoenix, AZ 85050	Consumer Products	Term Loan, 9/25/2011	N/A
JDC Lighting, LLC 45 West 36th Street, 5th Floor New York, NY 10018	Electrical Distribution	Senior Subordinated Debt, 1/31/2009	N/A

			Percentage
	Nature of its	Title of Securities	of Class
Name and Address of Portfolio Company	Principal Business	Held by the Company	Held(1)

Lockorder Limited Unit 3A Wycombe 3 Boundary Road Loudwater Bucks HP109PN (UK)	Enterprise Security Software	Common Stock	2.90%
MainStream Data, Inc 375 Chipeta Way, Suite B Salt Lake City, UT 84108	Satellite & Broadcast Communications	Common Stock	2.83%
Phoenix Coal Corporation 1215 Nebo Road Ste A Madisonville, KY 42431	Coal Processing and Production	Second Lien Note, 6/8/2011 Common Stock	N/A 4.2%
SafeStone Technologies PLC Unit 3A Wycombe 3 Boundary Road Loudwater Bucks HP10 9PN (UK)	Enterprise Security Software	Common Stock	2.90%
Sonexis, Inc 400 Network Center Drive, Suite 210 Tewksbury, MA 01876	Web Conferencing	Common Stock	13.16%
SP Industries, Inc 935 Mearns Road Warminster, PA 18974	Laboratory Research Equipment	Term Loan B, 3/31/2011 Subordinated Debt, 03/31/2012	N/A N/A
Storage Canada LLC 101 N 38th Avenue Omaha, NE 68131	Self Storage	Term Loan, 1/19/2014	N/A
Total Safety U.S., Inc. 11111 Wilcrest Green Drive Suite 300 Houston, TX 77042	Engineering Services	First Lien Seller Note, 12/08/2012 Second Lien Seller Note, 12/08/2013	N/A N/A

(1)	Percentages shown for securities held by us represent percentage of the class owned and do not necessarily represent voting ownership. Percentages shown for equity securities other than warrants or options represent the actual percentage of the class of security held before dilution. Percentages shown for warrants and options held represent the percentage of class of security we may own, on a fully diluted basis, assuming we exercise our warrants or options.

(2)	We directly or indirectly own more than 50% of the voting securities of the company, or control the board of directors, or are the controlling member.

(3)	The portfolio company is deemed to be an affiliated person under the 1940 Act because we hold one or more seats on the portfolio company’s board of directors, are the general partner, or are the managing member.

For companies held by the Company at July 31, 2007, please reference pages 43 to 57 for a brief description of each portfolio company’s business. With respect to portfolio companies in which we invested since that date, please see pages 60 to 62 for a brief description of those investments. In addition, we have provided below a more detailed description for each portfolio company which represented more than 5% of our assets as of July 31, 2007.

BP Clothing, LLC

BP is a company that designs, manufactures, markets and distributes Baby Phat®, a line of women’s clothing. BP operates within the women’s urban apparel market. The urban apparel market is highly fragmented with a small number of prominent, nationally recognized brands and a large number of small niche players. Baby Phat is a recognized urban apparel brand in the women’s category.

At October 31, 2006, the Company’s investment in BP consisted of a $10.0 million second lien loan, $2.9 million term loan A, and $2.0 million term loan B. The second lien loan bears annual interest at 14%. The second lien loan has a $10.0 million principal face amount and was issued at a cost basis of $10.0 million. The second lien loan’s cost basis was subsequently discounted to reflect loan origination fees received. The maturity date of the second lien loan is July 18, 2012. The principal balance is due upon maturity. The $2.9 million term loan A bears annual interest at LIBOR plus 4.25% or prime rate plus 3.25%. The $2.0 million term loan B bears annual interest at LIBOR plus 6.40% or prime rate plus 5.40%. The interest rate option on each of term loan A and term loan B is at the borrower’s discretion. Each of term loan A and term loan B mature on July 18, 2011. The combined cost basis and fair value of the investments at October 31, 2006 was $14.7 million and $14.9 million respectively.

On February 21, 2007, the Company provided BP an additional $5.0 million on the same second lien loan, which bears annual interest at 14% and matures on July 18, 2012.

On May 4, 2007, the Company provided BP an additional $2.5 million on the same second lien loan.

At July 31, 2007, the loans had a combined cost basis and fair value of $22.0 million and $22.3 million, respectively. The increases in the outstanding balance, cost and fair value of the loans are due to the amortization of loan origination fees and the capitalization of “payment in kind” interest. These increases were approved by the Valuation Committee.

Vitality Foodservice, Inc.

Vitality is a market leader in the processing and marketing of dispensed and non-dispensed juices and frozen concentrate liquid coffee to the foodservice industry. With an installed base of over 42,000 dispensers worldwide, Vitality sells its frozen concentrate through a network of over 350 distributors to such market niches as institutional foodservice, including schools, hospitals, cruise ships, hotels and restaurants.

At July 31, 2007, the investment in Vitality consisted of 556,472 shares of common stock at a cost of $5.6 million and 1,000,000 shares of Series A convertible preferred stock at a cost of $9.7 million. The common stock, Series A convertible preferred stock and warrants were assigned fair values of $9.1 million, $12.2 million and $1.1 million, respectively.

DETERMINATION OF COMPANY’S NET ASSET VALUE

Pursuant to the requirements of the 1940 Act, the Company values its portfolio securities at their current market values or, if market quotations are not readily available, at their estimates of fair values. Because the Company’s portfolio company investments generally do not have readily ascertainable market values, the Company records these investments at fair value in accordance with our Valuation Procedures adopted by our board of directors. As permitted by the SEC, the board of directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the board of directors’ supervision and pursuant to the Valuation Procedures. The Company’s board of directors may also elect in the future to hire independent consultants to review the Valuation Procedures or to conduct an independent valuation of one or more of its portfolio investments.

Pursuant to our Valuation Procedures, the Valuation Committee determines fair valuations of portfolio company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net unrealized gain (loss) on investments.” Currently, the Company’s net asset value per share is calculated and published on a monthly basis. The fair values determined as of the most recent quarter end are reflected, in the next calculated net asset value per share. (If the Valuation Committee determines to fair value an investment more frequently than quarterly, the most recently determined fair value would be reflected in the published net asset value per share.) In addition, in connection with each offering of shares of our common stock, the board of directors or a committee thereof is required to make the determination that we are not selling shares of our common stock at a price below our then current net asset value at the time at which the sale is made. Importantly, this determination does not require that we calculate net asset value in connection with each offering of shares of our common stock, but instead it involves the determination by the board of directors or a committee thereof that we are not selling shares of our common stock at a price below the then current net asset value at the time at which the sale is made.

The Company calculates its net asset value per share by subtracting all liabilities from the total value of its portfolio securities and other assets and dividing the result by the total number of outstanding shares of its common stock on the date of valuation.

At July 31, 2007, approximately 72.6% of the Company’s total assets represented portfolio investments recorded at fair value.

Initially, portfolio securities for which a reliable market value cannot be determined are valued at cost (absent the existence of circumstances warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that such a portfolio security is held by the Company, its original cost may cease to represent an appropriate valuation, and other factors must be considered. No pre-determined formula can be applied to determine fair values. Rather, the Valuation Committee makes fair value assessments based upon the estimated value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties (other than in a forced or liquidation sale). The liquidity event whereby the Company exits an investment is generally a sale, merger, recapitalization or, in some cases, the initial public offering of the portfolio company.

Valuation Methodology

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparables when available, precedent exit transactions in the market when available, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.

The fair value of the Company’s portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities that do not have readily ascertainable market values, the Company’s estimate of fair value may significantly differ from the fair market value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs which might become payable on disposition of such investments.

Equity Securities

The Company’s equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The Valuation Committee’s analysis of fair value may include various factors, such as multiples of EBITDA, cash flow(s), net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, or restructuring or related items.

The Valuation Committee may look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, or industry practices in determining fair value. The Valuation Committee may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. The determined fair values may be discounted to account for restrictions on resale and minority positions. Generally, the value of the Company’s equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

Loans and Debt Securities

For loans and debt securities, fair value generally approximates cost unless there is a reduced value or overall financial condition of the portfolio company or other factors indicate a lower fair value for the loan or debt security.

Generally, in arriving at a fair value for a debt security or a loan, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt and considers its underlying assets. With respect to a convertible debt security, the Valuation Committee also analyzes the excess of the value of the underlying security over the conversion price as if the security was converted when the conversion feature is “in the money” (appropriately discounted if restricted). If the security is not currently convertible, the use of an appropriate discount in valuing the underlying security is typically considered. If the value of the underlying security is less than the conversion price, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt.

When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.

Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination, closing and/or closing fees associated with investments in portfolio companies are accreted into income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as income. Prepayment premiums are recorded on loans when received.

For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not accrue payment-in-kind interest/dividends if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may accrue payment-in-kind interest if the health of the portfolio company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.

MANAGEMENT

The overall responsibility for oversight of the Company rests with the Company’s board of directors. The day-to-day operations of the Company are delegated to TTG Advisers, subject to the supervision of our board of directors.

The board of directors currently has six members. The board of directors maintains an Audit Committee, a Valuation Committee, a Compensation Committee, and a Nominating/Corporate Governance/Strategy Committee, and may establish additional committees in the future.

The Company is externally managed by TTG Advisers pursuant to the Advisory Agreement. TTG Advisers was organized to provide investment advisory and management services to the Company and other investment vehicles.

These investment professionals collectively have extensive experience in managing investments in private businesses in a variety of industries, and are familiar with the Company’s approach of lending and investing. Because the Company is externally managed, it pays a base management fee and an incentive fee. The Advisory Agreement and fees paid by the Company to TTG Advisers pursuant to the Advisory Agreement are described under “Advisory Agreement” below.

Information regarding the directors and the key executive officers of MVC Capital, including brief biographical information, as of December 18, 2007, is set forth below:

(5)
Number of
	(2)	(3)	(4)	Portfolios in	(6)
	Positions(s)	Term of Office/	Principal	Fund Complex	Other
(1)	Held with the	Length of Time	Occupation(s)	Overseen by	Directorships
Name, Address and Age	Company	Served	During Past 5 Years	Director	Held by Director

Independent Directors
Emilio Dominianni 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 76	Director	1 year/4 years, 9 months	Mr. Dominianni is a retired Partner of, and was Special Counsel to Coudert Brothers LLP, a law firm. He is currently a Director of Stamm International Corporation, Powrmatic Inc., and Powrmatic of Canada Ltd., manufacturers and distributors of heating, ventilating, and air conditioning equipment. He was a Director of American Air Liquide Inc., Air Liquide International Corporation, and a Consultant to Air Liquide America Corp., all manufacturers and distributors of industrial gases, and Mouli Manufacturing Corp., a distributor of kitchen and household products.	None(1)	See column 4
Gerald Hellerman 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 70	Director	1 year/4 years, 9 months	Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm’s inception in 1993. Mr. Hellerman currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc., a director of the Old Mutual Absolute Return and Emerging Managers fund complex (consisting of six funds), and a director of Brantley Capital Corporation.	None(1)	See column 4
Robert Knapp Ironsides Partners LLC 100 Summer Street 27th Floor Boston, MA 02108 Age: 40	Director	1 year/4 years, 9 months	Mr. Knapp is Managing Director of Ironsides Partners LLC, which was formed in January 2007 to manage an account for Millennium Partners LP (“Millennium”), his former employer from 1996-2006. Mr. Knapp specializes in mis-priced assets, turnaround situations, and closed end fund arbitrage. He served as a founding director of the Vietnam Opportunity Fund, a Cayman Islands private equity fund listed on the London Stock Exchange, for which Millennium acted as seed investor. He also served as a director for the First Hungary Fund, a Channel Islands private equity fund, and as a Director of the Vietnam Frontier Fund, a Cayman Islands investment company.	None(1)	See column 4
William Taylor 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 65	Director	1 year/1 year, 9 months	Mr. Taylor is a Certified Public Accountant and is currently a Director of Northern Illinois University Foundation and a Trustee of Writers Theatre. From 1976 through May, 2005, Mr. Taylor was a Partner at Deloitte & Touche. From 1997 to 2001 Mr. Taylor was a Director of Deloitte & Touche USA and from 1999 to 2003 Mr. Taylor was a Director of Deloitte Touche Tohmatsu.	None(1)	See column 4

(5)
Number of
	(2)	(3)	(4)	Portfolios in	(6)
	Positions(s)	Term of Office/	Principal	Fund Complex	Other
(1)	Held with the	Length of Time	Occupation(s)	Overseen by	Directorships
Name, Address and Age	Company	Served	During Past 5 Years	Director	Held by Director

Interested Directors
Warren Holtsberg(2) 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 57	Director	1 year/8 months	Mr. Holtsberg currently serves as Co-Head Portfolio Management of TTGA. Mr. Holtsberg founded Motorola Ventures, the venture capital investment arm for Motorola, Inc. where he led the worldwide fund for eight years. He was also Corporate Vice President and Director of Equity Investments at Motorola. Mr. Holtsberg currently serves as a member of the Board of Directors of the Illinois Venture Capital Association, the Chicagoland Entrepreneurship Center, and Illinois Ventures, the venture investment arm for the University of Illinois.	None(1)	See column 4
Michael Tokarz(3) 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 58	Director, Chairman, and Portfolio Manager	1 year/4 years, 1 month	Mr. Tokarz currently serves as Chairman and Portfolio Manager of the Company and as Manager of The Tokarz Group Advisers LLC, the investment adviser to the Company. Mr. Tokarz also is Chairman of The Tokarz Group, a private merchant bank, since 2002. Prior to this, Mr. Tokarz was a senior General Partner and Administrative Partner at Kohlberg Kravis Roberts & Co., a private equity firm specializing in management buyouts. He also currently serves on the corporate boards of MVC Acquisition Corp., Conseco, Inc., Walter Industries, Inc. (Chairman of the board), Mueller Water Products, Inc., IDEX Corporation, Stonewater Control Systems, Lomonosov, Athleta, Inc. and Apertio Ltd. Mr. Tokarz is an active member of the endowment committee and Board of Trustees of YMCA in Westchester County. He is also a member of the Board of the Warwick Business School in England. He is Chairman elect and is a member of the Board of the University of Illinois Foundation, and serves on its executive committee, investment policy committee and is Chairman of the budget and finance committee; he is also a member of the Venture Capital Subcommittee and serves as a member of the Board of Managers for Illinois Ventures, LLC. Mr. Tokarz also serves as the Chairman of the Illinois Emerging Technology Fund LLC. Mr. Tokarz serves as a director for the following portfolio companies of the Company: Custom Alloy Corporation, Dakota Growers Pasta Company, Ohio Medical Corporation, Timberland Machines & Irrigation, Inc., Harmony Pharmacy & Health Centers, Inc.	None(1)	See column 4

(5)
Number of
	(2)	(3)	(4)	Portfolios in	(6)
	Positions(s)	Term of Office/	Principal	Fund Complex	Other
(1)	Held with the	Length of Time	Occupation(s)	Overseen by	Directorships
Name, Address and Age	Company	Served	During Past 5 Years	Director	Held by Director

Executive Officers
Bruce Shewmaker 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 61	Managing Director	Indefinite term/4 years, 1 month	Mr. Shewmaker currently serves as Managing Director of TTGA and the Company. Mr. Shewmaker worked directly for the Company from November 2003 through October 2006. Until June 2003, Mr. Shewmaker served as Managing Director of Crossbow Ventures Inc., and as a Vice President of Crossbow Venture Partners Corp., the general partner of Crossbow Venture Partners LP, a licensed small business investment company. Mr. Shewmaker also is a co-founder and Director of Infrared Imaging Systems, Inc., a medical devices company. From 1999 to 2001, he was a Managing Director of E*OFFERING Corp., an investment banking firm which merged into Wit SoundView Group in 2000. Mr. Shewmaker served as a director for the following portfolio companies of the Company: Baltic Motors Corporation and Vestal Manufacturing Enterprises, Inc. from April 2004 until July 2005 and currently serves on the Boards of Foliofn, Inc., MVC Partners LLC, Vendio Services, Inc., Phoenix Coal Corporation, and Velocitius B.V. Mr. Shewmaker also serves on the Board of VIANY.	None	See column 4
Peter Seidenberg 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 38	Chief Financial Officer	Indefinite term/2 years, 2 months	Mr. Seidenberg currently serves as Chief Financial Officer of TTGA, in addition to his service as Chief Financial Officer of the Company. Mr. Seidenberg joined the Company in April 2005 after having previously served as a Principal of Nebraska Heavy Industries, where he worked on engagements including serving as the Chief Financial Officer of Commerce One, Inc. Prior to that, Mr. Seidenberg served as the Director of Finance and Business Development and as Corporate Controller for Plumtree Software, Inc. Mr. Seidenberg has also worked at AlliedSignal and several small manufacturing companies, where he held roles in finance and operations. Mr. Seidenberg, on behalf of the Company, sits on the board of Ohio Medical Corp and serves as its Corporate Secretary. Mr. Seidenberg also serves on the Board of MVC Partners LLC and serves as Chief Financial Officer of MVC Acquisition Corp.	None	None

(5)
Number of
	(2)	(3)	(4)	Portfolios in	(6)
	Positions(s)	Term of Office/	Principal	Fund Complex	Other
(1)	Held with the	Length of Time	Occupation(s)	Overseen by	Directorships
Name, Address and Age	Company	Served	During Past 5 Years	Director	Held by Director

Scott Schuenke 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 28	Chief Compliance Officer	Indefinite term/3 years, 2 months	Mr. Schuenke currently serves as the Controller and Chief Compliance Officer of TTGA. Prior to joining the Company in June 2004, Mr. Schuenke served as a Compliance Officer with U.S. Bancorp Fund Services, LLC, from 2002 until he joined MVC Capital, Inc. in 2004. Mr. Schuenke also served as the Secretary of The Mexico Equity & Income Fund, Inc. and Assistant Secretary of Tortoise Energy Infrastructure Corporation during his tenure at U.S. Bancorp Fund Services, LLC. Mr. Schuenke is a Certified Public Accountant.	None	None
Jaclyn Shapiro 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 29	Vice President/ Secretary	Indefinite term/3 years, 1 month; Indefinite term/3 years, 11 months	Ms. Shapiro currently serves as Vice President and Secretary of TTGA, in addition to her service as Vice President and Secretary of the Company. Prior to joining the Company in June 2002, she was an Associate and Business Manager with Draper Fisher Jurvetson meVC Management Co. LLC, the former investment sub-adviser to the Company, and an Associate at The Bank Companies (acquired by Newmark & Co. Real Estate), a commercial real estate company. Ms. Shapiro serves on the Board of MVC Partners LLC.	None	None

(1)	Other than the Company.

(2)	Mr. Holtsberg is an “interested person,” as defined in the 1940 Act, of the Company (an “Interested Director”) because of his employment with the Adviser.

(3)	Mr. Tokarz is an Interested Director because he serves as an officer of the Company.

Board Meetings and Committees

The Board currently has an Audit Committee, a Valuation Committee, a Nominating/Corporate Governance/Strategy Committee and a Compensation Committee. The Board has adopted a written charter for the Audit Committee, a copy of which is currently available on the Company’s website at http://www.mvccapital.com.

The current members of the Audit Committee are Messrs. Dominianni, Hellerman and Taylor, each of whom is an independent audit committee member, as defined in Sections 303.01(B)(2)(a) and (3) of the NYSE’s listing standards, and an Independent Director. Mr. Hellerman is the Chairman of the Audit Committee. The Audit Committee’s primary purposes are:

•	oversight responsibility with respect to: (a) the adequacy of the Company’s accounting and financial reporting processes, policies and practices; (b) the integrity of the Company’s financial statements and the independent audit thereof; (c) the adequacy of the Company’s overall system of internal controls and, as appropriate, the internal controls of certain service providers; (d) the Company’s compliance with certain legal and regulatory requirements; (e) determining the qualification and independence of the Company’s independent auditors; and (f) the Company’s internal audit function, if any; and

•	oversight of the preparation of any report required to be prepared by the Audit Committee pursuant to the rules of the SEC for inclusion in the Company’s annual proxy statement with respect to the election of directors.

The most recent fiscal year of the Company ended on October 31, 2007. During that fiscal year, the Audit Committee held four (4) meetings.

During the fiscal year ended October 31, 2007, the Board held ten (10) meetings. During that year, each of the Directors then serving attended 100% of the aggregate number of meetings of the Board and any committee of the Board on which such Director served. Currently, a majority of the Directors are Independent Directors.

The Valuation Committee, the principal purpose of which is to determine the fair values of securities in the Company’s portfolio for which market quotations are not readily available, is currently comprised of Messrs. Dominianni, Hellerman and Knapp. The Valuation Committee held six (6) meetings during the fiscal year ended October 31, 2007.

The Nominating/Corporate Governance/Strategy Committee (the “Nominating Committee”), the principal purposes of which are to consider and nominate persons to serve as Independent Directors and oversee the composition and governance of the Board and its committees, is currently comprised of Messrs. Dominianni, Hellerman, and Knapp, each of whom is an Independent Director. The Nominating Committee was established in January 2004. The Board has adopted a written charter for the Nominating Committee, a copy of which is available on the Company’s website at http://www.mvccapital.com.

The Nominating Committee considers director candidates nominated by shareholders in accordance with procedures set forth in the Company’s By-Laws. The Company’s By-Laws provide that nominations may be made by any shareholder of record of the Company entitled to vote for the election of directors at a meeting, provided that such nominations are made pursuant to timely notice in writing to the Secretary. The Nominating Committee then determines the eligibility of any nominated candidate based on criteria described below. To be timely, a shareholder’s notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the scheduled date of a meeting. A shareholder’s notice to the Secretary shall set forth: (a) as to each shareholder-proposed nominee, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class, series and number of shares of capital stock of the Company that are owned beneficially by the nominee, (iv) a statement as to the nominee’s citizenship, and (v) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder and (ii) the class, series and number of shares of capital stock of the corporation that are owned beneficially by the shareholder. The Company or the Nominating Committee may require a shareholder who proposes a nominee to furnish any such other information as may reasonably be required by the Company to determine the eligibility of the proposed nominee to serve as director of the Company. The Nominating Committee held two (2) meetings during the fiscal year ended October 31, 2007.

The Compensation Committee, the principal purpose of which is to oversee the compensation of the Independent Directors, is currently comprised of Messrs. Hellerman and Knapp. The Compensation Committee was established in March 2003. There was one (1) formal meeting of the Compensation Committee held during the fiscal year ended October 31, 2007. The Board has adopted a written charter for the Compensation Committee, a copy of which is available on the Company’s website at http://www.mvccapital.com.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Director and Executive Officer Compensation

The following table sets forth compensation paid by us in all capacities during the fiscal year ended October 31, 2007 to all of our Directors and our executive officers. Our Directors have been divided into two groups -Interested Directors and Independent Directors. The Interested Directors are “interested persons,” as defined in the 1940 Act, of the Company. No compensation is paid to the Interested Directors. (The Company is not part of any Fund Complex.)

Compensation Table

	Fees Earned or		All Other
Name of Person, Position	Paid in Cash	Stock Awards	Compensation(1)	Total

Interested Directors
Warren Holtsberg, Director(2)	$0	$0	$0	$0
Michael Tokarz, Chairman and Portfolio Manager(3)	$110,218	$0	$0	$0
Independent Directors
Emilio Dominianni, Director	$56,000	$0	$0	$56,000
Gerald Hellerman, Director	$61,000	$0	$0	$61,000
Robert Knapp, Director	$55,000	$0	$0	$55,000
William Taylor, Director	$50,000	$0	$0	$50,000
Executive Officers (who are not directors)(4)
Peter Seidenberg, Chief Financial Officer	$61,679.19	$0	$0	$61,679.19
Scott Schuenke, Chief Compliance Officer	$12,085.44	$0	$0	$12,085.44
Jaclyn Shapiro, Vice President and Secretary	$26,235.36	$0	$0	$26,235.36
Bruce Shewmaker, Managing Director	$0	$0	$0	$0

(1)	Directors do not receive any pension or retirement benefits from the Company.

(2)	Mr. Holtsberg was appointed to the Board on April 3, 2007.

(3)	During the 2006 fiscal year, Mr. Tokarz had entered into a compensation arrangement with the Company, which terminated upon the effectiveness of the Advisory Agreement on November 1, 2006. Mr. Tokarz, Chairman and Portfolio Manager of the Company, received no cash compensation from the Company during the 2006 fiscal year. However, on October 2, 2006, the Company realized a gain of $551,092 from the sale of a portion of the Company’s LLC membership interest in Octagon. This transaction triggered an incentive compensation payment obligation, under his employment agreement with the Company, of $110,218 to Mr. Tokarz, which was paid on January 12, 2007. Mr. Tokarz has determined to allocate a portion of this incentive compensation to certain employees of TTG Advisers.

(4)	Pursuant to the Advisory Agreement, the Company reimburses TTG Advisers for its allocable portion of the compensation payable to the Company’s Chief Financial Officer, Chief Compliance Officer and Secretary in an amount not to exceed $100,000 per year, in the aggregate.

At a meeting of the Board held on January 31, 2006, the Board along with the Compensation Committee changed the fees payable to Independent Directors and the fees payable to the Chairman of the Audit Committee, Valuation Committee, and Nominating Committee as follows. Each Independent Director is now paid: an annual retainer of $50,000 ($60,000 for the Chairman of the Audit Committee and $55,000 for the Chairman of each of the Valuation Committee and Nominating Committee) for up to five in-person board meetings and committee meetings per year. In the event that more than five board meetings and committee meetings occur, each Director will be paid an additional $1,000 for an in-person meeting and $0 for a telephonic meeting. Each Independent Director is also reimbursed by the Company for reasonable out-of-pocket expenses. The Directors do not receive any pension or retirement benefits from the Company.

Director Equity Ownership

The following table sets forth, as of the date of this prospectus, with respect to each Director, certain information regarding the dollar range of equity securities beneficially owned in the Company. The Company does not belong to a family of investment companies.

(3)
Aggregate Dollar Range of Equity
	(2)	Securities of All Funds Overseen
(1)	Dollar Range of Equity	or to be Overseen by Director in
Name of Director	Securities in the Company	Family of Investment Companies

Independent Directors
Emilio Dominianni	Over$100,000	Over $100,000
Gerald Hellerman	Over $100,000	Over $100,000
Robert Knapp	Over $100,000 (1)	Over $100,000 (1)
William Taylor	Over $100,000	Over $100,000
Interested Directors
Warren Holtsberg(2)	$50,000 - $100,000	$50,000 - $100,000
Michael Tokarz(3)	Over$100,000	Over$100,000

(1)	These shares are owned by Mr. Knapp directly.

(2)	Mr. Holtsberg was appointed to the Board on April 3, 2007 and is an Interested Director of the Company because of his employment with the Adviser.

(3)	Mr. Tokarz is an Interested Director of the Company because he serves as an officer of the Company.

ADVISORY AGREEMENT

Under the terms of the Advisory Agreement, TTG Advisers determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies), closes and monitors the investments we make, determines the securities and other assets that we purchase, retain or sell and oversees the administration, recordkeeping and compliance functions of the Company and/or third parties performing such functions for the Company. TTG Advisers’ services under the Advisory Agreement are not exclusive, and it may furnish similar services to other entities.

Pursuant to the Advisory Agreement, the Company pays TTG Advisers a fee for investment advisory and management services consisting of two components-a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 2% of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) (the “Base Management Fee”). The Base Management Fee is payable quarterly in arrears. The Base Management Fee is calculated based on the value of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) at the end of the most recently completed fiscal quarter. Base Management Fees for any partial month or quarter will be appropriately pro rated.

The incentive fee is comprised of the following two parts:

One part is calculated and payable quarterly in arrears based on our pre-incentive fee net operating income. Pre-incentive fee net operating income means interest income, dividend income and any other income (including any other fees to the Company and MVCFS, such as directors’, commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the fiscal quarter, minus the Company’s and MVCFS’ operating expenses for the quarter (including the Base Management Fee and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee (whether paid or accrued)). Pre-incentive fee net operating income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that we have not yet received in cash. TTG Advisers is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income.

Pre-incentive fee net operating income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net operating income in excess of the hurdle rate (explained below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.

Pre-incentive fee net operating income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding fiscal quarter, is compared to a fixed “hurdle rate” of 1.75% per fiscal quarter. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net operating income and make it easier for TTG Advisers to surpass the fixed hurdle rate and receive an incentive fee based on such net operating income. Our pre-incentive fee net operating income used to calculate this part of the incentive fee is also included in the amount of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) used to calculate the 2% Base Management Fee.

Under the Advisory Agreement, we pay TTG Advisers an incentive fee with respect to our pre-incentive fee net operating income in each fiscal quarter as follows:

•	no incentive fee in any fiscal quarter in which our pre-incentive fee net operating income does not exceed the hurdle rate;

•	100% of our pre-incentive fee net operating income with respect to that portion of such pre-incentive fee net operating income, if any, that exceeds the hurdle rate but is less than 2.1875% in any fiscal quarter. We refer to this portion of our pre-incentive fee net operating income (which exceeds the hurdle rate but is less than 2.1875%) as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 20% of our pre-incentive fee net operating income as if a hurdle rate did not apply if this net operating income exceeds 2.1875% in any fiscal quarter; and

•	20% of the amount of our pre-incentive fee net operating income, if any, that exceeds 2.1875% in any fiscal quarter.

These calculations are appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The second part of the incentive fee (the “Capital Gains Fee”) is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), commencing with the fiscal year ending on October 31, 2007, and equals 20% of: (i) the Company’s aggregate net realized capital gains, during such fiscal year, on the Company’s investments made after November 1, 2003 (the “Company’s New Portfolio”) (exclusive of any realized gains subject to an SPV Incentive Allocation, as defined below); minus (ii) the cumulative aggregate unrealized capital depreciation of the Company’s New Portfolio calculated from November 1, 2003. For purposes of this calculation, neither the Company’s contribution of an investment to MVC Partners nor the Company’s distribution of an investment to the Company’s stockholders shall be deemed to be a realization event.

In addition, the Company has authorized TTG Advisers to create or arrange for the creation of one or more special purpose vehicles for which it may serve as the general partner or managing member for purposes of making investments on behalf of the Company (each, an “SPV”). It is proposed that TTG Advisers, in its role as the general partner or managing member of an SPV, receive an incentive allocation equal to 20% of the net profits of the SPV (the “SPV Incentive Allocation”). In no event would any SPV Incentive Allocation received by TTG Advisers cause the total compensation received by TTG Advisers under the Advisory Agreement to exceed the limits imposed by the Investment Advisers Act of 1940, as amended.

Notwithstanding the foregoing, in no event shall the sum of the Capital Gains Fee and the SPV Incentive Allocation, if any, for any fiscal year exceed:

(i) 20% of (a) the Company’s cumulative realized capital gains on the Company’s investments (the “Company’s Total Portfolio”) (including any realized gains attributable to an SPV Incentive Allocation), minus (b) the sum of the Company’s cumulative realized capital losses on, and aggregate unrealized capital depreciation of, the Company’s Total Portfolio; minus (ii) the aggregate amount of Capital Gains Fees paid and the value of SPV Incentive Allocations made in all prior years (the “Cap”). For purposes of calculating the Cap: (i) the initial value of any investment held by the Company on November 1, 2003 shall equal the fair value of such investment on November 1, 2003; and (ii) the initial value of any investment made by the Company after November 1, 2003 shall equal the accreted or amortized cost basis of such investment. Furthermore, in the event that the Capital Gains Fee for any fiscal year exceeds the Cap (“Uncollected Capital Gains Fees”), all or a portion of such amount shall be accrued and payable to TTG Advisers following any subsequent fiscal year in which the Advisory Agreement is in effect, but only to the extent the Capital Gains Fee, plus the amount of Uncollected Capital Gains Fees, each calculated as of the end of such subsequent fiscal year, do not exceed the Cap. Any remaining Uncollected Capital Gains Fees shall be paid following subsequent fiscal years in accordance with the same process, provided the Advisory Agreement is in effect during such fiscal year.

Examples of Incentive Fee Calculations

Example 1: Income Related Portion of Incentive Fee(1):

Assumptions

•	Hurdle rate(2) = 1.75%

•	Management fee(3) = 2.00%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = maximum value of 3.25% of the Company’s average net asset value including management fee

Alternative 1

Additional Assumptions

•	Operating income (including interest, dividends, fees, etc.) = 4.00%

•	Pre-incentive fee net operating income (operating income − (management fee + other expenses)) = .075%

Pre-incentive fee net operating income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2

Additional Assumptions

•	Operating income (including interest, dividends, fees, etc.) = 5.25%

•	Pre-incentive fee net operating income (operating income − (management fee + other expenses)) = 2.00%

Pre-incentive fee net operating income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee	=	100% × “Catch-Up” + the greater of 0% AND (20% × (pre-incentive fee net operating income − 2.1875)%
	=	(100% × (2.00% − 1.75%)) + 0%
	=	0.25%

Alternative 3

Additional Assumptions

•	Operating income (including interest, dividends, fees, etc.) = 6.00%

•	Pre-incentive fee net operating income (operating income − (management fee + other expenses)) = 2.75%

Pre-incentive fee net operating income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee	=	100% × “Catch-Up” + the greater of 0% AND (20% × (pre-incentive fee net operating income − 2.1875)%
	=	(100% × (2.1875% − 1.75%)) + (20% × (2.75% − 2.1875%))
	=	0.4375% + (20% × 0.5625)%
	=	0.4375% + 0.1125%
	=	0.55%

(1)	The hypothetical amount of pre-incentive fee net operating income shown is based on a percentage of total net assets.

(2)	Represents 1.75% annualized hurdle rate.

(3)	Represents 2.00% annualized management fee.

(4)	Excludes offering expenses.

Example 2: Capital Gains Portion of Incentive Fee

Assumptions

Year 1 of the Advisory Agreement:

$20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”).

Legacy Investment I (“Legacy I”) is assumed from prior management and has a cost basis of $5 million, and had a fair market value (“FMV”) of $2 million at November 1, 2003.

Legacy Investment II (“Legacy II”) is assumed from prior management and has a cost basis of $3 million, and had a FMV of $0 at November 1, 2003.

Year 2 of the Advisory Agreement:

Investment A is sold for $50 million, FMV of Investment B is $32 million, FMV of Legacy I is $0 and FMV of Legacy II is $2 million.

Year 3 of the Advisory Agreement:

FMV of Investment B is $32 million, Legacy I is written off for no proceeds and a $5 million loss is realized and FMV of Legacy II is $2 million.

Year 4 of the Advisory Agreement:

Investment B is sold for $32 million and Legacy II is sold for $5 million.

	Compensation Calculation (20% of: net realized capital gains, during the fiscal year, on the Company’s New Portfolio minus the aggregate unrealized capital depreciation on the Company’s New Portfolio calculated from November 1, 2003)	Cap Calculation ((a) 20% of (i) cumulative net realized capital gains, calculated based on the FMV of investments on November 1, 2003 for investments made prior to that date and on accreted/amortized cost for those investments made after November 1, 2003, on the Company’s Total Portfolio minus (ii) the cumulative unrealized capital depreciation on the Company’s Total Portfolio calculated based on the FMV of investments on November 1, 2003 for investments made prior to that date and on accreted/amortized cost for those investments made after November 1, 2003; minus, (b) the aggregate amount of Capital Gains Fees paid in all prior years)	Actual Payout (the Compensation Calculation plus any uncollected fees to the extent they do not exceed the Cap Calculation)

Year 1	20% of: ($0 realized capital gains on the Company’s New Portfolio minus $0 realized losses on the Company’s New Portfolio) minus ($0 aggregate unrealized capital depreciation on the Company’s New Portfolio) = $0	(a) 20% of (i) ($0 cumulative net realized capital gains on the Company’s Total Portfolio), minus (ii) ($2 million cumulative unrealized capital depreciation (based on Legacy I’s FMV value at 11/1/03) on the Company’s Total Portfolio); minus, (b) ($0 in Capital Gains Fees paid in all prior years) = $(2 million)	$0

Year 2	20% of: ($30 million realized capital gains on the Company’s New Portfolio minus $0 realized losses on the Company’s New Portfolio) minus ($0 aggregate unrealized capital depreciation on the Company’s New Portfolio) = $6 million	(a) 20% of (i) ($30 million cumulative net realized capital gains on the Company’s Total Portfolio) minus (ii) ($2 million cumulative unrealized capital depreciation (based on Legacy I’s FMV value at 11/1/03) on the Company’s Total Portfolio); minus, (b) ($0 in Capital Gains Fees paid in all prior years) = $5.6 million	$5.6 million ($400,000 (i.e., the Compensation Calculation minus the Cap Calculation) is uncollected)

Year 3	20% of: ($0 realized capital gains on the Company’s New Portfolio minus $0 realized losses on the Company’s New Portfolio) minus ($0 aggregate unrealized capital depreciation on the Company’s New Portfolio) = $0	(a) 20% of (i) ($28 million cumulative net realized capital gains on the Company’s Total Portfolio ($30 million on Investment A and a realized loss of $2 million on Legacy I based on the FMV on 11/1/2003)) minus (ii) ($0 cumulative unrealized capital depreciation on the Company’s Total Portfolio); minus, (b) ($5.6 million in Capital Gains Fees paid in all prior years) = $0	$0 ($400,000 earned in Year 2 remains uncollected)

Year 4	20% of: ($2 million realized capital gains on the Company’s New Portfolio minus $0 realized losses on the Company’s New Portfolio) minus ($0 aggregate unrealized capital depreciation on the Company’s New Portfolio) = $400,000	(a) 20% of (i) ($35 million cumulative net realized capital gains on the Company’s Total Portfolio ($30 million on Investment A, a $2 million realized gain on Investment B, a $5 million realized gain on Legacy II based on the FMV on 11/1/2003 and a realized loss of $2 million on Legacy I based on the FMV on 11/1/2003)) minus (ii) ($0 cumulative unrealized capital depreciation on the Company’s Total Portfolio); minus, (b) ($5.6 million in Capital Gains Fees paid in all prior years) = $1.4 million	$800,000 ($400,000 earned in Year 4 and the $400,000 that was uncollected in Year 2 is paid out.)

Payment of our expenses

Pursuant to the Advisory Agreement, all investment professionals of TTG Advisers and its staff, when and to the extent engaged in providing services required to be provided by TTG Advisers under the Advisory Agreement, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by TTG Advisers and not by the Company, except that costs or expenses relating to the following items are borne by the Company: (i) the cost and expenses of any independent valuation firm; (ii) expenses incurred by TTG Advisers payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Company and in monitoring the Company’s investments and performing due diligence on its prospective portfolio companies, provided, however, the retention by TTG Advisers of any third party to perform such services shall require the advance approval of the Board (which approval shall not be unreasonably withheld) if the fees for such services are expected to exceed $30,000; once the third party is approved, any expenditure to such third party will not require additional approval from the Board; (iii) interest payable on debt and other direct borrowing costs, if any, incurred to finance the Company’s investments or to maintain its tax status; (iv) offerings of the Company’s common stock and other securities; (v) investment advisory and management fees; (vi) fees and payments due under any administration agreement between the Company and its administrator; (vii) transfer agent and custodial fees; (viii) federal and state registration fees; (ix) all costs of registration and listing the Company’s shares on any securities exchange; (x) federal, state and local taxes; (xi) Independent Directors’ fees and expenses; (xii) costs of preparing and filing reports or other documents required by governmental bodies (including the SEC); (xiii) costs of any reports, proxy statements or other notices to stockholders, including printing and mailing costs; (xiv) the cost of the Company’s fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; (xv) direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, independent auditors and outside legal costs; (xvi) the costs and expenses associated with the establishment of an SPV; (xvii) the allocable portion of the cost (excluding office space) of the Company’s Chief Financial Officer, Chief Compliance Officer and Secretary in an amount not to exceed $100,000, per year, in the aggregate; (xviii) subject to a cap of $150,000 in any fiscal year of the Company, fifty percent of the unreimbursed travel and other related (e.g., meals) out-of-pocket expenses (subject to item (ii) above) incurred by TTG Advisers in sourcing investments for the Company; provided that, if the investment is sourced for multiple clients of TTG Advisers, then the Company shall only reimburse fifty percent of its allocable pro rata portion of such expenses; and (xix) all other expenses incurred by the Company in connection with administering the Company’s business (including travel and other out-of-pocket expenses (subject to item (ii) above) incurred in providing significant managerial assistance to a portfolio company). Notwithstanding the foregoing, absent the consent of the Board, any fees or income earned, on the Company’s behalf, by any officer, director, employee or agent of TTG Advisers in connection with the monitoring or closing of an investment or disposition by the Company or for providing managerial assistance to a portfolio company (e.g., serving on the board of directors of a portfolio company) shall inure to the Company.

The Expense Cap

In addition, for each of the next two full fiscal years (i.e., fiscal years 2007 and 2008), TTG Advisers has agreed to absorb or reimburse operating expenses of the Company (promptly following the completion of such year), to the extent necessary to limit the Company’s Expense Ratio for such year to 3.25% (the “Expense Cap”); provided however, if, on October 31, 2007, the Company’s net assets have not increased by at least 5% from October 31, 2006, the dollar value of the Expense Cap shall increase by 5% for fiscal year 2008. For purposes of this paragraph, the Company’s “Expense Ratio” is calculated as of October 31 of any such year and mean: (i) the consolidated expenses of the Company (which expenses include any amounts payable to TTG Advisers under the Base Management Fee, but exclude the amount of any interest, taxes, incentive compensation, and extraordinary expenses (including, but not limited to, any legal claims and liabilities and litigation costs and any indemnification related thereto, and the costs of any spin-off or other similar type transaction contemplated by the Advisory Agreement)), as a percentage of (ii) the average net assets of the Company (i.e., average consolidated assets less average consolidated liabilities) during such fiscal year as set forth in the Company’s financial statements contained in the Company’s annual report on Form 10-K.

Indemnification

The Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, TTG Advisers, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of TTG Advisers’ services under the Advisory Agreement or otherwise as an investment adviser of the Company. In addition, TTG Advisers has agreed to indemnify the Company for losses or damages arising out of the willful misfeasance, bad faith or gross negligence in the performance of an Indemnified Party’s duties or by reason of the reckless disregard of its duties and obligations under the Advisory Agreement.

The Spin-Off of a Subsidiary and Opportunities to Manage Other Entities

As consideration for the Company entering into the Advisory Agreement, TTG Advisers has acknowledged the parties’ objective of having the Company’s stockholders participate in a portion of the revenues generated by private investment funds managed by TTG Advisers. The Advisory Agreement provides for the pursuit of a spin-off of MVC Partners to all of our shareholders (on a pro-rata basis) (the “Spin-Off”). It is contemplated that, after the Spin-Off, MVC Partners would, together with TTG Advisers, own (directly or indirectly) the manager and/or general partner (or managing member) of private investment vehicles (a “Private Fund General Partner”). As a result, our stockholders, as stockholders of the spun-off MVC Partners, may have the opportunity to participate in a portion of the management fees and incentive compensation generated by these vehicles. Further, the Advisory Agreement provides that a Private Fund General Partner would be a general partner (or managing member) of any private investment fund or other pooled investment vehicle formed by TTG Advisers that has an investment objective of investing in Targeted Investments.

The illustrations below depict the proposed structure of the Company before and after the Spin-Off:

Before Spin-Off

Aftre Spin-Off

Under this structure, Private Fund General Partners would be entitled to the entire portion of incentive allocations made by the investment funds they serve (provided that, a portion of the allocation may be allocated to third parties not affiliated with, and independent of, TTG Advisers). It has not yet been determined the extent to which MVC Partners would share the revenues generated from any Private Fund General Partner and this percentage may vary depending on the nature and size of the vehicles to be managed, among other factors. Furthermore, the Board recognizes that following the Spin-Off, MVC Partners may offer its shares to investors other than the Company’s stockholders which could potentially have the effect of diluting our stockholders’ participation in the revenue generated by Private Fund General Partners.

Following the Spin-Off, MVC Partners would be expected to operate as a public company subject to the oversight and control of a board of directors, a majority of whose members would be independent of TTG Advisers. Details regarding the Spin-Off are in the process of being considered and its specific terms will be subject to the due diligence of, and the consideration and approval by, the Board. It is expected that the material terms will be disclosed in a registration statement filed with the SEC. However, there can be no assurance that the Board will approve the specific terms of the Spin-Off. As a result, it is possible that the Board may determine not to proceed with the Spin-Off and there can be no assurance when, or if, the Spin-Off will occur.

Principal Executive Officers

The following individual is the principal executive officer of TTG Advisers. The principal business address of such person is 287 Bowman Avenue, Purchase, New York 10577.

Name	Position	Principal Occupation

Michael Tokarz	Manager	The principal occupations of Mr. Tokarz is set forth under “Management” above.

Duration and Termination of Agreement

The Advisory Agreement was unanimously approved by the Independent Directors on May 30, 2006 and by shareholders at the annual meeting of shareholders on September 7, 2006. It remains in effect for two years after the Effective Date, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by: (i) the vote of the Board, or by the vote of stockholders holding a majority of the outstanding voting securities of the Company; and (ii) the vote of a majority of the Company’s directors who are not parties to the Advisory Agreement and are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of either the Company or TTG Advisers, in accordance with the requirements of the 1940 Act. The Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by: (i) TTG Advisers in the event (a) a majority of the current Independent Directors cease to serve as Directors of the Company or (b) the Company undergoes a change in “control” (as such term is defined by Section 2(a)(9) of the 1940 Act) not caused by TTG Advisers; (ii) TTG Advisers, following the initial two year term of the Advisory Agreement; (iii) by the vote of the stockholders holding a “majority of the outstanding voting securities” of the Company (as such term is defined by Section 2(a)(42) of the 1940 Act); or (iv) by the action of the Company’s Directors. Furthermore, the Advisory Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).

Mr. Tokarz’s Commitment to the Company

TTG Advisers has entered into an agreement with Mr. Tokarz pursuant to which Mr. Tokarz agreed to serve as the portfolio manager primarily responsible for the day-to-day management of the Company’s portfolio for the full twenty-four calendar months following the Effective Date, absent the occurrence of certain extraordinary events. In addition, the Company and TTG Advisers have acknowledged that Mr. Tokarz is the current Portfolio Manager of the Company and TTG Advisers has covenanted that throughout the term of the Advisory Agreement it will not undertake any action that would cause Mr. Tokarz to cease to serve as the Company’s primary Portfolio Manager, including, without limitation, transferring any controlling interest in TTG Advisers to another entity or person.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of October 31, 2007, there were no persons that owned 25% or more of our outstanding voting securities, and no person would be deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of October 31, 2007, information with respect to the beneficial ownership of our common stock by the shareholders who own more than 5% of our outstanding shares of common stock. Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of our shares of common stock is based upon schedules filed by such persons with the SEC.

	Amount of	Percentage of
Shareholder Name and Address	Shares Owned	Company Held

The Anegada Master Fund Ltd The Cuttyhunk Fund Limited Tonga Partners, L.P. TE Cannell Portfolio, Ltd. c/o Cannell Capital LLC P.O. Box 3459 240 E. Deloney Ave Jackson, WY 83001	3,111,800(1)	12.82%
Western Investment, LLC Western Investment Hedged Partners LP Western Investment Institutional Partners LLC Western Investment Activism Partners LLC Western Investment Total Return Master Fund Ltd. and Arthur D. Lipson c/o Western Investment LLC 7050 S. Union Park Center Suite 590 Midvale, UT 84047	1,375,900(3)	5.67%
Millenco, L.P. Millennium Global Estate, L.P. Millennium USA, L.P. Millennium Partners, L.P. and Millennium International, Ltd. c/o Millennium Management, LLC 666 Fifth Avenue, 8th Floor New York, NY 10103	1,469,770(4)	6.06%
Wynnefield Partners Small Cap Value, L.P. Wynnefield Partners Small Cap Value, L.P. I Wynnefield Small Cap Value Offshore Fund, Ltd. Channel Partnership II, L.P. Wynnefield Capital, Inc. Profit Sharing and Money Purchase Plans Wynnefield Capital Management, LLC Wynnefield Capital, Inc. Nelson Obus c/o Wynnefield Capital Management LLC 450 Seventh Avenue Suite 509 New York, NY 10123	1,280,200(5)	5.28%
Interested Directors
Warren Holtsberg	3,500	*
Michael Tokarz	452,525	1.86%

	Amount of	Percentage of
Shareholder Name and Address	Shares Owned	Company Held

Independent Directors
Emilio Dominianni	15,641.594	*
Gerald Hellerman	31,219.2657	*
Robert Knapp(6)	1,678,711	6.92%
William Taylor	26,235.9138	—
Executive Officers
Bruce Shewmaker	5751.3308	*
Peter Seidenberg	2291.7862	*
Scott Schuenke	646.1231	*
Jaclyn Shapiro	1,150	*
All directors and executive officers as a group (9 in total)	2,217,671.67	9.14%

*	Less than 1%.

(1)	Based upon information contained in Form 4 filed with the SEC on March 13, 2007.

(2)	Based upon information contained in Schedule 13G filed with the SEC on June 27, 2007.

(3)	Based upon information contained in Schedule 13G/A filed with the SEC on February 13, 2007.

(4)	Based upon information provided by Millennium Partners, L.P.

(5)	Based upon information contained in Schedule 13G/A filed with the SEC on February 14, 2007.

(6)	1,469,770 shares are owned by Millennium Partners, L.P. and/or its affiliates (“Millennium”). Mr. Knapp is Managing Director of Ironsides Partners LLC, which manages a securities account for Millennium. Mr. Knapp has disclaimed all beneficial ownership in these shares to the extent permitted under applicable law.

FEDERAL INCOME TAX MATTERS

This summary of certain aspects of the federal income tax treatment of the Company and its shareholders is based upon the Code, judicial decisions, Treasury Regulations and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in shares of our common stock.

You should consult your own tax adviser with respect to the tax considerations applicable to the holding of shares of our common stock. This discussion does not address all aspects of federal income taxation relevant to holders of our common stock in light of their personal circumstances, or to certain types of holders subject to special treatment under federal income tax laws, including foreign taxpayers. This discussion does not address any aspects of foreign, state or local tax laws. The Company is actively managed and its investment strategies may be employed without regard to the tax consequences of the Company’s transactions on the Company’s shareholders.

We intend to continue to qualify for treatment as a RIC under Subchapter M of the Code and for the favorable tax treatment accorded RICs. In order to permit us to deduct from our taxable income dividends we distribute to our shareholders, in addition to meeting other requirements, we must distribute for each taxable year at least 90% of (i) our investment company taxable income (consisting generally of net investment income from interest and dividends and net realized short term capital gains) and (ii) our net tax-exempt interest, if any. We must also meet several additional requirements, including:

•	At least 90% of our gross income for each taxable year must be from dividends, interest, payments with respect to securities loans, gains from sales or other dispositions of stock, securities or foreign currencies, other income derived with respect to our business of investing in such stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership” (generally, a publicly traded partnership other than one where at least 90% of its gross income is gross income that would otherwise be qualifying gross income for a RIC),

•	As diversification requirements, as of the close of each quarter of our taxable year:

•	at least 50% of the value of our assets must consist of cash, cash items, U.S. government securities, the securities of other RICs and other securities to the extent that (1) we do not hold more than 10% of the outstanding voting securities of an issuer of such other securities and (2) such other securities of any one issuer do not represent more than 5% of our total assets, and

•	no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities or the securities of other RICs), of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses, or of one or more qualified publicly traded partnerships.

If we were unable to qualify for treatment as a RIC, we would be subject to tax on our ordinary income and realized capital gains (including gains realized on the distribution of appreciated property) at regular corporate rates. We would not be able to deduct distributions to shareholders, nor would they be required to be made. Distributions would be taxable to our shareholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction and individual distributees would qualify for the reduced tax rates applicable to “qualified dividends” under the Code. Distributions in excess of current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a gain realized from the sale or exchange of property. If the Company fails to meet the requirements of Subchapter M for more than two consecutive taxable years and then seeks to requalify under Subchapter M, it may be required to recognize gain to the extent of any unrealized appreciation on its assets. In that case, any gain recognized by the Company likely would be distributed to shareholders as a taxable distribution.

If we qualify as a RIC and distribute to shareholders each year in a timely manner the sum of (i) at least 90% of our “investment company taxable income” as defined in the Code and (ii) at least 90% of our net tax-exempt interest, if any, we will not be subject to federal income tax on the portion of our taxable income and gains we distribute to shareholders. In addition, if we distribute in a timely manner the sum of (i) 98% of our ordinary income for each calendar year, (ii) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any untaxed income or gains not distributed in prior years, we will not be subject to the 4% nondeductible federal excise tax on certain undistributed income of RICs. We will be subject to regular corporate income tax (currently at rates up to 35%) on any undistributed net investment income and any undistributed net capital gain. We will also be subject to alternative minimum tax, but any tax preference items would be apportioned between us and our shareholders in the same proportion that dividends (other than capital gain dividends) paid to each shareholder bear to our taxable income determined without regard to the dividends paid deduction.

The Company’s net realized capital gains from securities transactions will be distributed only after reducing such gains by the amount of any available capital loss carryforwards. Capital losses may be carried forward to offset any capital gains for eight years, after which any undeducted capital loss remaining is lost as a deduction. As of October 31, 2006, the Company had a net capital loss carryforward of $73,524,707 of which $28,213,867 will expire in the year 2010, $4,220,380 will expire in the year 2011, $37,794,910 will expire in the year 2012 and $3,295,550 will expire in the year 2013. To the extent future capital gains are offset by capital loss carryforwards, such gains are not subject to the distribution provisions described above. Capital loss carryforwards may be subject to additional limitations. As of October 31, 2006, the Company also had net unrealized capital losses of approximately $11.6 million. The deductibility of such losses upon realization may be subject to limitations as a result of the capital share activity.

If we acquire debt obligations that were originally issued at a discount, or that bear interest at rates that are not fixed (or are not certain “qualified variable rates”) or that is not payable, or payable at regular intervals over the life of the obligation, we will be required to include in taxable income each year a portion of the “original issue discount” that accrues over the life of the obligation, regardless of whether the income is received by us, and may be required to make distributions in order to continue to qualify for favorable RIC tax treatment or to avoid the 4% federal excise tax on certain undistributed income. In this event, we may be required to sell temporary investments or other assets to meet the distribution requirements.

For any period during which we qualify for treatment as a RIC for federal income tax purposes, distributions to shareholders attributable to our ordinary income (including dividends, interest and original issue discount) and net realized short-term capital gains generally will be taxable as ordinary income to shareholders to the extent of our current or accumulated earnings and profits, except to the extent the we receive “qualified dividends” and designate such amounts for individual shareholders as “qualified dividends”. The lower tax rate for “qualified dividends” (currently a maximum rate of 15%) will apply only if the individual shareholder holds shares in the Company, and the Company holds shares in the dividend-paying corporation, at least 61 days during a prescribed period. The prescribed period is the 121-day period beginning 60 days before the date on which the shareholder or the Company, as the case may be, becomes entitled to receive the dividend. In determining the holding period for this purpose, any period during which the recipient’s risk of loss is offset by means of options, short sales or similar transactions is not counted. Additionally, an individual shareholder would not benefit to the extent it is obligated (e.g., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property.

Corporate shareholders are generally eligible for the 70% dividends-received deduction with respect to ordinary income (but not capital gain) dividends to the extent such amount designated by us does not exceed the dividends received by us from domestic corporations. A corporate shareholder’s dividends-received deduction will be disallowed unless it holds shares in the Company, and the Company holds shares in the dividend-paying corporation, at least 46 days during the 91-day period beginning 45 days before the date on which the shareholder or the Company, as the case may be, becomes entitled to receive the dividend. In determining the holding period for this purpose, any period during which the recipient’s risk of loss is offset by means of options, short sales or similar transactions is not counted. Additionally, a corporate shareholder would not benefit to the extent it is obligated (e.g., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property. Furthermore, the dividends-received deduction will be disallowed to the extent a corporate shareholder’s investment in shares of the Company, or the Company’s investment in the shares of the dividend-paying corporation, is financed with indebtedness.

Distributions in excess of our earnings and profits will first be treated as a return of capital which reduces the shareholder’s adjusted basis in his or her shares of common stock and then as gain from the sale of shares of our common stock. Distributions of our net realized long-term capital gains (designated by us as capital gain dividends) will be taxable to shareholders as long-term capital gains regardless of the shareholder’s holding period in his or her common stock.

Any dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it were paid by us and received by the shareholders on December 31 of the year in which it was declared. In addition, we may elect to relate a dividend back to the prior taxable year if we (i) declare such dividend prior to the due date (including extensions) for filing our return for that taxable year, (ii) make the election in that return, and (iii) distribute the amount in the 12-month period following the close of the taxable year but not later than the first regular dividend payment following the declaration. Any such election will not alter the general rule that a shareholder will be treated as receiving a dividend in the taxable year in which the distribution is made (subject to the October, November, December rule described above).

To the extent that we retain any capital gains, we may designate them as “deemed distributions” and pay a tax thereon for the benefit of our shareholders. In that event, the shareholders must report their share of retained realized long-term capital gains on their individual tax returns as if the share had been received, and may report a credit on such returns for the tax paid thereon by us. The amount of the deemed distribution net of such tax is then added to the shareholder’s cost basis for his or her common stock. Since we expect to pay tax on capital gains at regular corporate tax rates and the maximum rate payable by individuals on such gains can currently be as low as 15%, the amount of credit that individual shareholders may report is expected to exceed the amount of tax that they would be required to pay on the deemed distributions. Shareholders who are not subject to federal income tax or are unable to utilize fully the tax credit attributable to the deemed distribution should be able to file a return on the appropriate form and claim a refund for the excess credit.

Section 1202 of the Code permits the exclusion, for federal income tax purposes, of 50% of any gain (subject to certain limitations) realized upon the sale or exchange of “qualified small business stock” held for more than five years. Generally, qualified small business stock is stock of a small business corporation acquired directly from the issuing corporation, which must (i) at the time of issuance and immediately thereafter have assets of not more than $50 million and (ii) throughout substantially all of the holder’s holding period for the stock be actively engaged in the conduct of a trade or business not excluded by law. If we acquire qualified small business stock, hold such stock for five years and dispose of such stock at a profit, a noncorporate shareholder who held shares of our common stock at the time we purchased the qualified small business stock and at all times thereafter until we disposed of the stock would be entitled to exclude from such shareholder’s taxable income 50% of such shareholder’s share of such gain. Seven percent (7%) of any amount so excluded would currently be treated as a preference item for alternative minimum tax purposes. Comparable rules apply under the qualified small business stock “rollover” provisions of section 1045 of the Code, under which gain otherwise reportable by individuals with respect to sales by us of qualified small business stock held for more than six months can be deferred if we reinvest the sales proceeds within 60 days in other qualified small business stock.

A shareholder may recognize taxable gain or loss if the shareholder sells or exchanges such shareholder’s shares of common stock. Any gain arising from the sale or exchange of common stock generally will be treated as capital gain or loss if the common stock is held as a capital asset, and will be treated as long-term capital gain or loss if the shareholder has held his or her shares of common stock for more than one year. However, any capital loss arising from a sale or exchange of shares of common stock held for six months or less will be treated as a long-term capital loss to the extent of the amount of long-term capital gain distributions received (or deemed to be received) with respect to such shares of common stock.

Pursuant to recently issued Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service (the “IRS”) certain information on Form 8886 if they participate in a “reportable transaction”. A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the existence of significant book-tax differences or the recognition of a loss in excess of certain thresholds. Under new legislation a significant penalty is imposed on taxpayers who participate in a “reportable transaction” and fail to make the required disclosure. Investors should consult their own tax advisors concerning any possible federal, state or local disclosure obligations with respect to their investment in shares of the Company.

We may be required to withhold U.S. federal income tax at the rate of 28% of all taxable distributions payable to shareholders who fail to provide us with their correct taxpayer identification number or a certificate that the shareholder is exempt from backup withholding, or if the IRS notifies us that the shareholder is subject to backup withholding. Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability.

There is generally no withholding tax to a shareholder who is not a U.S. person within the meaning of the Code (“Non-U.S. Person”) (i) on the portion of the Company’s distributions that consist of long-term capital gains realized by the Company, and (ii) for the Company’s taxable years beginning after December 31, 2004 and before January 1, 2008, on the portion of the Company’s distributions that we designate as short-term capital gain dividends or “interest-related dividends” (generally, dividends attributable to net interest income from U.S. sources that would not result in U.S. withholding taxes if earned directly by the shareholder), in all cases provided that such distributions are not effectively connected with the conduct of a trade or business in the U.S. by such Non-U.S. Person. However, the remaining distributions to Non-U.S. Persons are generally subject to a 30% withholding tax, unless reduced or eliminated by treaty. Other rules may apply to Non-U.S. Persons (i) whose income from the Company is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Person or (ii) to the extent the Company is a qualified investment entity under Section 897(h) of the Code and makes distributions if such distributions are attributable to dispositions of United States real property interests (e.g., investments in certain real estate investment trusts); such investors should consult with their own advisers regarding those rules.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Person will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the corporate-level tax we pay on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Person must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Person would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

A tax-exempt U.S. person investing in the Company will not realize unrelated business taxable income with respect to an unleveraged investment in shares. Tax-exempt U.S. persons are urged to consult their own tax advisors concerning the U.S. tax consequences of an investment in the Company.

From time to time, the Company may be considered under the Code to be a nonpublicly offered regulated investment company. Under Temporary Regulations, certain expenses of nonpublicly offered regulated investment companies, including advisory fees, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as an individual (thus, for example, a qualified pension plan is not subject to this rule). Such a shareholder’s pro rata portion of the affected expenses, including the management fee and incentive fee payable to the manager, will be treated as an additional dividend to the shareholder and will be deductible by such shareholder, subject to the 2% “floor” on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code. A “nonpublicly offered regulated investment company” is a RIC whose shares are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market nor (iii) held by at least 500 persons at all times during the taxable year.

Unless an exception applies, we will mail to each shareholder, as promptly as possible after the end of each fiscal year, a notice detailing, on a per distribution basis, the amounts includible in such shareholder’s taxable income for such year as net investment income, as net realized capital gains (if applicable) and as “deemed” distributions of capital gains, including taxes paid by us with respect thereto. In addition, absent an exemption, the federal tax status of each year’s distributions will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on each shareholder’s particular situation. Shareholders should consult their own tax advisers with respect to the particular tax consequences to them of an investment in us.

Under our Plan, all cash distributions to shareholders will be automatically reinvested in additional whole and fractional shares of our common stock unless you elect to receive cash. For federal income tax purposes, however, you will be deemed to have constructively received cash and such amounts should be included in your income to the extent such constructive distribution otherwise represents a taxable dividend for the year in which such distribution is credited to your account. The amount of the distribution is the value of the shares of common stock acquired through the dividend reinvestment plan.

CERTAIN GOVERNMENT REGULATIONS

We operate in a highly regulated environment. The following discussion generally summarizes certain government regulations.

Business Development Company.  A business development company is defined and subject to the regulations of the 1940 Act. A business development company must be organized in the United States for the purpose of investing in or lending to primarily private companies and making managerial assistance available to them. A business development company may use capital provided by public shareholders and from other sources to invest in long-term, private investments in businesses.

As a business development company, we may not acquire any asset other than “qualifying assets” unless, at the time we make the acquisition, the value of our qualifying assets represent at least 70% of the value of our total assets. The principal categories of qualifying assets relevant to our business are:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An “eligible portfolio company” is defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c) satisfies any of the following:

•	does not have any class of securities with respect to which a broker or dealer may extend margin credit;

•	is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or

•	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

The SEC recently adopted Rules 2a-46 and 55a-1 under the 1940 Act, which together expand the foregoing definition of “eligible portfolio company” to include, among others, U.S. operating companies that do not have a class of securities listed on a national exchange.

(2) Securities of any eligible portfolio company which we control.

(3) Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4) Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5) Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6) Cash, cash equivalents, U.S. Government securities or high-quality debt maturing in one year or less from the time of investment.

To include certain securities described above as qualifying assets for the purpose of the 70% test, a business development company must make available to the issuer of those securities significant managerial assistance such as providing significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company, or making loans to a portfolio company. We offer to provide managerial assistance to each of our portfolio companies.

As a business development company, we are entitled to issue senior securities in the form of stock or senior securities representing indebtedness, including debt securities and preferred stock, as long as each class of senior security has an asset coverage ratio of at least 200% immediately after each such issuance. See “Risk Factors.” We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Independent Directors and, in some cases, prior approval by the SEC. On July 11, 2000, the SEC granted us an exemptive order permitting us to make co-investments with certain of our affiliates in portfolio companies, subject to various conditions. During the last completed fiscal year, the Company did not engage in any transactions pursuant to this order.

As with other companies subject to regulations of the 1940 Act, a business development company must adhere to certain other substantive ongoing regulatory requirements. A majority of our directors must be persons who are not “interested persons,” as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the business development company. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to the company or our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and TTG Advisers maintain a code of ethics that establishes procedures for personal investment and restricts certain transactions by our personnel. The code of ethics generally does not permit investment by our employees in securities that may be purchased or held by us. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on operations of the Public Reference Room by calling the SEC at (202) 942-8090. In addition, the code of ethics is available on the EDGAR Database on the SEC Internet site at http://www.sec.gov. You may obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, 100 F Street, NE, Washington, D.C. 20549.

We may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company unless authorized by vote of a “majority of the outstanding voting securities,” as defined in the 1940 Act, of our shares. A majority of the outstanding voting securities of a company is defined by the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present and represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

We are periodically examined by the SEC for compliance with the 1940 Act.

DIVIDEND REINVESTMENT PLAN

All of our shareholders who hold shares of common stock in their own name will automatically be enrolled in our dividend reinvestment plan (the “Plan”). All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (the “Plan Agent”), in additional shares of our common stock. Any shareholder may, of course, elect to receive his or her dividends and distributions in cash. Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. For any of our shares that are held by banks, brokers or other entities that hold our shares as nominees for individual shareholders, the Plan Agent will administer the Plan on the basis of the number of shares certified by any nominee as being registered for shareholders that have not elected to receive dividends and distributions in cash. To receive your dividends and distributions in cash, you must notify the Plan Agent.

The Plan Agent serves as agent for the shareholders in administering the Plan. When we declare a dividend or distribution payable in cash or in additional shares of our common stock, those shareholders participating in the dividend reinvestment plan will receive their dividend or distribution in additional shares of our common stock. Such shares will be either newly issued by us or purchased in the open market by the Plan Agent. If the market value of a share of our common stock on the payment date for such dividend or distribution equals or exceeds the net asset value per share on that date, we will issue new shares at the net asset value. If the net asset value exceeds the market price of our common stock, the Plan Agent will purchase in the open market such number of shares of our common stock as is necessary to complete the distribution.

The Plan Agent will maintain all shareholder accounts in the Plan and furnish written confirmation of all transactions. Shares of our common stock in the Plan will be held in the name of the Plan Agent or its nominee and such shareholder will be considered the beneficial owner of such shares for all purposes.

There is no charge to shareholders for participating in the Plan or for the reinvestment of dividends and distributions. We will not incur brokerage fees with respect to newly issued shares issued in connection with the Plan. Shareholders will, however, be charged a pro rata share of any brokerage fee charged for open market purchases in connection with the Plan.

We may terminate the Plan upon providing written notice to each shareholder participating in the Plan at least 60 days prior to the effective date of such termination. We may also materially amend the Plan at any time upon providing written notice to shareholders participating in the Plan at least 30 days prior to such amendment (except when necessary or appropriate to comply with applicable law or rules and policies of the SEC or other regulatory authority). You may withdraw from the Plan upon providing notice to the Plan Agent. You may obtain additional information about the Plan from the Plan Agent.

DESCRIPTION OF SECURITIES

The following summary of our capital stock and other securities does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation.

Our authorized capital stock is 150,000,000 shares, $0.01 par value.

Common Stock

At July 31, 2007, there were 24,262,566 shares of common stock outstanding and 4,041,883 shares of common stock in our treasury. To date, no other classes of stock have been issued.

(4)
			(3)	Amount
			Amount Held	Outstanding
		(2)	by Us	Exclusive of
	(1)	Amount	or for Our	Amounts
	Title of Class	Authorized	Account	Shown Under(3)

MVC Capital, Inc.	Common Stock	150,000,000	4,041,883	24,262,566

All shares of common stock have equal rights as to earnings, assets, dividends and voting privileges and all outstanding shares of common stock are fully paid and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our board of directors out of funds legally available therefore. Our common stock has no preemptive, conversion or redemption rights and is freely transferable. In the event of liquidation, each share of common stock is entitled to share ratably in all of our assets that are legally available for distributions after payment of all debts and liabilities and subject to any prior rights of holders of preferred stock, if any, then outstanding. Each share of common stock is entitled to one vote and does not have cumulative voting rights, which means that holders of a majority of the shares, if they so choose, could elect all of the directors, and holders of less than a majority of the shares would, in that case, be unable to elect any director. All shares of common stock offered hereby will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

In order to issue preferred stock, it will be necessary for our board of directors and shareholders to approve an amendment to our certificate of incorporation providing for such issuance. The board of directors may then authorize the issuance of preferred stock with such preferences, powers, rights and privileges as the board deems appropriate; except that, such an issuance must adhere to the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to common stock, the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets; and (ii) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more. We believe the availability of such stock will provide us with increased flexibility in structuring future financings and acquisitions. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of the preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.

Warrants

We may issue warrants to purchase shares of our common stock. Such warrants may be issued independently or together with shares of common stock and may be attached or separate from such shares of common stock. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years; (ii) the exercise or conversion price is not less than the current market value at the date of issuance; (iii) our shareholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of MVC Capital and its shareholders; and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also generally provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

Debt Securities

We may issue debt securities that may be senior or subordinated in priority of payment. We will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange, the name and address of the trustee and any other specific terms of the debt securities.

Limitation on Liability of Directors

We have adopted provisions in our certificate of incorporation limiting the liability of our directors for monetary damages. The effect of these provisions in the certificate of incorporation is to eliminate the rights of MVC Capital and its shareholders (through shareholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent behavior) except in certain limited situations. These provisions do not limit or eliminate the rights of MVC Capital or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s or officer’s duty of care. These provisions will not alter the liability of directors or officers under federal securities laws.

Delaware Law and Certain Charter And Bylaw Provisions; Anti-Takeover Measures

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. Our certificate of incorporation and fifth amended and restated bylaws provide that:

•	directors may be removed only for cause by the affirmative vote of the holders of at least seventy-five percent of the shares then entitled to vote; and

•	any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may only be filled by vote of the directors then in office.

The limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us.

Our certificate of incorporation and fifth amended and restated bylaws also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting; and

•	special meetings of the stockholders may only be called by a majority of our board of directors, Chairman, Vice Chairman, Chief Executive Officer, President, Secretary and any Vice President.

Our fifth amended and restated bylaws provide that, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.

Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation permits our board of directors to amend or repeal our bylaws. Our bylaws generally can be amended with the approval of at least sixty-six and two-thirds percent (66 2/3%) of the total number of authorized directors subject to certain exceptions, which provisions will require the vote of seventy-five percent (75%) of the total number of authorized directors to be amended. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of stock entitled to vote is required to amend or repeal any of the provisions of our fifth amended and restated bylaws. Generally our certificate of incorporation may be amended by holders of a majority of the shares of our stock issued and outstanding and entitled to vote. However, the vote of at least sixty-six and two-thirds percent (66 2/3%) of the shares of our stock entitled to vote is required to amend or repeal any provision pertaining to the board of directors, limitation of liability, indemnification or stockholder action.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways (or in any combination): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The securities may be sold “at-the-market” to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent.

The offering of securities by the Company pursuant to this prospectus will be reviewed by the NASD under Rule 2810. The maximum commission or discount to be received by any member of the National Association of Securities Dealers, Inc. or broker-dealer will not be greater than 10% for the sale of any securities being registered and 0.5% for due diligence.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for soliciting these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter identified in the applicable prospectus supplement. We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

LEGAL COUNSEL

Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, acts as legal counsel to the Company.

SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Pursuant to an agreement with the Company, US Bank National Association acts as the Company’s custodian with respect to the safekeeping of its securities. The principal business office of the custodian is 1555 North River Center Drive, Suite 302, Milwaukee, WI 53212.

The Company employs Computershare Ltd. as its transfer agent to record transfers of the shares, maintain proxy records and to process distributions. Computershare’s principal business office is 250 Royall Street, Canton, Massachusetts 02021.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of business.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Ernst & Young LLP, for the years ended October 31, 2006, October 31, 2005, October 31, 2004 and October 31, 2003, as set forth in its reports thereon and included elsewhere herein and are included in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

MVC CAPITAL, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets — July 31, 2007 (unaudited), October 31, 2006 and October 31, 2005	F-2
Consolidated Schedule of Investments — July 31, 2007 (unaudited) and October 31, 2006	F-3
Consolidated Statements of Operations — For the Periods ended July 31, 2007 and July 31, 2006 (unaudited) and for the Years Ended October 31, 2006, 2005 and 2004	F-9
Consolidated Statements of Cash Flows — For the Periods ended July 31, 2007 and July 31, 2006 (unaudited) and for the Years Ended October 31, 2006, 2005 and 2004	F-10
Consolidated Statements of Changes in Net Assets — For the Periods ended July 31, 2007 and July 31, 2006 (unaudited) and for the Years Ended October 31, 2006, 2005 and 2004	F-12
Consolidated Selected Per Share Data and Ratios — For the Periods ended July 31, 2007 and July 31, 2006 (unaudited) and for the Years Ended October 31, 2006, 2005 and 2004	F-13
Notes to Consolidated Financial Statements	F-14
Report of Independent Registered Accounting Firm	F-40
Schedule 12-14	F-41

CONSOLIDATED FINANCIAL STATEMENTS

MVC Capital, Inc.

Consolidated Balance Sheets

	July 31,	October 31,	October 31,
	2007	2006	2005
	(Unaudited)

ASSETS
Assets
Cash and cash equivalents	$112,833,085	$66,217,123	$77,324,092
Investments at fair value (cost $334,739,98, $286,850,759 and $171,591,242)
Non-control/Non-affiliated investments (cost $119,586,309, $108,557,066 and $74,495,549)	85,023,815	71,848,976	33,685,925
Affiliate investments (cost $101,424,084, $71,672,386 and $40,370,059)	111,215,266	75,248,140	32,385,810
Control investments (cost $113,729,588, $106,621,307 and $56,725,634)	120,627,554	128,794,436	56,225,944

Total investments at fair value	316,866,635	275,891,552	122,297,679
Dividends, interest and fees receivable	2,689,072	1,617,511	902,498
Prepaid expenses	2,579,035	2,597,547	364,780
Prepaid taxes	385,138	—	98,374
Deferred tax	724,006	548,120	303,255
Deposits	442,129	120,000	—
Other assets	29,443	54,796	88,600

Total assets	$436,548,543	$347,046,961	$201,379,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Term loan	$50,000,000	$50,000,000	$—
Revolving credit facility	—	50,000,000	—
Provision for incentive compensation (Note 9)	17,104,294	7,172,352	1,117,328
Management fee payable	1,616,021	—
Employee compensation and benefits	—	1,635,600	807,000
Reserve for closing conditions	2,869,711	—
Other accrued expenses and liabilities	985,469	774,048	353,606
Professional fees	438,487	402,133	276,621
Payable for investment purchased	—	—	79,708
Consulting fees	81,302	70,999	3,117
Directors’ fees	—	(35,312)	2,898
Taxes payable	—	33,455	—

Total liabilities	73,095,284	110,053,587	2,640,278

Shareholders’ equity
Common stock, $0.01 par value; 150,000,000 shares authorized; 24,262,566, 19,093,929 and 19,086,566 shares outstanding, respectively	283,044	231,459	231,459
Additional paid-in-capital	431,875,809	353,479,871	358,571,795
Accumulated earnings	20,278,590	22,026,261	13,528,526
Dividends paid to stockholders	(30,852,794)	(21,592,946)	(12,429,181)
Accumulated net realized loss	(7,167,014)	(73,016,601)	(78,633,248)
Net unrealized depreciation	(17,873,346)	(10,959,207)	(49,293,563)
Treasury stock, at cost, 4,041,883, 4,052,019 and 4,059,382 shares held, respectively	(33,091,030)	(33,175,463)	(33,236,788)

Total shareholders’ equity	363,453,259	236,993,374	198,739,000

Total liabilities and shareholders’ equity	$436,548,543	$347,046,961	$201,379,278

Net asset value per share	$14.98	$12.41	$10.41

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Schedule of Investments
July 31, 2007
(Unaudited)

Company	Industry	Investment	Principal	Cost	Fair Value

Non-Control/Non-Affiliated Investments — 23.39% (a, c, f, g)
Actelis Networks, Inc.	Technology Investments	Preferred Stock (150,602 shares)(d)		$5,000,003	$—
Amersham Corp.	Manufacturer of Precision - Machined Components	Second Lien Seller Note 10.0000%, 06/29/2010(h)	$2,473,521	2,473,521	2,473,521
		Second Lien Seller Note 19.0000%, 06/30/2013(b, h)	2,998,406	2,998,403	2,998,406

				5,471,924	5,471,927

BP Clothing, LLC	Apparel	Second Lien Loan 14.0000%, 07/18/2012(b, h)	17,738,760	17,444,106	17,738,760
		Term Loan A 9.5700%, 07/18/2011(h)	2,640,000	2,600,587	2,600,587
		Term Loan B 11.7200%, 07/18/2011(h)	2,000,000	1,970,336	1,970,336

				22,015,029	22,309,683

DPHI, Inc.	Technology Investments	Preferred Stock (602,131 shares)(d)		4,520,350	—
FOLIOfn, Inc.	Technology Investments	Preferred Stock (5,802,259 shares)(d)		15,000,000	7,100,000
Henry Company	Building Products / Specialty Chemicals	Term Loan A 8.8200%, 04/06/2011(h)	1,900,367	1,900,367	1,900,367
		Term Loan B 13.0700%, 04/06/2011(h)	2,000,000	2,000,000	2,000,000

				3,900,367	3,900,367

Innovative Brands, LLC	Consumer Products	Term Loan 11.1250%, 09/25/2011(h)	14,887,500	14,887,500	14,887,500
JDC Lighting, LLC	Electrical Distribution	Senior Subordinated Debt 17.0000%, 01/31/2009 (b, h)	3,139,758	3,107,393	3,139,758
Lockorder Limited	Technology Investments	Common Stock (21,064 shares) (d, e)		2,007,701	—
MainStream Data, Inc.	Technology Investments	Common Stock (5,786 shares)(d)		3,750,000	—
SafeStone Technologies Limited	Technology Investments	Common Stock (21,064 shares) (d, e)		2,007,701	—
Sonexis, Inc.	Technology Investments	Common Stock (131,615 shares)(d)		10,000,000	—
SP Industries, Inc.	Laboratory Research Equipment	Term Loan B 13.3200%, 03/31/2011(h)	7,725,967	7,687,660	7,725,967
		Senior Subordinated Debt 16.0000%, 03/31/2012(b, h)	13,349,113	13,085,375	13,349,113

				20,773,035	21,075,080

Storage Canada, LLC	Self Storage	Term Loan 8.7500%, 03/30/2013(h)	1,320,500	1,326,306	1,320,500
		Term Loan 8.7500%, 10/06/2013(h)	619,000	619,000	619,000
		Term Loan 8.7500%, 01/19/2014(h)	705,000	705,000	705,000

				2,650,306	2,644,500

Total Safety U.S., Inc.	Engineering Services	First Lien Seller Note 8.3400%, 12/08/2012(h)	995,000	995,000	995,000
		Second Lien Seller Note 11.8600%, 12/08/2013(h)	3,500,000	3,500,000	3,500,000

				4,495,000	4,495,000

Sub Total Non-Control/Non-Affiliated Investments — 30.60% (a, c, f, g)				119,586,309	85,023,815

Affiliate Investments
Dakota Growers Pasta Company, Inc	Manufacturer of Packaged Foods	Common Stock (1,016,195 shares)		5,521,742	10,161,950
		Convertible Preferred Stock (1,065,000)(d)		10,357,500	10,650,000

				15,879,242	20,811,950

Endymion Systems, Inc.	Technology Investments	Preferred Stock (7,156,760 shares)(d)		7,000,000	—
Genevac U.S. Holdings, Inc.	Laboratory Research Equipment	Senior Subordinated Debt 12.5000%, 01/03/2008(e, h)	12,962,963	12,962,963	12,962,963
		Common Stock (140 shares)(b, e)		1,068,967	1,068,967

				14,031,930	14,031,930

HuaMei Capital Company, Inc.	Financial Services	Common Stock (500 shares)(d)		2,000,000	2,000,000
Impact Confections, Inc.	Confections Manufacturing and Distribution	Senior Subordinated Debt 17.0000%, 07/30/2009(b, h)	5,654,239	5,595,656	5,654,239
		Senior Subordinated Debt 9.3200%, 07/29/2008(h)	325,000	322,841	325,000
		Common Stock (252 shares)(d)		2,700,000	2,700,000

				8,618,497	8,679,239

Marine Exhibition Corporation	Theme Park	Senior Subordinated Debt 11.0000%, 06/30/2013(b, h)	10,400,313	10,230,635	10,400,313
		Convertible Preferred Stock (20,000(b)		2,160,250	2,160,250

				12,390,885	12,560,563

MVC Capital, Inc.

Consolidated Schedule of Investments (Continued)
July 31, 2007
(Unaudited)

Company	Industry	Investment	Principal	Cost	Fair Value

Octagon Credit Investors, LLC	Financial Services	Term Loan 9.5700%, 12/31/2011(h)	5,000,000	4,941,070	5,000,000
		Revolving Line of Credit 9.5700%, 12/31/2011(h)	6,050,000	6,050,000	6,050,000
		Limited Liability Company Interest		1,034,179	3,689,084

				12,025,249	14,739,084

Phoenix Coal Corporation	Coal Processing and Production	Second Lien Note 15.0000%, 06/08/2011(b, h)	$7,360,803	$7,252,928	$7,360,803
		Common Stock (1,666,667 shares)(d)		1,000,000	1,000,000

				8,252,928	8,360,803
PreVisor, Inc.	Human Capital Management	Common Stock (9 shares)(d)		6,000,000	7,700,000
Vitality Foodservice, Inc.	Non-Alcoholic Beverages	Common Stock (556,472 shares)(d)		5,564,716	9,064,716
		Preferred Stock (1,000,000 shares)(b, h)		9,660,637	12,166,981
		Warrants(d)		—	1,100,000

				15,225,353	22,331,697
Sub Total Affiliate Investments				101,424,084	111,215,266
Control Investments — 33.19% (a, c, f, g)
Auto MOTOL BENI	Automotive Dealership	Bridge Loan 12.0000%, 12/31/2007(e, h)	2,000,000	2,000,000	2,000,000
		Common Stock (200 shares)(d, e)		2,000,000	2,000,000

				4,000,000	4,000,000
Harmony Pharmacy & Health Center, Inc.	Healthcare — Retail	Revolving Credit Facility 10.0000%, 12/01/09(h)	3,350,000	3,350,000	3,350,000
		Common Stock (2,000,000 shares)(d)		750,000	750,000

				4,100,000	4,100,000
MVC Partners, LLC	Private Equity Firm	Limited Liability Company Interest(d)		70,898	70,898
Ohio Medical Corporation	Medical Device Manufacturer	Common Stock (5,620 shares)(d)		17,000,000	17,200,000
		Convertible Unsecured Subordinated Promissory Note 17.3200%, 07/30/2008(h)	2,000,000	2,000,000	2,000,000

				19,000,000	19,200,000
SIA Tekers Invest	Port Facilities	Common Stock (68,800 shares)(d, e)		2,300,000	2,300,000
SGDA Sanierungsgesellschaft	Soil Remediation	Term Loan 7.0000%, 08/25/2009(e, h)	6,187,350	6,041,892	6,041,892
fur Deponien und Altlasten		Common Equity Interest(d, e)		438,551	560,000
		Preferred Equity Interest(d, e)		5,000,000	5,475,000

				11,480,443	12,076,892
Summit Research Labs, Inc.	Specialty Chemicals	Second Lien Loan 14.0000%, 08/15/2012(b, h)	5,319,013	5,234,987	5,319,013
		Preferred Stock (800 shares)(d)		11,200,000	11,200,000

				16,434,987	16,519,013
Timberland Machines & Irrigation, Inc.	Distributor — Landscaping and Irrigation Equipment	Senior Subordinated Debt 14.5500%, 08/04/2009(b, h)	6,765,785	6,724,639	6,765,785
		Junior Revolving Line of Credit 12.5000%, 07/07/2009(h)	2,500,000	2,500,000	2,500,000
		Common Stock (542 shares) (d)		5,420,291	4,420,291
		Warrants(d)		—	—

				14,644,930	13,686,076
Turf Products, LLC	Distributor — Landscaping and Irrigation Equipment	Senior Subordinated Debt 15.0000%, 11/30/2010(b, h)	7,676,330	7,635,261	7,676,330
		Limited Liability Company Interest(d)		3,821,794	5,821,794
		Warrants(d)		—	—

				11,457,055	13,498,124
U.S. Gas & Electric, Inc.	Energy Services	Second Lien Loan 14.0000%, 07/26/2012(b, h)	5,500,000	5,280,723	5,500,000
		Convertible
		Preferred Stock (32,200 shares)(d)		500,000	500,000
		Convertible Preferred Stock (8,216 shares)(d)		—	—
		Convertible Preferred Stock (1,535 shares)(d)		—	—

				5,780,723	6,000,000
Velocitius B.V	Renewable Energy	Revolving Credit Facility I, 8.0000%, 10/31/2009(e, h)	133,844	133,844	133,844
		Revolving Credit Facility II, 8.0000%, 04/30/2010(e, h)	547,392	547,392	547,392
		Common Equity Interest(d, e)		11,395,315	11,395,315

				12,076,551	12,076,551

MVC Capital, Inc.

Consolidated Schedule of Investments (Continued)
July 31, 2007
(Unaudited)

Company	Industry	Investment	Principal	Cost	Fair Value

Vendio Services, Inc.	Technology Investments	Common Stock (10,476 shares)(d)		5,500,000	15,421
		Preferred Stock (6,443,188 shares)(d)		1,134,001	9,484,579

				6,634,001	9,500,000
Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Debt 12.0000%, 04/29/2011(h)	700,000	700,000	700,000
		Common Stock (81,000 shares)(d)		1,850,000	3,700,000

				2,550,000	4,400,000
WBS Carbons Acquistions Corp.	Specialty Chemicals	Bridge Loan 5.0000%, 11/22/2011(b, h)	1,600,000	1,600,000	1,600,000
		Common Stock (400 shares)(d)		1,600,000	1,600,000

				3,200,000	3,200,000
Sub Total Control Investments				113,729,588	120,627,554
TOTAL INVESTMENT ASSETS 87.18%(f)				$334,739,981	$316,866,635

(a)	These securities are restricted from public sale without prior registration under the Securities Act of 1933. The Company negotiates certain aspects of the method and timing of the disposition of these investments, including registration rights and related costs.

(b)	These securities accrue a portion of their interest/dividends in “payment in kind” interest/dividends which is capitalized to the investment.

(c)	All of the Company’s equity and debt investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except Auto MOTOL BENI, Genevac U.S. Holdings, Inc., Lockorder Limited, SafeStone Technologies Limited, SGDA Sanierungsgesellschaft fur Deponien und Altlasten, SIA Tekers Invest and Velocitius B.V. The Company makes available significant managerial assistance to all of the portfolio companies in which it has invested.

(d)	Non-income producing assets.

(e)	The principal operations of these portfolio companies are located outside of the United States.

(f)	Percentages are based on net assets of $363,453,259 as of July 31, 2007.

(g)	See Note 3 for further information regarding “Investment Classification.”

(h)	All or a portion of these securities have been committed as collateral for the Guggenheim Corporate Funding, LLC Credit Facility.

— Denotes zero Cost/fair value.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Schedule of Investments
October 31, 2006

Company	Industry	Investment	Principal	Cost	Fair Value

Non-Control/Non-Affiliated Investments — 30.32% (a, c, g, f)
Actelis Networks, Inc.	Technology Investments	Preferred Stock (150,602 shares)(d)		$5,000,003	$—
Amersham Corp.	Manufacturer of Precision- Machined Components	Second Lien Seller Note 10.0000%, 06/29/2010(h)	$2,473,521	2,473,521	2,473,521
		Second Lien Seller Note 16.0000%, 06/30/2013(b, h)	2,627,538	2,627,538	2,627,538

				5,101,059	5,101,059
BP Clothing, LLC	Apparel	Second Lien Loan 14.0000%, 07/18/2012(b, h)	10,041,165	9,862,650	10,041,165
		Term Loan A 9.6500%, 07/18/2011(h)	2,910,000	2,858,549	2,858,549
		Term Loan B 11.8000%, 07/18/2011(h)	2,000,000	1,964,638	1,964,638

				14,685,837	14,864,352
DPHI, Inc.	Technology Investments	Preferred Stock (602,131 shares)(d)		4,520,350	—
FOLIOfn, Inc.	Technology Investments	Preferred Stock (5,802,259 shares)(d)		15,000,000	5,000,000
Henry Company	Building Products / Specialty Chemicals	Term Loan A 8.8244%, 04/06/2011(h)	3,000,000	3,000,000	3,000,000
		Term Loan B 13.0744%, 04/06/2011(h)	2,000,000	2,000,000	2,000,000

				5,000,000	5,000,000
Innovative Brands, LLC	Consumer Products	Term Loan 11.1250%, 09/22/2011(h)	15,000,000	15,000,000	15,000,000
JDC Lighting, LLC	Electrical Distribution	Senior Subordinated Debt 17.0000%, 01/31/2009(b, h)	3,035,844	2,988,002	3,035,844
MainStream Data	Technology Investments	Common Stock (5,786 shares)(d)		3,750,000	—
SafeStone Technologies PLC	Technology Investments	Preferred Stock (2,106,378 shares) (d, e)		4,015,402	—
Sonexis, Inc.	Technology Investments	Common Stock (131,615 shares)(d)		10,000,000	—
SP Industries, Inc.	Laboratory Research Equipment	Term Loan B 13.3244%, 03/31/2011(h)	3,059,300	3,007,411	3,059,300
		Senior Subordinated Debt 16.0000%, 03/31/2012(b, h)	12,959,013	12,653,021	12,959,013

				15,660,432	16,018,313
Storage Canada, LLC	Self Storage	Term Loan 8.7500%, 03/30/2013(h)	1,320,500	1,327,073	1,320,500
		Term Loan 8.7500%, 10/06/2013(h)	619,000	619,000	619,000

				1,946,073	1,939,500
Total Safety U.S., Inc.	Engineering Services	Term Loan A 9.8300%, 12/31/2010(h)	4,908,257	4,908,257	4,908,257
		Term Loan B 13.8300%, 12/31/2010(h)	981,651	981,651	981,651

				5,889,908	5,889,908

Sub Total Non-Control/ Non-Affiliated Investments				108,557,066	71,848,976

Affiliate investments — 31.75% (a, c, g, f)
Dakota Growers Pasta Company, Inc.	Manufacturer of Packaged Foods	Common Stock (1,081,195 shares)		5,879,242	8,957,880
Endymion Systems, Inc.	Technology Investments	Preferred Stock (7,156,760 shares)(d)		7,000,000	—
Harmony Pharmacy & Health Center,	Healthcare-Retail Inc.	Common Stock (2,000,000 shares)(d)		750,000	750,000

MVC Capital, Inc.

Consolidated Schedule of Investments — (Continued)
October 31, 2006

Company	Industry	Investment	Principal	Cost	Fair Value

Impact Confections, Inc.	Confections Manufacturing and Distribution	Senior Subordinated Debt 17.0000%, 07/30/2009(b, h)	5,468,123	5,390,649	5,468,123
		Senior Subordinated Debt 9.3244%, 07/29/2008(h)	325,000	321,218	325,000
		Common Stock (252 shares)(d)		2,700,000	2,700,000

				8,411,867	8,493,123

Marine Exhibition Corporation	Theme Park	Senior Subordinated Debt 11.0000%, 06/30/2013(b, h)	10,091,111	9,899,988	10,091,111
		Convertible Preferred Stock (20,000 shares)(b)		2,035,652	2,035,652

				11,935,640	12,126,763
Octagon Credit Investors, LLC	Financial Services	Term Loan 9.5744%, 12/31/2011(h)	5,000,000	4,931,096	5,000,000
		Revolving Line of Credit 9.5744%, 12/31/2011(h)	3,250,000	3,250,000	3,250,000
		Limited Liability Company Interest		894,095	1,927,932

				9,075,191	10,177,932
Phoenix Coal Corporation	Coal Processing and Production	Common Stock (1,666,667)(d)		1,000,000	1,000,000
		Second Lien Note 15.0000%, 06/08/2011(b, h)	7,088,615	6,959,809	7,088,615

				7,959,809	8,088,615
PreVisor, Inc.	Human Capital Management	Common Stock (9 shares)(d)		6,000,000	6,000,000
Vitality Foodservice, Inc.	Non-Alcoholic Beverages	Common Stock (500,000 shares)(d)		5,000,000	8,500,000
		Preferred Stock (1,000,000 shares)(b, h)		9,660,637	11,053,827
		Warrants(d)		—	1,100,000

				14,660,637	20,653,827

Sub Total Affiliate investments				71,672,386	75,248,140

Control investments — 54.34% (a, c, f, g)
Auto MOTOL BENI	Automotive Dealership	Common Stock (200 shares)(d, e)		$2,000,000	$2,000,000

Baltic Motors Corporation	Automotive Dealership	Senior Subordinated Debt 10.0000%, 06/24/2007(e, h)	$4,500,000	4,500,000	4,500,000
		Bridge Loan 12.0000%, 12/22/2006(e, h)	1,000,000	1,000,000	1,000,000
		Common Stock (60,684 shares)(d, e)		8,000,000	21,155,000

				13,500,000	26,655,000

Ohio Medical Corporation	Medical Device Manufacturer	Common Stock (5,620 shares)(d)		17,000,000	26,200,000

SGDA Sanierungsgesellschaft	Soil Remediation	Term Loan 7.0000%, 08/25/2009(e, h)	6,187,350	5,989,710	5,989,710
fur Deponien und Altlasten		Common Equity Interest(d, e)		338,551	338,551
		Preferred Equity Interest(d, e)		5,000,000	5,000,000

				11,328,261	11,328,261

SIA BM Auto	Automotive Dealership	Common Stock (47,300 shares)(d, e)		8,000,000	8,000,000

Summit Research Labs, Inc.	Specialty Chemicals	Second Lien Loan 14.0000%, 08/15/2012(b, h)	5,044,813	4,948,327	5,044,813
		Preferred Stock (800 shares)(d)		11,200,000	11,200,000

				16,148,327	16,244,813

MVC Capital, Inc.

Consolidated Schedule of Investments — (Continued)
October 31, 2006

Company	Industry	Investment	Principal	Cost	Fair Value

Timberland Machines & Irrigation, Inc.	Distributor — Landscaping and	Senior Subordinated Debt 14.4260%, 08/04/2009(b, h)	6,607,859	6,551,408	6,607,859
	Irrigation Equipment	Junior Revolving Line of Credit 12.5000%, 07/07/2007(h)	2,829,709	2,829,709	2,829,709
		Common Stock (542 shares) (d)		5,420,291	4,420,291
		Warrants(d)		—	—

				14,801,408	13,857,859

Turf Products, LLC	Distributor — Landscaping and	Senior Subordinated Debt 15.0000%, 11/30/2010(b, h)	7,676,330	7,627,137	7,676,330
	Irrigation Equipment	Limited Liability Company Interest(d)		3,821,794	5,821,794
		Warrants(d)		—	—

				11,448,931	13,498,124

Velocitius B.V.	Renewable Energy	Common Equity Interest(d, e)		2,966,765	2,966,765
		Revolving Line of Credit 8.0000%, 10/31/2009(e, h)	143,614	143,614	143,614

				3,110,379	3,110,379

Vendio Services, Inc.	Technology Investments	Common Stock (10,476 shares)(d)		5,500,000	—
		Preferred Stock (6,443,188 shares)(d)		1,134,001	3,400,000

				6,634,001	3,400,000

Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Debt 12.0000%, 04/29/2011(h)	800,000	800,000	800,000
		Common Stock (81,000 shares)		1,850,000	3,700,000

				2,650,000	4,500,000

Sub Total Control Investments				106,621,307	128,794,436

TOTAL INVESTMENT ASSETS 116.41%(f)				$286,850,759	$275,891,552

(a)	These securities are restricted from public sale without prior registration under the Securities Act of 1933. The Company negotiates certain aspects of the method and timing of the disposition of these investments, including registration rights and related costs.

(b)	These securities accrue a portion of their interest/dividends in “payment in kind” interest/dividends which is capitalized to the investment.

(c)	All of the Company’s equity and debt investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except Auto MOTOL BENI, Baltic Motors Corporation, SafeStone Technologies PLC, SGDA Sanierungsgesellschaft fur Deponien und Altlasten,SIA BM Auto and Velocitius B.V. The Company makes available significant managerial assistance to all of the portfolio companies in which it has invested.

(d)	Non-income producing assets.

(e)	The principal operations of these portfolio companies are located outside of the United States.

(f)	Percentages are based on net assets of $236,993,374 as of October 31, 2006.

(g)	See Note 3 for further information regarding “Investment Classification.”

(h)	All or a portion of these securities have been committed as collateral for the Guggenheim Corporate Funding, LLC Credit Facility.

— Denotes zero cost/fair value.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Statements of Operations

	For the	For the
	Period Ended	Period Ended
	November 1,	November 1,	For the	For the	For the
	2006 to	2005 to	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	October 31,	October 31,	October 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)

Operating Income:
Dividend income
Affiliate investments	$370,195	$36,364	$89,842	$1,346,760	$—
Control investments	—	88,525	132,545	—	—

Total dividend income	370,195	124,889	222,387	1,346,760	—

Interest income
Non-control/Non-affiliated investments	8,494,153	4,940,336	6,930,733	5,134,907	2,308,502
Affiliate investments	3,563,392	1,448,213	2,922,372	874,041	218,904
Control investments	3,554,022	2,768,553	3,833,499	2,101,808	469,110

Total interest income	15,611,567	9,157,102	13,686,604	8,110,756	2,996,516

Fee income
Non-control/Non-affiliated investments	754,253	992,473	1,187,954	398,520	109,538
Affiliate investments	678,372	291,982	470,530	232,256	727,595
Control investments	845,640	1,381,625	2,169,236	1,178,331	88,631

Total fee income	2,278,265	2,666,080	3,827,720	1,809,107	925,764

Other income	252,237	455,713	771,405	932,761	64,104

Total operating income	18,512,264	12,403,784	18,508,116	12,199,384	3,986,384

Operating Expenses:
Incentive compensation (Note 9)	10,042,160	4,717,061	6,055,024	1,117,328	1,365,913
Management fee	5,105,029	—	—	—	—
Interest, fees and other borrowing costs	3,636,241	683,590	1,594,009	30,771	2,472
Legal fees	398,000	438,669	685,396	529,541	810,848
Other expenses	360,370	285,458	334,212	461,769	369,085
Insurance	312,606	354,211	471,711	590,493	959,570
Audit fees	237,000	286,788	381,944	287,797	154,938
Administration	208,522	140,342	194,826	137,191	102,593
Directors fees	180,000	156,501	205,071	148,875	175,956
Consulting fees	99,500	282,641	344,576	192,255	—
Printing and postage	74,700	67,325	129,438	71,785	80,278
Public relations fees	58,201	61,600	70,316	116,482	146,509
Facilities	—	486,302	603,328	484,420	90,828
Employee compensation and benefits	—	2,242,005	3,498,571	2,336,242	—

Total operating expenses	20,712,329	10,202,493	14,568,422	6,504,949	4,258,990
Litigation recovery of management fee	—	—	—	—	370,000
Net operating income (loss) before taxes	(2,200,065)	2,201,291	3,939,694	5,694,435	97,394

Tax (Benefit) Expenses:
Deferred tax expense	(175,886)	(132,329)	(244,865)	(215,977)	(87,278)
Current tax (benefit) expense	(276,508)	274,962	403,937	115,044	166,205

Total tax (benefit) expense	(452,394)	142,633	159,072	(100,933)	78,927

Net operating income (loss)	(1,747,671)	2,058,658	3,780,622	5,795,368	18,467

Net Realized and Unrealized Gain (Loss) on Investments:
Net realized loss on investments
Non-control/Non-affiliated investments	376,329	(147,640)	(151,877)	(6,684,320)	(17,465,808)
Affiliate investments	—	3,163,722	5,373,267	3,407,457	(20,329,102)
Control investments	65,473,258	—	—	—	—
Foreign currency	—	—	—	(18,687)	—

Total net realized loss on investments	65,849,587	3,016,082	5,221,390	(3,295,550)	(37,794,910)
Net change in unrealized appreciation on investments	(6,914,139)	26,395,490	38,334,356	23,768,366	49,381,974

Net realized and unrealized gain on investments	58,935,448	29,411,572	43,555,746	20,472,816	11,587,064

Net increase in net assets resulting from operations	$57,187,777	$31,470,230	$47,336,368	$26,268,184	$11,605,531

Net increase in net assets per share resulting from operations	$2.57	$1.65	$2.48	$1.45	$0.91

Dividends declared per share	$0.42	$0.36	$0.48	$0.24	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Statements of Cash Flows

	For the	For the
	Period Ended	Period Ended
	November 1,	November 1,	For the	For the	For the
	2006 to	2005 to	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	October 31,	October 31,	October 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)

Cash flows from Operating Activities:
Net increase in net assets resulting from operations	$57,187,777	$31,470,230	$47,336,368	$26,268,184	$11,605,531
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided (used) by operating activities:
Realized (gain) loss	(65,849,587)	(3,016,082)	(5,221,390)	3,295,550	37,794,910
Net change in unrealized appreciation (depreciation)	6,914,139	(26,395,490)	(38,334,356)	(23,768,366)	(49,381,974)
Amortization of discounts and fees	(69,917)	(166,926)	(505,428)	(235,428)	—
Increase in accrued payment-in-kind dividends and interest	(2,418,638)	(1,375,226)	(2,183,786)	(1,370,777)	(101,861)
Increase in allocation of flow through income	(140,084)	(200,038)	(279,422)	(114,845)	—
Changes in assets and liabilities:
Dividends, interest and fees receivable	(1,071,561)	(156,521)	(715,013)	(474,207)	(275,661)
Prepaid expenses	53,824	(1,995,432)	(2,232,767)	(130,977)	178,200
Prepaid taxes	(385,138)	56,854	98,374	(98,374)	—
Deferred tax	(175,886)	(132,329)	(244,865)	(215,977)	(87,278)
Deposits	(322,129)	(205,000)	(120,000)	—	(45,445)
Other assets	25,353	25,353	33,804	(43,155)	—
Payable for investment purchased	—	(79,708)	(79,708)	79,708	—
Incentive Compensation	9,931,942	—	—	—	112,361
Liabilities	3,074,755	5,092,954	7,492,705	1,576,079	(34,210,000)
Purchases of equity investments	(26,401,201)	(24,043,834)	(45,913,914)	(17,315,000)	(20,848,139)
Purchases of debt instruments	(66,922,366)	(70,593,329)	(111,105,943)	(37,950,271)	(398,988,675)
Purchases of short term investments	—	(361,234,430)	(406,066,963)	(313,505,406)	(550,000)
Proceeds from equity instruments	81,971,300	8,316,719	10,593,459	23,396,719	4,309,991
Proceeds from debt instruments	31,941,271	26,413,284	37,895,884	10,796,111	8,478,894
Sales/maturities of short term investments	—	334,203,912	458,554,888	297,482,209	478,170,586

Net cash used by operating activities	27,343,854	(84,015,039)	(50,998,073)	(32,328,223)	36,161,440

Cash flows from Financing Activities:
Issuance of common stock	83,825,625	—	—	60,478,127	—
Offering expenses	(5,431,091)	—	—	—	(31,571,184)
Distributions to shareholders paid	(9,122,426)	(6,812,963)	(9,081,994)	(4,572,359)	(1,475,165)
Net borrowings under term loan	—	30,000,000	—	—	—
Net borrowings under revolving credit facility	(50,000,000)	45,000,000	100,000,000	(10,427,296)	10,025,000

Net cash provided from financing activities	19,272,108	68,187,037	90,918,006	45,478,472	(23,021,349)

Net change in cash and cash equivalents for the period	46,615,962	(15,828,002)	39,919,933	13,150,249	13,140,091

Cash and cash equivalents, beginning of period	66,217,123	26,297,190	26,297,190	13,146,941	6,850

Cash and cash equivalents, end of period	$112,833,085	$10,469,188	$66,217,123	$26,297,190	$13,146,941

During the nine months ended July 31, 2007 and 2006, MVC Capital, Inc. paid $3,536,606, and $359,487 in interest, respectively.

During the nine months ended July 31, 2007 and 2006, MVC Capital, Inc. paid $144,016, and $217,204 in income taxes, respectively.

Non-cash activity:

During the nine months ended July 31, 2007 and 2006, MVC Capital, Inc. recorded payment in kind (pik) dividend and interest of $2,418,638, and $1,375,226, respectively. This amount was added to the principal balance of the investments and recorded as interest/dividend income.

During the nine months ended July 31, 2007 and 2006, MVC Capital, Inc. was allocated $246,672, and $348,320, respectively, in flow-through income from its equity investment in Octagon Credit Investors, LLC. Of this amount, $106,588, and $148,282, respectively, was received in cash and the balance of $140,084, and $200,038, respectively, was undistributed and therefore increased the cost and/or fair value or carrying value of the investment.

On November 2, 2005, MVC Capital, Inc. re-issued 1,904 shares of treasury stock, in lieu of a cash distribution totaling $19,818, in accordance with the Company’s dividend reinvestment plan.

On December 27, 2005, MVC Capital, Inc. exchanged $286,200 from the Timberland Machines & Irrigation, Inc.’s junior revolving line of credit for 29 shares of it’s common stock.

On December 31, 2005, MVC Capital, Inc. exercised its ProcessClaims, Inc. warrants for 373,362 shares of preferred stock.

On January 3, 2006, MVC Capital, Inc. exercised its warrant in Octagon Credit Investors, LLC. After the warrant was exercised, MVC Capital Inc.’s ownership increased. As a result, Octagon is now considered an affiliate as defined in the Investment Company Act of 1940. See Note 3 to the consolidated financial statements for further information regarding “Investment Classification.”

On February 1, 2006, MVC Capital, Inc. re-issued 1,824 shares of treasury stock, in lieu of a cash distribution totaling $19,953, in accordance with the Company’s dividend reinvestment plan.

On April 28, 2006, MVC Capital, Inc. increased the availability under the SGDA Sanierungsgesellschaft fur Deponien und Altlasten (“SGDA”) revolving credit facility by $300,000. The SGDA bridge note for $300,000 was added to the revolving credit facility and the bridge loan was removed from MVC Capital Inc.’s books as apart of the refinancing.

On November 1, 2006, MVC Capital, Inc. re-issued 2,326 shares of treasury stock, in lieu of a cash distribution totaling $28,871, in accordance with the Company’s dividend reinvestment plan.

On January 2, 2007, MVC Capital, Inc. re-issued 3,684 shares of treasury stock, in lieu of a cash distribution totaling $48,641, in accordance with the Company’s dividend reinvestment plan.

On February 16, 2007, MVC Capital, Inc. exchanged the $200,000 HuaMei Capital Company convertible promissory note for 50 shares of its common stock.

On May 1, 2007, MVC Capital, Inc. re-issued 4,126 shares of treasury stock, in lieu of a cash distribution totaling $59,910, in accordance with the Company’s dividend reinvestment plan.

On May 9, 2007, MVC Capital Inc. exchanged 65,000 shares of Dakota Growers Pasta Company, Inc. Common Stock for 65,000 shares of Convertible Preferred Stock.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Statements of Changes in Net Assets

	November 1,	November 1,	For the	For the	For the
	2006 to	2005 to	Year Ended	Year Ended	Year Ended
	July 31,	July 31,	October 31,	October 31,	October 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)

Operations:
Net operating income (loss)	$(1,747,671.47)	$2,058,658.00	$3,780,622	$5,795,368	$18,467
Net realized gain	65,849,587	3,016,082	5,221,390	(3,295,550)	(37,794,910)
Net change in unrealized appreciation (depreciation)	(6,914,139)	26,395,490	38,334,356	23,768,366	49,381,974

Net increase in net assets from operations	57,187,777	31,470,230	47,336,368	26,268,184	11,605,531

Shareholder Distributions:
Distributions to shareholders	(9,259,848)	(6,872,494)	(9,163,765)	(4,580,676)	(10,072)
Return of capital distributions to shareholders	—	—	—	—	(1,465,093)

Net decrease in net assets from shareholder distributions	(9,259,848)	(6,872,494)	(9,163,765)	(4,580,676)	(1,475,165)

Capital Share Transactions:
Issuance of common stock	83,825,625	—	—	60,478,127	—
Reissuance of treasury stock to purchase investment	—	—	—	1,400,000	—
Offering expenses	(5,431,091)	—	—	(402,296)	—
Reissuance of treasury stock in lieu of cash dividend	137,422	59,531	81,771	8,317	—
Repurchase of common stock	—	—	—	—	(31,571,184)

Net increase in net assets from capital share transactions	78,531,956	59,531	81,771	61,484,148	(31,571,184)

Total increase in net assets	126,459,885	24,657,267	38,254,374	83,171,656	(21,440,818)

Net assets, beginning of period	236,993,374	198,739,000	198,739,000	115,567,344	137,008,162

Net assets, end of period	$363,453,259	$223,396,267	$236,993,374	$198,739,000	$115,567,344

Common shares outstanding, end of period	24,262,566	19,092,028	19,093,929	19,086,566	12,293,042

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Consolidated Selected Per Share Data and Ratios

	For the		For the
	Period Ended		Period Ended
	November 1,		November 1,		For the	For the	For the
	2006 to		2005 to		Year Ended	Year Ended	Year Ended
	July 31,		July 31,		October 31,	October 31,	October 31,
	2007		2006		2006	2005	2004
	(Unaudited)		(Unaudited)

Net asset value, beginning of period	$12.41		$10.41		$10.41	$9.40	$8.48
Operations:
Net operating income (loss)	(0.04)		0.11		0.20	0.32	—
Net realized and unrealized gain on investments	2.61		1.54		2.28	1.13	0.91

Net increase in net assets from operations	2.57		1.65		2.48	1.45	0.91

Shareholder Distributions:
From net investment income	(0.42)		(0.36)		(0.48)	(0.24)	—
Return of capital	—		—		—	—	(0.12)

Net decrease in net assets from shareholder distributions	(0.42)		(0.36)		(0.48)	(0.24)	(0.12)

Capital share transactions:
Anti-dilutive effect of share issuance	0.42		—		—	—	0.13
Dilutive effect of share issuance	—		—		—	(0.20)	—

Net increase in net assets from capital share transactions	0.42		—		—	(0.20)	0.13

Net asset value, end of period	$14.98		$11.70		$12.41	$10.41	$9.40

Market price, end of period	$16.17		$13.22		$13.08	$11.25	$9.24

Market premium (discount)	7.94%		12.99%		5.40%	8.07%	(1.70)%
Total Return — At NAV(a)	24.48%		16.00%		24.23%	13.36%	12.26%
Total Return — At Market(a)	27.08%		20.93%		20.75%	24.38%	15.56%
Ratios and Supplemental Data:
Net assets, end of period (in thousands)	$363,453.26		$223,396		$236,993	$198,739	$115,567
Ratios to average net assets:
Expenses	8.86	%(b)	6.57	%(b)	6.85%	3.69%	3.74	%(c)
Expenses excluding tax expense (benefit)	9.05	%(b)	6.48	%(b)	6.78%	3.75%	3.68	%(c)
Expenses excluding incentive compensation	4.47	%(b)	3.57	%(b)	4.03%	3.05%	3.74	%(c)
Expenses excluding incentive compensation, interest and other borrowing costs	2.88	%(b)	3.14	%(b)	3.29%	3.03%	3.74	%(c)
Net operating income (loss)	(0.76	)%(b)	1.31	%(b)	1.76%	3.34%	0.02%
Net operating income (loss) before tax expense (benefit)	(0.96	)%(b)	1.40	%(b)	1.83%	3.28%	0.08%
Net operating income before incentive compensation	3.63	%(b)	4.30	%(b)	4.58%	3.98%	0.02%
Net operating income before incentive compensation, interest and other borrowing costs	5.22	%(b)	4.73	%(b)	5.32%	4.00%	0.02%

(a)	Total annual return is historical and assumes changes in share price, reinvestments of all dividends and distributions, and no sales charge for the period.

(b)	Annualized

(c)	The expense ratio for the year ended October 31, 2004, included a one-time expense recovery of approximately $250,000. For the year ended October 31, 2004, without this one-time recovery, the expense ratio, excluding and including tax expense would have been 3.89% and 3.95%, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.

Notes to Consolidated Financial Statements
(Information at July 31, 2007 and 2006 and for the nine months ended July 31, 2007 and 2006 is unaudited)

1.	Organization and Business Purpose

MVC Capital, Inc., formerly known as meVC Draper Fisher Jurvetson Fund I, Inc. (the “Company”), is a Delaware corporation organized on December 2, 1999 which commenced operations on March 31, 2000. On December 2, 2002 the Company announced that it would begin doing business under the name MVC Capital. The Company’s investment objective is to seek to maximize total return from capital appreciation and/or income. The Company seeks to achieve its investment objective by providing equity and debt financing to companies that are, for the most part, privately owned. The Company’s current investments in Portfolio Companies consist principally of senior and subordinated loans, venture capital, mezzanine and preferred instruments and private equity investments.

The Company has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The shares of the Company commenced trading on the New York Stock Exchange, Inc. (the “NYSE”) under the symbol MVC on June 26, 2000.

The Company had entered into an advisory agreement with meVC Advisers, Inc. (the “Former Advisor”) which had entered into a sub-advisory agreement with Draper Fisher Jurvetson MeVC Management Co., LLC (the “Former Sub-Advisor”). On June 19, 2002, the Former Advisor resigned without prior notice to the Company as the Company’s investment advisor. This resignation resulted in the automatic termination of the agreement between the Former Advisor and the Former Sub-Advisor to the Company. As a result, the Company’s board internalized the Company’s operations, including management of the Company’s investments.

At the February 28, 2003 Annual Meeting of Shareholders, a new board of directors replaced the former board of directors of the Company (the “Former Board”) in its entirety. On March 6, 2003, the results of the election were certified by the Inspector of Elections, whereupon the Board terminated John M. Grillos, the Company’s previous CEO. Shortly thereafter, other members of the Company’s senior management team, who had previously reported to Mr. Grillos, resigned. With these significant changes in the Board and management of the Company, the Company operated in a transition mode and, as a result, no portfolio investments were made from early March 2003 through the end of October 2003 (the end of the Fiscal Year). During this period, the Board explored various alternatives for a long-term management plan for the Company. Accordingly, at the September 16, 2003 Special Meeting of Shareholders, the Board voted and approved the Company’s business plan.

On November 6, 2003, Michael Tokarz assumed his position as Chairman, Portfolio Manager and Director of the Company. Mr. Tokarz is compensated by the Company based upon his positive performance as the Portfolio Manager.

On March 29, 2004 at the Annual Shareholders meeting, the shareholders approved the election of Emilio Dominianni, Robert S. Everett, Gerald Hellerman, Robert C. Knapp and Michael Tokarz to serve as members of the Board of Directors of the Company and adopted an amendment to the Company’s Certificate of Incorporation authorizing the changing of the name of the Company from “meVC Draper Fisher Jurvetson Fund I, Inc.” to “MVC Capital, Inc.”

On July 7, 2004 the Company’s name change from “meVC Draper Fisher Jurvetson Fund I, Inc.” to “MVC Capital, Inc.” became effective.

On July 16, 2004 the Company commenced the operations of MVC Financial Services, Inc.

On September 7, 2006, the stockholders of MVC Capital approved the adoption of an investment advisory and management agreement with a 92% shareholder approval. The approved investment advisory and management agreement, which was entered into on October 31, 2006, provides for external management of the Company by The Tokarz Group Advisers LLC (“TTG Advisers”) (the “Advisory Agreement”), which is led by Michael Tokarz. The agreement took effect on November 1, 2006. Upon the effectiveness of the Advisory Agreement on November 1, 2006, Mr. Tokarz’s employment agreement with the Company terminated. All of the individuals (including the Company’s investment professionals) who had been previously employed by the Company as of the fiscal year

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

ended October 31, 2006 became employed by TTG Advisers and are expected to continue to provide services to the Company.

2.	Consolidation

On July 16, 2004, the Company formed a wholly-owned subsidiary, MVC Financial Services, Inc. (“MVCFS”). MVCFS is incorporated in Delaware and its principal purpose is to provide advisory, administrative and other services to the Company, the Company’s portfolio companies and other entities. MVCFS had opening equity of $1 (100 shares at $0.01 per share). The Company does not hold MVCFS for investment purposes and does not intend to sell MVCFS. In the consolidation, all intercompany accounts have been eliminated.

3.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its consolidated financial statements:

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

Valuation of Portfolio Securities — Pursuant to the requirements of the 1940 Act, we value our portfolio securities at their current market values or, if market quotations are not readily available, at their estimates of fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with our Valuation Procedures adopted by the board of directors. As permitted by the SEC, the board of directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the board of directors’ supervision and pursuant to our Valuation Procedures. Our board of directors may also elect in the future to hire independent consultants to review the Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments.

Pursuant to our Valuation Procedures, the Valuation Committee (which is currently comprised of three Independent Directors) determines fair valuations of portfolio company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the statements of operations as “Net unrealized gain (loss) on investments.” Currently, our net asset value (“NAV”) per share is calculated and published on a monthly basis. The fair values determined as of the most recent quarter end are reflected, in the next calculated NAV per share. (If the Valuation Committee determines to fair value an investment more frequently than quarterly, the most recently determined fair value would be reflected in the published NAV per share.)

The Company calculates our NAV per share by subtracting all liabilities from the total value of our portfolio securities and other assets and dividing the result by the total number of outstanding shares of our common stock on the date of valuation.

At October 31, 2006 and July 31, 2007, approximately 79.5% and 72.6%, respectively, of our total assets represented portfolio investments recorded at fair value (“Fair Value Investments”).

Initially, Fair Value Investments held by the Company are valued at cost (absent the existence of circumstances warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that a Fair Value Investment is held by the Company, its original cost may cease to represent an appropriate valuation, and other factors must be considered. No pre-determined formula can be applied to determine fair values. Rather, the Valuation Committee makes fair value assessments based upon the value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties, other than

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

in a forced or liquidation sale. The liquidity event whereby the Company exits an investment is generally the sale, the merger, the recapitalization or, in some cases, the initial public offering of the portfolio company.

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparables when available, precedent exit transactions in the market when available, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.

The fair value of our portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities that do not have readily ascertainable market values, our estimate of fair value may significantly differ from the fair market value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs which might become payable on disposition of such investments.

The Company’s equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The Valuation Committee’s analysis of fair value may include various factors, such as multiples of EBITDA, cash flow(s), net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company’s actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, or restructuring or related items.

The Valuation Committee may look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, or industry practices in determining fair value. The Valuation Committee may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. The determined fair values may be discounted to account for restrictions on resale and minority positions.

Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

For loans and debt securities, fair value generally approximates cost unless there is a reduced value or overall financial condition of the portfolio company or other factors indicate a lower fair value for the loan or debt security.

Generally, in arriving at a fair value for a debt security or a loan, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt and considers its underlying assets. With respect to a convertible debt security, the Valuation Committee also analyzes the excess of the value of the underlying security over the conversion price as if the security was converted when the conversion feature is “in the money” (appropriately discounted if restricted). If the security is not currently convertible, the use of an appropriate discount in valuing the underlying security is typically considered. If the value of the underlying security is less than the conversion price, the Valuation Committee focuses on the portfolio company’s ability to service and repay the debt.

When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.

Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination, closing and/or closing fees associated with investments in portfolio companies are accreted into income over the respective terms of the applicable loans. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as income. Prepayment premiums are recorded on loans when received.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not accrue payment-in-kind interest/dividends if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may accrue payment-in-kind interest if the health of the portfolio company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.

Escrows from the sale of a portfolio company are generally valued at an amount which may be expected to be received from the buyer under the escrow’s various conditions discounted for both risk and time.

Investment Classification — As required by the 1940 Act, we classify our investments by level of control. As defined in the 1940 Act, “Control Investments” are investments in those companies that we are deemed to “Control”. “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of us, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under the 1940 Act, we are deemed to control a company in which we have invested if we own 25% or more of the voting securities of such company or have greater than 50% representation on its board. We are deemed to be an affiliate of a company in which we have invested if we own 5% or more and less than 25% of the voting securities of such company.

Investment Transactions and Related Operating Income — Investment transactions and related revenues and expenses are accounted for on the trade date (the date the order to buy or sell is executed). The cost of securities sold is determined on a first-in, first-out basis, unless otherwise specified. Dividend income and distributions on investment securities is recorded on the ex-dividend date. The tax characteristics of such distributions received from our portfolio companies will be determined by whether or not the distribution was made from the investment’s current taxable earnings and profits or accumulated taxable earnings and profits from prior years. Interest income, which includes accretion of discount and amortization of premium, if applicable, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Fee income includes fees for guarantees and services rendered by the Company or its wholly-owned subsidiary to portfolio companies and other third parties such as due diligence, structuring, transaction services, monitoring services, and investment advisory services. Guaranty fees are recognized as income over the related period of the guaranty. Due diligence, structuring, and transaction services fees are generally recognized as income when services are rendered or when the related transactions are completed. Monitoring and investment advisory services fees are generally recognized as income as the services are rendered. Any fee income determined to be loan origination fees, original issue discount, and market discount are capitalized and then amortized into income using the effective interest method. Upon the prepayment of a loan or debt security, any unamortized loan origination fees are recorded as income and any unamortized original issue discount or market discount is recorded as a realized gain. For investments with payment-in-kind (“PIK”) interest and dividends, we base income and dividend accrual on the valuation of the PIK notes or securities received from the borrower. If the portfolio company indicates a value of the PIK notes or securities that is not sufficient to cover the contractual interest or dividend, we will not accrue interest or dividend income on the notes or securities.

Cash Equivalents — For the purpose of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, the Company considers all money market and all highly liquid temporary cash investments purchased with an original maturity of less than three months to be cash equivalents.

Restricted Securities — The Company will invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and a prompt sale at an acceptable price may be difficult.

Distributions to Shareholders — Distributions to shareholder are recorded on the ex-dividend date.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

Income Taxes — It is the policy of the Company to meet the requirements for qualification as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. As a RIC, the Company is not subject to income tax to the extent that it distributes all of its investment company taxable income and net realized capital gains for its taxable year. The Company is also exempt from excise tax if it distributes at least 98% of its ordinary income and capital gains during each calendar year.

Our consolidated operating subsidiary, MVCFS, is subject to federal and state income tax. We use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asst will not be realized.

Reclassifications — Certain amounts from prior years have had to be reclassified to conform to the current year presentation.

4.	Management

On November 6, 2003, Michael Tokarz assumed his positions as Chairman, Portfolio Manager and Director of the Company. Under internal management, Mr. Tokarz was entitled to compensation pursuant to his agreement with the Company, under which the Company was required to pay Mr. Tokarz incentive compensation in an amount equal to the lesser of (a) 20% of the net income of the Company for the fiscal year; or (b) the sum of (i) 20% of the net capital gains realized by the Company in respect of the investments made during his tenure as Portfolio Manager; and (ii) the amount, if any, by which the Company’s total expenses for a fiscal year were less than two percent of the Company’s net assets (determined as of the last day of the period). Mr. Tokarz has determined to allocate a portion of the incentive compensation to certain employees of the Company. For the year ended October 31, 2006, Mr. Tokarz received no cash or other compensation from the Company pursuant to his contract. Please see Note 5 “Incentive Compensation” for more information.

On February 20, 2006, Robert Everett resigned from the Company’s board of directors. Mr. Everett’s resignation did not involve a disagreement with the Company on any matter.

On February 23, 2006, in accordance with the recommendation of the Nominating/Corporate Governance/Strategy Committee of the Company’s board of directors, Mr. William E. Taylor was appointed to serve on the Company’s board of directors. Mr. Taylor was also appointed to serve on the Audit Committee and Nominating/Corporate Governance/Strategy Committee of the Company’s board of directors.

On May 30, 2006, the Company’s board of directors, including all of the Independent Directors (Mr. Tokarz recused himself from making a determination on this matter), unanimously approved the Advisory Agreement, which provides for the Company to be managed externally by TTG Advisers, which is controlled exclusively by Mr. Tokarz. On September 7, 2006, shareholders approved the Advisory Agreement at the annual meeting of shareholders.

On November 1, 2006, Mr. Tokarz’s agreement with the Company was terminated when the Advisory Agreement became effective as of that date. Under the terms of the Advisory Agreement, TTG Advisers determines, consistent with the Company’s investment strategy, the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes. TTG Advisers also identifies, and negotiates the structure of the Company’s investments (including performing due diligence on prospective portfolio companies), closes and monitors the Company’s investments, determines the securities and other assets purchased, retains or sells and oversees the administration, recordkeeping and compliance functions of the Company and/or third parties performing such functions for the Company. TTG Advisers’ services under the Advisory Agreement are not exclusive, and it may furnish similar services to other entities. Pursuant to the Advisory Agreement, the Company is required to pay TTG Advisers a fee for investment advisory and management services

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

consisting of two components — a base management fee and an incentive fee. The base management fee is calculated at 2.0% per annum of the Company’s total assets excluding cash and the value of any investment by the Company not made in portfolio companies (“Non-Eligible Assets”) but including assets purchased with borrowed funds that are not Non-Eligible Assets. The incentive fee consists of two parts: (i) one part is based on our pre-incentive fee net operating income; and (ii) the other part is based on the capital gains realized on our portfolio of securities acquired after November 1, 2003. The Advisory Agreement provides for an expense cap pursuant to which TTG Advisers will absorb or reimburse operating expenses of the Company to the extent necessary to limit the Company’s expense ratio (the consolidated expenses of the Company, including any amounts payable to TTG Advisers under the base management fee, but excluding the amount of any interest and other direct borrowing costs, taxes, incentive compensation and extraordinary expenses taken as a percentage of the Company’s average net assets) to 3.25% in a given fiscal year. Please see Note 5 “Incentive Compensation” for more information.

On April 4, 2007, in accordance with the recommendation of the Nominating/Corporate Governance/Strategy Committee of the Company’s board of directors, Mr. Warren E. Holtsberg was appointed to serve on the Company’s board of directors. On June 28, 2007, all of the Company’s directors were re-elected to serve on the Board until the next annual meeting of stockholders.

5.	Incentive Compensation

Effective November 1, 2006, Mr. Tokarz’s employment agreement with the Company terminated and the obligations under Mr. Tokarz’s agreement were superseded by those under the Advisory Agreement entered into with TTG Advisers. Pursuant to the Advisory Agreement, the Company pays an incentive fee to TTG Advisers which is generally: (i) 20% of pre-incentive fee net operating income and (ii) 20% of net realized capital gains (on our portfolio securities acquired after November 1, 2003). TTG Advisers is entitled to an incentive fee with respect to our pre-incentive fee net operating income in each fiscal quarter as follows: no incentive fee in any fiscal quarter in which our pre-incentive fee net operating income does not exceed the hurdle rate of 1.75% of net assets, 100% of our pre-incentive fee net operating income with respect to that portion of such pre-incentive fee net operating income, if any, that exceeds the hurdle rate but is less than 2.1875% of net assets in any fiscal quarter and 20% of the amount of our pre-incentive fee net operating income, if any, that exceeds 2.1875% of net assets in any fiscal quarter. Under the Advisory Agreement, the accrual of the provision for incentive compensation for net realized capital gains is consistent with the accrual that was required under the employment agreement with Mr. Tokarz.

Under internal management, Mr. Tokarz was entitled to compensation pursuant to his agreement with the Company, under which the Company was required to pay Mr. Tokarz incentive compensation in an amount equal to the lesser of (a) 20% of the net income of the Company for the fiscal year; or (b) the sum of (i) 20% of the net capital gains realized by the Company in respect of the investments made during his tenure as Portfolio Manager; and (ii) the amount, if any, by which the Company’s total expenses for a fiscal year were less than two percent of the Company’s net assets (determined as of the last day of the period).

At October 31, 2006, the provision for estimated incentive compensation was $7,172,352. During the nine month period ended July 31, 2007, this provision was increased by a net amount of $9,931,942 to $17,104,294. The increase in the provision for incentive compensation during the nine month period ended July 31, 2007 was primarily a result of the sale of Baltic Motors and BM Auto for a combined realized gain of $65.5 million, which was a $52.3 million increase from the carrying value at October 31, 2006. The amount of the provision also reflects the Valuation Committee’s determination to increase the fair values of five of the Company’s portfolio investments (Dakota Growers Pasta Company, Inc. (“Dakota Growers”), Octagon, SGDA, PreVisor and Vitality) by a total of $5.8 million and decrease the fair value of Ohio Medical Corporation (“Ohio Medical”) by $9.0 million. During the year ended October 31, 2006, Mr. Tokarz was paid no cash or other compensation. However, on October 2, 2006, the Company realized a gain of $551,092 from the sale of a portion of the Company’s LLC membership interest in Octagon. This transaction triggered an incentive compensation payment obligation of $110,218 to Mr. Tokarz, which was paid on January 12, 2007. After the increase in the provision due to the sale of Baltic Motors and BM

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

Auto and the decrease in the provision due to the overall impact of the Valuation Committee’s determinations and payment made to Mr. Tokarz, the balance of the incentive compensation provision, at July 31, 2007, was $17,104,294. Pursuant to the Advisory Agreement, only after a realization event (as is defined under such agreement) and an audit of the financials for the relevant fiscal year is completed, may the incentive compensation be paid to TTG Advisers. In this regard, even though the Company has experienced a realization event as to Baltic Motors and BM Auto, the Company’s incentive compensation payment obligation will only be triggered to the extent the Company has net realized capital gains for the fiscal year (in excess of any unrealized capital depreciation). During the nine month period ended July 31, 2007, there was no provision recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income did not exceed the hurdle rate.

6.	Dividends and Distributions to Shareholders

As a RIC, the Company is required to distribute to its shareholders, in a timely manner, at least 90% of its investment company taxable and tax-exempt income each year. If the Company distributes, in a calendar year, at least 98% of its ordinary income for such calendar year and its capital gain net income for the 12-month period ending on October 31 of such calendar year (as well as any portion of the respective 2% balances not distributed in the previous year), it will not be subject to the 4% non-deductible federal excise tax on certain undistributed income of RICs.

Dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends and capital gain distributions are generally declared and paid quarterly according to the Company’s policy established on July 11, 2005. An additional distribution may be paid by the Company to avoid imposition of federal income tax on any remaining undistributed net investment income and capital gains. Distributions can be made payable by the Company either in the form of a cash distribution or a stock dividend. The amount and character of income and capital gain distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due primarily to differing treatments of income and gain on various investment securities held by the Company, timing differences and differing characterizations of distributions made by the Company. Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications and may affect the allocation between net operating income, net realized gain (loss) and paid in capital.

For the Quarter Ended July 31, 2007

On July 13, 2007, the Company’s board of directors declared a dividend of $.12 per share. The dividend was payable on July 31, 2007 to shareholders of record on July 24, 2007. The ex-dividend date was July 20, 2007. The total distribution amounted to $2,911,507, including distributions reinvested. In accordance with the Company’s dividend reinvestment plan (the “Plan”), Computershare Ltd., the Plan Agent, re-issued 2,769 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

For the Quarter Ended April 30, 2007

On April 13, 2007, the Company’s board of directors declared a dividend of $.12 per share. The dividend was payable on April 30, 2007 to shareholders of record on April 23, 2007. The ex-dividend date was April 19, 2007. The total distribution amounted to $2,911,013, including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 4,127 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

For the Quarter Ended January 31, 2007

On December 14, 2006, the Company’s board of directors declared a dividend of $.12 per share and an additional dividend of $.06 per share. Both dividends were payable on January 5, 2007 to shareholders of record on

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

December 28, 2006. The ex-dividend date was December 26, 2006. The total distribution amounted to $3,437,326, including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 3,682 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

For the Year Ended October 31, 2006

On July 11, 2005, the Company’s board of directors announced that it has approved the Company’s establishment of a policy seeking to pay quarterly dividends to shareholders. On December 20, 2005, the Company’s board of directors declared a dividend of $.12 per share payable on January 31, 2006 to shareholders of record on December 30, 2005. The ex-dividend date was December 28, 2005. The total distribution amounted to $2,290,616, including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 1,824 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

On April 11, 2006, the Company’s board of directors declared a dividend of $.12 per share payable on April 28, 2006 to shareholders of record on April 21, 2006. The ex-dividend date was April 19, 2006. The total distribution amounted to $2,290,835, including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 1,734 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

On July 14, 2006, the Company’s board of directors declared a dividend of $.12 per share payable on July 31, 2006 to shareholders of record on July 24, 2006. The ex-dividend date was July 20, 2006. The total distribution amounted to $2,291,043, including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 1,901 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

On October 13, 2006, the Company’s board of directors declared a dividend of $.12 per share payable on October 31, 2006 to shareholders of record on October 24, 2006. The ex-dividend date was October 20, 2006. The total distribution amounted to $2,291,271, including distributions reinvested. In accordance with the Plan, the Plan Agent re-issued 2,327 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

For the Year Ended October 31, 2005

On July 11, 2005, the Company’s board of directors announced that it has approved the Company’s establishment of a policy seeking to pay quarterly dividends to shareholders. For the quarter, the board of directors declared a dividend of $.12 per share payable on July 29, 2005 to shareholders of record on July 22, 2005. The ex-dividend date was July 20, 2005. The total distribution amounted to $2,290,289. In accordance with the Plan, the Plan Agent re-issued 826 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

On October 10, 2005, the Company’s board of directors declared a dividend of $.12 per share payable on October 31, 2005 to shareholders of record on October 21, 2005. The ex-dividend date was October 19, 2005. The total distribution amounted to $2,290,387. In accordance with the Plan, the Plan Agent re-issued 1,904 shares of common stock from the Company’s treasury to shareholders participating in the Plan.

For the Year Ended October 31, 2004

On October 14, 2004, the Company’s Board of Directors declared a nonrecurring dividend of $.12 per share payable to shareholders of record on October 22, 2004 and payable on October 29, 2004. In accordance with the Plan, the Plan Agent purchased shares on the open market of the NYSE for shareholders participating in the Plan. The total distribution amounted to $1,475,165.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

7.	Transactions with Other Parties

The Company is permitted to co-invest in certain Portfolio Companies with its affiliates subject to specified conditions set forth in an exemptive order obtained from the SEC. Under the terms of the order, Portfolio Companies purchased by the Company and its affiliates are required to be approved by the Independent Directors and are required to satisfy certain conditions established by the SEC. During 2004, 2005, and 2006 no transactions were effected pursuant to the exemptive order.

The Company has sub-leased property at 287 Bowman Avenue, Purchase, NY, 10577, a building which is owned by Phoenix Capital Partners, LLC, which is 97% owned by Mr. Tokarz. The sublease expired on February 28, 2007. Effective November 1, 2006, under the terms of the Advisory Agreement, TTG Advisers is responsible for providing office space to the Company and for the costs associated with providing such office space. The Company’s offices continue to be located on the second floor of 287 Bowman Avenue.

In connection with the Company’s investment in Velocitius, we have entered into consulting services arrangements with Jasper Energy, LLC (“Jasper”). Under the terms of the arrangements, Jasper provides management consulting services relating to Velocitius’ acquisition of certain wind farms and is to be paid an ongoing monthly service fee of approximately 8,000 euros ($10,000), a fee equal to 9% of the profit distributions attributable to the wind farm projects and a one-time fee equal to 2% of the equity purchase price of the wind farms (estimated currently at 175,000 euros ($220,000)). Mr. Tokarz, our Chairman and Portfolio Manager, has a minority ownership interest in Jasper. Our board of directors, including all of our Independent Directors (Mr. Tokarz recused himself from making a determination on this matter), approved each of the arrangements with Jasper.

8.	Concentration of Market and Credit Risk

Financial instruments that subjected the Company to concentrations of market risk consisted principally of equity investments, subordinated notes, and debt instruments (other than cash equivalents), which represent approximately 79.50% and 72.58% of the Company’s total assets at October 31, 2006 and July 31, 2007, respectively. As discussed in Note 3, these investments consist of securities in companies with no readily determinable market values and as such are valued in accordance with the Company’s fair value policies and procedures. The Company’s investment strategy represents a high degree of business and financial risk due to the fact that the investments (other than cash equivalents) are generally illiquid, in small and middle market companies, and include entities with little operating history or entities that possess operations in new or developing industries. These investments, should they become publicly traded, would generally be (i) subject to restrictions on resale, if they were acquired from the issuer in private placement transactions; and (ii) susceptible to market risk. At this time, the Company’s investments in short-term securities are in 90-day Treasury Bills, which are federally guaranteed securities, or other high quality, highly liquid investments. The Company’s cash balances, if not large enough to be invested in 90-day Treasury Bills or other high quality, highly liquid investments, are swept into designated money market accounts.

9.	Portfolio Investments

For the Nine Month Period Ended July 31, 2007

During the nine month period ended July 31, 2007, the Company made eight new investments, committing capital totaling approximately $53.3 million. The investments were made in WBS Carbons Acquisition Corp. (“WBS”) ($3.2 million), Huamei Capital Company, Inc. (“HuaMei”) ($200,000), Levlad Arbonne International LLC (“Levlad”) ($10.1 million), Total Safety U.S., Inc. (“Total Safety”) ($4.5 million), MVC Partners LLC (“MVC Partners”) ($71,000), Genevac U.S. Holdings, Inc. (“Genevac”) ($14.0 million), SIA Tekers Invest (“Tekers”) ($2.3 million), and U.S. Gas & Electric, Inc. (“U.S. Gas”) ($18.9 million).

The Company also made fourteen follow-on investments in existing portfolio companies committing capital totaling approximately $47.4 million. On November 7, 2006, the Company invested $100,000 in SGDA

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

Sanierungsgesellschaft fur Deponien und Altasten mbH (“SGDA”) by purchasing an additional common equity interest. On December 22, 2006, the Company purchased an additional 56,472 shares of common stock in Vitality Foodservice, Inc. (“Vitality”) at a cost of approximately $565,000. On January 9, 2007, the Company extended to Turf Products LLC (“Turf”) a $1.0 million junior revolving note. Turf immediately borrowed $1.0 million from the note. On January 11, 2007, the Company provided Harmony Pharmacy & Health Center, Inc. (“Harmony Pharmacy”) a $4.0 million revolving credit facility. Harmony Pharmacy immediately borrowed $1.75 million from the credit facility. On February 16, 2007, the Company invested $1.8 million in HuaMei purchasing 450 shares of common stock. At the same time, the previously issued $200,000 convertible promissory note was exchanged for 50 shares of HuaMei common stock at the same price. On February 19, 2007, the Company invested an additional $8.4 million of common equity interest in Velocitius B.V. (“Velocitius”). On February 21, 2007 and May 4, 2007, the Company provided BP Clothing, LLC (“BP”) a $5.0 million and a $2.5 million second lien loan, respectively. On March 26, 2007, the Company extended a $1.0 million bridge loan to Auto MOTOL BENI (“BENI”). On March 30, 2007, the Company invested an additional $5.0 million in SP Industries, Inc. (“SP”) in the form of a subordinated term loan B. On May 1, 2007, the Company extended to Velocitius a $650,000 revolving line of credit. Velocitius immediately borrowed approximately $547,000. On May 8, 2007, the Company provided Baltic Motors Corporation (“Baltic Motors”) a $5.5 million bridge loan. On May 9, 2007, the Company purchased 1.0 million shares of Dakota Growers preferred stock at a cost of $10.0 million. At that time, 65,000 shares of Dakota Growers common stock were converted to 65,000 shares of convertible preferred stock. On July 30, 2007, the Company provided Ohio Medical a $2.0 million convertible unsecured promissory note.

At the beginning of the 2007 fiscal year, the junior revolving note provided to Timberland Machines & Irrigation, Inc. (“Timberland”) had a balance outstanding of approximately $2.8 million. On November 27, 2006, the amount available on the revolving note was increased by $750,000 to $4.0 million. Net repayments during for the nine month period ended July 31, 2007 were $300,000 resulting in a balance as of July 31, 2007 of $2.5 million.

At October 31, 2006, the balance of the revolving credit facility provided to Octagon Credit Investors, LLC (“Octagon”) was $3.3 million. Net borrowings during the nine month period ended July 31, 2007 were $2.8 million resulting in a balance outstanding of approximately $6.1 million.

At October 31, 2006, the balance of the revolving line of credit provided to Velocitius was approximately $144,000. Net repayments during the nine month period ended July 31, 2007 were approximately $10,000. As of July 31, 2007, the balance of the revolving line of credit was approximately $134,000.

On December 1, 2006, the Company received a principal payment of approximately $100,000 from Vestal Manufacturing Enterprises, Inc. (“Vestal”) on its senior subordinated debt. As of July 31, 2007, the balance of the loan was $700,000.

On December, 8, 2006, Total Safety repaid term loan A and term loan B in full, including all accrued interest and prepayment fees. The total amount received for term loan A was $5,043,775 and for term loan B was $1,009,628.

On December 29, 2006, March 30, 2007, and June 29, 2007, the Company received quarterly principal payments from BP on term loan A of $90,000 on each payment date.

On January 1, 2007, April 2, 2007, and July 2, 2007, the Company received principal payments of $37,500 on the term loan provided to Innovative Brands, LLC (“Innovative Brands”).

On January 2, 2007 and March 1, 2007, the Company received principal payments of approximately $96,000 and $1.0 million, respectively, on term loan A from Henry Company.

On January 5, 2007, Baltic Motors repaid the bridge loan in full including all accrued interest. The total amount received from the repayment was $1,033,000.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

On January 19, 2007, Storage Canada LLC (“Storage Canada”) borrowed an additional $705,000 under their credit facility. The borrowing bears annual interest of 8.75% and has a maturity date of January 19, 2014.

On February 16, 2007, the Company exchanged the $200,000 convertible promissory note due from HuaMei for 50 shares of its common stock.

On March 8, 2007, Levlad repaid their loan in full including all accrued interest and a prepayment fee. The total amount received from the prepayment was approximately $10.4 million.

On March 30, 2007 and June 29, 2007, Total Safety made principal payments of $2,500 on its first lien loan.

On April 12, 2007 and April 18, 2007, BENI made principal payments of $200,000 and $500,000, respectively, on its bridge loan.

On April 16, 2007, the assets and liabilities of SafeStone Technologies PLC were transferred to two new companies, Lockorder Limited (“Lockorder”) and SafeStone Technologies Limited (“SafeStone Limited”). The Company received 21,064 shares of SafeStone Limited and 21,064 shares of Lockorder as a result of this corporate action. On a combined basis, there was no change in the combined cost basis or fair value due to this transaction.

On May 1, 2007, Turf repaid its secured junior revolving note in full, including accrued interest. The total amount received from the prepayment was approximately $1.0 million. There were no borrowings outstanding on the revolving note as of July 31, 2007.

On May 1, 2007, June 1, 2007, and July 1, 2007, the Company received $111,111 on each payment date as principal payments from SP on Term Loan B.

On June 1, 2007 and July 5, 2007, Harmony Pharmacy borrowed $600,000 and $1.0 million, respectively, from the credit facility. Net borrowings during the nine month period ended July 31, 2007 were $3.4 million, resulting in a balance outstanding of approximately $3.4 million.

On June 19, 2007, the Company increased the bridge loan to BENI to $2.0 million. The remaining available amount of $1.7 million was immediately drawn.

On July 24, 2007, the Company sold the common stock of Baltic Motors and BM Auto. The amount received from the sale of the 60,684 common shares of Baltic Motors was approximately $62.0 million, net of closing and other transaction costs, working capital adjustments and a reserve established by the Company to satisfy certain post-closing conditions requiring capital and other expenditures. Baltic Motors repaid all debt from the Company in full including all accrued interest. Total amount received from the repayment of the debt was approximately $10.2 million including all accrued interest. The remaining $51.8 million less the $8.0 million cost basis of Baltic resulted in $43.8 million recorded as realized gain. The difference between the $51.8 million received from the Baltic equity and the carrying value at October 31, 2006 is $30.6 million and the amount of the increase in net assets attributable to fiscal year 2007. The portion of the capital gain related to the equity investment made on June 24, 2004 ($40.9 million), will be treated as long-term capital gain and the portion related to the equity investment made on September 28, 2006 ($2.9 million) will be treated as a short-term capital gain. The amount received from the sale of the 47,300 common shares of BM Auto was approximately $29.7 million, net of closing and other transaction costs, working capital adjustments and a reserve established by the Company to satisfy certain post-closing conditions requiring capital and other expenditures. The $29.7 million less the $8.0 million cost basis of BM Auto resulted in $21.7 million recorded as a long term capital gain. The difference between the $29.7 million received from the BM Auto equity and the carrying value at October 31, 2006 is $21.7 million and the amount of the increase in net assets attributable to fiscal year 2007.

As mentioned above, a reserve account of approximately $3.0 million was created for post closing conditions that are required of the seller as a part of the purchase agreement. The cash held in the reserve account is held in Euros. At July 31, 2007, the balance of the reserve account was approximately $2.9 million. Expenses such as finishing a road to a dealership and Latvian tax withholding payments, among other things have been estimated by

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

management and will be paid from this account. This reserve account is owned and controlled by the Company. The Company has recorded the cash in the reserve account to its books denominated as foreign currency. It has also recorded a liability for the same amount so there is no impact to net asset value until all post closing conditions are met. The remaining cash, if any, after satisfying all reserve liabilities and contingencies, will be converted to USD and recorded as long term capital gain. We do not anticipate any post closing conditions in excess of the reserve; however, if they occur it would reduce the capital gain that has already been recorded. Any difference recorded due to changes in exchange rates since the Euros were received will be recorded as currency gain (loss). During the interim, at each month end, the Euros will be valued based on that day’s exchange rate and the liability will be adjusted to match the USD equivalent. Management believes all post closing conditions will be met before October 31, 2007.

On July 27, 2007, U.S. Gas repaid its bridge loan in full including accrued interest. The total amount received was approximately $908,000.

During the nine month period ended July 31, 2007, the Valuation Committee increased the fair value of the Company’s investments in Dakota Growers common stock by approximately $1.9 million, Octagon’s membership interest by approximately $1.6 million, SGDA common equity interest by approximately $276,000 and preferred equity interest by $350,000, PreVisor Inc. (“PreVisor”) common stock by $1.7 million, Foliofn, Inc. (“Foliofn”) preferred stock by $2.1 million, Vendio Services, Inc. (“Vendio”) preferred stock by $6.1 million, and Vendio common stock by approximately $15,000. In addition, increases in the cost basis and fair value of the loans to Impact Confections, Inc. (“Impact”), JDC Lighting, LLC (“JDC”), SP, Timberland, Amersham Corporation (“Amersham”), Marine Exhibition Corporation (“Marine”), Phoenix Coal Corporation (“Phoenix Coal”), BP, Turf, Summit Research Labs, Inc. (“Summit”), and the Vitality and Marine preferred stock were due to the capitalization of payment in kind (PIK) interest/dividends totaling $2,418,638. Also, during the nine month period ended July 31, 2007, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the Company’s investment by $140,084. The Valuation Committee also decreased the fair value of the Company’s investment in Ohio Medical during the nine month period ended July 31, 2007 by $9.0 million.

At July 31, 2007, the fair value of all portfolio investments was $316.9 million with a cost basis of $334.7 million. At July 31, 2007, the fair value and cost basis of portfolio investments made by the Company’s former management team pursuant to the prior investment objective (“Legacy Investments”) was $16.6 million and $55.9 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $300.3 million and $278.8 million, respectively. At October 31, 2006, the fair value of all portfolio investments was $275.9 million with a cost basis of $286.9 million. At October 31, 2006, the fair value and cost basis of Legacy Investments was $8.4 million and $55.9 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $267.5 million and $231.0 million, respectively.

For the Year Ended October 31, 2006

During the year ended October 31, 2006, the Company made sixteen new investments, committing capital totaling approximately $142.1 million. The investments were made in Turf ($11.6 million), SOI ($5.0 million), Henry Company ($5.0 million), BM Auto ($15.0 million), Storage Canada ($6.0 million), Phoenix Coal ($8.0 million), Harmony Pharmacy ($200,000), Total Safety ($6.0 million), PreVisor ($6.0 million), Marine ($14.0 million), BP ($15.0 million), Velocitius ($66,290), Summit ($16.2 million), Octagon ($17.0 million), BENI ($2.0 million), and Innovative Brands ($15.0 million).

The Company also made eight follow-on investments in existing portfolio companies committing capital totaling approximately $24.2 million. During the year ended October 31, 2006, the Company invested approximately $879,000 in Dakota Growers by purchasing an additional 172,104 shares of common stock at an average price of $5.11 per share. On December 22, 2005, the Company made a follow-on investment in Baltic in the form of

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

a $1.8 million revolving bridge note. Baltic immediately drew down $1.5 million from the note. On January 12, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on January 31, 2006 and has been removed from the Company’s books. On January 12, 2006, the Company provided SGDA a $300,000 bridge loan. On March 28, 2006, the Company provided Baltic a $2.0 million revolving bridge note. Baltic immediately drew down $2.0 million from the note. On April 5, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on April 30, 2006 and has been removed from the Company’s books. On April 6, 2006, the Company invested an additional $2.0 million in SGDA in the form of a preferred equity security. On April 25, 2006, the Company purchased an additional common equity security in SGDA for $23,000. On June 30, 2006, the Company invested $2.5 million in Amersham in the form of a second lien loan. On August 4, 2006, the Company invested $750,000 in Harmony Pharmacy in the form of common stock. On September 28, 2006, the Company made another follow-on investment in Baltic in the form of a $1.0 million bridge loan and $2.0 million equity investment. On October 13, 2006, the Company made a $10 million follow-on investment in SP. The $10 million was invested in the form of an additional $4.0 million in term loan B and $6.0 million in a mezzanine loan. On October 20, 2006, the Company then assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp. On October 24, 2006, the Company invested an additional $3.0 million in SGDA in the form of a preferred equity security. On October 26, 2006, the Company invested an additional $2.9 million in Velocitius in the form of common equity. The Company also provided Velocitius a $260,000 revolving note on October 31, 2006. Velocitius immediately drew down $143,614 from the note.

At the beginning of the 2006 fiscal year, the revolving credit facility provided to SGDA had an outstanding balance of approximately $1.2 million. During December 2005, SGDA drew down an additional $70,600 from the credit facility. On April 28, 2006, the Company increased the availability under the revolving credit facility by $300,000. The balance of the bridge loan mentioned above, which would have matured on April 30, 2006, was added to the revolving credit facility and the bridge loan was eliminated from the Company’s books as a part of the refinancing.

On December 21, 2005, Integral prepaid its senior credit facility from the Company in full. The Company received approximately $850,000 from the prepayment. This amount included all outstanding principal and accrued interest. The Company recorded no gain or loss as a result of the prepayment. Under the terms of the prepayment, the Company returned its warrants to Integral for no consideration.

Effective December 27, 2005, the Company exchanged $286,200 of the $3.25 million outstanding on the Timberland junior revolving line of credit into 28.62 shares of common stock at a price of $10,000 per share. As a result, as of July 31, 2006, the Company owned 478.62 common shares of Timberland and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.96 million.

Effective December 31, 2005, the Company received 373,362 shares of Series E preferred stock of ProcessClaims, Inc. (“ProcessClaims”) in exchange for its rights under a warrant issued by ProcessClaims that has been held by the Company since May 2002. On January 5, 2006, the Valuation Committee increased the fair value of the Company’s entire investment in ProcessClaims by $3.3 million to $5.7 million. Please see the paragraph below for more information on ProcessClaims.

On January 3, 2006, the Company exercised its warrant ownership in Octagon which increased its existing membership interest. As a result, Octagon is now considered an affiliate of the Company.

Due to the dissolution of Yaga Inc. (“Yaga”), one of the Company’s Legacy Investments, the Company realized losses on its investment in Yaga totaling $2.3 million during the nine month period ended July 31, 2006. The Company received no proceeds from the dissolution of Yaga and the Company’s investment in Yaga has been removed from the Company’s books. The Valuation Committee previously decreased the fair value of the Company’s investment in Yaga to zero and as a result, the Company’s realized losses were offset by reductions in unrealized losses. Therefore, the net effect of the removal of Yaga from the Company’s books on the Company’s consolidated statement of operations and NAV at October 31, 2006, was zero.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

On February 24, 2006, BP repaid its second lien loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $8.7 million. This amount included all outstanding principal, accrued interest, accrued monitoring fees and an early prepayment fee. The Company recorded no gain or loss as a result of the repayment.

On April 7, 2006, the Company sold its investment in Lumeta Corporation (“Lumeta”) for its carrying value of $200,000. The Company realized a loss on Lumeta of approximately $200,000. However, the Valuation Committee previously decreased the fair value of the Company’s investment in Lumeta to $200,000 and, as a result, the realized loss was offset by a reduction in unrealized losses. Therefore, the net effect of the Company’s sale of its investment in Lumeta on the Company’s consolidated statement of operations and NAV was zero.

On April 21, 2006, BM Auto repaid its bridge loan from the Company in full. The amount of the proceeds received from the repayment was approximately $7.2 million. This amount included all outstanding principal, accrued interest and was net of foreign taxes withheld. The Company recorded no gain or loss as a result of the repayment.

On May 4, 2006, the Company received a working capital adjustment of approximately $250,000 related to the Company’s purchase of a membership interest in Turf. As a result, the Company’s cost basis in the investment was reduced.

On May 30, 2006, ProcessClaims, one of the Company’s Legacy Investments, entered into a definitive agreement to be acquired by CCC Information Services Inc. (“CCC”). The acquisition by CCC closed on June 9, 2006. As of June 9, 2006, the Company received net proceeds of approximately $7.9 million. The gross proceeds were approximately $8.3 million of which approximately $400,000 or 5% of the gross proceeds were deposited into a reserve account for one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The Company’s total investment in ProcessClaims was $2.4 million which resulted in a capital gain of approximately $5.5 million.

On July 27, 2006, SOI repaid their loan from the Company in full. The amount of the proceeds received from the prepayment was approximately $4.5 million. This amount included all outstanding principal, accrued interest, and an early prepayment fee. The Company recorded no gain or loss as a result of the prepayment.

On August 25, 2006, Harmony Pharmacy repaid their loan from the Company in full. The amount of the proceeds received from the prepayment was $207,444. This amount included all outstanding principal and accrued interest. The Company recorded no gain or loss as a result of the prepayment.

On August 25, 2006, SGDA’s revolving credit facility was added to the term loan, increasing the balance of the term loan by $1.6 million. The revolving credit facility was eliminated from the Company’s books as a result of this refinancing.

Effective September 12, 2006, the Company exchanged $409,091 of the $2.96 million outstanding on the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share. Effective September 22, 2006, the Company exchanged $225,000 of the $2.55 million outstanding on the Timberland junior revolving line of credit into 22.5 shares of common stock at a price of $10,000 per share. On September 22, 2006, Timberland drew down $500,000 from the junior revolving line of credit. As a result of these transactions, as of October 31, 2006, the Company owned 542.03 common shares of Timberland and the funded debt under the junior revolving line of credit was reduced from $2.96 million to approximately $2.83 million.

On October 2, 2006, Octagon bought back a total of 15% equity interest from non-service members. This resulted in a sale of a portion of the Company’s LLC member interest to Octagon for proceeds of $1,020,018. The Company realized a gain of $551,092 from this sale.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

On October 2, 2006, Octagon repaid their loan and revolving credit facility from the Company in full. The amount of the proceeds received from the prepayment of the loan was approximately $5.4 million. This amount included all outstanding principal, accrued interest, and an unused fee on the revolving credit facility. The Company recorded a gain as a result of these prepayments of approximately $429,000 from the acceleration of amortization of original issue discount.

On October 20, 2006, the Company assigned $5.0 million of SP’s $8.0 million term loan B to Citigroup Global Markets Realty Corp.

On October 30, 2006, JDC repaid $160,116 of principal on the senior subordinated debt.

During the year ended October 31, 2006, the Valuation Committee increased the fair value of the Company’s investments in Baltic common stock by $11.6 million, Dakota Growers common stock by approximately $2.6 million, Turf’s membership interest by $2.0 million, Octagon’s membership interest by approximately $562,000, Ohio Medical common stock by $9.2 million, Foliofn preferred stock by $5.0 million, Vendio preferred stock by $700,000, ProcessClaims preferred stock by $4.8 million and Vitality common stock and warrants by $3.5 million and $400,000, respectively. In addition, increases recorded to the cost basis and fair value of the loans to Amersham, BP, Impact, JDC, Phoenix Coal, SP, Timberland, Turf, Marine, Summit and the Vitality and Marine preferred stock were due to the receipt of payment in kind interest/dividends totaling approximately $2.2 million. Also during the year ended October 31, 2006, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the Company’s investment by approximately $279,000. During the year ended October 31, 2006, the Valuation Committee also decreased the fair value of the Company’s equity investment in Timberland by $1 million. The increase in fair value from payment in kind interest/dividends and flow through income has been approved by the Valuation Committee.

At October 31, 2006, the fair value of all portfolio investments, exclusive of short-term securities, was $275.9 million with a cost basis of $286.9 million. At October 31, 2005, the fair value of all portfolio investments, exclusive of short-term securities, was $122.3 million with a cost basis of $171.6 million.

For the Year Ended October 31, 2005

During the year ended October 31, 2005, the Company made six new investments, committing capital totaling approximately $48.8 million. The investments were made in JDC, SGDA, SP, BP, Ohio Medical and Amersham. The amounts invested were $3.0 million, $5.8 million, $10.5 million, $10 million, $17 million and $2.5 million, respectively.

The Company also made three follow-on investments in existing portfolio companies committing capital totaling approximately $5.0 million. In December 2004 and January 2005, the Company invested a total of $1.25 million in Timberland in the form of subordinated bridge notes. On April 15, 2005, the Company re-issued 146,750 shares of its treasury stock at the Company’s NAV per share of $9.54 in exchange for 40,500 shares of common stock of Vestal. On July 8, 2005 the Company extended Timberland a $3.25 million junior revolving note. In accordance with the terms of the note, Timberland immediately drew $1.3 million from the revolving note and used the proceeds to repay the subordinated bridge notes in full. The repayment included all outstanding principal and accrued interest. On July 29, 2005, the Company invested an additional $325,000 in Impact in the form of a secured promissory note.

In April 2005, Octagon drew $1.5 million from the senior secured credit facility provided to it by the Company and repaid it in full during June 2005.

During 2005, SGDA drew approximately $1.2 million from the revolving credit facility provided to it by the Company. As of October 31, 2005, the entire $1.2 million drawn from the facility remained outstanding.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

On July 14, 2005 and September 28, 2005, Timberland drew an additional $1.5 million and $425,000, from the revolving note mentioned above, respectively. As of October 31, 2005, the note was drawn in full and the balance of $3.25 million remained outstanding.

Also, during the year ended October 31, 2005, the Company sold its entire investment in Sygate and received $14.4 million in net proceeds. In addition, approximately $1.6 million or 10% of proceeds from the sale were deposited in an escrow account for approximately one year. Due to the contingencies associated with the escrow, the Company has not presently placed any value on the proceeds deposited in escrow and has therefore not factored such proceeds into the Company’s increased NAV. The realized gain from the $14.4 million in net proceeds received was $10.4 million. The Company also sold 685,679 shares of Mentor Graphics Corp. (“Mentor Graphics”) receiving net proceeds of approximately $9.0 million and realized a gain on the shares sold of approximately $5.0 million. The Company also received approximately $300,000 from the escrow related to the 2004 sale of BlueStar Solutions, Inc. (“BlueStar”).

The Company realized losses on CBCA, Inc. (“CBCA”) of approximately $12.0 million, Phosistor Technologies, Inc. (“Phosistor”) of approximately $1.0 million and ShopEaze Systems, Inc. (“ShopEaze”) of approximately $6.0 million. The Company received no proceeds from these companies and they have been removed from the Company’s portfolio. The Valuation Committee previously decreased the fair value of the Company’s investment in these companies to zero and as a result, the realized losses were offset by reductions in unrealized losses. Therefore, the net effect of the transactions on the Company’s consolidated statement of operations and NAV was zero.

On December 21, 2004, Determine Software, Inc. (“Determine”) prepaid its senior credit facility from the Company in full. The amount of proceeds the Company received from the repayment was approximately $1.64 million. This amount included all outstanding principal and accrued interest. Under the terms of the early repayment, the Company returned its 2,229,955 Series C warrants for no consideration.

On July 5, 2005, Arcot Systems, Inc. (“Arcot”) prepaid its senior credit facility from the Company in full. The amount of proceeds the Company received from the repayment was approximately $2.55 million. This amount included all outstanding principal and accrued interest. Under the terms of the early repayment, the Company returned its warrants to Arcot for no consideration.

The Company continued to receive principal repayments on the debt securities of Integral and BP. Integral made payments during the year ended October 31, 2005, according to its credit facility agreement totaling $1,683,336. BP made two quarterly payments during the year ended totaling $833,333. Also, the Company received a one time, early repayment on Vestal’s debt securities totaling $100,000.

During the year ended October 31, 2005, the Valuation Committee increased the fair value of the Company’s investments in Baltic by $1.5 million, Dakota Growers by $514,000, Octagon by $1,022,638, Sygate by $7.5 million (which was later realized), Vendio by $1,565,999, Vestal by $1,850,000 and Vitality by $700,000. In addition, increases in the cost basis and fair value of the Octagon loan, Impact loan, Timberland loan, Vitality Series A preferred stock, JDC loan and SP loans were due to the receipt of “payment in kind” interest/dividends totaling $1,370,777. Also during the year ended October 31, 2005, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of the investment by $114,845.

At October 31, 2005, the fair value of all portfolio investments, exclusive of short-term securities, was $122.3 million with a cost of $171.6 million. At October 31, 2004, the fair value of all portfolio investments, exclusive of short-term securities, was $78.5 million with a cost of $151.6 million.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

10.	Commitments and Contingencies

Commitments to/for Portfolio Companies:

At July 31, 2007, the Company’s commitments to portfolio companies consisted of the following:

Commitments of MVC Capital, Inc.

Amount Funded at
Portfolio Company	Amount Committed	July 31, 2007

Timberland	$4.0 million	$2.5 million
Storage Canada	$6.0 million	$2.7 million
Marine	$2.0 million	—
BENI	$514,000	—
Octagon	$12.0 million	$6.1 million
Turf	$1.0 million	—
Harmony Pharmacy	$4.0 million	$3.4 million
Velocitius	$260,000	$134,000
Velocitius	$650,000	$547,392
Tekers	$1.9 million	—
U.S. Gas	$10.0 million	—
U.S. Gas	$2.0 million	—
Total	$44.3 million	$15.4 million

At October 31, 2006, the Company’s commitments to portfolio companies consisted of the following:

Open Commitments of MVC Capital, Inc.

Amount Funded at
Portfolio Company	Amount Committed	October 31, 2007

Marine	$2.0 million	—
Octagon	$12.0 million	$3.25 million
Storage Canada	$6.0 million	$1.95 million
Timberland	$3.25 million	$2.83 million
Velocitius	$260,000	$143,614
Total	$23.5 million	$8.2 million

On May 7, 2004, the Company provided a $5,000,000 senior secured credit facility to Octagon. This credit facility expires on May 6, 2007 and can be automatically extended until May 6, 2009. The credit facility bears annual interest at LIBOR plus 4%. The Company receives a 0.50% unused facility fee on an annual basis and a 0.25% servicing fee on an annual basis for maintaining the credit facility. On February 1, 2006, Octagon drew $250,000 from the credit facility. The credit facility was repaid in full including, all accrued interest on February 23, 2006. This credit facility was refinanced on October 12, 2006.

During February 2005, the Company made available to SGDA, a $1,308,300 revolving credit facility that bears annual interest at 7%. The credit facility expired on August 25, 2006. During the fiscal year 2006, SGDA drew down $70,600 from the credit facility. On April 28, 2006, the Company increased the availability under the revolving credit facility by $300,000. The balance of the Company’s bridge loan to SDGA, which would have matured on April 30, 2006, was added to the revolving credit facility and the bridge loan was removed from the Company’s books.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

On June 30, 2005, the Company pledged its common stock of Ohio Medical to Guggenheim to collateralize a loan made by Guggenheim to Ohio Medical.

On July 8, 2005 the Company extended Timberland a $3.25 million junior revolving note that bears interest at 12.5% per annum and expires on July 7, 2007. The Company also receives a fee of 0.25% on the unused portion of the note. As of October 31, 2005, the total amount outstanding on the note was $3.25 million. On December 27, 2005, the Company exchanged $286,200 of the Timberland junior revolving line of credit for 28.62 shares of common stock at a price of $10,000 per share. As of January 31, 2006, the Company owned 478.62 common shares and the funded debt under the junior revolving line of credit has been reduced from $3.25 million to approximately $2.96 million. On April 21, 2006, Timberland repaid $500,000 on the note. On May 18, 2006, Timberland repaid an additional $500,000 on the note. On July 10, 2006, Timberland drew down $1.0 million leaving the total amount on the note outstanding at July 31, 2006 approximately $2.96 million. On September 12, 2006, the Company converted $409,091 of the Timberland junior revolving line of credit into 40.91 shares of common stock at a price of $10,000 per share. Effective September 22, 2006, the Company converted $225,000 of the Timberland junior revolving line of credit into 22.50 shares of common stock at a price of $10,000 per share. Timberland then borrowed $500,000 from the junior revolving line of credit. As a result of these transactions, as of October 31, 2006 the Company owned 542.03 common shares and the funded debt under the junior revolving line of credit was reduced from $3.25 million to approximately $2.83 million.

On December 22, 2005, the Company extended to Baltic a $1.8 million revolving bridge note. The note bears interest at 12% per annum and had a maturity date of January 31, 2006. Baltic immediately drew $1.5 million from the note. On January 12, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The revolver matured on January 31, 2006 and has been removed from the Company’s books.

On March 28, 2006, the Company extended to Baltic a $2.0 million revolving bridge note. Baltic immediately drew down $2.0 million from the note. On April 5, 2006, Baltic repaid the amount drawn from the note in full including all unpaid interest. The note matured on April 30, 2006 and has been removed from the Company’s books.

On March 30, 2006, the Company provided a $6 million loan commitment to Storage Canada and the company immediately borrowed $1.34 million. The commitment expires after one year, but may be renewed with the consent of both parties. The initial borrowing on the loan bears annual interest at 8.75% and has a maturity date of March 30, 2013. Any additional borrowings will mature seven years from the date of the subsequent borrowing. The Company also receives a fee of 0.25% on the unused portion of the loan. On October 6, 2006, Storage Canada borrowed an additional $619,000. The borrowing bears annual interest at 8.75% and has a maturity date of October 6, 2013.

On July 11, 2006, the Company extended to Marine a $2.0 million secured revolving note. The note bears annual interest at LIBOR plus 1%. The Company also receives a fee of 0.50% of the unused portion of the loan. There was no amount drawn on the revolving note as of October 31, 2006.

On August 25, 2006, SGDA’s revolving credit facility was added to the term loan, increasing the balance of the term loan by $1.6 million. The revolving credit facility was eliminated from the Company’s books as a result of this refinancing.

On October 12, 2006, the Company provided a $12.0 million revolving credit facility to Octagon in replacement of the senior secured credit facility provided on May 7, 2004. This credit facility expires on December 31, 2011. The credit facility bears annual interest at LIBOR plus 4.25%. The Company receives a 0.50% unused facility fee on an annual basis and a 0.25% servicing fee on an annual basis for maintaining the credit facility. On October 12, 2006, Octagon drew $3.75 from the credit facility. Octagon repaid $500,000 of the credit facility on October 30, 2006. As of October 31, 2006, there was $3.25 million outstanding.

On October 30, 2006, the Company provided a $260,000 revolving line of credit to Velocitius on which Velocitius immediately borrowed $143,614. The revolving line of credit expires on October 31, 2009. The note bears annual interest at 8%.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

On January 9, 2007, the Company extended to Turf a $1.0 million secured junior revolving note. Turf immediately borrowed $1.0 million on the note. The note bears annual interest at 12.5% and expires on May 1, 2008. The Company also receives a fee of 0.25% of the unused portion of the note. On May 1, 2007, Turf repaid the secured junior revolving note in full including accrued interest. There was no amount outstanding on the revolving note as of July 31, 2007.

On January 11, 2007, the Company provided a $4.0 million revolving credit facility to Harmony Pharmacy. The credit facility bears annual interest at 10%. The Company also receives a fee of 0.50% on the unused portion of the loan. The revolving credit facility expires on December 1, 2009. Net borrowings during the nine month period ended July 31, 2007 were $3.4 million resulting in a balance outstanding of $3.4 million at such date.

On May 1, 2007, the Company provided a $650,000 revolving line of credit to Velocitius. Velocitius immediately borrowed $547,392. The revolving line of credit expires on April 30, 2010. The line bears annual interest at 8%. At July 31, 2007, there was $547,392 outstanding under the line.

On July 19, 2007, the Company agreed to guarantee a 1.4 million Euro mortgage for Tekers, equivalent to approximately $1.9 million at July 31, 2007.

On July 26, 2007, the Company provided a $10.0 million revolving credit facility and a $2.0 million junior revolver to U.S. Gas. The credit facility bears annual interest at LIBOR plus 6% and the revolver bears annual interest at 14%. The Company receives a fee of 0.50% on the unused portion of the credit facility and the revolver. The revolving credit facility and junior revolver expire on July 26, 2010. There was no amount outstanding on the credit facility or junior revolver as of July 31, 2007.

Timberland also has a floor plan financing program administered by Transamerica. As is typical in Timberland’s industry, under the terms of the dealer financing arrangement, Timberland guarantees the repurchase of product from Transamerica, if a dealer defaults on payment and the underlying assets are repossessed. The Company has agreed to be a limited co-guarantor for up to $500,000 on this repurchase commitment.

Commitments of the Company:

On October 28, 2004, the Company entered into a one-year, cash collateralized, $20 million revolving credit facility (the “LaSalle Credit Facility”) with LaSalle Bank National Association (the “Bank”). On July 20, 2005, the Company amended the LaSalle Credit Facility. The maximum aggregate loan amount under the LaSalle Credit Facility was increased from $20 million to $30 million.

Additionally, the maturity date was extended from October 31, 2005 to August 31, 2006. All other material terms of the LaSalle Credit Facility remained unchanged. On January 27, 2006, the Company borrowed $10 million under the LaSalle Credit Facility. The $10 million borrowed under the LaSalle Credit Facility was repaid in full by February 3, 2006. Borrowings under the LaSalle Credit Facility bear interest, at the Company’s option, at either a fixed rate equal to the LIBOR rate (for one, two, three or six months), plus 1.00% per annum, or at a floating rate equal to the Bank’s prime rate in effect from time to time, minus 1.00% per annum. The LaSalle Credit Facility expired on August 31, 2006.

On February 16, 2005, the Company entered into a sublease (the “Sublease”) for a larger space in the building in which the Company’s current executive offices are located. Effective November 1, 2006, the Company subleased its principal executive office to TTG Advisers. The Sublease expired on February 28, 2007. Future payments under the Sublease for TTG Advisers total approximately $75,000 in fiscal year 2007. The Company’s previous lease was terminated effective March 1, 2005, without penalty.

On April 27, 2006, the Company and MVCFS, as co-borrowers entered into a new four-year, $100 million revolving credit facility (the “Credit Facility”) with Guggenheim as administrative agent to the lenders. On April 27, 2006, the Company borrowed $45 million ($27.5 million drawn from the revolving credit facility and $17.5 million in term debt) under the Credit Facility. The $27.5 million drawn from the revolving credit facility was repaid in full

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

on May 2, 2006. On July 28, 2006, the Company borrowed $57.5 million ($45.0 million drawn from the revolving credit facility and $12.5 million in term debt) under the Credit Facility. On August 2, 2006, the Company repaid $45.0 million borrowed on the revolving credit facility. On August 31, 2006, the Company borrowed $5.0 million in term debt under the Credit Facility. On October 27, 2006, the Company borrowed $4.0 million from the revolving credit under the Credit Facility. On October 30, 2006, the Company borrowed $61 million under the Credit Facility, $15 million in term debt and $46 million drawn from the revolving credit facility. As of October 31, 2006, there was $50.0 million in term debt and $50.0 million on the revolving credit facility outstanding. The proceeds from borrowings made under the Credit Facility are expected to be used to fund new and existing portfolio investments, pay fees and expenses related to the financing and for general corporate purposes. The Credit Facility will expire on April 27, 2010, at which time all outstanding amounts under the Credit Facility will be due and payable. Borrowings under the Credit Facility will bear interest, at the Company’s option, at a floating rate equal to either (i) the LIBOR rate (for one, two, three or six months), plus a spread of 2.00% per annum, or (ii) the prime rate in effect from time to time, plus a spread of 1.00% per annum. The Company paid a closing fee, legal and other costs associated with this transaction. These costs will be amortized evenly over the life of the facility. The prepaid expenses on the Balance Sheet include the unamortized portion of these costs. Borrowings under the Credit Facility will be secured, by among other things, cash, cash equivalents, debt investments, accounts receivable, equipment, instruments, general intangibles, the capital stock of MVCFS, and any proceeds from all the aforementioned items, as well as all other property except for equity investments made by the Company.

The Company enters into contracts with portfolio companies and other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to indemnifications to be remote.

11.	Certain Issuances of Equity Securities by the Issuer

On December 3, 2004, the Company commenced a rights offering to its shareholders of non-transferable subscription rights to purchase shares of the Company’s common stock. Pursuant to the terms of the rights offering, each share of common stock held by a stockholder of record on December 3, 2004, entitled the holder to one right. For every two rights held, shareholders were able to purchase one share of the Company’s common stock at the subscription price of 95% of the Company’s NAV per share on January 3, 2005. In addition, shareholders who elected to exercise all of their rights to purchase the Company’s common stock received an over-subscription right to subscribe for additional shares that were not purchased by other holders of rights. Based on a final count by the Company’s subscription agent, the rights offering was over-subscribed with 6,645,948 shares of the Company’s common stock subscribed for. This was in excess of the 6,146,521 shares available before the 25% oversubscription. Each share was subscribed for at a price of $9.10 which resulted in gross proceeds to the Company of approximately $60.5 million before offering expenses of approximately $402,000.

On April 15, 2005, the Company re-issued 146,750 shares of its treasury stock at the Company’s NAV per share of $9.54 in exchange for 40,500 shares of common stock of Vestal.

On February 28, 2007, the Company completed its public offering of 5,000,000 shares of the Company’s common stock at a price of $16.25 per share. On March 28, 2007, pursuant to the 30-day over-allotment option granted by the Company to the underwriters in connection with the offering, the underwriters purchased an additional 158,500 shares of common stock at the purchase price of $16.25 per share. The Company raised approximately $78.4 million in net proceeds after deducting the underwriting discount and commissions and estimated offering expenses. The Company expects to use the net proceeds of the offering to fund additional investments and for general corporate purposes, including the repayment of debt.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

12.	Legal Proceedings

On February 20, 2002, Millenco, L.P. (“Millenco”), a stockholder, filed a complaint in the United States District Court for the District of Delaware on behalf of the Company against the meVC Advisers, Inc. (the “Former Advisor”). The complaint alleged that the fees received by the Former Advisor, beginning one year prior to the filing of the complaint, were excessive, and in violation of Section 36(b) of the 1940 Act. The case was settled for $370,000 from which the Company received net proceeds in July 2004 of $245,213 after payment of legal fees and expenses.

During the year ended October 31, 2003, the Company paid or accrued $4.0 million for legal and proxy solicitation fees and expenses, which included $2.2 million accrued and paid at the direction of the Board of Directors, to reimburse the legal and proxy solicitation fees and expenses of two major Company shareholders, Millenco and Karpus Investment Management, including their costs of obtaining a judgment against the Company in the Delaware Chancery Court and costs associated with the proxy process and the election of the current Board of Directors. The Company made a claim against its insurance carrier, Federal Insurance Company (“Federal”) for its right to reimbursement of such expenses. On June 13, 2005, the Company reached a settlement with Federal in the amount of $473,968 which has been recorded as Other Income in the Consolidated Statement of Operations. Legal fees and expenses associated with reaching this settlement were $47,171.

13.	Recovery of Expenses and Unusual Income Items

On January 21, 2004, the Company reached an agreement with the property manager at 3000 Sand Hill Road, Menlo Park, California to terminate its lease at such location as a result of the property manager’s ability to reach an agreement with a new tenant for the space. Under the terms of the agreement, the Company bought-out its lease directly from the property manager, for an amount equal to $232,835. As a result, the Company recovered approximately $250,000 of the remaining reserve established at October 31, 2003. Without the recovery of the reserve, the gross facilities expense for the year ended October 31, 2004 would have been approximately $340,828.

On July 13, 2004, the Company received $370,000 from the settlement of the case Millenco v. meVC Advisers, Inc. (See Note 12 “Legal Proceedings”). The actual cash received was $245,213, after payment of legal fees and expenses. This settlement was the reimbursement of management fees received by the Former Advisor, which were alleged to be excessive.

During the year ended October 31, 2003, the Company paid or accrued $4.0 million for legal and proxy solicitation fees and expenses, which included $2.2 million accrued and paid at the direction of the Board of Directors, to reimburse the legal and proxy solicitation fees and expenses of two major Company shareholders, Millenco, and Karpus Investment Management, including their costs of obtaining a judgment against the Company in the Delaware Chancery Court and costs associated with the proxy process and the election of the current Board of Directors. The Company made a claim against its insurance carrier, Federal for its right to reimbursement of such expenses. On June 13, 2005, the Company reached a settlement with Federal in the amount of $473,968 which has been recorded as Other Income in the Consolidated Statement of Operations. Legal fees and expenses associated with reaching this settlement were $47,171.

14.	Tax Matters

Return of Capital Statement of Position (ROCSOP) Adjustment:   During the year ended October 31, 2006, the Company recorded a reclassification for permanent book to tax differences totaling $4,717,113. These differences were primarily due to book/tax treatment of partnership income and non-deductible excise taxes paid. These differences resulted in a net increase in accumulated earnings of $4,717,113, an increase in accumulated net realized loss of $395,257, and a decrease in additional paid in capital of $5,112,370. This reclassification had no effect on net assets.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

Distributions to Shareholders:  The table presented below includes MVC Capital, Inc. only. The Company’s wholly-owned subsidiary MVCFS has not been included. As of October 31, 2006, the components of accumulated earnings/ (deficit) on a tax basis were as follows:

Tax Basis Accumulated Earnings (Deficit)

Accumulated capital and other losses	$(73,524,707)
Undistributed net operating income	2,164,435
Gross unrealized appreciation	40,341,227
Gross unrealized depreciation	(51,934,799)

Net unrealized depreciation	$(11,593,572)

Total tax basis accumulated deficit	(82,953,844)
Tax cost of investments	287,485,124
Current year distributions to shareholders on a tax basis
Ordinary income	9,163,765
Prior year distributions to shareholders on a tax basis
Ordinary income	4,580,676

On October 31, 2006, the Company had a net capital loss carryforward of $73,524,707 of which $28,213,867 will expire in the year 2010, $4,220,380 will expire in the year 2011, $37,794,910 will expire in the year 2012 and $3,295,550 will expire in the year 2013. To the extent future capital gains are offset by capital loss carryforwards, such gains need not be distributed.

Qualified Dividend Income Percentage

The Company designated 7%* or a maximum amount of $621,193 of dividends declared and paid during the year ending October 31, 2006 from net investment income as qualified dividend income under the Jobs Growth and Tax Relief Reconciliation Act of 2003. The information necessary to prepare and complete shareholder’s tax returns for the 2006 calendar year, will be reported separately on form 1099-DIV, if applicable, in January 2007.

Corporate Dividends Received Deduction Percentage

Corporate shareholders may be eligible for a dividends received deduction for certain ordinary income distributions paid by the Company. The Company designated 7%* or a maximum amount of $621,193 of dividends declared and paid during the year ending October 31, 2006 from net investment income as qualifying for the dividends received deduction. The deduction is a pass through of dividends paid by domestic corporations (i.e. only equities) subject to taxation.

*  Unaudited

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

15.	Income Taxes

The Company’s wholly-owned subsidiary MVC Financial Services, Inc. is subject to federal and state income tax. For the year ended October 31, 2006 the Company recorded a tax provision of $159,072. For the year ended October 31, 2005 the Company recorded a tax benefit of $100,933. For the year ended October 31, 2004 the Company recorded a tax provision of $78,927. The provision for income taxes was comprised of the following:

	Year Ended
	October 31,	October 31,	October 31,
	2006	2005	2004

Current tax expense:
Federal	$314,859	$92,892	$134,201
State	89,078	22,152	32,004

Total current tax expense	403,937	115,044	166,205
Deferred tax benefit:
Federal	(203,645)	(174,390)	(70,472)
State	(41,220)	(41,587)	(16,806)

Total deferred tax benefit	(244,865)	(215,977)	(87,278)
Total tax (benefit) provision	$159,072	$(100,933)	$78,927

A reconciliation between the taxes computed at the federal statutory rate and our effective tax rate for MVCFS for the fiscal year ended October 31, 2006 is as follows:

Year Ended
October 31,
2006

Federal statutory tax rate	34.00%
Permanent difference	(0.39%)
State taxes, net of federal tax benefit	4.27%
Valuation allowance for deferred tax assets	—
Other, net	—

Effective income tax rate	38.66%

Deferred income tax balances for MVCFS reflect the impact of temporary difference between the carrying amount of assets and liabilities and their tax bases and are stated at tax rates expected to be in effect when taxes are

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

actually paid or recovered. The components of our deferred tax assets and liabilities for MVCFS as of October 31, 2006, October 31, 2005 and October 31, 2004 were as follows:

	October 31,	October 31,	October 31,
	2006	2005	2004

Deferred tax assets:
Deferred revenues	$548,120	$295,307	$82,445
Others	2,822	7,948	4,833

Total deferred tax assets	$548,120	$303,255	$87,278
Valuation allowance	—	—	—

Net deferred tax assets	$548,120	$303,255	$87,278
Deferred tax liabilities:
Deferred tax liabilities	—	—	—

Total deferred tax liabilities	—	—	—
Net deferred taxes	$548,120	$303,255	$87,278

Valuation Allowance

No valuation allowance was deemed necessary since the significant portion of temporary differences resulting in deferred tax assets are considered fully realizable.

16.	Segment Data

The Company’s reportable segments are its investing operations as a business development company, MVC Capital, Inc., and the financial advisory operations of its wholly owned subsidiary, MVCFS.

The following table presents book basis segment data for the nine month period ended July 31, 2007:

	MVC	MVCFS	Consolidated

Interest and dividend income	$15,944,392	$37,370	$15,981,762
Fee income	61,673	2,216,592	2,278,265
Other income	252,237	—	252,237
Total operating income	16,258,302	2,253,962	18,512,264
Total operating expenses	17,291,573	3,420,756	20,712,329
Net operating loss before taxes	(1,033,271)	(1,166,794)	(2,200,065)
Tax benefit	—	(452,394)	(452,394)
Net operating loss	(1,033,271)	(714,400)	(1,747,671)
Net realized gain on investments	65,849,587	—	65,849,587
Net change in unrealized depreciation on investments	(6,914,139)	—	(6,914,139)
Net increase (decrease) in net assets resulting from operations	$57,902,177	$(714,400)	$57,187,777

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table presents book basis segment data for the year ended October 31, 2006:

	MVC	MVCFS	Consolidated

Interest and dividend income	$13,756,679	$152,312	$13,908,991
Fee income	291,764	3,535,956	3,827,720
Other income	770,501	904	771,405
Total operating income	14,818,944	3,689,172	18,508,116
Total operating expenses	14,152,170	416,252	14,568,422
Net operating income before taxes	666,774	3,272,920	3,939,694
Tax expense (benefit)	—	159,072	159,072
Net operating income	666,774	3,113,848	3,780,622
Net realized gain (loss) on investments and foreign currency	5,221,390	—	5,221,390
Net change in unrealized appreciation on investments	38,334,356	—	38,334,356
Net increase in net assets resulting from operations	$44,222,520	$3,113,848	$47,336,368

In all periods prior to July 16, 2004, all business was conducted through MVC Capital, Inc. With the externalization of the Company’s management on November 1, 2006, separate invoices are now sent to MVC Capital and MVCFS for the quarterly base management fee due to TTG Advisers.

17.	Subsequent Events

Since July 31, 2007, net borrowings on Timberlands’s revolving credit facility were $1.5 million.

Since July 31, 2007, net repayments on Octagon’s revolving credit facility were $1.95 million.

On August 1, 2007, Phoenix Coal repaid its second lien loan in full including all accrued interest and fees. The total amount received from the repayment was approximately $8.4 million.

On August 10, 2007, Forrest Mertens, a representative of the Company, resigned from the board of Phoenix Coal. The Company still has board observance rights.

On August 15, 2007, Velocitius borrowed approximately $57,000 on Line I and $65,000 from Line II.

On August 20, 2007, the Company contributed an additional $45,000 to MVC Partners, increasing its limited liability company interest.

On September 18 and 19, 2007 the Company invested $24.0 million in Custom Alloy Corporation in the form of a $14.0 million loan bearing annual interest at 14% and $10.0 million in convertible preferred stock, respectively.

On September 20, 2007, the Company invested $40.0 million in MVC Automotive Group BV in the form of a $19.1 million bridge loan bearing annual interest at 10% and $20.9 in common stock.

On, September 27, 2007, the Company made an additional investment in Ohio Medical by extending $1.25 million of convertible unsecured subordinated promissory note.

On September 28, 2007, Henry Company repaid approximately $63,000 on term loan A.

On September 28, 2007, BP repaid $90,000 on term loan A.

On September 28, 2007, Henry Company repaid $2,500 on its first lien loan.

On October 1, 2007, Innovative Brands repaid $37,500 on its term loan.

On October 2, 2007, Harmony Pharmacy borrowed $650,000 from its revolving credit facility.

MVC Capital, Inc.

Notes to Consolidated Financial Statements — (Continued)

On October 15, 2007, our board of directors declared a regular quarterly dividend of $0.12 per share, which was paid on October 31, 2007 to shareholders of record on October 24, 2007.

On October 17, 2007, all post-closing conditions from the acquisition of Baltic Motors and BM Auto were satisfied. Of the $3.0 million held in reserve, $1.1 million was not needed to satisfy the post-closing conditions and as a result will be added to the Company’s gain on this sale.

On October 18, 2007, the Valuation Committee determined to adjust the fair values of the following portfolio companies, as of October 31, 2007: BENI, Foliofn, SGDA, PreVisor, Tekers, Summit, Timberland, and Vitality. These adjustments resulted in an aggregate net increase of approximately $3.3 million.

On October 19, 2007, U.S. Gas borrowed approximately $141,000 from its revolving credit facility.

On October 24, 2007, Octagon repaid $150,000 on its revolving credit facility.

Since October 31, 2007, additional net borrowings on U.S. Gas’s revolving credit facility were approximately $1.5 million.

Since October 31, 2007, net repayments on the Octagon revolving credit facility were $650,000.

On November 6, 2007, the Company invested $750,000 in SGDA Europe BV in the form of common equity interest.

On November 14 and November 21, 2007, the Company made additional investments of approximately $200,000 and $17,000, respectively, in MVC Partners. In connection with these investments, MVC Partners has made an investment in MVC Acquisition Corp., a newly-formed blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. We have agreed to serve as the corporate sponsor of MVC Acquisition Corp. Michael Tokarz, our Chairman and Portfolio Manager and the Manager of TTG Advisers, and Peter Seidenberg, our Chief Financial Officer, who serves in a similar capacity for TTG Advisers, currently serve as Chairman of the Board and Chief Financial Officer, respectively, for MVC Acquisition Corp. In connection with our sponsorship of MVC Acquisition Corp., we have agreed to purchase, through MVC Partners, an aggregate of $5,000,000 of warrants from MVC Acquisition Corp. concurrent with the consummation of its initial public offering. In addition, we anticipate the execution of a letter agreement with MVC Acquisition Corp., providing MVC Acquisition Corp. with a right of first review with respect to target businesses with a fair market value in excess of $250 million.

On November 26, 2007, the Company made an additional investment in Harmony Pharmacy in the form of a $500,000 demand note.

On November 30, 2007, the Company invested an additional $40.0 million in Ohio Medical in the form of a $10.0 million senior subordinated note and $30.0 million in convertible preferred stock.

On December 13, 2007, the Company assigned the Ohio Medical $10.0 million senior subordinated note to AEA Investors LLC.

Report of Independent Registered Accounting Firm

To the Board of Directors and Shareholders of MVC Capital, Inc.

We have audited the accompanying consolidated balance sheets of MVC Capital, Inc. (the “Fund”), including the consolidated schedule of investments, as of October 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and changes in net assets for each of the three years in the period ended October 31, 2006, and the selected per share data and ratios for each of the four years in the period ended October 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements, the selected per share data and ratios and schedule are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements, selected per share data and ratios and schedule based on our audits. The selected per share data and ratios for the year ended October 31, 2002, were audited by other auditors whose report expressed an unqualified opinion on those selected per share data and ratios.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the consolidated financial position of MVC Capital, Inc. at October 31, 2006 and 2005, and the consolidated results of their operations, cash flows and their changes in net assets for each of the three years in the period ended October 31, 2006 and the selected per share data and ratios for each of the indicated periods, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MVC Capital, Inc.’s internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 5, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
January 5, 2007

Schedule 12-14

MVC Capital, Inc. and Subsidiaries

Schedule of Invesments in and Advances to Affiliaties

		Amount of Interest or
		Dividends Credited		October 31,	Gross	Gross	October 31,
Portfolio Company	Investment(1)	To Income(5)	Other(2)	2005 Value	Additions(3)	Reductions(4)	2006 Value

Companies More than 25% owned
Auto MOTOL BENI (Automotive Dealership)	Common Stock	—	—	—	2,000,000	—	2,000,000
Baltic Motors Corporation	Loan	456,250	—	4,500,000	—	—	4,500,000
(Automotive Dealership)	Loan	11,333	—	—	1,000,000	—	1,000,000
	Bridge Loan	15,833	—	—	3,500,000	(3,500,000)	—
	Common Stock	—	—	7,500,000	13,655,000	—	21,155,000
Ohio Medical Corporation	Common Stock	—	—	17,000,000	9,200,000	—	26,200,000
(Medical Device Manufacturer)
SGDA Sanierungsgesellschaft fur Deponien und Altlasten	Loan	408,895	—	4,304,560	1,685,150	—	5,989,710
(Soil Remediation)	Revolver	74,023	—	1,237,700	370,600	(1,608,300)	—
	Bridge Loan	6,300	—	—	300,000	(300,000)	—
	Common Equity Interest	—	—	315,000	23,551	—	338,551
	Preferred Equity Interest	—	—	—	5,000,000	—	5,000,000
SIA BM Auto	Common Stock	—	—	—	8,000,000		8,000,000
(Automotive Dealership)	Loan	165,900	—	—	7,000,000	(7,000,000)	—
Summit Research Labs, Inc.	Loan	150,444	—	—	5,044,813	—	5,044,813
(Specialty Chemical)	Preferred Stock	—	—	—	11,200,000	—	11,200,000
Timberland Machines & Irrigation, Inc.	Loan	1,039,760	—	6,318,684	289,175	—	6,607,859
(Distributer — Landscaping & Irrigation Equipment)	Revolver	347,554	—	3,250,000	500,000	(920,291)	2,829,709
	Common Stock	—	—	4,500,000	920,291	(1,000,000)	4,420,291
	Warrants	—	—	—	—	—	—
Turf Products, LLC	Loan	1,049,262	—	—	7,676,331	—	7,676,331
(Distributer — Landscaping & Irrigation Equipment)	LLC Interest	—	—	—	6,074,750	(252,957)	5,821,793
	Warrant	—	—	—	—	—	—
Vendio Services, Inc.	Common Stock	—	—	—	—	—	—
(Technology)	Preferred Stock	—	—	2,700,000	700,000	—	3,400,000
Vestal Manufacturing Enterprises, Inc.	Loan	107,467	—	900,000	—	(100,000)	800,000
(Iron Foundries)	Common Stock	132,545	—	3,700,000	—	—	3,700,000
Velocitius B.V	Revolver	478	—	—	143,614	—	143,614
(Renewable Energy)	Common Equity Interest	—	—	—	2,966,765	—	2,966,765
Total companies more than 25% owned		$3,966,044					$128,794,436
Companies More than 5% owned, but less than 25%
Dakota Growers Pasta Company, Inc.	Common Stock	36,364	—	5,514,000	3,443,880	—	8,957,880
(Manufacturer of Packged Food)
Endymion Systems, Inc.	Preferred Stock	—	—	—	—	—	—
(Technology Investments) Harmony Pharmacy & Health Center, Inc.	Loan	7,444	—	—	200,000	(200,000)	—
(Healthcase — Retail)	Common Stock	—	—	—	750,000	—	750,000
Impact Confections, Inc.	Loan	907,468	—	5,228,826	239,297	—	5,468,123
(Confections Manufacturing & Distribution)	Loan	28,768	—	325,000	—	—	325,000
	Common Stock	—	—	2,700,000	—	—	2,700,000
Marine Exhibition Corporation	Loan	346,141	—	—	10,091,111	—	10,091,111
(Theme Park)	Preferred Stock*	53,478	—	—	2,035,652	—	2,035,652
ProcessClaims, Inc.	Preferred Stock	—	—	2,000,000	—	(2,000,000)	—
(Technology)	Preferred Stock	—	—	400,000	—	(400,000)	—
	Warrants	—	—	—	—	—	—

		Amount of Interest or
		Dividends Credited		October 31,	Gross	Gross	October 31,
Portfolio Company	Investment(1)	To Income(5)	Other(2)	2005 Value	Additions(3)	Reductions(4)	2006 Value

Octagon Credit Investors, LLC	Loan	1,244,315	—	4,664,794	5,568,803	(5,233,597)	5,000,000
(Financial Services)	Revolver	30,830	—	—	3,750,000	(500,000)	3,250,000
	LLC Interest	—	—	1,228,038	1,911,171	(1,211,277)	1,927,932
	Warrants	—	—	1,069,457		(1,069,457)	—
Phoenix Coal Corporation	Loan	357,407	—	—	7,088,615	—	7,088,615
(Coal Processing and Production)	Common Stock	—	—	—	1,000,000	—	1,000,000
Previsor	Common Stock	—	—	—	6,000,000	—	6,000,000
(Human Capital Management) Vitality Foodservice, Inc.	Common Stock	—	—	5,000,000	3,500,000	—	8,500,000
(Non-Alcoholic Beverages)	Preferred Stock	—	—	10,517,984	535,843	—	11,053,827
	Warrants	—	—	700,000	400,000	—	1,100,000
Yaga, Inc.	Preferred Stock	—	—	—	—	—	—
(Technology)	Preferred Stock	—	—	—	—	—	—
Total companies more than 5% owned, but less than 25%		$3,012,214					$75,248,140

This schedule should be read in conjunction with the Fund’s consolidated statements as of and for the year ended October 31, 2006, including the consolidated schedule of investments.

(1)	Common stock, preferred stock, warrants, options and equity interests are generally non-income producing and restricted. The principal amount for loans and debt securities and the number of shares of common and preferred stock is shown in the consolidated schedule of investments as of October 31, 2006.

(2)	Other includes interest, dividend, or other income which was applied to the principal of the investment and therefore reduced the total investment. These reductions are also included in the Gross Reductions for the investment, as applicable.

(3)	Gross additions includes increases in the cost basis of investments resulting from new portfolio investments, paid-kind-interest or dividends, the amortization of discounts and closing fees, and the exchange of one or more existing securities for one or more new securities. Gross additions also includes net increases in unrealized appreciation or net decreases in unrealized depreciation.

(4)	Gross reductions included decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales and the exchange of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.

(5)	Represents the total amount of interest or dividends credited to income for portion of the year an investment was included in the companies more than 25% owned or companies 5% to 25% owned categories, respectively.

*	All or a portion of the dividend income on this investment was or will be paid in the form of additional securities or by increasing the liquidation preference. Dividends paid-in-kind are also included in the Gross Additions for the investment, as applicable.

The accompanying notes are an integral part of these consolidated financial statements.

PART C
OTHER INFORMATION
Item 25. Financial Statements and Exhibits
1. Financial Statements.
     The following financial statements of MVC Capital, Inc. (the “Company” or the “Registrant”) are included in this registration statement in “Part A: Information Required in a Prospectus”:

Page
Consolidated Balance Sheets — July 31, 2007 (unaudited), October 31, 2006 and October 31, 2005	F-2
Consolidated Schedule of Investments — July 31, 2007 (unaudited) and October 31, 2006	F-3
Consolidated Statements of Operations — For the Periods ended July 31, 2007 and July 31, 2006 (unaudited) and for the Years Ended October 31, 2006, 2005 and 2004	F-9
Consolidated Statements of Cash Flows — For the Periods ended July 31, 2007 and July 31, 2006 (unaudited) and for the Years Ended October 31, 2006, 2005 and 2004	F-10
Consolidated Statements of Changes in Net Assets — For the Periods ended July 31, 2007 and July 31, 2006 (unaudited) and for the Years Ended October 31, 2006, 2005 and 2004	F-12
Consolidated Selected Per Share Data and Ratios — For the Periods ended July 31, 2007 and July 31, 2006 (unaudited) and for the Years Ended October 31, 2006, 2005 and 2004	F-13
Notes to Consolidated Financial Statements	F-14
Report of Independent Registered Accounting Firm	F-40
Schedule 12-14	F-41

     2. Exhibits.

Exhibit
Number	Description
a.	Certificate of Incorporation. (Previously filed as Exhibit 99.a filed with the Registrant’s Pre-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-92287) filed on March 28, 2000).

b.	Fifth Amended and Restated Bylaws (Previously filed as Exhibit 99.b filed with the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333- 125953) filed on August 29, 2005).

c.	Not applicable.

d.	Form of Share Certificate. ((Previously filed as Exhibit 99.d filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

e.	Dividend Reinvestment Plan, as amended. (Previously filed as Exhibit 99.e filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

f.	Not applicable.

g.	Investment Advisory and Management Agreement between the Registrant and The Tokarz Group Advisers LLC. (Previously filed as Exhibit 99.g filed with Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-125953) filed on November 29, 2006).

h.	Form of Underwriting Agreement. (Previously filed as Exhibit 99.h filed with Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-147039) filed on November 30, 2007).

i.	Not applicable.

j.1	Form of Custody Agreement between Registrant and U.S. Bank National Association. (Previously filed as Exhibit 99.j.1 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

j.2	Form of Amendment to Custody Agreement between Registrant and U.S. Bank National Association. (Previously filed as Exhibit 99.j.2 filed with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

j.3	Form of Custodian Agreement between Registrant and LaSalle Bank National Association. (Previously filed as Exhibit 99.j.3 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.1	Form of Transfer Agency Letter Agreement with Registrant and EquiServe Trust Company, N.A. (Previously filed as Exhibit 99.k.2 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.2	Form of Loan Agreement with Registrant and LaSalle Bank National Association. (Previously filed as Exhibit 99.k.3 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.3	Form of Amendment to Loan Agreement with Registrant and LaSalle Bank National Association. (Previously filed as Exhibit 99.j.2 filed with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.4	Form of Custody Account Pledge Agreement with Registrant and LaSalle Bank National Association. (Previously filed as Exhibit 99.k.4 filed with Registrant’s Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.5	Form of Fund Administration Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 99.k.6 filed with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.6	Form of Fund Accounting Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 99.k.7 filed with Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.7	Form of Credit Agreement with Registrant and Guggenheim Corporate Funding, LLC, et al. (Previously filed as Exhibit 10 filed with Registrant’s Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 9, 2006).

l.	Opinion of Counsel and Consent to its use (Previously filed as Exhibit 99.l filed with Registrant’s Registration

Exhibit
Number	Description
Statement on Form N-2 (File No. 333-147039) filed on October 31, 2007).

m.	Not applicable.

n.1	Consent of Ernst & Young LLP, filed herewith.

n.2	Opinion of Ernst & Young LLP, regarding “Senior Securities” table. (Previously filed as Exhibit 99.n.2 filed with Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-147039) filed on November 30, 2007).

o.	Not applicable.

p.	Not applicable.

q.	Not applicable.

r.	Joint Code of Ethics of the Registrant and The Tokarz Group Advisers LLC. (Previously filed as Exhibit 99.r filed with Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-125953) filed on November 29, 2006).
Item 26. Marketing Arrangements
     The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.
Item 27. Other Expenses of Issuance and Distribution

Commission registration fee	$7,675
NASD filing fee	$25,500
Printing and engraving	$450,000	*
Accounting fees and expenses	$300,000	*
Legal fees and expenses	$600,000	*

Total	$1,383,175	*

*	Figures are estimates.
Item 28. Persons Controlled by or Under Common Control with Registrant
Direct Subsidiaries
     Set forth below is the name of our subsidiary, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:
MVC Financial Services, Inc. (Delaware) 100%
     Our subsidiary is consolidated for financial reporting purposes.
Item 29. Number of Holders of Securities
     The following table sets forth the approximate number of record holders of our common stock at December 11, 2007.

Number of
Title of Class	Record Holders
Common stock, $.01 par value	11,900
Item 30. Indemnification
     The Certificate of Incorporation of the Registrant provides that its directors and officers shall, and its agents in the discretion of the board of directors may be indemnified to the fullest extent permitted from time to time by the laws of Delaware, provided, however, that such indemnification is limited by the Investment Company Act of 1940 or by any valid rule, regulation or order of the Securities and Exchange Commission thereunder. The Registrant’s Fifth Amended and Restated Bylaws, however, provide that the Registrant may not indemnify any director or officer against liability to the Registrant or its security holders to which he or she might otherwise be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of such disabling conduct.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the court of the issue.
Item 31. Business and Other Connections of Investment Adviser
     A description of any other business, profession, vocation or employment of a substantial nature in which the investment adviser, The Tokarz Group Advisers LLC (the “Adviser”) and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Company — TTG Advisers.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-67221), and is incorporated herein by reference.
Item 32. Location of Accounts and Records
     We maintain at our principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.
Item 33. Management Services
     Not applicable.
Item 34. Undertakings
     We hereby undertake:
     (1) to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (b) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;
     (2) Not applicable.
     (3) Not applicable.
     (4) (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
          (b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
          (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (5) that, for the purpose of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
     (6) Not applicable.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Westchester, in the State of New York, on this day, December 18, 2007.

MVC Capital, Inc.
By:	/S/ MICHAEL T. TOKARZ
Michael T. Tokarz
Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 18, 2007.

SIGNATURE	TITLE
/s/ MICHAEL T. TOKARZ	Chairman of the Board
Michael T. Tokarz

*	Director
Emilio A. Dominianni

*	Director
Gerald Hellerman

*	Director
Warren Holtsberg

*	Director
Robert C. Knapp

*	Director
William Taylor

*	Principal Financial Officer
Peter Seidenberg

/s/ BRUCE W. SHEWMAKER	Attorney-in-Fact
Bruce W. Shewmaker
*     Signed by Bruce W. Shewmaker pursuant to a power of attorney signed by each individual and filed with this Registration Statement on November 30, 2007.